



monogram biosciences

The Mark of
Individualized Medicine

2006 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From to

Commission file No. 000-30369

MONOGRAM BIOSCIENCES, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**94-3234479**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer identification no.)**
345 Oyster Point Blvd South San Francisco, California	**94080**
(Address of principal executive offices)	**(Zip code)**

Registrant's Telephone Number, Including Area Code: (650) 635-1100

Securities Registered Pursuant to Section 12(b) of the Act:
Common Stock, $0.001 Par Value
(Title of class)
The NASDAQ Stock Market LLC
(Name of Each Exchange on Which Registered)
Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of June 30, 2006 was $128,971,880.*

The number of shares outstanding of the Registrant's Common Stock was 131,742,353 as of March 5, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant's Definitive Proxy Statement, to be filed with the Securities and Exchange Commission (the "Commission") pursuant to Regulation 14A in connection with the 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"), is incorporated by reference into Part III of this Report.

* Excludes 65,460,649 shares of Common Stock held by directors, officers and stockholders whose beneficial ownership exceeds 5% of the Registrant's Common Stock outstanding. The number of shares owned by such persons was determined based upon information supplied by such persons and upon Schedules 13D and 13G, if any, filed with the SEC. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the Registrant, that such person is controlled by or under common control with the Registrant, or that such persons are affiliates for any other purpose.

TABLE OF CONTENTS

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding development and commercialization of our proposed products and services, and the possible growth of our business into new markets. These statements, which sometimes include words such as "expect," "goal," "may," "anticipate," "should," "continue," or "will," reflect our expectations and assumptions as of the date of this Annual Report based on currently available operating, financial and competitive information. Actual results could differ materially from those in the forward-looking statements as a result of a number of factors, including our ability to successfully complete the development and clinical validation of eTag assays and commercialize these assays for guiding treatment of cancer patients, the potential role of our assays in the development and use of new classes of HIV drugs such as CCR5 inhibitors, the market acceptance of our products, the effectiveness of competitive products, new products and technological approaches, the risks associated with our dependence on patents and proprietary rights, the possible infringement of the intellectual property rights of others, and our ability to raise additional capital if needed. These factors and others are more fully described in "Risk Factors" and elsewhere in this Form 10-K. We assume no obligation to update any forward-looking statements.

PART I

Item 1. *Business*

Overview

We are a life sciences company committed to advancing personalized medicine and improving patient outcomes through the development of innovative molecular diagnostic products that guide and target the most appropriate treatments. Through a comprehensive understanding of the genetics, biology and pathology of particular diseases, we have pioneered and are developing molecular diagnostics and laboratory services that are designed to:

- enable physicians to better manage infectious diseases and cancers by providing the critical information that helps them prescribe personalized treatments for patients by matching the underlying molecular features of an individual patient's disease to the drug expected to have maximal therapeutic benefit; and
- enable pharmaceutical companies to develop new and improved anti-viral therapeutics and targeted cancer therapeutics more efficiently and cost effectively by providing enhanced patient selection and monitoring capabilities throughout the development process.

We are a leader in developing and commercializing innovative products that help guide and improve the treatment of infectious diseases, cancer and other serious diseases. Our goal with personalized medicine is to enable the management of diseases at the individual patient level through the use of sophisticated diagnostics that permit the targeting of therapeutics to those patients most likely to respond to or benefit from them, thereby offering *the right treatment* to *the right patient* at *the right time*.

Monogram's PhenoSense™ and GeneSeq™ products provide a practical method for measuring the impact of genetic mutations on human immunodeficiency virus, or HIV, drug resistance. This information is used to optimize various treatment options for the individual patient. We currently market phenotypic and genotypic resistance testing products directed at patients with HIV infection and the drug classes currently approved for use. In addition, we have resistance tests in development or already used in research that are relevant to new drug classes, such as the integrase, entry and assembly classes. In addition to these resistance tests, our Trofile™ Co-Receptor Tropism Assay has been used for patient selection in the phase III trials of the new class of CCR5 antagonists. The first of these, *maraviroc* from Pfizer Inc. (Pfizer), is currently the subject of an NDA that has been accepted for priority review by the FDA. We expect that the Trofile Assay may be used for patient selection after regulatory approval of *maraviroc* and other CCR5 antagonists.

Over the last several years, we have built a business based on the personalized medicine approach in HIV drug resistance testing and in patient screening. We now seek to leverage the experience and infrastructure we have built in the HIV market to the potentially larger market opportunity of cancer utilizing our proprietary *eTag*™ technology. In the future, we plan to seek opportunities to address an even broader range of serious diseases.

New targeted drug therapies are being introduced for the treatment of cancer. Our proprietary *eTag* technology provides an assay platform for analyzing very small amounts of tumor samples recovered and prepared in a variety of methods, including formalin fixation, the current standard technique in hospital pathology laboratories. We believe this analytical platform may be well suited for the next generation of targeted cancer therapeutics. We believe that, upon completion of development, our *eTag* assays may permit the prediction, with a high degree of accuracy, of the likelihood of a patient's cancer responding to a given therapy, facilitating the selection of more precise and effective therapeutic options. We are developing Epidermal Growth Factor Receptor, or EGFR/HER, *eTag* assays that we believe will enable physicians to identify the appropriate course of treatment for cancers that have a particular molecular profile. Our current focus is on drugs that target the EGFR/HER receptor family, initially in breast cancer but subsequently in lung and other cancers. We intend to develop *eTag* assays that target other protein drug targets and signaling pathways that are key drivers of proliferation or survival in cancer cells.

We were incorporated in the state of Delaware in November 1995 and commenced commercial operations in 1999. Our principal executive offices are located at 345 Oyster Point Blvd., South San Francisco, CA 94080. Further information can be found on our website: *www.monogrambio.com*. Information found on our website is not incorporated by reference into this report.

Background

Personalized Medicine

There is growing evidence that while many serious diseases, such as HIV and cancer, can be characterized at the molecular level, many drugs simply do not work optimally for an entire population of patients in these broad disease categories. The biopharmaceutical industry is witnessing two mutually dependent innovations:

- targeted therapies that act on very specific disease mechanisms that may not be present in all patients with a broadly defined disease; and
- molecular diagnostic tests that may be able to predict in advance if a patient is likely to respond to a certain drug.

Based on these innovations, a new approach to disease management is emerging—*Personalized Medicine*— in which effective treatment options for the individual patient can be identified using specific diagnostic tests. The ideal of personalized medicine is to move from the so-called "one size fits all" method of drug treatment, to providing "the right treatment to the right patient at the right time."

Infectious Diseases

Viruses are microorganisms that must infect living cells to reproduce or replicate. These viruses infect human cells and replicate, making new viruses that can infect other cells. There are many different types of viruses, but all viruses share structural and functional characteristics associated with their ability to replicate. During the replication cycle, all types of virus often change slightly, or mutate. This is particularly true of viruses such as HIV and hepatitis C virus, or HCV. For example, in an untreated HIV-infected patient, HIV generates virus variants with genetic mutations at every possible nucleotide position, causing billions of new viruses to be produced each day. At any given time there can be many different variants of the virus present within the infected patient's body, each with a slightly different genetic sequence. This large number of virus variants allows HIV to adapt very rapidly and develop resistance to drugs. As a consequence of drug resistance, HIV continues to cause a large number of infections and deaths despite the availability and introduction of new and effective treatments.

Viral drug resistance refers to a reduction in the ability of a particular drug or combination of drugs to block replication of the virus. Drug resistance typically occurs as a result of mutations that accumulate in the viral genome as it replicates. As the virus replicates and creates a multitude of mutations, the drug resistant mutations become more prominent. For people infected with HIV, drug resistance can render drugs less effective or even completely ineffective, thus significantly reducing treatment options. The emergence and spread of strains of virus with drug resistance means that the ability to treat infections and save lives has become increasingly difficult.

There are approximately 40,000 new diagnoses of HIV infection in the United States each year. In time most of these progress to AIDS, which is one of the leading causes of death worldwide. It is estimated that approximately one million individuals in the United States are currently living with this disease. While once considered a fatal disease, with the advent of 20 FDA-approved anti-viral drugs for treatment of HIV and over 60 more in development, HIV infection increasingly can be treated as a chronic disease.

The Viral Drug Resistance Crisis

While more effective combination treatment regimens have been introduced for HIV, e.g. HAART (highly active antiretroviral therapy), over time the virus often develops resistance to the administered drugs, requiring a change in the combination of anti-viral agents prescribed. Selecting the right combination of drugs for optimal treatment of HIV patients is often difficult when physicians have limited information about the susceptibility of the patient's HIV to specific anti-viral drugs. Each treatment failure increases the risk that the next drug combination will not work or work for a shorter period of time leaving the patient with fewer effective future treatment options. Physicians are faced with the challenge of tailoring therapy to individual patients numerous times over the course of the disease.

Resistance to anti-viral drugs is one of the most serious impediments to successful treatment of HIV/AIDS patients. In response to the problem of anti-viral drug resistance, physicians use combinations, or cocktails, of anti-viral drugs, attacking different targets within the virus simultaneously. However, even combination therapy eventually fails in a great majority of patients, due in large part to the fact that the virus becomes resistant to some or all of the drugs used in combination.

Anti-viral drugs approved by the U.S. Food and Drug Administration, or FDA, are generally used in various combinations to treat HIV infected patients. Combination therapy requires each drug in the combination to be active, interfering with key viral functions, for the therapy to be most effective. If any of the drugs are not active, the combination therapy will likely fail more quickly. Each treatment failure leaves the patient with fewer future treatment options. Drug resistant viruses can also be transmitted to newly infected individuals, increasing the risk that initial treatment for those individuals will not work.

There are 20 FDA-approved drugs currently marketed for treatment of HIV. These generally fall into four classes of drug. These are nucleoside reverse transcriptase inhibitors, non-nucleoside reverse transcriptase inhibitors, protease inhibitors and entry inhibitors. Most currently approved HIV therapeutics are in the first three classes. There is one approved entry inhibitor, although many are in development including those targeting the use by HIV of the CCR5 co-receptor, which are the most advanced entry inhibitors in clinical trials. The first CCR5 antagonist, *maraviroc* from Pfizer, is currently the subject of an NDA that has been accepted for priority review by the FDA. Two drugs in the integrase class are in advanced clinical evaluation. Other drugs in the CCR5, integrase and assembly classes are in earlier stages of development. These new drug classes may be expected to add to the richness of available therapeutic choices for physicians and patients, but they also add to the complexity of the choices which may increase the need for sophisticated techniques for choosing among those potential therapies.

While new anti-viral drugs which may have increased potency and activity against drug resistant viruses are under development, the ability of HIV to mutate and replicate continues to challenge physicians, who are faced with the challenge of identifying the most appropriate therapy for the individual patient. We believe that this ability of HIV to continually mutate, coupled with the increased complexity of available therapy choices, will increase the need for sophisticated testing to identify resistance profiles.

Viral Resistance Testing

In response to the challenge posed by drug resistant viruses and the complexity provided by multiple choices of therapeutic, tests have been developed to assess the resistance of viruses to particular drugs. Simple tests based on an analysis of the genetic composition of the virus are now quite common. In addition, more sophisticated tests focused on more direct, or phenotypic, measurement of drug resistance are also available. The technologies available for resistance testing are:

- Phenotypic Assays—based on direct measurements of anti-viral susceptibility in cell culture assays in the presence of all commercially available drugs, and
- Genotypic Assays—based on scanning the viral genome to identify known mutations associated with resistance to particular drugs.

Both types of test may improve treatment response and can be used either to realign existing therapy or to help selection of the best initial therapy for a patient. Resistance testing has emerged as the "standard of care" in the management of patients with HIV. Current treatment guidelines from the U.S. Department of Health and Human Services, the International AIDS Society-USA and the EuroGuidelines Group recommend resistance testing to identify new potent drug combinations after therapy failure. Phenotypic testing provides the most direct measure of drug resistance and, when combined with genotypic testing, provides the most comprehensive view of a patient's situation. The ultimate goal of resistance testing is to optimize therapies for the individual patient. Increasingly, the complexity of the virus, the sophistication of available testing, and the cost to the patient both in terms of lost future treatment options as well as funds spent on expensive but ineffective therapies, make it more and more critical that physicians have access to as much information as possible when they determine therapy for their patients.

Tropism and Patient Selection

Resistance testing is used at the time of therapy failure to determine which specific elements in a patient's treatment regimen are failing and which drugs might be added to the regimen prospectively. A new type of testing has emerged that can be used prior to therapy prescription to determine in advance whether specific patients are suitable for a particular drug. This form of testing assesses the "tropism" of the patient. Tropism refers to the particular co-receptor—CCR5 or CXCR4—that the patient's virus uses to infect host cells. Such testing may also have a role during therapy or after therapy failure for patient monitoring.

HIV utilizes one of two co-receptors to enter a patient's host cells. These co-receptors are known as CCR5 and CXCR4. Each infected patient has HIV that uses one or the other of these two co-receptors or that uses both co-receptors simultaneously. Collectively, where both co-receptors are used, such patients are known as "dual/mixed."

One of the new classes of HIV drug in development is the class of CCR5 antagonists. Drugs in this class are designed to inhibit the use of the CCR5 co-receptor, and thereby prevent entry by HIV into host cells. However, for such drugs to be effective, it is necessary for the patient's virus to use the CCR5 co-receptor. Efficacy is not expected where the patient's HIV uses CXCR4 or is dual/mixed. Accordingly, efficacy of CCR5 antagonist drugs requires an effective test that identifies the tropism of the patient, or whether the CCR5 co-receptor target of the drug is present, or not. Monogram's Trofile Co-Receptor Tropism Assay is such a test and has been used in all phase II and phase III trials to date for CCR5 antagonists.

Oncology

Over one million new cases of solid tumor cancer are diagnosed each year in the United States, with three cancer types (breast, lung and colorectal) accounting for over 500,000 of these. While the incidence of lung cancer is declining slightly, the incidence of breast and colorectal cancer is believed to be increasing at approximately five percent annually.

Although there are often several therapeutic options for a given indication, treatment is typically expensive and accompanied by a host of adverse side effects that are detrimental to patients' quality of life. In many cases, treatments are effective in only a small percentage of the total patient population and so multiple treatment options must be pursued sequentially until an effective one is found. Often, relatively non-specific broader acting cancer therapeutic agents, including various chemotherapies and radiotherapy are used as first-line and second-line therapies before more specific, targeted therapeutics are used. These broader agents often have serious debilitating side effects associated with them. Typically, not until a patient has "failed" these treatments either because of intolerable or adverse side effects or because their cancer does not respond or has progressed are newer targeted therapies tried. These targeted therapies are often used in third-line treatment because the percentage of patients in the overall population for whom they are effective is relatively low (10%-20%). For patients with a life threatening disease, the sequential approach to the selection of therapies is not optimal but is a consequence of the limited information available to physicians. Despite many years of clinical studies, physicians still have inadequate information on which to base many treatment decisions and many newer targeted drugs have low levels of response in the general disease population, even though in a subset of the patient population they can be extremely effective. The consequences of suboptimal or inappropriate therapies include poor patient outcomes, both from side effects and lack of activity, as well as an economic burden on the healthcare system—the added costs of the physician's time, wasted drugs and increased hospitalization.

Patient Selection Testing

There is growing acknowledgement that the current methods of classifying different types of cancer by the tissue of origin (e.g. breast cancer or lung cancer) are relatively imprecise, and that better methods of categorizing an individual's cancer or tumor may be possible. In fact, it is now believed that individual tumors of different types (e.g. lung cancer and breast cancer) from different patients may be more closely related at the molecular level, and more likely to respond to a particular targeted therapy, than two lung tumors or two breast tumors. Separate lung cancer tissues may appear to be the same, but at the molecular level they may display very different biological processes. For a treatment to be optimally effective in killing or controlling cancer cells in an individual patient, it is desirable to have diagnostic tests that are able to "see" at this level and to determine what is driving the growth of the cancer cells in that individual patient and which drug will affect that particular process.

Cancer cells proliferate through the activation and interaction of complex biological pathways, stimulated by both extracellular signals and intracellular changes. In order to cure a patient's cancer, or to control it and limit its progression, physicians must have an understanding of these complex processes, and which particular pathways have been activated and are driving cancer cell growth in each particular patient. New molecular methods and analytical techniques are attempting to provide this information. These new technologies hold the potential for revolutionizing cancer diagnosis and treatment, enabling physicians to make decisions on what treatment options are best suited for an individual patient.

Recently there has been scientific debate about the predictive nature of particular genetic markers or genomic structures, such as the identification of specific gene mutations or gene expression levels present in the tumor tissue of certain patients. While this information is extremely useful in some cases, the biological patterns that result in uncontrolled cell growth and cancer are much more complex, and are influenced by many additional factors, than can be communicated in simple gene mutations. Often, while statistical relationships are postulated between such genetic markers and clinical outcome, there may be no well understood biological rationale for the statistical relationship. We believe that a more comprehensive understanding of the biology involved in cancer cell growth and drug response, especially at the level of proteins, protein complexes and signaling pathways, where most drugs work, is required to enable physicians to select the right therapy. In our view, effective diagnostic tests are those that can identify the presence of the proteins and protein complexes that are the targets of the drugs in question. Even greater predictive power would likely accrue to those diagnostic tests able to measure the targets in their activated state, those target proteins actively involved in the disease process or mechanism attacked by the drug.

There are many cellular pathways which, when activated, cause proliferation of cancer cells. One of these, on which substantial drug development activity has been targeted, is the EGFR/HER pathway. The four receptors in the EGFR/HER family—HER1, HER2, HER3 and HER4—are present on the surface of many cells and when activated can combine with other HER family receptors to form a protein "dimer." These dimers initiate pathways that can cause proliferation of cancer cells. Four drugs approved by the FDA target various elements of this family of pathways. These are Herceptin®, Iressa®, Tarceva®, Erbitux®, although Iressa has had restrictions placed on its use Many more drugs targeting this pathway are in development. The protein complexes targeted by these drugs are not present in all patients and when present, are present in different proportions. Accordingly, the ability to detect and quantify the presence of the relevant activated drug targets is important to understanding whether particular drugs are likely to be effective. Simple analysis of whether certain proteins are present is not sufficient without the additional information as to their activation status.

Monogram's Solution

Our solution to these challenges is based on molecular diagnostic tools that are designed to aid drug development and guide patient therapy by:

- enabling physicians to better manage infectious diseases and cancers by providing the critical information that helps them prescribe personalized treatments for patients by matching the underlying molecular features of an individual patient's disease to the drug expected to have maximal therapeutic benefit; and
- enabling pharmaceutical companies to develop new and improved anti-viral therapeutics and targeted cancer therapeutics more efficiently and cost effectively by providing enhanced patient selection and monitoring capabilities throughout the development process.

Infectious Diseases

Our proprietary technology identifies drug resistance in viruses that cause serious infectious diseases and can also identify a patient's tropism to screen for likely drug response to certain drugs. Our products are used primarily in the management of patients with HIV/AIDS. We make our tests available both to physicians to guide the management of patients' treatment and to pharmaceutical companies to aid in the development and clinical evaluation of new drugs.

The following table sets out the products that are offered to physicians in guiding the selection of therapy from among approved drugs and the tests available to pharmaceutical and biotechnology companies for use in drug development and clinical trial patient recruitment:

Products for HIV Testing

		Target Customer	
Product	**Description**	**Physicians**	**Pharmaceutical Companies**
PhenoSense HIV	Directly and quantitatively measures resistance of a patient's HIV to anti-viral drugs	✓	✓
GeneSeq HIV	Examines and evaluates the genetic sequences of a patient's HIV	✓	✓
PhenoSense GT	Combination product of the PhenoSense HIV and GeneSeq HIV tests integrated into one report	✓	✓
Replication Capacity HIV (1)	Measures viral fitness, or the ability of a virus to reproduce and infect new cells	✓	✓
PhenoSense HIV Entry	Directly and quantitatively measures resistance of a patient's HIV to entry inhibitors	✓	✓
GeneSeq HIV Entry	Examines and evaluates the genetic sequences of a patient's HIV for evidence of resistance to entry inhibitors		✓
Trofile Co-Receptor Tropism	Identifies the co-receptor the patient's virus uses to enter cells, or tropism; a patient screening assay that may also be a prognostic factor in the pace of HIV disease progression	(2)	✓
PhenoSense and GeneSeq HIV Integrase	Measures HIV resistance to integrase inhibitors for use in research and drug development	(3)	✓
PhenoSense HIV Antibody Neutralization	Tests patients' blood samples for the presence of antibodies that neutralize the HIV virus preventing the virus from infecting other cells (used in vaccine development programs)		✓
PhenoScreen	High-throughput screening for the identification of potential clinical drug candidates		✓

(1) The Replication Capacity HIV test data is provided with the PhenoSense HIV and PhenoSense GT test data.

(2) The Trofile Co-Receptor Tropism assay is Clinical Laboratory Improvement Amendments of 1988, or CLIA, approved and could be made available to physicians but is not currently made available as there are no relevant drugs approved for commercial use. One such drug, *maraviroc* from Pfizer, is currently receiving accelerated review by both the FDA and European regulatory authorities. The Trofile assay will be made available to physicians in parallel with the approval of *maraviroc* for commercial use.

(3) Assays for the integrase class are being validated and are expected to be available for physician use as needed after the first integrase drug is approved by the FDA.

In addition to the HIV testing products detailed above, we have PhenoSense HCV and GeneSeq HCV assays, some of which are still in development while others are made available to pharmaceutical companies for use in their drug discovery and development programs.

The products that are currently used in pharmaceutical company testing may represent potential future new products for the patient testing aspect of our business as clinical utility is established and as additional drugs are commercialized.

Physicians

Utilizing the information from the various products that we have developed, physicians are able to manage the treatment of HIV and prescribe personalized treatments for patients.

Our GeneSeq test determines the genetic sequence of HIV and provides physicians with a prediction of expected drug resistance based on the particular mutations present in the individual patient's virus. Our PhenoSense technology, rather than relying on known genotypic associations to make predictions of drug resistance, provides a direct measurement of the activity of each of the currently available anti-retroviral drugs against the patient's individual virus. By directly measuring the interaction of drug with viral enzyme, it avoids the need to rely on predictions when knowledge of genotypic resistance is lacking. The direct and quantitative nature of the phenotypic information that is provided facilitates a more useful characterization of the continuum of resistance than can be derived from basic genotypic tests. In addition, our tests can be automated and performed in large numbers, making them practical for routine use in the clinical management of patients. Currently marketed tests address the existing classes of approved drugs. Assays for the integrase class are expected to be available at the time of commercial availability of the drugs.

Our Trofile Co-Receptor Tropism Assay identifies the co-receptor that the patient's HIV uses to enter the cell. For the new class of CCR5 inhibitor drugs, it is important to know which co-receptor is being accessed by the virus for entry into cells. This test has been used to select patients for clinical trials of CCR5 antagonists in development, including *maraviroc*, Pfizer's CCR5 antagonist that is currently receiving accelerated review by both the FDA and European regulatory authorities. Once *maraviroc* is approved, the Trofile Assay may be used to aid physicians in prescribing the drugs.

We believe the information generated by our technology supports and guides the decision making process for physicians to identify optimal therapeutic treatment regimens for each patient. Through our genotypic and phenotypic tests, we provide a comprehensive report to the physician outlining the likely response of the patient's disease to all 20 approved HIV drugs. To provide more cost effective and timely data to the physician, we utilize an online test reporting system for our comprehensive portfolio of HIV drug resistance assays, PhenoSense GT, PhenoSense HIV and GeneSeq HIV and for our Trofile Co-Receptor Tropism Assay. Our secure online system facilitates data analysis, allowing examination of historical patient resistance data to help identify resistance patterns in patients over time, and it helps decrease the time between sample submission and reporting the results of the assays to physicians.

Pharmaceutical Companies

Pharmaceutical companies are under significant pressure to increase the productivity of their research and development functions. Significant impact on revenue for a pharmaceutical company can be derived from accelerating the progress of existing drugs in development through clinical trials, as well as by enhancing drug discovery programs.

Increasing the speed and probability of success of clinical trials and accelerating the commercialization of drug candidates can be achieved through the advent of tests that are based on a personalized medicine approach. By identifying patients utilizing biomarkers that are predictive of response to the drug under investigation, we believe clinical trials can be shorter, smaller and less costly, and have a higher probability of successful completion. In addition, the drug can be prescribed with a higher degree of expected effectiveness, be brought to market more rapidly, and potentially be positioned as a first- or second-line treatment rather than a second- or third-line treatment.

Our products can be utilized by drug developers to:

- Predict novel compounds' potential benefits based on activity against a wide range of actual patient viruses and specific mutational patterns compared with other drugs in the same class, and
- Prioritize and optimize drug candidates based on identification of compounds with the best resistance profiles, allowing companies to invest resources in the most promising drug candidates.

Clinical trials are the most expensive part of drug development and pharmaceutical companies are now utilizing the information from pharmacogenomics, the scientific discipline focused on how genetic differences among patients determine or predict responsiveness or adverse reactions to particular drugs, to improve the outcomes of clinical trials. In a similar way, pharmaceutical companies are applying our PhenoSense technology to help select and monitor suitable patients for clinical trials and optimize background therapy prior to treatment with the investigational compound. This selection process may allow pharmaceutical companies to guide important drug development decisions before large resource commitments are made. To date, we have provided testing services to almost all the pharmaceutical companies with drugs in development for treatment of HIV/AIDS and our tests have been used in the testing of patient samples for every drug approved for treatment of HIV in the past five years. Importantly, the FDA has endorsed and emphasized the importance of resistance testing in drug development.

Oncology

Utilizing our *eTag* technology, we plan to expand our franchise into oncology. We aim to leverage our commercial experience to develop molecular diagnostic tests that will differentiate those patients who are likely to respond to new targeted therapies from those patients who are not likely to respond. We are currently completing the development of our proprietary *eTag* assays that measure specific activated proteins and protein complexes and utilize tumor samples obtained from a patient's biopsy, to aid in prescribing the new targeted cancer drugs for these patients.

Our *eTag* assays require only a very small amount of biological sample and are designed to be performed directly on fresh, frozen and the standard clinical format—formalin-fixed paraffin-embedded clinically derived patient samples. This ability to utilize small amounts of human clinical samples in a wide range of formats, without extensive and time-consuming sample preparation, makes *eTag* assays well suited to diagnostic applications in human disease management.

Importantly, *eTag* assays can detect proteins, protein complexes, protein dimers and modified forms of these analytes, that are not readily discernible with other technologies, especially in formalin-fixed human clinical samples. These analytes are expected to provide valuable information with respect to the activation states of key signaling pathways that drive cell proliferation and survival in tumors, and serve as biomarkers that indicate the likelihood of response to particular targeted therapeutics in individual patients and specific patient sub-groups.

There are many signaling pathways involved in the proliferation of cancer cells in the body. One prominent one, on which substantial drug development activity has been focused, is the Epidermal Growth Factor Receptor, or EGFR/Her pathway, within which there are four receptors known as Her1 or EGFR, Her2, Her3 and Her4. We are developing a portfolio of assays for the EGFR/Her pathway that will ultimately include assays that measure the levels of individual receptor monomers such as Her1, Her2 and Her3; assays for the receptor homo-dimers such as Her1:1, and Her2:2; assays for the numerous hetero-dimers such as Her1:2, Her2:3, etc. and assays for various modified forms of these receptors including p95/Her2. In time, we plan to have a broad portfolio of assays that provide comprehensive information for drugs targeting individual protein components of the EGFR/Her pathway so that physicians will be able to detect resistance early and make better choices for their patients.

Our initial focus has been breast cancer where Herceptin is already approved, lapatinib is expected to be approved shortly, and other drugs are in development. In breast cancer, there may be two opportunities based on evolving treatment settings for Herceptin. One is the opportunity for a better test to support the design of treatment regimens, for advanced disease, that utilize Herceptin, chemotherapy and potentially other agents. A second and potentially larger opportunity may be for an improved test (in relation to existing tests) to support the design of treatment regimens in patients with early stage disease, again looking at likely efficacy of targeted agents like Herceptin and chemotherapeutics.

Additional applications for EGFR/Her assays may exist in lung cancer, where current approaches to the selection of patients who are likely to respond to targeted therapies are even more uncertain than in breast cancer, and we believe that the accurate assessment of activated drug targets in individual patients using the *eTag* assay has the potential to address this need. Other opportunities include colorectal cancer and other malignancies in which EGFR/Her signaling may be driving or contributing to tumor growth.

The details and timing of our initial products are still dependent on the nature and timing of clinical data that is being generated in our clinical studies.

Physicians

We are completing the development of the first EGFR/Her assays and their transfer into our CLIA certified clinical laboratory so that, after validation in accordance with CLIA standards, and after establishing the clinical utility of the assays through clinical studies, commercial tests can be launched.

Pharmaceutical Companies

Several cancer drugs that target the EGFR/HER pathway have been approved for marketing (Herceptin, Iressa, Tarceva, Erbitux) with many more in development. As pharmaceutical companies continue to develop these targeted cancer therapies, there is an urgent need to be able to distinguish those patients who are likely to respond to these treatments from those who will not.

We intend to make our *eTag* assays available to pharmaceutical and biotechnology companies under collaborative agreements through which they can access our proprietary assay systems and development expertise for use in clinical development programs. These assays and services can be a critical aide in patient selection in clinical trials of targeted therapies that may be highly efficacious in selected patient populations while only minimally effective in the general patient population.

On-Going Clinical Studies

Retrospective clinical studies are being conducted to further evaluate and confirm the clinical utility of our assays. In these studies, we are accessing previously collected tumor samples, performing our *eTag* assays on those samples and comparing the results and predictions obtained from our assays with the known clinical outcomes. A number of studies are in progress and planned to generate this information. These studies involve a number of leading cancer centers, which will provide tissue samples and collaborate with us to correlate the identified markers with clinical outcomes.

We are currently seeking clinical validation of our first assays in breast cancer patient samples. The other assays that will support a comprehensive range of assays are expected to follow. We have performed the *eTag* assay on Formalin-fixed Paraffin-Embedded, or FFPE, specimens from two clinical cohorts of breast cancer patients. We have observed consistent relationships between EGFR/Her family receptor interactions and clinical outcomes. We are actively working to obtain access to additional patient samples to evaluate these correlations in independent cohorts of both early and late stage breast cancer patients. These studies, if successful, will provide the basis for a commercial product.

Monogram's Strategy

Our objective is to be a world leader in developing and commercializing innovative products to help guide and improve the treatment of infectious diseases, cancer and other serious diseases. We have focused on developing products that meet the treatment needs for infectious diseases, primarily HIV/AIDS and believe that we have built the leading franchise in this area. We now seek to expand into the area of cancer therapy and in the future will seek opportunities to address an even broader range of serious diseases.

Our strategy for addressing these objectives is two-fold: to support drug development and guide patient therapy. Specifically, key elements of our strategy are to:

- *Leverage the Increasing Trend Towards Personalized Medicine.* Our innovative technologies are developed to facilitate guiding treatment regimens for specific patients. There is a growing need for technologies that identify those particular patients so that the drugs can be prescribed for the appropriate patient groups allowing for a personalized approach to therapy, by getting the right treatment to the right patient at the right time.

- *Maintain and Enhance Our Leadership Position in Molecular Testing for Viral Diseases.* We believe we are the leading provider of sophisticated tests for HIV drug resistance and have established ourselves as a leader in this field. We believe the use of our Trofile Co-Receptor Tropism Assay for patient selection in phase III clinical trials of CCR5 antagonists potentially opens a new era in molecular testing for HIV patients. We plan to maintain our leadership position by continuing a strong emphasis on the scientific basis for our products and applying our scientific expertise to other infectious diseases.

- *Develop a Leadership Position in Products to Guide Cancer Treatments.* We intend to develop a market position in oncology that mirrors the leadership position we have built in infectious disease, through our proprietary *eTag* technology. New targeted cancer drugs that are approved for marketing provide an outstanding opportunity for our expertise in developing tools that can differentiate likely responders and non-responders in a large patient population.

- *Leverage Our Relationships with the Pharmaceutical/Biotechnology Industry.* We believe we are the partner of choice for pharmaceutical companies seeking molecular testing for HIV drugs in development. Our drug resistance tests have been used in the testing of patient samples for every drug approved for treatment of HIV in the past five years and we are currently working with almost every company with a significant HIV drug development program. We intend to leverage our expertise and position by enhancing our product portfolio for patient testing as these drugs are approved and brought to market. In addition, several of the leading HIV drug developers are also leaders in the development of cancer therapies and we intend to leverage our existing relationships by offering a more comprehensive set of capabilities to pharmaceutical and biotechnology companies initially in oncology and subsequently in other serious diseases.

- *Provide Broad, Convenient Access to our Products on a Worldwide Basis.* We have created broad access to our current commercial products in the United States by focusing on reimbursement, education and distribution. In the U.S., we have relationships, providing broad access to our HIV tests, with Quest Diagnostics and Laboratory Corporation of America, the two largest national networks of clinical reference laboratories in the United States and will continue to seek the broadest and most optimal distribution structure for our products. We intend to make our Trofile Co-Receptor Tropism Assay available outside of the U.S. through our collaboration with Pfizer. For our future oncology products, we intend to utilize the same commercial approach in the U.S. and intend to access major international markets, either directly or through partnerships.

- *Develop strategic partnerships to optimize the development of our business.* We will seek partnerships related to technologies, products and commercialization approaches where these can enhance our technology platforms or our market position.

- *Maintain a Strong Intellectual Property Portfolio.* We have a significant portfolio of patents and patent applications related to our products and technologies. We intend to continue to enhance this portfolio to maintain a strong proprietary position.

Sales & Marketing

We market our HIV tests to physicians and pharmaceutical customers in the United States through both a direct and indirect sales organization. We have built an efficient commercial infrastructure to support the industry's most comprehensive line of drug resistance and patient screening tests currently available. Our commercial organization is composed of approximately 60 people in sales, marketing, customer service, payor relations and sales management functions.

We market our tests to physicians in the United States directly to physician offices and indirectly through national, regional and hospital laboratories. We have contracts and alliances with Quest Diagnostics and Laboratory Corporation of America, the two largest national networks of laboratories in the United States. These alliances allow for streamlined collection of blood specimens as well as convenience for physicians who desire to consolidate testing for payors. In 2006, 21% of our resistance tests came from third party reference laboratories.

We intend to market our Trofile Co-Receptor Tropism Assay outside of the United States through our collaboration with Pfizer, Inc. On May 5, 2006, we entered into a Collaboration Agreement with Pfizer regarding our Trofile Assay (the "Collaboration Agreement"). The Collaboration Agreement has an initial term that expires on December 31, 2009, and is renewable by Pfizer for five successive one-year terms.

Under the agreement, we will collaborate with Pfizer to make our Trofile Co-Receptor Tropism Assay available globally. We will be responsible for making the assay available in the U.S. and performing the assay in accordance with agreed upon performance standards. We will also be obligated to undertake certain efforts to plan for, establish and maintain an infrastructure to support the commercial availability of the assay outside the U.S. in countries designated by Pfizer, and we will be obligated to perform the assay with respect to patient blood samples originating outside of the U.S. in accordance with agreed upon performance standards. Pfizer will be responsible for sales, marketing and regulatory matters related to the assay outside of the U.S. Pfizer will reimburse us for costs incurred in establishing and maintaining the necessary logistics infrastructure to make the assay available outside of the U.S., and Pfizer will pay us for each assay that we perform with respect to patient blood samples originating outside of the U.S.

Subject to certain limitations, Pfizer will be entitled to establish its own facility to perform the assay in support of its human clinical trials, and to perform the assay in respect of patient blood samples in the event of certain uncured material breaches by us of the Collaboration Agreement (including the performance standards). For such purposes, we have granted Pfizer a license to use certain intellectual property rights and proprietary materials related to our Trofile Co-Receptor Tropism Assay. We will be obligated in such a case to assist Pfizer in establishing and operating such facility, for which Pfizer will reimburse us for all costs that we incur in providing such assistance. To secure our obligations under the license described above, we have granted Pfizer a security interest in certain of our intellectual property rights and proprietary materials related to the Trofile Co-Receptor Tropism Assay. We have also extended the co-receptor assay portion of the existing services agreement between Monogram and Pfizer for support of potential additional Pfizer clinical trials through December 31, 2009.

We expect to leverage our existing experience and infrastructure to commercialize products for the oncology market. As we will be marketing to a separate physician group, we expect to hire sales personnel dedicated to the oncology market. We have hired a senior executive to lead this effort and have made other management additions in 2006 to our commercial organization in anticipation of commercial introduction of products for the oncology market. We plan to hire sales and educational personnel within this organization prior to the commercial introduction of such products.

Our marketing strategies focus on physician, patient and payor education in order to increase market awareness of our resistance testing products. We routinely sponsor and participate in conferences and scientific meetings, sponsor educational forums for physicians, and advertise in relevant journals and publications. Additionally, we target patients directly through educational programs. As part of our effort to maintain scientific leadership within the clinical community, which represents our customer base, we have a clinical advisory board consisting of leading clinicians.

We have an active reimbursement strategy, and educate both private and public payors concerning the benefits of our molecular diagnostic testing services in an effort to maximize reimbursement. We believe that over 75% of HIV/AIDS patients in the United States now have access to coverage for resistance testing. At the end of 2006, 49 state Medicaid programs, including California, Florida, New Jersey and New York, the states with the largest HIV/AIDS patient populations, had favorable coverage policies for drug resistance testing. Medicare and nearly all private payors, including Aetna, the Blue Cross Blue Shield Association, Humana and United Health Care, pay for HIV resistance testing. We intend to leverage this experience as we introduce molecular diagnostic testing products for oncology.

Research & Development

Research and development expenditures were $19.0 million, $19.0 million and $7.8 million in 2006, 2005 and 2004, respectively. In addition, in 2004, we recorded a non-cash charge of $100.6 million as an allocation of the purchase price of ACLARA to in-process research and development programs. This reflects the proprietary *eTag* technology, based on which we are developing products for therapy guidance in oncology for use by pharmaceutical companies and physicians.

As of February 9, 2007 we had 54 employees in research and development and clinical research activities, of whom approximately 40% were primarily focused on infectious disease programs, and 60% were primarily focused on oncology programs.

We maintain an active effort to seek grant funding in support of research programs. Revenue from grants was $1.8 million, $2.3 million and $2.0 million in 2006, 2005 and 2004, respectively. These grants will help support the development of analytical and database tools to facilitate the identification and characterization of drug resistant strains of HIV, and assays that will aid in the pre-clinical and clinical evaluation of the next generation of anti-viral therapeutics and vaccines.

Competition

The markets for life science research and diagnostic products are highly competitive and are subject to rapid technological change. In particular, approaches to personalized medicine are rapidly evolving and there are many companies attempting to establish their technological approaches and products as the standard of care.

For our HIV resistance testing products, the principal competitors include Tibotec-Virco, a division of Johnson & Johnson, Specialty Laboratories, Applied Biosystems Group, Visible Genetics, a division of Siemens, Viralliance, and reference and academic laboratories performing genotypic testing. For our Trofile Co-Receptor Tropism Assay, we are not aware of any other products currently available for this application. However, we are aware of efforts by third parties to develop competitive assays using phenotypic and genotypic approaches. Genotypic approaches to the identification of tropism are thought to be significantly less precise than our phenotypic approach.

For diagnostic testing for cancer therapies, we expect to compete with companies that are developing alternative technological approaches for patient testing in the cancer field. There are likely to be many competitive companies and many technological approaches in the emerging field of testing for likely responsiveness to the new class of targeted cancer therapies, including companies such as DakoCytomation A/S, Genzyme and Abbott Laboratories that currently commercialize testing products for guiding therapy of cancer patients. Established diagnostic product companies such as Abbott Laboratories, Roche Diagnostics and Bayer Diagnostics and established clinical laboratories such as Quest Diagnostics and Laboratory Corporation of America may also develop or commercialize services or products that are competitive with those that we anticipate developing and commercializing. In addition, there are a number of alternative technological approaches being developed by competitors and evaluated by pharmaceutical and biotechnology companies and being studied by the oncology community. In particular, while our anticipated oncology testing products will be based on the identification of protein-based differences among patients, there is significant interest in the oncology community in gene-based approaches that may be available from other companies.

We believe that the principal competitive factors in our markets are product capability supported by clinical validation, scientific credibility and reputation, customer service, cost effectiveness of the technology and the sales and marketing strength of the supplier.

Many of our competitors and potential competitors in these markets have substantially greater market presence and substantially greater financial, technical and human resources than we do. We cannot assure you that they will not succeed in developing technologies and products that would render our technologies and products obsolete and noncompetitive. We also cannot assure you that we will be able to compete effectively with these competitors' greater marketing presence and financial strength.

Operations

We perform our HIV testing in South San Francisco, California. Our clinical laboratory is accredited by the College of American Pathologists and our facility is subject to stringent CLIA operating regulations. Patient samples for testing are delivered by courier and treated as infectious specimens. After processing of the samples with our proprietary technology, results are reported to the customer. The CLIA regulations require that we meet certain quality and personnel standards and undergo proficiency testing and inspections.

We are in the process of transferring our *eTag* assays from the research setting to our CLIA certified clinical laboratory in South San Francisco, California. Our *eTag* assays are currently being run in our clinical laboratory to demonstrate reproducibility and establish standardized formats that can be validated in accordance with CLIA standards and procedures, including documentation and quality procedures comparable to those applicable to our HIV testing products.

While initial products for the cancer market are expected to be introduced through our CLIA certified clinical laboratory, future cancer testing products may include test kits that may be subject to the regulatory authority of the Food and Drug Administration, or the FDA. The FDA regulatory framework is complicated, and we have limited experience at managing FDA compliance issues. If we develop cancer test kits, the kits could be subject to premarket FDA approval requirements, which would be expensive and time-consuming, and could delay or prevent us from marketing these tests. In addition, the production of the future cancer test kits may be subject to Good Manufacturing Practice Regulation, or GMP, under the auspices of the FDA. Our facilities are not GMP compliant. If the manufacture of the proposed kits is subject to GMP regulation, we will be required to establish a GMP compliant facility, or to enter into a relationship with a third party manufacturer that operates a GMP compliant facility. We do not have experience with GMP compliance. GMP compliance, or entry into a manufacturing relationship with a third party manufacturer, would be time-consuming and expensive.

Patents and Proprietary Rights

Our Intellectual Property Strategy

We will be able to protect our technology from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. Patents and other proprietary rights are an essential element of our business. Our policy is to file patent applications and to protect technology, inventions and improvements to inventions that are commercially important to the development of our business. Our commercial success will depend in part on obtaining this patent protection.

With respect to our viral disease portfolio, we currently have approximately 98 granted, issued, allowed, and pending patent applications in the United States and in other countries, including 45 issued patents. With respect to our potential oncology products and *eTag* technology, we currently have approximately 57 granted, issued, allowed, and pending patent applications in the United States and in other countries, including 20 issued patents. We have 110 granted, issued, allowed, and pending patent applications in the United States and in other countries, including 87 issued or allowed patents, relating to the historic microfluidics business of ACLARA. We have licensed certain patents and technologies as described below.

Our patents and patent applications related to our *eTag* technology and products in development address the following essential areas: Biomarkers identified by *eTag* technology, including the recognition, determination and quantification of protein-protein complexes, such as cell-surface receptor dimers and intracellular factors, to indicate disease status, particularly in the cancer field; and *eTag* technology, including compositions, methods and applications related to gene expression and recognition, determination and quantification of protein-protein interactions, post-translational modification of proteins and/or protein activation, particularly as those processes relate to cell-based assays for quantification of dimerized receptors and analysis of signal transduction pathways. Patents related to ACLARA's historic microfluidics business address microfluidic and nanofluidic instruments and devices, their fabrication and their applications.

Our patents and patent applications related to our viral disease portfolio address the following essential aspects of resistance testing: 1) assessment of patient resistance to treatment regimens, including phenotypically assessing whether a patient is likely to respond to treatments targeted to viral protein targets, such as protease inhibitors or reverse transcriptase (RTs), or whether a patient is likely to respond to a treatments targeted to viral processes more generally, such as viral entry or incorporation of nucleotide analogues into the viral coding sequence; and 2) genotypic assessment of patient resistance to treatment regimens, including a comprehensive proprietary database of mutations in viral proteins and an assessment of whether patients harboring mutations will respond to current treatment regimens.

These patents and patent applications also include many patents around our entry and tropism assays. The phenotypic approach covered by these patents is able to directly and accurately assess the susceptibility or resistance of a patient's HIV to entry inhibitors, and to determine to what extent a patient's virus is able to gain entry into cells via one or other, or a mixture, of the two major co-receptors, CCR5 or CXCR4. This approach also allows us to assess how resistant a patient's virus is to entry inhibitors, to identify the "tropism" that a patient's virus exhibits (i.e. whether it uses the CCR5 or CXCR4 co-receptor, or both), to screen for new entry inhibitor compounds, and to test for antibody responses capable of blocking infection, a critical need in assessing HIV vaccines. In May 2006, we received notices of allowance from the United States Patent and Trademark Office on four patents in this field, two of which have subsequently issued.

These patents and patent applications cover a broad range of technology applicable across our entire current and planned product line. We cannot assure you that any of the currently pending or future patent applications will be issued as patents, or that any patents issued to us will not be challenged, invalidated, held unenforceable or circumvented. Further, we cannot assure you that our intellectual property rights will be sufficiently broad to prevent third parties from producing competing products similar in design to our products.

In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. We generally enter into confidentiality agreements with our employees, consultants and our collaborative partners upon commencement of a relationship with us. However, we cannot assure you that these agreements will provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information or that adequate remedies would exist if unauthorized use or disclosure were to occur. The exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our operating results, financial condition and future growth prospects. Further, we cannot assure you that others have not or will not independently develop substantially equivalent know-how and technology.

Further, there is a risk that some of our confidential information could be compromised during the discovery process of any litigation. During the course of any lawsuit, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our stock.

Intellectual Property of Others

Our commercial success also depends in part on avoiding the infringement of other parties' patents or proprietary rights and the breach of any licenses that may relate to our technologies and products. Third parties may have patents or patent applications relating to products or processes similar to, competitive with or otherwise related to our products. These products and processes may include technologies relating to HIV, hepatitis B and C, other viruses and oncology technologies. Third parties have from time to time threatened to assert infringement or other intellectual property rights against us based on their patents or other intellectual property rights.

We have had to, and expect to continue to have to, enter into licenses covering the rights at issue. Unless we are able to expand our existing licenses and obtain additional licenses, patents covering these technologies may adversely impact our ability to commercialize one or more of our potential products. We are aware of various third-party patents that may relate to our technology. We believe that we do not infringe these patents but cannot assure you that we will not be found in the future to infringe these or other patents or proprietary rights of third parties, either with products we are currently developing or with new products that we may seek to develop in the future. If third parties assert infringement claims against us, we may be forced to enter into license arrangements with them. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay royalties. Even if infringement claims against us are without merit, defending a lawsuit will take significant time, and may be expensive and divert management attention from other business concerns. For instance, we have been informed by Bayer Diagnostics that it believes we require one or more licenses to patents controlled by Bayer in order to conduct certain of our current and planned operations and activities. We, in turn, believe that Bayer may require one or more licenses to patents controlled by us. Although we believe we do not need a license from Bayer for our HIV products, we initiated discussions with Bayer concerning the possibility of entering into a cross-licensing or other arrangement in 2004. During 2005 the Bayer patents at issue in these discussions became the subject of an interference action at the United States Patent and Trademark Office. We believe that if necessary, licenses from Bayer would be available to us on commercially acceptable terms. However, in the future, we may have to pay damages, possibly including treble damage, for infringement if it is ultimately determined that our products infringe a third party's patents.

We cannot assure you that we could enter into the required licenses on commercially reasonably terms, if at all. The failure to obtain necessary licenses or to implement alternative approaches may prevent us from commercializing products under development and would impair our ability to be commercially competitive. We may also become subject to interference proceedings conducted in the U.S. Patent and Trademark Office to determine the priority of inventions.

The defense and prosecution, if necessary, of intellectual property suits, U.S. Patent and Trademark Office interference proceedings and related legal and administrative proceedings will result in substantial expense to us, and significant diversion of effort by our technical and management personnel. An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities to third parties, could put our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Historically, we have licensed technology from Roche that we use in our PhenoSense and GeneSeq tests. We held a non-exclusive license for the life of the patent term of the last licensed Roche patent. We were notified by Roche that the license had terminated in March 2005 because the last licensed patent had expired. However, Roche advised us that additional licenses may be necessary for certain other patents and has offered us a license to these patents. We are in the process of reviewing whether additional licenses are necessary or useful for our operations. We believe such licenses are available on commercially acceptable terms.

Regulation and Reimbursement

Regulation of Clinical Laboratory Operations

The Clinical Laboratory Improvement Amendments of 1988 (CLIA) extends federal oversight to virtually all clinical laboratories by requiring that laboratories be certified by the federal government, by a federally approved accreditation agency or by a state that has been deemed exempt from the regulation's requirements. We currently provide our viral disease assays, including our PhenoSense, PhenoSense GT and Trofile Co-Receptor Tropism Assays, and intend to provide our *eTag* Assays, under the standards of these regulations. Pursuant to these federal clinical laboratory regulations, clinical laboratories must meet quality assurance, quality control and personnel standards. Labs also must undergo proficiency testing and inspections. Standards are based on the complexity of the method of testing performed by the laboratory.

These regulations categorize our laboratory as high complexity, and we believe we are in compliance with the more stringent standards applicable to high complexity testing for personnel, quality control, quality assurance and patient test management. Our clinical laboratory holds a Certificate of Registration under these regulations. Our clinical laboratory has been surveyed by the College of American Pathologists, a federally approved accreditation agency, which has accredited our clinical laboratory. In order to offer *eTag* assays in our clinical laboratory for patient use we will be required to validate those assays and related systems in accordance with our quality control, quality assurance and patient test management protocols and for specificity and reproducibility pursuant to the CLIA standards.

In addition to the Federal laboratory regulations, states, including California, require laboratory licensure and may adopt regulations that are more stringent than federal law. We believe we are in material compliance with California and other applicable state laws and regulations.

The sanctions for failure to comply with federal or state clinical laboratory regulations, or accreditation requirements of federally approved agencies, may be suspension, revocation or limitation of a laboratory's certificate or accreditation. There also could be fines and criminal penalties. The suspension or loss of a license, failure to achieve or loss of accreditation, imposition of a fine, or future changes in applicable federal or state laws or regulations or in the interpretation of current laws and regulations, could have a material adverse effect on our business.

Under our current labeling and marketing plans, our phenotypic products have not been subject to FDA regulation, although we are aware of increasing activity by the FDA in regards to regulating homebrew HIV genotypic resistance testing such as ours.

In September 2006, the FDA issued draft guidance related to the regulation of certain kinds of tests, multivariate index assays ("MIAs") provided by CLIA labs. This draft guidance is currently subject to public comment and may be revised before being finalized. The draft guidance states that it applies to those tests provided by CLIA laboratories and that are categorized as IVD MIAs where multiple variables are analyzed, using complex statistical proprietary algorithms and the reported results may not be understood by physicians. It is not clear which tests may be covered by the final guidance when issued, when such guidance may be issued or what form of approval process may be required. There is no assurance that some or all of our current products and products in development, including those for HIV or for cancer based on the *eTag* technology, will not be covered by the final guidance. In addition, certain members of Congress have announced that they may introduce proposed legislation regarding laboratory testing.

We cannot predict the nature or extent of future FDA, or other regulation, such as Congressional regulation, and all of our products, including our existing virology assays and our planned *eTag* oncology products, might be subject in the future to greater regulation, or different regulations, that could have a material effect on our finances and operations.

Regulation for Manufacture and Sale of Kit based Assays

We may be subject to FDA and other regulation with regard to future diagnostic kits and services that we may develop. Under the Federal Food, Drug and Cosmetic Act and related regulations, the FDA regulates the design, development, manufacturing, labeling, sale, distribution and promotion of drugs, medical devices and diagnostics. Before a new drug, device or diagnostic product can be introduced in the market, the product must undergo rigorous testing and an extensive regulatory approval process implemented by the FDA under federal law. In addition, the FDA imposes additional regulations on manufacturers of approved products. We have limited experience with obtaining FDA approvals and developing, manufacturing, distributing or selling products within FDA requirements. Any failure to obtain FDA and other requisite governmental approvals with regard to any future products that we may develop could have a material adverse affect on our business, results of operations and financial condition.

Medical Waste and Radioactive Materials

We are subject to licensing and regulation under federal, state and local laws relating to the handling and disposal of medical specimens and hazardous waste and radioactive materials as well as to the safety and health of laboratory employees. Our clinical laboratory facility in South San Francisco, California is operated in material compliance with applicable federal and state laws and regulations relating to disposal of all laboratory specimens. We utilize outside vendors for disposal of specimens. Our research and development and manufacturing processes at the former ACLARA facilities in Mountain View, California involved the use of hazardous materials, including chemicals and biological materials. Our ongoing operations also produce hazardous waste products.

We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use, or the use by third parties, of these materials, and our liability may exceed our total assets. Compliance with environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development or production efforts.

Occupational Safety

In addition to its comprehensive regulation of safety in the workplace, the Federal Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for healthcare employers, including clinical laboratories, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis virus. These regulations, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to chemicals and transmission of the blood-borne and airborne pathogens. Although we believe that we are currently in compliance in all material respects with such federal, state and local laws, failure to comply could subject us to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

Specimen Transportation

Regulations of the Department of Transportation, the International Air Transportation Agency, the Public Health Service and the Postal Service apply to the surface and air transportation of clinical laboratory specimens.

Regulation of Coverage and Reimbursement

Revenues for clinical laboratory testing services come from a variety of sources, including Medicare and Medicaid programs; other third-party payors, including commercial insurers, health maintenance and other managed care organizations; and patients, physicians, hospitals and other laboratories. We are a Medicare laboratory services provider. Medicare has issued coverage policies and payment guidelines for resistance testing, including phenotypic and genotypic testing. Currently, nearly all public and a majority of private payors have approved the reimbursement of our existing HIV products. While recently issued guidelines of the Department of Health and Human Services recommend drug resistance testing for HIV patients, this does not assure coverage or level of coverage, by state, Medicare or any other payors. However, the majority of our payors are currently reimbursing our products at varying levels from 70% to 100% of our list prices. Coverage has not been established for any of our *eTag* products under development.

Since 1984, Congress has periodically lowered the ceilings on Medicare reimbursement for clinical laboratory services from previously authorized levels. In addition, state Medicaid programs are prohibited from paying more than Medicare for clinical laboratory tests. In some instances, they pay significantly less. Similarly, other payors, including managed care organizations, have sought on an ongoing basis to reduce the costs of healthcare by limiting utilization and payment rates. Actions by Medicare or other payors to reduce reimbursement rates or limit coverage or utilization of resistance testing would have a direct adverse impact on our revenues and cash flows. We cannot predict whether reductions or limitations will occur, though we feel some reductions are likely.

Our agreements with third-party payors, including Medicare and Medicaid, require that we identify the services we perform using industry standard codes known as the Current Procedural Terminology, or CPT, codes, which are developed by the American Medical Association, or AMA. Most payors maintain a list of standard reimbursement rates for each such code, and our ability to be reimbursed for our services is therefore effectively limited by our ability to describe the services accurately using the CPT codes. From time to time, the AMA changes its instructions about how our services should be coded using the CPT codes. If these changes leave us unable to accurately describe our services or are not coordinated with payors such that corresponding changes are made to the payors' reimbursement schedules, we may have to renegotiate our pricing and reimbursement rates, the changes may interrupt our ability to be reimbursed, and/or the overall reimbursement rates for our services may decrease dramatically.

Significant uncertainty exists as to the reimbursement status of new medical products such as our *eTag* products in development for oncology, particularly if these products fail to show demonstrable value in clinical studies, and our Trofile Co-Receptor Tropism Assay which we plan to commercialize after anticipated FDA approval of Pfizer's *maraviroc*. If government and other third-party payors do not provide adequate coverage and reimbursement for our planned products, our revenues will be reduced.

Fraud and Abuse Regulation

Existing federal laws governing Medicare and Medicaid and other federal healthcare programs, as well as similar state laws, impose a variety of broadly described fraud and abuse prohibitions on healthcare providers, including clinical laboratories. Multiple government agencies enforce these laws. The Health Insurance Portability and Accountability Act of 1996 provides for the establishment of a program to coordinate federal, state and local law enforcement programs. Over the last several years, the clinical laboratory industry has also been the focus of major government enforcement actions.

One set of fraud and abuse laws, the federal anti-kickback laws, prohibits clinical laboratories from, among other things, making payments or furnishing other benefits intended to induce the referral of patients for tests billed to Medicare, Medicaid, or certain other federally funded programs. California also has its own Medicaid anti-kickback law, as well as an anti-kickback law that prohibits payments made to physicians to influence the referral of any patients. California laws also limit the ability to use a non-employee sales force.

Under another federal provision, known as the "Stark" law or "self-referral" prohibition, physicians who have an investment or compensation relationship with a clinical laboratory may not, unless a statutory exception applies, refer Medicare or Medicaid patients for testing to the laboratory. In addition, a laboratory may not bill Medicare, Medicaid or any other party for testing furnished pursuant to a prohibited referral. There is a California self-referral law, as well, which applies to all patient referrals.

Currently, we have a financial relationship with one referring physician, who serves as part-time medical director at our clinical laboratory. Very few of this physician's patients, if any, are federal healthcare program patients. In addition, we do not bill for services furnished to any patients referred by this physician. The California anti-kickback law may have exceptions applicable to our relationship with this physician.

There are a variety of other types of federal and state anti-fraud and abuse laws, including laws prohibiting submission of false or otherwise improper claims to federal healthcare programs, and laws limiting the extent of any differences between charges to Medicare and Medicaid and charges to other parties. We seek to structure our business to comply with the federal and state anti-fraud and abuse laws. We cannot predict, however, how these laws will be applied in the future, and we cannot be sure arrangements will not be found in violation of them. Sanctions for violations of these laws may include exclusion from participation in Medicare, Medicaid and other federal healthcare programs, criminal and civil fines and penalties, and loss of license. Any of these could have a material adverse effect on our business.

Patient Privacy

The Department of Human Health and Services, or HHS, has issued final regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, designed to improve the efficiency and effectiveness of the health care system by facilitating the electronic exchange of information in certain financial and administrative transactions, while protecting the privacy and security of the information exchanged. Three principal regulations have been issued:

- Privacy regulations
- Security regulations; and
- Standards for electronic transactions, or transaction standards.

The privacy regulations prohibit the use or disclosure of "protected health information" except for certain purposes or unless specific conditions are met. Protected health information is information transmitted or maintained in any form—by electronic means, on paper, or through oral communications that: (1) relates to the past, present, or future physical or mental health or condition of an individual, the provision of health care to an individual, or the past, present, or future payment for the provision of health care to an individual; and (2) identifies the individual or with respect to which there is a reasonable basis to believe the information can be used to identify the individual. Data that have been de-identified in accordance with the Privacy regulation's stringent de-identification standard are not considered protected health information and are not subject to the regulation. We have implemented privacy and security changes that we believe comply with these standards. In addition, we implemented measures we believe will reasonably and appropriately meet the specifications of the security regulations and the transaction standards.

The HIPAA regulations on transaction standards establish uniform standards for electronic transactions and code sets, including the electronic transactions and code sets used for claims, remittance advices, enrollment and eligibility. These standards are complex, and subject to differences in interpretation. We cannot guarantee that our compliance measures will meet the specifications for any of these regulations. In addition, certain types of information, including demographic information not usually provided to us by physicians, could be required by certain payors. As a result of inconsistent application of requirements by payors, or our inability to obtain billing information, we could face increased costs and complexity, a temporary disruption in receipts and ongoing reductions in reimbursements and net revenues.

HHS issued additional guidance on July 24, 2003 stating that it will not penalize a covered entity for post-implementation date transactions that are not fully compliant with the transactions standards, if the covered entity can demonstrate its good faith efforts to comply with the standards. HHS' stated purpose for this flexible enforcement position was to "permit health plans to mitigate unintended adverse effects on covered entities' cash flow and business operations during the transition to the standards, as well as on the availability and quality of patient care."

The Health Insurance Portability and Accountability Act of 1996 (HIPAA) mandated that the Secretary of Health and Human Services adopt a standard unique health identifier of health care providers. All covered health care providers, both individuals and organizations must obtain a National Provider Identifier (NPI) for use on all HIPAA-related electronic transactions. The compliance date for obtaining and using an NPI is May 23, 2007. The NPI will be the sole provider identifier and will replace the multiple provider identification numbers currently used. We have been notified by some payers (both major and minor) that they will not meet this deadline and cannot accept NPI until December, 2007. At this time, we cannot estimate the potential impact of payers implementing, or failing to implement the HIPAA standard on our cash flows and results of operations.

In addition to the HIPAA provisions described above, there are a number of state laws regarding the confidentiality of medical information, some of which apply to clinical laboratories. These laws vary widely, and new laws in this area are pending, but they most commonly restrict the use and disclosure of medical information without patient consent. Penalties for violation of these laws include sanctions against a laboratory's state licensure, as well as civil and/ or criminal penalties. Compliance with such rules could require us to spend substantial sums, which could negatively impact our profitability.

Employees

As of February 9, 2007, we had 323 employees, of whom 36 hold Ph.D. or M.D. degrees and 54 hold other advanced degrees. Approximately, 176 employees are engaged in clinical laboratory, process development and supporting operations, 54 employees are engaged in research and development and clinical research activities, 60 employees are engaged in sales and marketing and 33 are engaged in general and administrative functions.

Available Information

We maintain a site on the worldwide web at *www.monogrambio.com*; however, information found on our website is not incorporated by reference into this report. We make available free of charge on or through our website our SEC filings, including our annual report on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 1A. ***Risk Factors***

Except for the historical information contained or incorporated by reference, this annual report on Form 10-K and the information incorporated by reference contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed here. Factors that could cause or contribute to differences in our actual results include those discussed in the following section, as well as those discussed in Part I, Item 1 entitled "Business," Part II, Item 7 entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere throughout this annual report and in any other documents incorporated by reference into this annual report. You should consider carefully the following risk factors, together with all of the other information included in this annual report on Form 10-K. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

We have not achieved profitability and we anticipate continuing losses, which may cause our stock price to fall.

We have experienced significant losses each year since inception, and we expect to continue to incur additional losses as we complete the development of the *eTag* technology and commercialize products for oncology. We have experienced losses applicable to common stockholders of $38.7 million for the year ended December 31, 2006. As of December 31, 2006, we had an accumulated deficit of approximately $264.0 million, including a charge in 2004 of $100.6 million for in-process research and development related to our merger with ACLARA. We expect to continue to incur losses, primarily as a result of expenses related to:

- research and product development costs, including the continued development and validation of the *eTag* technology and products based on that technology;
- clinical studies to validate the effectiveness of *eTag* assays as tests for responsiveness of cancer patients to particular cancer therapies;
- sales and marketing activities related to existing and planned products, including the development of a sales organization focused on the oncology market;
- general and administrative costs to support growth of the business;
- interest expense related to outstanding debt;
- adjustments in our statement of operations to reflect changes in the fair value of the embedded derivatives in our outstanding convertible debt;
- cost of relocating to new facilities on expiry of current leases, and higher market rent and capital and operating expenses as a result of the need for additional laboratory and office.

If our losses continue, our liquidity may be impaired, our stock price may fall and our stockholders may lose part or all of their investment.

New classes of drugs for treatment of HIV may not be successful in clinical trials and may not be approved by the FDA, the drugs may not require our testing services when approved. If the drugs are approved by the FDA and require our testing services, we may not be able to adequately meet the demand for these services in all markets.

Our testing services, including our Trofile Co-Receptor Tropism Assay, have been used by certain pharmaceutical company customers, including Pfizer, in phase III clinical trials of the new class of CCR5 antagonist drugs. Pfizer's trial has been completed. Accordingly, revenue from this trial, and total revenue have been reduced in the third and fourth quarters of 2006 and are expected to be similarly reduced in at least the first two quarters of 2007.

If new drugs are approved, patient testing use of the Trofile assay could be an important source of future testing revenue. However, the progress of such clinical trials and the likelihood of trials being successful and the drugs receiving FDA approval are subject to significant uncertainty and are determined by factors outside of our control. Difficulties encountered by our pharmaceutical company customers related to patient enrollment, drug performance, regulatory considerations and other factors could cause the trials to be delayed or terminated or cause the drugs not to get approved. If such events occurred, our revenues would be adversely affected and could decline. If safety or efficacy concerns arise related to the entire class of CCR5 antagonists, all clinical trials related to this class of drugs could be terminated and the drugs might not be approved by the FDA, which would abruptly and negatively impact our revenues. There is also no guarantee that our testing services will be required or used by physicians if the drugs are approved by the FDA. If such use does not develop after approval then these drugs will not generate significant future patient testing revenues. If the drugs are approved and our testing services are required for these drugs, we may not be able to deliver our testing services on a global basis in support of the drugs, which could damage our market position, adversely affect our business, and cause our revenues to decline. While there are a number of such new drugs in development, Pfizer's CCR5 antagonist, *maraviroc*, that has been the subject of the clinical trial referenced above is significantly further advanced in the clinical and regulatory process than any other CCR5 antagonist. An NDA for *maraviroc* has been submitted by Pfizer and has been accepted by the FDA for priority review. Any difficulty related to this drug in particular would have a serious adverse affect on our revenues and business.

We derive a significant portion of our revenues from a small number of customers and our revenues may decline significantly if any major customer cancels, reduces or delays a purchase of our products.

Our revenues to date consist, and are anticipated to consist in 2007, largely of sales of HIV testing products. We have significant customer concentration and the loss of any major customer or the reduced use of our products by a major customer could have a significant negative impact on our revenue. Our revenue derived from tests performed for beneficiaries of the Medicare and Medicaid programs represented approximately 21%, 22% and 31% in 2006, 2005 and 2004, respectively. Additionally, in 2006, 2005 and 2004, Pfizer represented approximately 19%, 19% and 7%, Quest Diagnostics Incorporated represented approximately 11%, 11% and 12% and GlaxoSmithKline plc represented approximately 6%, 10% and 4% of our total revenue, respectively. Gross accounts receivable balances from Medicare and Medicaid represented 27% and 33% of gross accounts receivable balance at December 31, 2006 and 2005, respectively. It is likely that we will have significant customer concentration in the future. Following our entry into a Collaboration Agreement with Pfizer in May 2006, and the amendment of our services agreement with Pfizer, we expect Pfizer's significance as a customer will grow. Although certain of our agreements with pharmaceutical company customers have provisions for minimum purchases, these provisions are generally subject to annual renewal or cancellation provisions. The loss of any major customer, a slowdown in the pace of increasing physician and physician group sales as a percentage of sales, cancellation or non-renewal of agreements with pharmaceutical company customers, the delay of significant orders from any significant customer, even if only temporary, or delays or terminations of clinical trials by pharmaceutical company customers, could have a significant negative impact on our revenues and our ability to fund operations from revenues, generate cash from operations or achieve profitability.

We may be unable to perform under our collaboration agreement with Pfizer, which could adversely affect our business.

Our collaboration agreement with Pfizer requires us to make our Trofile Co-Receptor Tropism Assay available in the United States and to perform the assay for Pfizer in accordance with agreed upon performance standards. We are also obligated to undertake certain efforts to plan for, establish and maintain an infrastructure to support the availability of the assay in countries outside the United States designated by Pfizer.

We have never been subject to breach remedies in the case of failure to meet performance standards like those in the Pfizer collaboration agreement, and we may be unable to meet them. The performance standards include standards regarding shipment times, assay turnaround times, percent of unscreenable samples and assay sensitivity. In addition, patient blood samples originating outside the United States will be included in the overall performance standards. We anticipate that under the collaboration agreement we will receive patient samples from countries and laboratories that we have not previously dealt with, although individual sites and countries must meet minimum volume and performance standards before they are included in the overall performance standard calculations. Samples from these sources may not be consistently collected or maintained in accordance with our requirements, which could make a sample unscreenable or lead to unacceptable variability in the assay results. While we and Pfizer have agreed to exclude third party sample collection problems from the measurement of our performance under the collaboration agreement, there may be instances where we are unable to identify a sample collection problem, or where we and Pfizer disagree as to whether or not a performance issue is attributable to such a problem. In performing under the collaboration agreement, we will need to contract with third party laboratories outside the United States. We do not have experience in negotiating and managing relationships with overseas laboratories, and may have difficulty doing so. In addition, we anticipate that certain HIV variants will be more prevalent in patient populations in some countries from which we will be receiving patient samples under the collaboration, and with which we do not have extensive prior experience. Our assay may not work effectively with these variants, or may require additional enhancements. The foregoing and other factors may make us unable to perform under our collaboration with Pfizer, which could constitute a material breach of the collaboration agreement.

Following certain uncured material breaches by us under the collaboration agreement, including our failure to achieve the performance standards, Pfizer will be entitled to establish its own facility, with our assistance, to perform the assay in support of its human clinical trials, and to perform the assay in respect of patient blood samples. For these purposes, we have granted Pfizer a license to use intellectual property rights and proprietary materials related to the assay, secured by a security interest in favor of Pfizer, in intellectual property rights and proprietary materials related to the assay. Pfizer would pay us a royalty for each such assay that it performs. If we materially default under the collaboration agreement, including failing to achieve the performance standards, and Pfizer becomes entitled to use our intellectual property and proprietary materials to establish its own facility, our business could be significantly and adversely impacted by this potential loss in service revenue from Pfizer.

We are currently restricted by accounting rules in our ability to recognize revenue from activities under the collaboration agreement with Pfizer, impacting our revenue and profitability.

In accordance with Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," ("EITF 00-21") revenue arrangements entered into after June 15, 2003, that include multiple element arrangements are analyzed to determine whether the deliverables are divided into separate units of accounting or as a single unit of accounting. Revenues are allocated to a delivered product or service when all of the following criteria are met: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of the undelivered item; and (3) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in our control. If all of the three required criteria under EITF 00-21 are met, then the deliverables would be accounted for separately, as performed. Otherwise, the arrangement would be accounted for as a single unit of accounting and the payments for performance obligations would be recognized as revenue over the estimated period of when the performance obligations are performed. If we cannot reasonably estimate when a performance obligation either ceases or becomes inconsequential, then revenue is deferred until we can reasonably estimate when the performance obligation ceases or becomes inconsequential.

The Pfizer collaboration is a multiple element arrangement, including supply of the Trofile Assay in additional clinical studies (including early access programs in both the U.S. and outside the U.S.), supply of the Trofile Assay for clinical use outside of the U.S., reimbursement of costs for the establishment and operation of supply infrastructure outside of the U.S. and potential assistance to Pfizer in the establishment and operation of a second facility for processing of tropism assays. Under the guidelines of EITF 00-21, we have determined that the collaboration with Pfizer should be accounted for as a single unit of accounting due to the absence of established fair values of certain undelivered elements. Accordingly, we have deferred revenue under this collaboration until the earlier of establishment of fair values or completion of the deliverables. Additionally, related direct costs that are contractually reimbursable on a non-refundable basis under this collaboration have been deferred. We anticipate the application of these accounting rules will prevent us from recognizing any revenue under the Pfizer collaboration for at least several years, until the expiry or termination of the agreement, or the completion of certain deliverables, which we anticipate will be at least several years, if not longer, which would adversely affect our profitability.

Proposed new products based on the *eTag* technology could be delayed or precluded by regulatory, clinical or technical obstacles, thereby delaying or preventing the development, introduction and commercialization of these new products and adversely impacting our revenue and profitability.

We are developing testing products for use in connection with the treatment of cancer patients. These products will be based on the proprietary *eTag* technology and are expected to leverage our experience in patient testing for HIV. We expect that the development and commercialization of *eTag* assays for use in clinical trials by pharmaceutical and biotechnology customers could exceed one year. In addition, we expect to commercialize clinical assays for diagnostic use in patient testing, upon the successful completion of product development and automation for high throughput, validation of assays in a Clinical Laboratory Improvement Amendments, or CLIA, certified laboratory format, and attainment of clinical validation through clinical trials, which could also exceed one year. The completion of these research and development activities is subject to a number of risks and uncertainties including the extent of clinical trials required for regulatory and marketing purposes, the timing and results of clinical trials, inability to access tumor samples on which to conduct studies of the correlation between measurements by *eTag* assays and clinical outcomes, failure to validate the technology in clinical trials and failure to achieve necessary regulatory approvals. These factors make it impossible to predict with any degree of certainty whether we will be able to complete the development of commercial products utilizing *eTag* technology or if we are able to do so what the cost and timing of such completion may be.

The FDA may impose medical device regulatory requirements on our tests, including possible premarket approval requirements, which could be expensive and time-consuming and could prevent us from marketing these tests.

In the past, the FDA has not required that genotypic or phenotypic testing for HIV conducted at a clinical laboratory be subject to premarketing clearance or approval, although the FDA has stated that it believes its jurisdiction extends to tests generated in a clinical laboratory. We received a letter from the FDA in September 2001 that asserted such jurisdiction over in-house tests like our HIV resistance tests, but which also stated the FDA was not currently requiring premarket approval for HIV monitoring tests such as ours provided that the promotional claims for such tests are limited to its analytical capabilities and do not mention the benefit of making treatment decisions on the basis of test results. The FDA letter to us also asserted that our GeneSeq ™ test had been misbranded due to the use of purchased analyte specific reagents, or ASRs, if test reports did not include a statement disclosing that the test has not been cleared or approved by the FDA. Since 2002, we have utilized in-house prepared ASRs in our products. The FDA has indicated in discussions that the focus of the letter was our genotypic tests and not our phenotypic tests, but there is no certainty its focus will remain narrow.

As our Trofile Co-Receptor Tropism Assay has been used in phase III trials of CCR5 inhibitor drug candidates, we filed a master file with the FDA providing information about the specification and validation of the assay. We have had discussions with the FDA regarding this information and the use of our tests as a patient selection tool in such trials. While we currently believe that we will be able to provide our Trofile Co-Receptor Tropism Assay as a CLIA based service for use as a patient selection tool for CCR5 drugs once those drugs are approved by the FDA, there is no guarantee that the FDA will not seek to regulate such services.

In September 2006, the FDA issued draft guidance related to the regulation of certain kinds of tests, multivariate index assays ("MIAs") provided by CLIA labs. This draft guidance is currently subject to public comment and may be revised before being finalized. The draft guidance states that it applies to those tests provided by CLIA laboratories and that are categorized as IVD MIAs where multiple variables are analyzed, using complex statistical proprietary algorithms and the reported results may not be understood by physicians. It is not clear which tests may be covered by the final guidance when issued, when such guidance may be issued or what form of approval process may be required. There is no assurance that some or all of our current products and products in development, including those for HIV or for cancer based on the *eTag* technology, will not be covered by the final guidance. In addition, certain members of Congress have announced that they may introduce proposed legislation regarding laboratory testing.

Either as a result of a decision to produce future test kits, or as a result of FDA regulation or other regulation, of our laboratory testing business, we may become subject to Good Manufacturing Practice Regulation, or GMP, under the auspices of the FDA. Our facilities are not GMP compliant. If our operations are subject to GMP regulation, then we will be required to establish a GMP compliant facility, or to enter into a relationship with a third party manufacturer that operates a GMP compliant facility. We do not have experience with GMP compliance. GMP compliance, or entry into a manufacturing relationship with a third party manufacturer, would be time-consuming and expensive. We anticipate that if we are required to establish our own GMP compliant facility, or we elect to enter into a relationship with a GMP compliant third party, either process would be completed in parallel with developing the proposed testing products, could take over one year, and would require significant start-up costs and would significantly increase on-going overhead costs.

We cannot be sure that the FDA will accept the steps we take, or that the FDA will not require us to alter our promotional claims or undertake the expensive and time-consuming process of seeking premarket approval with clinical data demonstrating the sensitivity and specificity of our currently offered tests or tests in development, including tests for oncology based on our *eTag* technology. If premarket approval is required, we cannot be sure that we will be able to obtain it in a timely fashion or at all; and in such event the FDA would have authority to require us to cease marketing tests until such approval is granted.

In general, we cannot predict the extent of future FDA or other regulation, including congressional, of our business. In the future, we might be subject to greater or different regulations that could have a material effect on our finances and operations. If we fail to comply with existing or additional FDA regulations, it could cause us to incur civil or criminal fines and penalties, increase our expenses, prevent us from increasing revenues, or hinder our ability to conduct our business.

With the broadening of our business from infectious disease to oncology, we are a larger and broader organization. If our management is unable to adequately manage the company, our operating results will suffer.

As of February 9, 2007, our total number of employees was 323. Our proposed testing products using the *eTag* technology and our commercialization infrastructure have not yet been developed, and the two will need to be integrated as a necessary part of the development process. We do not have experience in commercializing testing products for use in the oncology field. We face challenges inherent in efficiently managing an increased number of employees and addressing new markets, including the need to implement appropriate systems, policies, benefits and compliance programs and the need to build a sales organization focused on oncologists.

Difficulties or delays in successfully managing the substantially larger and broader organization could have a material adverse effect on our business and, as a result, on the market price of our common stock.

We could lose key personnel, which could materially affect our business and require us to incur substantial costs to recruit replacements for lost personnel.

We consider William D. Young, Chairman and Chief Executive Officer, Christos J. Petropoulos, Ph.D., Vice President, Research and Development and Chief Scientific Officer, Michael Bates, M.D., Vice President, Clinical Research, and Jeannette Whitcomb, Ph.D., Vice President, Operations, to be key to the management of our business and operations.

Any of our key personnel could terminate their employment at any time and without notice. We do not maintain key person life insurance on any of our key employees. Any failure to attract and retain key personnel could have a material adverse effect on our business.

Charges to operations resulting from the possible future impairment of goodwill and intangible assets may adversely affect the market value of our common stock.

If we are unable to successfully develop products based on our *eTag* technology, our financial results, including earnings (loss) per common share, could be adversely affected. In accordance with United States generally accepted accounting principles, we have accounted for the merger with ACLARA as a business combination. We have allocated the total purchase price to the acquired net tangible assets, amortizable intangible assets, and in-process research and development based on their fair values as of the date of completion of the merger, and have recorded the excess of the purchase price over those fair values as goodwill.

To the extent the value of goodwill becomes impaired, we may be required to incur material charges relating to the impairment of those assets. The additional charges could adversely affect our financial results, including earnings (loss) per common share, which could cause the market price of our common stock to decline.

Our current products may not continue to receive market acceptance and our potential future products may not achieve market acceptance, which could limit our future revenue.

Our ability to establish our testing products, both current and potential, as the standard of care to guide and improve the treatment of viral diseases and cancer will depend on continued acceptance and use of our current testing products by physicians and clinicians and pharmaceutical companies, similar acceptance and use of our potential future products and the development and commercialization of new drugs and drug classes that require or could benefit from testing services such as ours. While certain testing products for viral diseases are established, others are still relatively new, and testing products for the treatment of cancer have not yet been developed. We cannot predict the extent to which physicians and clinicians will accept and use these testing products. They may prefer competing technologies and products. The commercial success of these testing products will require demonstrations of their advantages and potential clinical and economic value in relation to the current standard of care, as well as to competing products. Market acceptance of our products will depend on:

- our marketing efforts and continued ability to demonstrate the utility of PhenoSense in guiding anti-viral drug therapy, for example, through the results of retrospective and prospective clinical studies;
- our ability to demonstrate the advantages and potential economic value of our PhenoSense testing products over current treatment methods and other resistance tests;
- the success of clinical trials of the new class of CCR5 antagonists for HIV in which our testing services are being used, whether those drugs get approved by the FDA and whether our tests are required or recommended after the drugs are approved;
- the development and commercialization of competitive products for the assessment of tropism related to the use of CCR5 antagonists;
- the effectiveness of Pfizer in developing the market and commercializing our Trofile Assay outside of the United States;
- our ability to demonstrate to potential customers the clinical benefits and cost effectiveness of our *eTag* technology, relative to competing technologies and products;
- the extent to which opinion leaders in the scientific and medical communities publish supportive scientific papers in reputable academic journals;
- the extent and success of our efforts to market, sell and distribute our testing products;
- the timing and willingness of potential collaborators to commercialize our PhenoSense and *eTag* products and other future testing product candidates;
- general and industry-specific economic conditions, which may affect our pharmaceutical customers' research and development, clinical trial expenditures and the use of our PhenoSense and *eTag* products;
- progress of clinical trials conducted by our pharmaceutical customers;
- our ability to generate clinical data indicating correlation between data recognized by *eTag* assays and clinical responses to particular drugs;
- changes in the cost, quality and availability of equipment, reagents and components required to manufacture or use our PhenoSense and *eTag* products and other future testing product candidates;
- the development by the pharmaceutical industry of anti-viral drugs and targeted medicines for specific patient populations, the success of these targeted medicines in clinical trials and the adoption of our technological approach in these development activities; and
- our ability to develop new products.

If the market does not continue to accept our existing testing products, such as our PhenoSense products or does not accept our future testing products such as products based on the *eTag* technology, our ability to generate revenue will be limited.

Our revenues will be limited or diminished if changes are made to the way that our products are reimbursed, or if government or third-party payors limit the amounts that they will reimburse for our current products, or do not authorize reimbursement for our planned products.

Government and third-party payors, including Medicare and Medicaid, require that we identify the services we perform in our clinical laboratory using industry standard codes known as the Current Procedural Terminology, or CPT, codes, which are developed by the American Medical Association, or AMA. Most payors maintain a list of standard reimbursement rates for each such code, and our ability to be reimbursed for our services is therefore effectively limited by our ability to describe the services accurately using the CPT codes. From time to time, the AMA changes its instructions about how our services should be coded using the CPT codes. If these changes leave us unable to accurately describe our services or we are not coordinated with payors such that corresponding changes are made to the payors' reimbursement schedules, we may have to renegotiate our pricing and reimbursement rates, the changes may interrupt our ability to be reimbursed, and/or the overall reimbursement rates for our services may decrease dramatically. In addition, we may spend significant time and resources to minimize the impact of these changes on reimbursement.

Government and third-party payors are attempting to contain or reduce the costs of healthcare and are challenging the prices charged for medical products and services. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of healthcare products. This could in the future limit the price that we can charge for our products or cause fluctuations in reimbursement rates for our products. This could hurt our ability to generate revenues. Significant uncertainty exists as to the reimbursement status of new medical products like the products we are currently developing and that we expect to develop, such as the Trofile Co-Receptor Tropism Assay and *eTag* Assays for oncology. This will especially be the case if these products fail to show demonstrable value in clinical studies. If government and other third-party payors do not continue to provide adequate coverage and reimbursement for our testing products or do not authorize reimbursement for our planned products, our revenues will be reduced.

Our indebtedness and debt service obligations have increased as a result of the issuance of our convertible note to Pfizer in the principal amount of $25 million, our issuance of 0% convertible senior unsecured notes, in the principal amount of $30 million, and our entry into a credit and security agreement with Merrill Lynch, which individually or in the aggregate may adversely affect our cash flow, cash position and stock price.

As a result of the sale and issuance of $30 million principal amount of 0% convertible senior unsecured notes in January 2007 to a single qualified institutional buyer, our entry into a credit and security agreement with Merrill Lynch Capital, or Merrill, in September 2006 which provides us with a revolving credit line of up to $10 million, and our issuance of a convertible note to Pfizer in the principal amount of $25 million in May 2006, we increased our total debt and debt service obligations. If we issue other debt securities or enter into other debt obligations in the future, our debt service obligations will increase further.

We intend to fulfill our debt service obligations from our existing cash. In the future, if we are unable to generate cash or raise additional cash through financings sufficient to meet these obligations and need to use existing cash in order to fund these obligations, we may have to delay or curtail research, development and commercialization programs.

Our indebtedness could have significant additional negative consequences, including, without limitation:

- requiring the dedication of a portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including funding our research and development programs and other capital expenditures;
- increasing our vulnerability to general adverse economic conditions;
- limiting our ability to obtain additional financing;
- placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources; and

- Requiring us to reflect adjustments in our statement of operations to reflect changes in the fair value of the embedded derivatives in our outstanding convertible debt.

Our outstanding senior indebtedness to Pfizer and Merrill Lynch Capital imposes restrictions on how we conduct our business, and if we fail to meet our obligations under this indebtedness, our payment obligations may be accelerated and collateral for our loans may be forfeited.

In May 2006, in connection with our entry into a Collaboration Agreement, we and Pfizer entered into a Note Purchase Agreement, which we amended in January 2007, pursuant to which we sold to Pfizer a 3% Senior Secured Convertible Note in the principal amount of $25 million. The Pfizer Note is secured by a first priority security interest in favor of Pfizer in our assets related to our HIV testing business.

Under the terms of the Pfizer Note, we are prohibited from incurring certain types of indebtedness, from permitting certain liens on our assets, from entering into transactions with affiliates and from entering into certain capital transactions such as dividends, stock repurchases, capital distributions or other similar transaction without Pfizer's prior consent. We are also subject to certain other covenants as set forth in the Pfizer Note, including limitations on our ability to enter into new lines of business. These limitations imposed by the Pfizer Note could impair our ability to operate or expand our business.

In addition, in September 2006 we entered into a credit and security agreement with Merrill. Our agreement with Merrill provides us with a $10 million revolving credit line and grants Merrill a security interest over certain of our assets, including our accounts receivable, intellectual property used or held for use in connection with our oncology testing business, and our inventory. Under the terms of this agreement, we are also prohibited from incurring certain types of indebtedness and certain liens on our assets.

If an event of default occurs under either of these loan arrangements, Pfizer or Merrill, as the case may be, may declare the outstanding principal balance and accrued but unpaid interest owed to them immediately due and payable, which would have a material adverse affect on our financial position. A default under either our Pfizer or Merrill indebtedness would also trigger a default under the terms of our convertible senior unsecured notes, in the principal amount of $30 million. We may not have sufficient cash to satisfy these obligations. If a default occurs under the Pfizer Note, and we are unable to repay Pfizer, Pfizer could seek to enforce its rights under its first priority security interest in our assets related to our HIV testing business. If this were to happen, Pfizer may receive some or all of the assets related to our HIV testing business in satisfaction of our debt, which could cause our business to fail. Similarly, if a default occurs under our agreement with Merrill, and we are unable to repay Merrill, Merrill could seek to enforce its security interest in the assets it has secured, including our accounts receivable, intellectual property used or held for use in connection with our oncology testing business, and our inventory, which could also cause our business to fail.

Billing complexities associated with health care payors could delay our accounts receivable collection, impair our cash flow and limit our ability to reach profitability.

Billing for laboratory services is complex. Laboratories must bill various payors, such as Medicare, Medicaid, insurance companies, doctors, employer groups and patients, all of whom have different requirements. Our revenue derived from tests performed for beneficiaries of the Medicare and Medicaid programs represented approximately 21%, 22% and 31% in 2006, 2005 and 2004, respectively. In addition, gross accounts receivable balances from Medicare and Medicaid represented 27% and 33% of gross accounts receivable balance at December 31, 2006 and 2005, respectively. Billing difficulties often result in a delay in collecting, or ultimately an inability to collect, the related receivable. This impairs cash flow and ultimately reduces profitability if we are required to record bad debt expense and/or contractual adjustments for these receivables. Our accounts receivable balances have decreased in 2006 from 2005 but increased in 2005 from 2004. We recorded bad debt expense of $0.4 million and $0.8 million for the years ended December 31, 2006 and 2005, respectively.

Among many other factors complicating billing are:

- complexity of procedures, and changes in procedures, for electronic processing of insurance claims;

- cumbersome nature of manual processes at payors for processing claims where electronic processing is not possible;
- pricing or reimbursement differences between our fee schedules and those of the payors;
- changes in or questions about how products are to be identified in the requisitions;
- disputes between payors as to which party is responsible for payment;
- disparity in coverage among various payors; and
- difficulties of adherence to specific compliance requirements and procedures mandated by various payors.

Ultimately, if such issues are not resolved in a timely manner, our cash flows could be impaired and our ability to reach profitability could be limited.

We may encounter problems or delays in processing tests or in expanding our automated testing systems, which could impair our ability to grow our business, generate revenue and achieve and sustain profitability.

In order to meet future projected demand for our products and fully utilize our current clinical laboratory facilities, we may have to expand the volume of patient samples that we are able to process. We will also need to incorporate the *eTag* assays into our laboratory processes. We will also need to continue to develop our quality-control procedures and to establish more consistency with respect to test turnaround so that results are delivered in a timely manner. Thus, we will need to continue to develop and implement additional automated systems to perform our tests. We have installed laboratory information systems over the past few years to support the automated tests, analyze the data generated by our tests and report the results. If these systems do not work effectively as we scale up our processing of patient samples, we may experience processing or quality-control problems and may experience delays or failures in our operations. These problems, delays or failures could adversely impact the promptness and accuracy of our transaction processing, which could impair our ability to grow our business, generate revenue and achieve and sustain profitability. We have experienced periods during which processing of our test results was delayed and periods during which the proportion of samples for which results could not be generated were higher than expected. While we are continuing to attempt to minimize the likelihood of any recurrence of these issues, future delays, processing problems and backlog may nevertheless occur, resulting in the loss of our customers and/or revenue and an adverse effect on our results of operations.

We face intense competition, and if our competitors' existing products or new products are more effective than our products, the commercial opportunity for our products will be reduced or eliminated.

The commercial opportunity for our products will be reduced or eliminated if our competitors develop and market new testing products that are superior to, or are less expensive than, the testing products that we develop using our proprietary technology. The biotechnology industry evolves at a rapid pace and is highly competitive. Our competitors for our HIV resistance testing products include manufacturers and distributors of phenotypic and genotypic drug resistance technology, such as Tibotec-Virco, a division of Johnson & Johnson, Specialty Laboratories, Applied Biosystems Group, Visible Genetics, a division of Siemens, Viralliance, and reference and academic laboratories. For our Trofile Co-Receptor Tropism Assay, we are not aware of any other products currently available for this application. However, we are aware of efforts by third parties to develop competitive assays using phenotypic and genotypic approaches. We believe genotypic approaches to the identification of tropism are thought to be significantly less precise than our phenotypic approach. However, we cannot be assured that simpler, less expensive tropism tests will not be developed and commercialized.

We also compete with companies that are developing alternative technological approaches for patient testing in the cancer field. There are likely to be many competitive companies and many technological approaches in the emerging field of testing for likely responsiveness to the new class of targeted cancer therapies, including companies such as DakoCytomation A/S, Genzyme and Abbott Laboratories that currently commercialize testing products for guiding therapy of cancer patients. Established diagnostic product companies such as Abbott Laboratories, Roche Diagnostics and Bayer Diagnostics and established clinical laboratories such as Quest Diagnostics and Laboratory Corporation of American may also develop or commercialize services or products that are competitive with those that we anticipate developing and commercializing. In addition, there are a number of alternative technological approaches being developed by competitors. In particular, while our anticipated oncology testing products will be based on the identification of protein-based differences among patients, there is significant interest in the oncology community in gene-based approaches that may be available from other companies, which may prove to be a superior technology to ours.

Each of these competitors is attempting to establish its own test as the standard of care. Our competitors may successfully develop and market other testing products that are either superior to those that we may develop or that are marketed prior to marketing of our testing products. One or more of our competitors may render our technology obsolete or uneconomical by advances in existing technological approaches or the development of different approaches. Some of these competitors have substantially greater financial resources, market presence and research and development staffs than we do. In addition, some of these competitors have significantly greater experience in developing products, and in obtaining the necessary regulatory approvals of products and processing and marketing products.

Various testing materials that we use are purchased from single qualified suppliers, which could result in our inability to secure sufficient materials to conduct our business.

We purchase some of the testing materials used in our laboratory operations from single qualified suppliers. Although these materials could be purchased from other suppliers, we would need to qualify the suppliers prior to using their materials in our commercial operations. Although we believe we have ample inventory to allow validation of another source, in the event of a material interruption of these supplies, the quantity of our inventory may not be adequate.

Any extended interruption, delay or decreased availability of the supply of these testing materials could prevent us from running our business as contemplated and result in failure to meet our customers' demands. If significant customer relationships were harmed by our failure to meet customer demands, our revenues may decrease. We might also face significant additional expenses if we are forced to find alternate sources of supplies, or change materials we use. Such expenses could make it more difficult for us to attain profitability, offer our products at competitive prices and continue our business as currently contemplated or at all.

We may be dependent on licenses for technology we use in our testing products, and our business would suffer if these licenses were terminated or were not available.

Historically, we have licensed technology from Roche Applied Science Division of Roche Diagnostics Corporation, ("Roche"), that we use in our PhenoSense and GeneSeq tests. We held a non-exclusive license for the life of the patent term of the last licensed Roche patent. We were notified by Roche that the license had terminated in March 2005 because the last licensed patent had expired. However, Roche advised us that additional licenses may be necessary for certain other patents and has offered us a license to these patents. We are in the process of reviewing whether additional licenses are necessary or useful for our operations. We believe such licenses are available on commercially acceptable terms.

As we develop and begin to commercialize our testing products in oncology, we may encounter the need for licenses to technology owned by others in order to commercialize these products. If such licenses become necessary, there is no guarantee that they will be available on commercially acceptable terms.

The intellectual property protection for our technology and trade secrets may not be adequate, allowing third parties to use our technology or similar technologies, and thus reducing our ability to compete in the market.

The strength of our intellectual property protection is uncertain. In particular, we cannot be sure that:

- we were the first to invent the technologies covered by our patents or pending patent applications;
- we were the first to file patent applications for these inventions;
- others will not independently develop similar or alternative technologies or duplicate any of our technologies;
- any of our pending patent applications will result in issued patents; or
- any patents issued to us will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties.

With respect to our viral disease portfolio, as of December 31, 2006 we have approximately 98 granted, issued, allowed, and pending patent applications in the United States and in other countries, including 45 issued patents. With respect to our potential oncology products and *eTag* technology, we currently have approximately 57 granted, issued, allowed, and pending patent applications in the United States and in other countries, including 20 issued patents. We have 110 granted, issued, allowed, and pending patent applications in the United States and in other countries, including 87 issued or allowed patents, relating to the historic microfluidics business of ACLARA. We had licensed certain patents under the Roche license discussed above. These patents covered a broad range of technology applicable across our entire current and planned product line.

Other companies may have patents or patent applications relating to products or processes similar to, competitive with or otherwise related to our current and planned products. Patent law relating to the scope of claims in the technology fields in which we operate, including biotechnology and information technology, is still evolving and, consequently, patent positions in these industries are generally uncertain. We will not be able to assure you that we will prevail in any lawsuits regarding the enforcement of patent rights or that, if successful, we will be awarded commercially valuable remedies. In addition, it is possible that we will not have the required resources to pursue offensive litigation or to otherwise protect our patent rights.

In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. We generally enter into confidentiality agreements with our employees, consultants and their collaborative partners upon commencement of a relationship with them. However, we cannot assure you that these agreements will provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information or that adequate remedies would exist if unauthorized use or disclosure were to occur. The unintended disclosure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our operating results, financial condition and future growth prospects. Further, we cannot assure you that others have not or will not independently develop substantially equivalent know-how and technology.

In addition, there is a risk that some of our confidential information could be compromised during the discovery process of any litigation. During the course of any lawsuit, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our common stock.

Our products could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful defending any such litigation or cannot obtain necessary licenses, we may have to pay substantial damages and/or be prohibited from selling our products.

Our commercial success depends upon our ability to develop, manufacture, market and sell our products and use our proprietary technologies without infringing the proprietary rights of others. Companies in our industry typically receive a higher than average number of claims and threatened claims of infringement of intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we are selling and/or developing or expect to sell and/or develop products. We may be exposed to future litigation by third parties based on claims that our products, technologies or activities infringe the intellectual property rights of others. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our products or technologies may infringe. There also may be existing patents, of which we are not aware, that our products or technologies may inadvertently infringe. Further, there may be issued patents and pending patent applications in fields relevant to our business, of which we may become aware from time to time, that we believe we do not infringe or that we believe are invalid or relate to immaterial portions of our overall business. We will not be able to assure you that third parties holding any of these patents or patent applications will not assert infringement claims against us for damages or seeking to enjoin our activities. We will also not be able to assure you that, in the event of litigation, we will be able to successfully assert any belief we may have as to non-infringement, invalidity or immateriality, or that any infringement claims will be resolved in our favor. Third parties have from time to time threatened to assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights or informed us that they believe we required one or more licenses in order to perform certain of our tests. For instance, we have been informed by Bayer Diagnostics, or Bayer, that it believes we require one or more licenses to patents controlled by Bayer in order to conduct certain of our current and planned operations and activities. We, in turn, believe that Bayer may require one or more licenses to patents controlled by us. Although we believe we do not need a license from Bayer for our HIV products, we have had discussions with Bayer concerning the possibility of entering into a cross-licensing or other arrangement, and believe that if necessary, licenses from Bayer would be available to us on commercially acceptable terms. However, in the future, we may have to pay substantial damages, possibly including treble damages, for infringement if it is ultimately determined that our products infringe a third party's patents. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, defending a lawsuit will take significant time, and may be expensive and divert management attention from other business concerns.

Our business operations and the operation of our clinical laboratory facility are subject to stringent regulations and if we are unable to comply with them, we may be prohibited from accepting patient samples or may incur additional expense to attain and maintain compliance, which would have an adverse impact on our revenue and profitability.

The operation of our clinical laboratory facilities is subject to a stringent level of regulation under the Clinical Laboratory Improvement Amendments of 1988. Laboratories must meet various requirements, including requirements relating to quality assurance, quality control and personnel standards. Our laboratories are also subject to regulations by the State of California and various other states. We have received accreditation by the College of American Pathologists and therefore are subject to their requirements and evaluation. Our failure to comply with applicable requirements could result in various penalties, including loss of certification or accreditation, and we may be prevented from conducting our business as we currently do or as we may wish to in the future.

If we do not comply with laws and regulations governing the confidentiality of medical information, we may lose the state licensure we need to operate our business, and may be subject to civil, criminal or other penalties. Compliance with such laws and regulations could be expensive.

The Department of Human Health and Services, or HHS, has issued final regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, designed to improve the efficiency and effectiveness of the health care system by facilitating the electronic exchange of information in certain financial and administrative transactions, while protecting the privacy and security of the information exchanged. Three principal regulations have been issued:

- privacy regulations;

- security regulations; and
- standards for electronic transactions, or transaction standards.

We have implemented the HIPAA privacy regulations. In addition, we implemented measures we believe will reasonably and appropriately meet the specifications of the security regulations and the transaction standards.

These standards are complex, and subject to differences in interpretation. We will not be able to guarantee that our compliance measures will meet the specifications for any of these regulations. In addition, certain types of information, including demographic information not usually provided to us by physicians, could be required by certain payors. As a result of inconsistent application of requirements by payors, or our inability to obtain billing information, we could face increased costs and complexity, a temporary disruption in receipts and ongoing reductions in reimbursements and net revenues. We cannot estimate the potential impact of payors implementing (or failing to implement) the HIPAA transaction standards on our cash flows and results of operations.

In addition to the HIPAA provisions described above, there are a number of state laws regarding the confidentiality of medical information, some of which apply to clinical laboratories. These laws vary widely, and new laws in this area are pending, but they most commonly restrict the use and disclosure of medical information without patient consent. Penalties for violation of these laws include sanctions against a laboratory's state licensure, as well as civil and/or criminal penalties. Compliance with such rules could require us to spend substantial sums, which could negatively impact our profitability.

We may be unable to build brand loyalty because our trademarks and trade names may not be protected. We may not be able to build brand loyalty in the new markets that we are entering and may enter in the future.

Our registered or unregistered trademarks or trade names such as the names PhenoSense, PhenoSense GT, PhenoScreen, GeneSeq, Trofile and *eTag* may be challenged, canceled, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build brand loyalty. Brand recognition is critical to our short-term and long-term marketing strategies especially as we commercialize future enhancements to our products. In particular as we broaden our commercial focus from viral diseases to oncology and other serious diseases, we may not be able to establish any brand recognition and loyalty in oncology and other new markets that we may enter in the future.

We may be unable to identify and lease additional or replacement facilities at a reasonable cost in close proximity to our existing facilities. Our costs could increase and our ability to coordinate our operations could be seriously impaired as a result of inefficient location of facilities.

Our sublease on a facility in South San Francisco of approximately 27,000 square feet expires at the end of December 2007 and we will need to identify an alternative facility in reasonable proximity to our second building in South San Francisco, in which our clinical laboratory is located and for which the lease expires in 2010. The availability of facilities in South San Francisco is severely limited and there is no guarantee that we will be able to identify suitable space at a commercially reasonable cost. In addition, alternative facilities may not be in close proximity to our existing facilities and this could cause disruption and inefficiencies in our operations.

Due to increased market lease rates, the potential cost of moving to a new facility and the cost of leasehold improvements and equipment in an alternative facility, our capital and operating costs could increase substantially in connection with our leasing of additional or replacement facilities.

Clinicians or patients using our products or services may sue us and our insurance may not sufficiently cover all claims brought against us, which would increase our expenses.

Clinicians, patients and others may at times seek damages from us if drugs are incorrectly prescribed for a patient based on testing errors or similar claims. Although we have obtained product liability insurance coverage of up to $6 million, and expect to continue to maintain product liability insurance coverage, we will not be able to guarantee that insurance will continue to be available to us on acceptable terms or that our coverage will be sufficient to protect us against all claims that may be brought against us. We may not be able to maintain our current coverage, or obtain new insurance coverage for our planned future testing services and products, such as planned testing service and kits for use in connection with the treatment of cancer patients, on acceptable terms with adequate coverage, or at reasonable costs. We may incur significant legal defense expenses in connection with a liability claim, even one without merit or for which we have coverage.

We may be subject to litigation, which would be time consuming and divert our resources and the attention of our management.

ACLARA, with which we merged in December 2004, and certain of its former officers and directors, referred to together as the ACLARA defendants, are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which was filed on November 13, 2001 and is now captioned ACLARA BioSciences, Inc. Initial Public Offering Securities Litigation, also names several of the underwriters involved in ACLARA's initial public offering, or IPO, as defendants. This class action is brought on behalf of a purported class of purchasers of ACLARA common stock from the time of ACLARA's March 20, 2000 IPO through December 6, 2000. The central allegation in this action is that the underwriters in the ACLARA IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased ACLARA stock in the IPO and the after-market. The complaint also alleges that the ACLARA defendants violated the federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers who went public between 1998 and 2000 have been named in similar lawsuits. In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers (including ACLARA defendants) was filed by the entire group of issuer defendants in these similar actions. On February 19, 2003, the Court in this action issued its decision on the defendants' omnibus motion to dismiss. This decision dismissed the Section 10(b) claim as to ACLARA but denied the motion to dismiss Section 11 claim as to ACLARA and virtually all of the other defendants. On June 26, 2003, the plaintiffs in the consolidated class action lawsuits announced a proposed settlement with ACLARA and the other issuer defendants. The proposed settlement, which was approved by ACLARA's board of directors, provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1 billion, the insurers for the settling issuers will make up the difference. Under the proposed settlement, the maximum amount that could be charged to ACLARA's insurance policy in the event that the plaintiffs recovered nothing from the investment banks would be approximately $3.9 million. We believe that ACLARA had sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement. On August 31, 2005, the Court granted unconditional preliminary approval of the proposed settlement. On April 24, 2006, the Federal District Court held a fairness hearing to determine whether the proposed settlement should be approved. The Court has not yet decided whether to approve the settlement. On December 5, 2006, the United States Court of Appeals for the 2nd Circuit issued a decision re: Initial Public Offering Securities Litigation (Docket No. 05-3349-cv), reversing the Federal District Court's finding that six focus cases involved in this litigation could be certified as class actions. It is not yet clear what impact, if any, the decision may have on the proposed settlement agreement. Plaintiffs have filed a petition for rehearing and/or for en banc review of the Second Circuit's decision and the Federal District Court has indicated it will not make any decision regarding the proposed settlement agreement until the Second Circuit decides whether it will consider a rehearing. On January 24, 2007, the Second Circuit ordered Underwriters to file a response on certain issues to Plaintiffs' request for a rehearing. Due to the inherent uncertainties of litigation and assignment of claims against the underwriters, and because the settlement has not yet been finally approved by the Federal District Court, the ultimate outcome of the matter cannot be predicted. If a final settlement is not reached or is not approved by the court, we believe that we have meritorious defenses and intend to vigorously defend against the suit. As a result of this belief, no liability for this suit has been recorded in the accompanying financial statements. However, we could be forced to incur significant expenses in the litigation, and in the event there is an adverse outcome, our business could be harmed.

Our operating results may fluctuate from quarter to quarter, making it likely that, in some future quarter or quarters, we will fail to meet estimates of operating results or financial performance, causing our stock price to fall.

If revenue declines in a quarter, our losses will likely increase or our earnings will likely decline because many of our expenses are relatively fixed. Though our revenues may fluctuate significantly as we continue to build the market for our products, expenses such as research and development, sales and marketing and general and administrative are not affected directly by variations in revenue. The cost of our product revenue could also fluctuate significantly due to variations in the demand for our products and the relatively fixed costs to produce them. In addition, we could experience significant fluctuations in our statement of operations for stock-based compensation. We will not be able to accurately predict how volatile our future operating results will be because our past and present operating results, which reflect moderate sales activity, are not indicative of what we might expect in the future. As a result it will be very difficult for us to forecast our revenues accurately and it is likely that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors. In this event, the market price of our common stock may fall abruptly and significantly. Because our revenue and operating results will be difficult to predict, period-to-period comparisons of our results of operations may not be a good indication of our future performance.

In the event that we need to raise additional capital, our stockholders could experience substantial additional dilution. If such financing is not available on commercially reasonable terms, we may have to significantly curtail our operations or sell significant assets and may be unable to continue as a going concern.

We anticipate that our capital resources, together with funds from the sale of our products, contract revenue and borrowing under equipment and accounts receivable financing arrangements, will enable us to maintain our current research and development, marketing, production and general administrative activities related to HIV drug resistance in the United States, together with the development and initial commercialization of the *eTag* technology, at least for the next twelve months. The commercialization of the *eTag* technology is expected to include the development of a testing service and possibly test kits for use in connection with the treatment of cancer patients. However, we may need additional funding to accomplish these goals. To the extent operating and capital resources are insufficient to meet our obligations, including lease payments and future requirements, we will have to raise additional funds to continue the development, commercialization and expansion of our technologies, including the *eTag* technology and products based on that technology. Our inability to raise capital would seriously harm our business and product development efforts. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. However, we cannot guarantee that additional financing, in any form, will be available at all, or on terms acceptable to us. If we sell equity or convertible debt securities to raise additional funds, our existing stockholders may incur substantial dilution and any shares so issued will likely have rights, preferences and privileges superior to the rights, preferences and privileges of our outstanding common stock. In the event financing is not available in the time frame required, we could be forced to reduce our operating expenses, curtail sales and marketing activities, reschedule research and development projects or delay, scale back or eliminate some or all of our activities. Further, we might be required to sell certain of our assets or obtain funds through arrangements with third parties that require us to relinquish rights to certain of our technologies or products that we would seek to develop or commercialize on our own. These actions, while necessary for the continuance of operations during a time of cash constraints and a shortage of working capital, could make it difficult or impossible to implement our long-term business plans or could affect our ability to continue as a going concern.

If a natural disaster strikes our clinical laboratory facilities and we are unable to receive and or process our customers' samples for a substantial amount of time, we would lose revenue.

We rely on a single clinical laboratory facility to process patient samples for our tests, which are received via delivery service or mail, and have no alternative facilities. We will also use this facility for conducting other tests we develop, including *eTag* assays, and even if we move into different or additional facilities they will likely be in close proximity to our current clinical laboratory. Our clinical laboratories and some pieces of processing equipment are difficult to replace and could require substantial replacement lead-time. Our facilities may be affected by natural disasters such as earthquakes and floods. Earthquakes are of particular significance because our facilities are located in the San Francisco Bay Area, an earthquake-prone area, and we do not have insurance against earthquake loss. Our insurance coverage, if any, may not be adequate to cover total losses incurred in a natural disaster. However, even if covered by insurance, in the event our clinical laboratory facilities or equipment is affected by natural disasters, we would be unable to process patient samples and meet customer demands or sales projections. If our patient sample processing operations were curtailed or ceased, we would not be able to perform tests, which would reduce our revenues, and may cause us to lose the trust of our customers or market share.

We use hazardous chemicals and biological materials in our business, and any claims relating to any alleged improper handling, storage, use or disposal of these materials could adversely harm our business.

Our research and development and manufacturing processes involve the use of hazardous materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We will not be able to eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We do not maintain insurance coverage for damage caused by accidental release of hazardous chemicals, or exposure of individuals to hazardous chemicals off of our premises. We could be subject to damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use, or the use by third parties, of these materials, and our liability under a claim of this nature may exceed our total assets. Compliance with environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development or production efforts.

Concentration of ownership among some of our stockholders may prevent other stockholders from influencing significant corporate decisions.

As of March 1, 2007, approximately 50% of our common stock is beneficially held by our directors, our executive officers, and greater than five percent stockholders. The most significant of these stockholders in terms of beneficial ownership are Perry Corp., Federated Investors, Inc., Stephens Investment Management, Inc., Kenneth F. Siebel and Pfizer. Consequently, a small number of our stockholders may be able to substantially influence our management and affairs. If acting together, they would be able to influence most matters requiring the approval by our stockholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The concentration of ownership may also delay or prevent a change in control of Monogram Biosciences at a premium price if these stockholders oppose it.

If our stockholders or convertible note holders sell substantial amounts of our common stock, the market price of our common stock may fall.

If our stockholders or convertible note holders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, or conversion of our outstanding convertible debt, the market price of our common stock may fall. As of December 31, 2006 we had outstanding options under our employee stock options plan to purchase 19.2 million shares of our common stock, which represents approximately 15% of our common stock outstanding on December 31, 2006, at a weighted-average price of $2.39 per share. Our outstanding convertible notes are convertible at the option of the holders into shares of our common stock. We intend to register the 0% Senior Unsecured Convertible Notes and the shares of common stock issuable upon conversion of these Notes with the SEC. We have also registered the shares issuable upon conversion of the Pfizer Note. Accordingly, the common stock issued upon conversion of the Notes and the Pfizer Note will be freely tradable in the public markets without restriction. The conversion of these notes into common stock could result in the issuance of a substantial number of shares and substantial dilution to our stockholders. Sales of substantial amounts of our common stock, including hedging activities by our convertible note holders, or the perception that such sales could occur, whether currently outstanding, or issued as the result of option exercises or conversion of convertible debt, might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Sales of a substantial number of shares could occur at any time. This may decrease the price of our common stock and the Notes and may impair our ability to raise capital in the future.

Provisions of our charter documents and Delaware law may make it difficult for our stockholders to replace our management and may inhibit a takeover, either of which could limit the price investors might be willing to pay in the future for our common stock.

Provisions in our certificate of incorporation and bylaws may make it difficult for our stockholders to replace or remove our management, and may delay or prevent an acquisition or merger in which we are not the surviving company. In particular:

- Our board of directors is classified into three classes, with only one of the three classes elected each year, so that it would take at least two years to replace a majority of our directors;
- Our bylaws contain advance notice provisions that limit the business that may be brought at an annual meeting and place procedural restrictions on the ability to nominate directors; and
- Our common stockholders are not permitted to call special meetings or act by written consent.

Because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions could discourage changes of our management and acquisitions or other changes in our control and otherwise limit the price that investors might be willing to pay in the future for our common stock.

We could adopt a stockholder rights plan, commonly referred to as a "poison pill," at any time without seeking the approval of our stockholders. Stockholder rights plans can act through a variety of mechanisms, but typically would allow our board of directors to declare a dividend distribution of preferred share purchase rights on outstanding shares of our common stock. Each such share purchase right would entitle our stockholders to buy a newly created series of preferred stock in the event that the purchase rights become exercisable. The rights would typically become exercisable if a person or group acquires over a predetermined portion of our common stock or announces a tender offer for more than a predetermined portion of our common stock. Under such a stockholder rights plan, if we were acquired in a merger or other business combination transaction which had not been approved by our board of directors, each right would entitle its holder to purchase, at the right's then-current exercise price, a number of the acquiring company's common shares at a price that is preferential to the holder of the right. If adopted by the our board of directors, a stockholder rights plan may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us.

Our stock price may be volatile, and our common stock could decline in value.

The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. Our stock price has fluctuated widely during the last few years from a low of $0.72 per share in September 2002 to a high of $4.40 per share in January 2004. The following factors, in addition to other risk factors described in this section, may have a significant negative impact on the market price of our common stock:

- period-to-period fluctuations in financial results;

- financing activities;
- hedging activities by holders of our convertible notes;
- litigation;
- delays in product introduction, launches or enhancements, including delays in completing the development of the *eTag* technology and products based on that technology;
- announcements of technological innovations or new commercial products by our competitors;
- results from clinical studies;
- adverse developments in the clinical trials of drugs under development by our pharmaceutical company customers;
- adverse clinical or regulatory developments related to drugs, such as Pfizer's *maraviroc*, for which our tests are used in patient selection or monitoring;
- developments concerning proprietary rights, including patents;
- publicity regarding actual or potential clinical results relating to products under development by our competitors or our own products or products under development;
- regulatory developments in the United States and foreign countries;
- changes in payor reimbursement policies;
- limitations on the ability to recognize revenue from complex collaborations; and
- economic and other external factors or other disaster or crisis.

A low or volatile stock price may negatively impact our ability to raise capital and to attract and maintain key employees.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

As of March 2, 2007, we leased a building of approximately 41,000 square feet in South San Francisco, California, comprising laboratory and office space. The lease expires in April 2010 and provides an option to extend the term for an additional ten years. We also subleased approximately 27,000 square feet in another adjacent building in South San Francisco, California, comprising laboratory and office space. This sublease expires in December 2007. In February 2007, we entered into a twelve month lease on approximately 9,000 square feet of office space in South San Francisco.

In addition, as a result of our merger with ACLARA, we assumed the lease for a building of approximately 44,200 square feet in Mountain View, California comprising laboratory and office space. On February 7, 2007, we entered into a lease termination agreement with the landlord to terminate the lease prior to its scheduled expiry. See "Subsequent Events" Note 14 to the financial statements included in this Annual Report on Form 10-K for further discussion.

Item 3. *Legal Proceedings*

ACLARA, with which we merged, and certain of its former officers and directors, referred to together as the ACLARA defendants, are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. See "Commitments and Contingencies" Note 8 to the financial statements for further discussion.

Item 4. ***Submission of Matters to a Vote of Security Holders***

We held the Annual Meeting of Stockholders on December 6, 2006, and two matters were voted upon. A description of each matter and tabulation of votes are as follows:

1. Two Class III directors were elected to our board to hold office until the 2009 Annual Meeting of Stockholders, or until their successors are elected and qualified. The nominees and the voting for each were as follows:

Thomas R. Baruch:		
	For	121,252,843
	Withheld	802,880
David H. Persing:		
	For	120,087,673
	Withheld	1,968,050

The following directors' terms of office continued after the Annual Meeting of Stockholders on December 6, 2006:

Edmon R. Jennings
William Jenkins
Cristina H. Kepner
John D. Mendlein
William D. Young

2. The appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2006 was ratified.

The voting for the proposal was as follows:

For	121,877,280
Against	144,928
Abstain	33,514

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

(a) *Market Data; Dividends*

Our Common Stock trades on the Nasdaq National Market under the symbol "MGRM." The following table sets forth, for the periods indicated, the high and low sales prices of our common stock on the Nasdaq National Market:

	High	Low
2006		
Fourth Quarter	$1.98	$1.48
Third Quarter	$1.95	$1.30
Second Quarter	$2.42	$1.33
First Quarter	$2.27	$1.69
2005		
Fourth Quarter	$2.40	$1.33
Third Quarter	$2.73	$2.26
Second Quarter	$2.95	$2.33
First Quarter	$2.81	$2.15

The last reported sale price of our common stock on the Nasdaq National Market on March 5, 2007 was $1.86. As of March 5, 2007, there were approximately 300 stockholders of record of our common stock.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends on our common stock will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under our agreements and other such factors as the board of directors deems relevant. Additionally, under our Loan and Security Agreement with Merrill Lynch Capital, so long as any loan commitment or obligation remains outstanding under the agreement, we cannot pay cash dividends without the consent of Merrill. Under our Amended and Restated 3% Senior Secured Convertible Note issued to Pfizer, we cannot pay dividends without the consent of Pfizer Inc.

Recent Sales of Unregistered Securities.

None.

Equity Compensation Plans

Information about our equity compensation plans is included in Item 12 of Part III of this Annual Report.

Item 6. *Selected Financial Data*

The following selected financial information is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto included in Item 8 of this Annual Report on Form 10-K in order to fully understand factors that may affect the comparability of the information presented below. The statements of operations data for the years ended December 31, 2006, 2005 and 2004 and the balance sheet data as of December 31, 2006 and 2005 are derived from our audited financial statements included in Item 8 of this Report. The statements of operations data for the years ended December 31, 2003 and 2002 and the balance sheet data as of December 31, 2004, 2003 and 2002 are derived from our audited financial statements not included in this Report.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share amounts) (Unaudited)				
Statement of Operations Data:					
Revenue:					
Product revenue	$ 45,150	$ 43,468	$ 34,811	$31,911	$ 24,530
Contract revenue	2,808	4,784	1,990	1,468	731
Total revenue	47,958	48,252	36,801	33,379	25,261
Operating costs and expenses:					
Cost of product revenue	22,703	20,001	17,794	16,713	14,589
Research and development	18,981	18,996	7,839	4,733	10,406
Purchased in-process research and development charge	—	—	100,600	—	—
Sales and marketing	14,735	12,588	10,056	8,306	11,716
General and administrative	15,042	10,200	10,192	9,256	10,550
Lease termination charge	—	—	433	—	—
Total operating costs and expenses	71,461	61,785	146,914	39,008	47,261
Operating loss	(23,503)	(13,533)	(110,113)	(5,629)	(22,000)
Interest income	1,874	2,303	198	106	307
Interest expense	(624)	(60)	(34)	(141)	(423)
Contingent value rights revaluation	(16,450)	(26,296)	28,519	—	—
Other income	—	—	—	156	347
Net loss	(38,703)	(37,586)	(81,430)	(5,508)	(21,769)
Deemed dividend to preferred stockholders	—	—	—	(2,155)	(10,551)
Preferred stock dividend	—	(162)	(324)	(1,610)	(977)
Loss applicable to common stockholders	$ (38,703)	$ (37,748)	$ (81,754)	$ (9,273)	$(33,297)
Basic and diluted net loss per common share	$ (0.30)	$ (0.31)	$ (1.43)	$ (0.27)	$ (1.38)
Shares used in computing basic and diluted loss per common share	130,447	123,527	57,292	34,445	24,157

Our results for the year ended December 31, 2004 include the acquired operations of ACLARA for the period December 10, 2004 to December 31, 2004. Our results for the year ended December 31, 2006 include the impact of the adoption of SFAS 123(R), "Share-Based Payments," on January 1, 2006. See notes to the financial statements for a description of the number of shares used in the computation of the basic and diluted net loss per common share.

	December 31,				
	2006	2005	2004	2003	2002
			(In thousands) (Unaudited)		
Balance Sheet Data:					
Cash, cash equivalents, and short-term investments	$ 31,130	$ 65,014	$ 78,848	$ 9,430	$ 11,145
Accounts receivable, net	6,849	9,063	7,251	6,165	4,924
Working capital	21,603	23,984	73,463	13,038	(239)
Restricted cash	—	50	457	776	707
Total assets	60,845	97,678	107,635	28,378	30,486
Current portion of contingent value rights	2,813	42,676	—	—	—
Long-term portion of contingent value rights	—	—	15,269	—	—
Long-term portion of restructuring costs	868	1,916	1,710	—	—
Long-term convertible promissory note	25,000	—	—	—	—
Long-term portion of loans payable	—	233	311	—	—
Long-term portion of capital lease obligations	92	212	36	87	419
Redeemable convertible preferred stock	—	—	1,810	1,994	4,249
Accumulated deficit	(263,991)	(225,288)	(187,702)	(106,272)	(100,764)
Total stockholders' equity	13,908	41,771	72,673	20,587	7,014

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of the financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included in this Annual Report on Form 10-K. The estimates and certain other statements below are forward-looking statements that involve risks and uncertainties. Our actual future capital requirements and the adequacies of our available funds will depend on many factors, including those under "Risk Factors."

OVERVIEW

We are a life sciences company committed to advancing personalized medicine and improving patient outcomes through the development of innovative molecular diagnostic products that guide and target the most appropriate treatments. Through a comprehensive understanding of the genetics, biology and pathology of particular diseases, we have pioneered and are developing molecular diagnostics and laboratory services that are designed to:

- enable physicians to better manage infectious diseases and cancers by providing the critical information that helps them prescribe personalized treatments for patients by matching the underlying molecular features of an individual patient's disease to the drug expected to have maximal therapeutic benefit; and
- enable pharmaceutical companies to develop new and improved anti-viral therapeutics and targeted cancer therapeutics more efficiently and cost effectively by providing enhanced patient selection and monitoring capabilities throughout the development process.

We are a leader in developing and commercializing innovative products that help guide and improve the treatment of infectious diseases, cancer and other serious diseases. Our goal with personalized medicine is to enable the management of diseases at the individual patient level through the use of sophisticated diagnostics that permit the targeting of therapeutics to those patients most likely to respond to or benefit from them, thereby offering *the right treatment* to *the right patient* at *the right time*.

Our PhenoSense™ and GeneSeq™ products provide a practical method for measuring the impact of genetic mutations on human immunodeficiency virus, or HIV, drug resistance. This information is used to optimize various treatment options for the individual patient. We currently market phenotypic and genotypic resistance testing products directed at patients with HIV infection and the drug classes currently approved for use. In addition, we have resistance tests in development or already in research use that are relevant to new drug classes, such as the integrase, entry and assembly classes. In addition to these resistance tests, our Trofile™ Co-Receptor Tropism Assay has been used for patient selection in the phase III trials of the new class of CCR5 antagonists. The first of these, *maraviroc* from Pfizer, is currently the subject of an NDA that has been accepted for priority review by the FDA. We expect that the Trofile Assay may be used for patient selection after regulatory approval of *maraviroc* and other CCR5 antagonists.

Over the last several years, we have built a business based on the personalized medicine approach in HIV drug resistance testing and in patient selection. We now seek to leverage the experience and infrastructure we have built in the HIV market to the potentially larger market opportunity of cancer utilizing our proprietary *eTag*™ technology. In the future, we plan to seek opportunities to address an even broader range of serious diseases.

New targeted drug therapies are being introduced for the treatment of cancer. Our proprietary *eTag* technology provides an assay platform for analyzing very small amounts of tumor samples recovered and prepared in a variety of methods, including formalin fixation, the current standard technique in hospital pathology laboratories. We believe this analytical platform may be well suited for the next generation of targeted cancer therapeutics. We believe that, upon completion of development, our *eTag* assays will permit the prediction, with a high degree of accuracy, of the likelihood of a patient's cancer responding to a given therapy, facilitating the selection of more precise and effective therapeutic options. We are developing Epidermal Growth Factor Receptor, or EGFR/HER, *eTag* assays that we believe will enable physicians to identify the appropriate course of treatment for cancers that have a particular molecular profile. Our current focus is on drugs that target the EGFR/HER receptor family, initially in breast cancer but subsequently in lung and other cancers. We intend to develop *eTag* assays that target other protein drug targets and signaling pathways that are key drivers of proliferation or survival in cancer cells.

We have incurred losses each year since inception. As of December 31, 2006, we had an accumulated deficit of approximately $264.0 million, including a charge in 2004 of $100.6 million for in-process research and development related to our merger with ACLARA. We expect to incur additional operating losses at least for the next twelve months as we complete the development of the *eTag* technology, transfer the assays into the clinical laboratory, conduct clinical studies and develop the commercial infrastructure to support a commercial launch.

ISSUANCE OF 0% CONVERTIBLE SENIOR UNSECURED NOTES

In January 2007, we issued $30 million principal amount of 0% Convertible Senior Unsecured Notes due 2026 (the "Notes"). The aggregate purchase price for the Notes is approximately $22.5 million. The Notes do not bear interest and are convertible, at the option of the holder of such Notes, into shares of our common stock at an initial conversion price of $2.52 per share, which is equivalent to an initial conversion rate of approximately 396.8254 shares per $1,000 principal amount of Notes. The conversion price will adjust automatically upon certain changes to our capitalization. Although the Notes are due in December 2026, the Notes may be called by the holders at their option at December 31, 2011, December 31, 2016 or December 31, 2021 at a price equal to 100% of the accreted value.

Following the effectiveness of the registration statement covering the estimated number of common shares underlying the Notes, we will have the option to cause all or any portion of the Notes to automatically convert at such time as the closing price of our common stock is greater than $3.15 for twenty out of thirty consecutive trading days, subject to certain other limitations. The Notes are subordinated to all of our present senior debt, including the $25 million 3% Senior Secured Convertible Note due May 19, 2010 issued to Pfizer in May 2006, as amended as described below, and our line of credit with Merrill Lynch.

AGREEMENTS WITH PFIZER, INC.

In May 2006, we entered into a non-exclusive Collaboration Agreement (the "Collaboration Agreement") with Pfizer Inc. to facilitate the global availability for patient use of our proprietary Trofile™ Co-Receptor Tropism Assay ("Trofile Assay"). Our Trofile Assay is used to identify which co-receptor a patient's HIV uses for entry to cells and has been used in connection with phase III clinical trials of Pfizer's investigational CCR5 antagonist, *maraviroc*. Applications to the FDA and EMEA (the European Union regulatory agency) have been accepted for priority review by those agencies. Under the Collaboration Agreement we will have responsibility for making our Trofile Assay available in the U.S. and Pfizer will have responsibility for sales, marketing and regulatory matters outside of the U.S. and will reimburse us for our expenses in establishing and maintaining the logistics infrastructure that may be necessary to make the assay available in those countries as required by Pfizer. The Collaboration Agreement covers the period through December 31, 2009 and is renewable by Pfizer for five successive one year terms. We and Pfizer also extended the co-receptor portion of our existing services agreement with Pfizer for support of potential additional Pfizer clinical trials through December 31, 2009.

We also entered into a note purchase agreement with Pfizer under which Pfizer purchased a Senior Secured Convertible Note in the principal amount of $25 million (the "Pfizer Note"). The Pfizer Note bears a 3% annual interest rate, payable quarterly in cash or shares of our common stock, at our option, and matures in May 2010 unless converted earlier. The Pfizer Note is convertible at Pfizer's option into shares of our common stock at a conversion price of $2.7048 per share and will automatically convert into shares of our common stock should the closing price of our common stock be greater than 150%, or $4.06 per share, of the conversion price for twenty out of thirty consecutive trading days. In addition, the Pfizer Note is secured by certain assets related to our HIV testing business, is subject to certain covenants on our part and will be senior in right of payment to all existing and future indebtedness, subject to certain limited exceptions. In connection with the sale of the Notes, as described above, Pfizer and U.S. Bank, National Association, as trustee, and we entered into a subordination agreement in January 2007, setting forth the terms under which the Notes are subordinated to the Pfizer Note. We also amended our note purchase agreement with Pfizer, and amended and restated the Pfizer Note, to conform to certain terms of the subordination agreement. As amended, the Pfizer Note provides that Monogram will be in default if (i) an event of default occurs and is continuing under the Notes and (ii) the Trustee or any holders of the Notes gives notice to us of its or their intent to either accelerate the Notes or exercise any other remedies thereunder (subject to certain limited exceptions).

In accordance with Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," ("EITF 00-21") revenue arrangements entered into after June 15, 2003, that include multiple element arrangements are analyzed to determine whether the deliverables are divided into separate units of accounting or as a single unit of accounting. Revenues are allocated to a delivered product or service when all of the following criteria are met: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of the undelivered item; and (3) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in our control. If all of the three required criteria under EITF 00-21 are met, then the deliverables would be accounted for separately, completed as performed. Otherwise, the arrangement would be accounted for as a single unit of accounting and the payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed. If we cannot reasonably estimate when a performance obligation either ceases or becomes inconsequential, then revenue is deferred until we can reasonably estimate when the performance obligation ceases or becomes inconsequential.

The Pfizer collaboration is a multiple element arrangement, including supply of the Trofile Assay in additional clinical studies (including expanded access programs in both the U.S. and outside the U.S.), supply of the Trofile Assay for clinical use outside of the U.S., reimbursement of costs for the establishment and operation of supply infrastructure outside of the U.S. and potential assistance to Pfizer in the establishment and operation of a second facility for processing of tropism assays. Under the guidelines of EITF 00-21, we have determined that the collaboration with Pfizer should be accounted for as a single unit of accounting due to the absence of established fair values of certain undelivered elements. Accordingly, we have deferred revenue under this collaboration until the earlier of establishment of fair values or completion of the deliverables.

Additionally, related direct costs that are contractually reimbursable on a non-refundable basis under this collaboration have been deferred.

MERGER WITH ACLARA BIOSCIENCES, INC.

On December 10, 2004, we completed our merger with ACLARA, a Delaware corporation, pursuant to an Agreement and Plan of Merger and Reorganization dated May 28, 2004 as amended on October 18, 2004, or the Merger Agreement. Under the terms of the Merger Agreement, each outstanding share of ACLARA common stock was exchanged for 1.7 shares of our common stock and 1.7 Contingent Value Rights, or CVRs. We issued 61.9 million shares of common stock valued at $1.94 per share. The fair value of our common stock utilized in determining the purchase price was derived using our average stock price for the period two days before through two days after the amended terms of the acquisition were agreed to and announced on October 19, 2004. The CVRs were governed by a Contingent Value Rights Agreement and are described in more detail in this Item 2 under the heading "Contingent Value Rights." The transaction has been accounted for as a business combination and accordingly the assets acquired and liabilities assumed have been recorded at their respective fair values. We engaged independent valuation specialists to assist us in determining the fair values of the assets acquired and liabilities assumed. Such a valuation requires us to make significant estimates and assumptions, particularly with regard to the valuation of intangible assets.

In connection with our merger with ACLARA, we have taken actions to integrate and restructure the former ACLARA operations. We relocated the ACLARA personnel and operations from the facility in Mountain View, California to our South San Francisco, California facilities in the second quarter of 2005. A restructuring accrual was established for the costs of vacating and subleasing the Mountain View facility including an estimate of the excess of our lease costs over our anticipated sublease income and for the anticipated severance costs for ACLARA employees whose employment was terminated as a result of the merger. The accrual established at the closing of the merger related to the Mountain View facility was $3.0 million. In addition, a restructuring accrual of $1.1 million was established for the anticipated severance costs for ACLARA employees whose employment was terminated as a result of the merger. Additional restructuring accruals, due to delays in vacating and subleasing the Mountain View facility, were recorded in the amounts of $1.6 million and $0.3 million in 2005 and 2006, respectively. In February 2007, we executed a termination agreement with respect to the lease in exchange for a reduced but fixed payment commitment over the remainder of the previous lease term. The initial charge of $1.6 million to the estimates of completing the approved restructuring plans was recorded in goodwill and subsequent adjustments to these estimates have been recorded in our results of operations.

SUMMARY OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to the financial statements describes the significant accounting policies used in the preparation of the financial statements. Certain of these significant accounting policies are considered to be critical accounting policies, as defined below.

A critical accounting policy is defined as one that is both material to the presentation of our financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on our financial condition and results of operations. Specifically, critical accounting estimates have the following attributes: 1) we are required to make assumptions about matters that are highly uncertain at the time of the estimate; and 2) different estimates we could reasonably have used, or changes in the estimate that are reasonably likely to occur, would have a material effect on our financial condition or results of operations.

Estimates and assumptions about future events and their effects cannot be determined with certainty. We base our estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. These estimates may change as new events occur, as additional information is obtained and as our operating environment changes. These changes have historically been minor and have been included in the financial statements as soon as they became known. Based on a critical assessment of our accounting policies and the underlying judgments and uncertainties affecting the application of those policies, we believe that our financial statements are fairly stated in accordance with accounting principles generally accepted in the United States, and present a meaningful presentation of our financial condition and results of operations.

We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our financial statements:

Accounting for Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS 123R under provisions of Staff Accounting Bulletin No. 107 ("SAB 107") using the modified prospective approach and therefore have not restated results for prior periods. Under this approach, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Pursuant to the provisions of SFAS 123R, we record stock-based compensation as a charge to earnings net of the estimated impact of forfeited awards. As such, we recognize stock-based compensation cost only for those stock-based awards that are estimated to ultimately vest over their requisite service period, based on the vesting provisions of the individual grants. We have no awards with market or performance conditions.

On November 10, 2005, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position No. FAS 123R-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." We have elected to adopt the alternative transition method provided in this FASB Staff Position for calculating the tax effects of share-based compensation pursuant to SFAS 123R. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R. There was no tax benefit realized upon exercise of stock options during the three months ended December 31, 2006.

Prior to the adoption of SFAS 123R, we accounted for stock-based awards under the intrinsic method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and made pro forma footnote disclosures as required by Statement of Financial Accounting Standards No. 148, "Accounting For Stock-Based Compensation—Transition and Disclosure," which amended Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation." Under the intrinsic method, no stock-based compensation expense had been recognized in the statements of operations because the exercise price of the stock options granted equaled the fair market value of the underlying stock on the date of grant. Pro forma net loss and pro forma net loss per share disclosed in the footnotes to the financial statements were estimated using the Black-Scholes option-pricing model.

In accordance with SFAS 123R and SAB 107, we used the Black-Scholes option-pricing valuation model to estimate the grant date fair value of our stock-based awards. The determination of fair value for stock-based awards on the date of grant using an option-pricing model requires management to make certain assumptions regarding: (i) the expected volatility in the market price of our common stock over the expected term of the awards; (ii) dividend yield; (iii) risk-free interest rates; and (iv) actual and projected employee exercise behaviors (referred to as the expected term). The expected volatility is based on the historical volatilities from our stock for the expected term in effect on the date of grant with considerations to similar public entities in similar markets. The risk-free interest rate is based on the U.S. Zero Coupon Treasury yield for the expected term in effect on the date of grant. The expected term of options represents the period of time that options granted are expected to be outstanding and is derived from actual historical exercise data with considerations to the contractual and vesting terms. The expected term of employee stock purchase plans is equal to the offering period. In addition, SFAS 123R requires us to estimate the expected impact of forfeited awards and recognize stock-based compensation expense only for those awards expected to vest. The cumulative effect on current and prior periods of a change in the estimated forfeiture rate will be recognized as compensation cost in earnings in the period of the revision. If actual forfeiture rates are materially different from our estimates or factors change and we employ different assumptions, stock-based compensation expense could be significantly different from what we have recorded in the current period. We periodically review actual forfeiture experience and revise our estimates, as considered necessary.

In addition, we accounted for stock option grants to non-employees in accordance with the Emerging Issues Task Force Consensus No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," which requires the options subject to vesting to be periodically re-valued over their service periods, which approximates the vesting period.

Revenue Recognition

Product revenue is recognized upon completion of tests made on samples provided by customers and the shipment of test results to those customers. Services are provided to certain patients covered by various third-party payor programs, such as Medicare and Medicaid. Billings for services under third-party payor programs are included in revenue net of allowances for differences between the amounts billed and estimated receipts under such programs. We estimate these allowances based on historical payment information and current sales data. If the government and other third-party payors significantly change their reimbursement policies, an adjustment to the allowance may be necessary. Revenue generated from our database of resistance test results is recognized when earned under the terms of the related agreements, generally upon shipment of the requested reports. Contract revenue consists of revenue generated from NIH grants, commercial assay development and other non-product revenue. NIH grant revenue is recorded on a reimbursement basis as grant costs are incurred. The costs associated with contract revenue are included in research and development expenses. For commercial and research collaborations, we recognize non-refundable milestone payments received related to substantive at-risk milestones when performance of the milestone under the terms of the collaboration is achieved and there are no further performance obligations. Research and development fees from commercial collaboration agreements are generally recognized as revenue on a straight-line basis over the life of the collaboration agreement or as the research work is performed. Up front payments received in advance of meeting the revenue recognition criteria described above are deferred.

In accordance with Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," ("EITF 00-21") revenue arrangements entered into after June 15, 2003, that include multiple element arrangements are analyzed to determine whether the deliverables are divided into separate units of accounting or as a single unit of accounting. Revenues are allocated to a delivered product or service when all of the following criteria are met: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of the undelivered item; and (3) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in our control. If all of the three required criteria under EITF 00-21 are met, then the deliverables would be accounted for separately, completed as performed. Otherwise, the arrangement would be accounted for as a single unit of accounting and the payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed. If we cannot reasonably estimate when our performance obligation either ceases or becomes inconsequential, then revenue is deferred until we can reasonably estimate when the performance obligation ceases or becomes inconsequential.

Accounts Receivable

The process for estimating the collectibility of receivables involves significant assumptions and judgments. Billings for services under third-party payor programs are recorded as revenue net of allowances for differences between amounts billed and the estimated receipts under such programs. Adjustments to the estimated receipts, based on final settlement with the third-party payors, are recorded upon settlement as an adjustment to net revenue.

In addition, we review and estimate the collectibility of our receivables based on the period of time they have been outstanding. Historical collection and payor reimbursement experience is an integral part of the estimation process related to reserves for doubtful accounts. In addition, we assess the current state of our billing functions in order to identify any known collection or reimbursement issues in order to assess the impact, if any, on our reserve estimates, which involves judgment. We believe that the collectibility of our receivables is directly linked to the quality of our billing processes, most notably those related to obtaining the correct information in order to bill effectively for the services we provide. As such, we have implemented procedures to reduce the number of requisitions that we receive from healthcare providers with missing or incorrect billing information. Changes in the allowance for doubtful accounts are recorded as an adjustment to bad debt expense within general and administrative expenses. We believe that our collection and reserves processes, along with our close monitoring of our billing processes, helps to reduce the risk associated with material revisions to reserve estimates resulting from adverse changes in collection and reimbursement experience and billing operations. We write off accounts against the allowance for doubtful accounts when they are deemed to be uncollectible.

Goodwill, Other Intangible Assets and Impairment of Long-Lived Assets

Goodwill represents the excess of the purchase consideration over the fair values of the identifiable assets acquired and liabilities assumed from our merger with ACLARA. In accordance with Statement of Financial

Accounting Standards No. 142 "Goodwill and Other Intangible Assets," or SFAS 142, we are required to test for impairment of goodwill on an annual basis and at any other time if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable.

Other intangible assets include acquired developed product technology, costs of patents and patent applications related to products and products in development, which are capitalized and amortized on a straight-line basis over their estimated useful lives. Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business or legal factors; an adverse action or assessment by a regulator; unanticipated competition or loss of key personnel.

Deferred Tax Assets

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. Due to our lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance.

Accounting for Merger with ACLARA

We accounted for the merger with ACLARA as a business combination which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. Accordingly, for significant items, we obtained assistance from independent valuation specialists.

The excess of the aggregate purchase consideration over the fair value of assets acquired and liabilities assumed has been allocated to goodwill.

Contingent Value Rights

As part of the merger with ACLARA BioSciences, Inc. ("ACLARA"), we issued Contingent Value Rights ("CVR") to ACLARA stockholders and were obligated to issue CVRs to holders of assumed ACLARA stock options upon future exercise of those options. In June 2006, the amount payable related to the outstanding CVRs was determined at $0.88 per CVR and a cash payment of approximately $57.0 million was made to CVR holders on June 14, 2006. Holders of assumed ACLARA options are entitled to receive a cash payment of $0.88, upon future exercise of those options, for each CVR that would have been issuable to them had the option been exercised prior to the CVR maturity date.

The liability under the CVRs was recorded at the closing of the merger with ACLARA at fair value, estimated using a calculation based on a Black-Scholes valuation of the underlying CVR securities of $0.66 per CVR. Subsequent to the closing of the merger, an active trading market had been established and as a result, this liability was revalued based on the actual closing price of the CVRs on the OTC Bulletin Board at the end of each quarter. In addition, we record an additional liability each quarter for additional CVRs related to assumed ACLARA stock options as they vest during each quarter.

RESULTS OF OPERATIONS

Year Ended December 31, 2006 Compared to Years Ended December 31, 2005 and 2004.

	2006	2005	2004
		(In thousands)	
Product revenue	$45,150	$43,468	$34,811
Contract revenue	2,808	4,784	1,990
Total revenue	$47,958	$48,252	$36,801

Revenue. Revenue was $48.0 million, $48.3 million and $36.8 million in 2006, 2005 and 2004, respectively. Product revenue comprises revenue from our HIV testing services. The increase in product revenue of $1.7 million in 2006 as compared to 2005 and $8.7 million in 2005 as compared to 2004 was primarily due to the use of our testing services, including our Trofile Co-Receptor Tropism Assay, in phase III clinical trials of Pfizer's *maraviroc*, the first drug in a new class of HIV drugs called CCR5 antagonists. This generated a significant source of revenue in 2005 and in the first half of 2006. The trial has now been completed, and applications for marketing approval have been accepted for priority review by the FDA and EMEA (the European Union regulatory agency). Our Trofile Assay may be used for patient selection after regulatory approval of *maraviroc*. However, if *maraviroc* is not approved by the FDA, or if our test is not used for patient selection after approval, this could have a material negative impact on our revenues.

Contract revenue consists of revenues from *eTag* and oncology collaborations with pharmaceutical and biotechnology companies as well as NIH research grants and other non-product revenue. These revenues increased in 2005 primarily due to the inclusion of revenue from *eTag* and oncology collaborations. In 2006, these sources of revenue were reduced as we focused our oncology development efforts on enhancing the operational reproducibility and sensitivity of the *eTag* assays and studies designed to clinically validate an *eTag* test for applications in oncology. We intend to make our first oncology test available to patients upon completion of transferring the *eTag* assays from the research setting into our CLIA certified laboratory and after sufficient clinical data is generated. We have an active program of applying for NIH funding and currently have a number of active grants that we believe will help support the development of analytical and database tools to facilitate the identification and characterization of drug resistant strains of HIV, and assays that will aid in the pre-clinical and clinical evaluation of the next generation of anti-viral therapeutics.

We anticipate quarterly variations in revenue due primarily to fluctuations in the timing of various planned and ongoing clinical studies conducted by pharmaceutical companies.

We have significant customer concentration and the loss of any major customer or the reduced use of our products by a major customer could have a significant negative impact on our revenue. In 2006, 2005 and 2004, approximately 21%, 22%, and 31%, respectively of our revenues were derived from tests performed for the beneficiaries of the Medicare and Medicaid programs. Additionally, in 2006, 2005 and 2004, Pfizer Inc. represented approximately 19%, 19% and 7%, Quest Diagnostics Incorporated represented approximately 11%, 11% and 12% and GlaxoSmithKline represented approximately 6%, 10% and 4% of our total revenue, respectively.

Cost of product revenue. Cost of product revenue was $22.7 million, $20.0 million and $17.8 million in 2006, 2005 and 2004, respectively. Included in these costs are materials, supplies, labor and overhead related to product revenue. Gross margins were 50% in 2006, 54% in 2005 and 49% in 2004. The decrease in gross margin percentage in 2006 as compared to 2005 was due to the reduction in pharmaceutical testing revenues in the second half of 2006 due to the completion of the phase III trial of *maraviroc*. The increase in gross margin percentage in 2005 as compared to 2004 was primarily due to the benefit of higher volumes provided by the growth in pharmaceutical testing revenue, especially revenue from Pfizer, and the increased percentage of total revenue represented by these revenues. Additionally, stock-based compensation expenses recognized primarily in accordance with SFAS 123R in 2006 was $0.6 million. We anticipate that gross margin on product revenue will continue to be affected by these factors, and, in time, by the introduction of oncology products, which we believe may have a higher gross margin than our HIV products.

Research and development. Research and development costs were $19.0 million, $19.0 million and $7.8 million in 2006, 2005 and 2004, respectively. During 2006, research and development expenses was unchanged as compared to 2005, although a net unfavorable change relating to stock-based compensation expense of $2.3 million was offset by lower materials and supplies costs in our oncology programs and reduced facilities expenses as a result of vacating the office and laboratory space in Mountain View, California in the second quarter of 2005. The increase of $11.2 million in 2005 as compared to 2004 was primarily due to costs incurred related to oncology and *eTag* research and development programs, following the closing of the merger with ACLARA in December 2004. These costs were offset by a net favorable $0.2 million adjustment from stock based compensation related to variable accounting for assumed ACLARA stock options with CVRs attached, CVR expenses related to vested options during the period and deferred compensation amortization. In 2006, we recorded $2.1 million stock-based compensation expenses primarily related to the recognition of option and employee stock purchase plan expenses in accordance with SFAS 123R. In 2005, we recorded adjustments from stock-based compensation related to variable accounting for the assumed ACLARA stock options with CVRs attached and CVR expenses related to vested options during the period. These adjustments were favorable by $0.2 million in 2005.

We have expanded our business focus from infectious diseases to include both infectious diseases and oncology, and accordingly, our research and development expenditures have increased. These expenses are in connection with the further development of the *eTag* technology and preparations for the transfer of the *eTag* assays from the research setting to our CLIA certified clinical laboratory and to generate clinical data in support of a commercial launch of *eTag* assays. The successful development of our products is highly uncertain. Completion dates and research and development expenses can vary significantly for each product and are difficult to predict. For a more complete discussion of the risks and uncertainties associated with completing the development of products, see the "Risk Factors" above.

Our products in development for HIV and other infectious diseases target viral diseases and reflect a number of approaches to assessing resistance in individual patients to particular drugs. Our product lines overlap and most of our research and development activities in infectious disease are advancing multiple potential product lines. Due to this substantial overlap, we do not track costs on a project by project basis, except for the costs related to contract revenue. A portion of our infectious disease research and development expenses are funded by grants and commercial contracts and the following table sets our costs that are included in research and development expenses that are associated with such revenues:

	Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
NIH Grants	$1,816	$2,263	$1,990

Below is a summary of our products in development for HIV and other infectious diseases.

Infectious disease products in development	Status
Replication Capacity HIV, a measurement of fitness	In development(1)
PhenoSense HIV Entry, entry inhibitor assay	In development(2)
GeneSeq HIV Entry, entry inhibitor assay	In development(3)
PhenoSense and GeneSeq HIV Integrase, integrase inhibitor assays	In development(4)
PhenoSense HIV Antibody Neutralization, a vaccine development and evaluation assay	In development(5)
PhenoSense and GeneSeq HIV Assembly/Maturation, virus assembly or maturation inhibitor assays	In development(6)
PhenoSense HCV, a phenotypic hepatitis C inhibitor assay	In development(7)
GeneSeq HCV, a genotypic hepatitis C inhibitor assay	In development(7)

(1) The Replication Capacity HIV assay is validated in our clinical laboratory and the data is currently reported on our PhenoSense HIV and PhenoSense GT tests to both pharmaceutical company customers and for patient testing. Clinical development work continues.

(2) The PhenoSense HIV Entry Assay has been validated in our clinical laboratory for enfuvirtide (Fuzeon) testing and is available to pharmaceutical company customers and for patient testing. The assay is also

available to pharmaceutical company customers for testing of other new entry inhibitors in development, but is not yet validated in the clinical laboratory for such use for other drugs for patent testing.

(3) The GeneSeq HIV Entry Assay is in development. Additional development work is being conducted on this assay.

(4) The PhenoSense and GeneSeq HIV Integrase assays are validated for research purpose and available to pharmaceutical company customers. Assays for the integrase class are being validated and are expected to be available for physician use as needed after the first integrase drug is approved by the FDA.

(5) The PhenoSense HIV Antibody Neutralization assay is validated for research purposes and available to pharmaceutical company customers. With NIH funding, additional development work related to the use of our assays in vaccine development is being conducted.

(6) The PhenoSense and GeneSeq HIV Assembly/Maturation inhibitor assays are in development. Additional development work is being conducted on these assays.

(7) The GeneSeq HCV (NS5B) assay has been validated for research use and is available to pharmaceutical company customers. The GeneSeq HCV (NS3) and PhenoSense HCV assays are in development pending the evolution of clinical or drug development need for such testing.

A portion of our research and development expenditures are now directed at continuing the research and development of the *eTag* System. Our *eTag* technology has potential application as a research tool in drug discovery and development in gene expression profiling and protein expression analysis. These applications have been considered as developed product technology in the allocation of the purchase consideration for ACLARA. In addition, our *eTag* technology has the potential, through detection of unique protein-based biomarkers, to differentiate likely responders from non-responders to certain targeted therapies in certain patient groups. Assays based on this technology have the potential to be used as aides for patient selection in pharmaceutical companies' clinical trials of therapeutic products targeted on specific patient populations and as diagnostic services and/or kits to guide physicians in the selection of appropriate therapies for particular patients. Products in development are as follows:

Oncology products in development	Status
Clinical assays for use in drug discovery, development and clinical evaluation by pharmaceutical and biotechnology customers	In development(1)
Clinical assays for diagnostic use in patient testing	In development(2)

(1) Completion of clinical assays for use in clinical trials by pharmaceutical and biotechnology customers is dependent on additional research and development and clinical studies in collaboration with pharmaceutical and biotechnology companies. Such research and development and clinical studies are expected to be time-consuming, and could exceed one year.

(2) Completion of clinical assays for diagnostic use in patient testing is dependent on the successful completion of additional research and development and clinical studies both in collaboration agreements with pharmaceutical and biotechnology companies and in multiple and broader clinical studies that provide data that will enable physicians to utilize the tests. Completion of patient testing assays will also require the development and validation of an assay in a CLIA clinical laboratory-certified format. Successful completion of such research and development and clinical studies is expected to be time-consuming, and could exceed one year.

As with our infectious disease programs, many of our oncology research and development programs support multiple product areas. In particular, there is substantial overlap between our research and development activities in support of protein expression assays and protein-based clinical assays for clinical collaborations and patient testing. Because of this overlap we do not identify and track costs incurred on a project by project basis. The completion of our research and development projects are subject to a number of risks and uncertainties, including unplanned delays or expenditures during our product development, the extent of clinical testing required for regulatory approvals, the timing and results of clinical trials, failure to validate our technology and products in clinical trials and failure to receive any necessary regulatory approvals. Because of these uncertainties, the nature, timing and estimated costs of the efforts necessary to complete our research and development projects cannot be determined or estimated with any degree of certainty. Any delays or additional research and development efforts may also require us to obtain additional sources of funding to complete development of our products. Our failure to complete development of our products would have a material adverse impact on our ability to increase revenue and on our financial position and liquidity.

Purchased in-process research and development. We recorded a $100.6 million charge for in-process research and development in 2004 for the portion of the purchase consideration of the ACLARA merger allocated to in-process research and development. This non-recurring charge reflects the fair value of projects to develop *eTag* assays that can be commercialized as aides to patient selection in pharmaceutical company clinical trials and as diagnostic tests to assist physicians in determining the appropriate therapy for individual cancer patients that had not yet reached technological feasibility and had no alternative future use as of the acquisition date. We engaged independent valuation specialists to assist us in determining the fair value of these in-process research and development projects as well as developed product technology. The fair value is determined using the "income approach." This method starts with a forecast of anticipated future net cash flows, which are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. See "Merger with ACLARA BioSciences, Inc." Note 6 to the financial statements for further discussion.

Sales and marketing. Sales and marketing expenses were $14.7 million, $12.6 million and $10.1 million in 2006, 2005 and 2004, respectively. The increase in 2006 as compared to 2005 was primarily due to an increase in stock compensation expense of $1.8 million. The increase in 2005 as compared to 2004 was primarily attributable to business development activities for oncology and increased marketing programs related to our products. In 2006, we recorded $1.7 million stock-based compensation expenses primarily related to the recognition of option and employee stock purchase plan expenses in accordance with SFAS 123R. In 2005, we recorded adjustments from stock-based compensation related to variable accounting for the assumed ACLARA stock options with CVRs attached and CVR expenses related to vested options during the period. These adjustments were favorable by $0.2 million in 2005. We expect sales and marketing expenses to increase due to increased sales and marketing activities related to commercial introduction of our Trofile Co-Receptor Tropism Assay in anticipation of, and after, FDA approval of Pfizer's *maraviroc*. In addition, after we achieve clinical validation of our *eTag* assays, we expect our sales and marketing expenses, for promotional programs as well as sales and marketing personnel, will increase in preparation for the introduction of oncology products.

General and administrative. General and administrative expenses were $15.0 million, $10.2 million and $10.2 million in 2006, 2005 and 2004, respectively. The increase in 2006 as compared to 2005 was primarily due to an increase of $4.0 million in stock-based compensation expense and to increases in professional services fees. During 2005, general and administrative expenses were unchanged as compared to 2004 primarily due to a net favorable $1.5 million adjustment from stock based compensation related to variable accounting for assumed ACLARA stock options with CVRs attached and CVR expenses related to vested options during the period offset by an increase in professional services fee, personnel costs and other administrative costs reflecting the increased scope of our operations. In 2006, we recorded $2.5 million stock-based compensation expenses primarily related to the recognition of option and employee stock purchase plan expenses in accordance with SFAS 123R. In 2005, we recorded adjustments from stock-based compensation related to variable accounting for the assumed ACLARA stock options with CVRs attached and CVR expenses related to vested options during the period. These adjustments were favorable by $1.5 million in 2005. We expect general and administrative expenses in 2007 to increase from 2006 levels to support the administrative infrastructure required to support growth of the business.

Stock Based Compensation. Stock-based compensation expense related to employee stock options and employee stock purchases recognized under SFAS 123R and CVR charges related to options that vested in the year was $6.9 million in 2006. There was no stock-based compensation expense recognized under SFAS 123R in 2005 and 2004. However, in connection with our merger with ACLARA, we recorded adjustments from stock-based compensation related to variable accounting for assumed ACLARA stock options, deferred compensation amortization and CVR expenses related to vested options during those periods. These adjustments were favorable by $1.8 million and unfavorable by $3.4 million in 2005 and 2004, respectively. As of December 31, 2006, the total remaining unrecognized compensation cost related to the unvested stock options amounted to $7.6 million, which will be amortized over the weighted-average remaining requisite service period of 1.22 years.

The table below sets out stock-based compensation expenses recognized primarily under SFAS 123R in 2006, stock-based compensation related to variable accounting for the assumed ACLARA stock options with CVRs attached in 2005 and 2004 and CVR expenses related to vested options in 2006, 2005 and 2004.

	Year ended December 31,		
	2006	2005	2004
	(In thousands)		
Cost of product revenue	$ 597	$ —	$ —
Research & development	2,075	(185)	1,175
Sales & marketing	1,653	(158)	398
General & administrative	2,536	(1,460)	1,846
	$6,861	$(1,803)	$3,419

Stock compensation expense under SFAS123(R) is expected to continue to have an effect on results of operations in future and this impact may be material.

In addition, we accounted for stock option grants to non-employees in accordance with the Emerging Issues Task Force Consensus No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," which requires the options subject to vesting to be periodically re-valued over their service periods, which approximates the vesting period. The impact of these options has not been material.

Lease termination charge. In March 2004, we terminated a lease for our original laboratory and office space of approximately 25,000 square feet in South San Francisco, California. Under the terms of the lease termination, we recorded a charge of $0.4 million primarily related to the termination payment and the write-off of the net carrying value of the related leasehold improvements. This early termination enabled us to eliminate operating expenses related to this lease going forward and reduce our aggregate remaining obligation by approximately half.

Interest income. Interest income was $1.9 million, $2.3 million and $0.2 million in 2006, 2005 and 2004, respectively. The decrease of $0.4 million in 2006 as compared to 2005 was a result of lower average cash balances. The increase of $2.1 million in 2005 as compared to 2004 was primarily due to our increased level of cash and short-term investments and higher yields earned as a result of increased interest rates.

Interest expense. Interest expense was $0.6 million, $60,000 and $34,000 in 2006, 2005 and 2004, respectively. The increase in 2006 as compared to 2005 was a result of a convertible promissory note entered into with Pfizer. See Note 12, "Collaboration and Note Purchase Agreement," to the financial statements for further discussion. The increase of $26,000 in 2005 as compared to 2004 was primarily due to a loan agreement assumed from our merger with ACLARA for leasehold improvements at an interest rate of 8.5% per annum.

Contingent value rights revaluation. Our liability under the CVRs, issued to ACLARA stockholders as part of the purchase consideration in the merger with ACLARA, was recorded at the closing of our merger with ACLARA at fair value, estimated using a calculation based on a Black-Scholes valuation of the underlying CVR securities of $0.66 per CVR. Because subsequent to the closing of the merger, an active trading market had been established, this liability was revalued based on the actual closing price of the CVRs on the OTC Bulletin Board at the end of each quarter. In June 2006, the amount payable related to the outstanding CVRs was determined at $0.88 per CVR and a cash payment of approximately $57.0 million was made to CVR holders on June 14, 2006. This revaluation led to a $16.5 million unfavorable adjustment to the liability and is reflected as a non-operating expense in the statement of operations for the year ended 2006.

Preferred stock dividend. We recorded a preferred stock dividend of $0.2 million and $0.3 million in 2005 and 2004, respectively. The Series A Preferred Stock issued in 2001 bore dividends payable twice a year in shares of common stock. In June 2005, all outstanding shares of Series A Preferred Stock were converted to common stock.

LIQUIDITY AND CAPITAL RESOURCES

We expect our available cash, cash equivalents and short-term investments of $31.1 million at December 31, 2006, funds provided by the sale of our products, contract revenue, borrowing under accounts receivable and equipment financing arrangements and net proceeds, received in January 2007, of $20.9 million from the sale of our 0% Convertible Senior Unsecured Notes will be adequate to fund our operations at least for the next twelve months. See Note 14 "Subsequent Events" to the financial statements for further discussion.

We have funded our operations since inception primarily through public and private sales of common and preferred stock, issuance of convertible debt, equipment financing arrangements, product revenue, contract revenue, and a revolving line of credit. In particular, we have completed three private financings since our initial public offering in May 2000. In addition, during 2004 as the result of the merger with ACLARA, we acquired $74.8 million in cash and short term investments. In May 2006, we entered into an agreement with Pfizer for the purchase by Pfizer of a 3% Senior Secured Convertible Note in the amount of $25 million. The note is due in 2010 and interest on these borrowings is payable in cash or stock, at our option. In September 2006, we entered into a credit and security agreement with Merrill for a $10 million revolving credit line, under which borrowings are limited by eligible accounts receivable. In January 2007, we sold a 0% Convertible Senior Unsecured Note to an investor. The principal amount of the note is $30 million and reflecting the zero coupon nature of the note, it was sold for an aggregate price of $22.5 million. After fees and expenses, net proceeds to us were approximately $20.9 million. The note may be called by the investor at December 31, 2011, December 31, 2016 or December 31, 2021, at a price equal to 100% of the accreted value. Although we expect our operating and capital resources will be sufficient to meet future requirements for at least the next twelve months, we may have to raise additional funds to continue the development and commercialization of our *eTag* technology and to support our business operations in general. These funds may not be available on favorable terms, or may not be available at all. If adequate funds are not available on commercially reasonable terms, we may be required to curtail operations significantly or sell significant assets and may not be able to continue as a going concern. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe that we have sufficient funds for current or future operating plans.

In connection with the merger with ACLARA, we issued CVRs to ACLARA stockholders and were obligated to issue CVRs to holders of assumed ACLARA stock options upon future exercise of those options. In June 2006, the amount payable related to the outstanding CVRs was determined to be $0.88 per CVR and a cash payment of approximately $57.0 million was made to CVR holders on June 14, 2006. Holders of assumed ACLARA options are entitled to receive a cash payment of $0.88, upon future exercise of those options, for each CVR that would have been issuable to them had the option been exercised prior to the CVR maturity date. At December 31, 2006, assumed ACLARA options to purchase 3.3 million shares of our common stock were outstanding, of which 3.1 million shares were vested. The aggregate potential liability related to all these options at December 31, 2006 was $2.9 million. Of this, $2.7 million is reflected on the balance sheet at December 31, 2006 in respect of options vested and the remainder will be recognized as the options vest in the future. Upon exercise of these options, we will receive aggregate exercise proceeds of $6.6 million, offsetting the potential CVR payments of $2.7 million. See Note 7, "Contingent Value Rights," of the financial statements for further discussion.

Net cash used in operating activities was $24.2 million in 2006 primarily due to the payment of approximately $57 million in settlement of the CVR liability of which $14.3 million was reflected in operating activities relating to the post merger CVR revaluation and $42.8 million was recorded in financing activities relating to the initial valuation of the CVR at the closing of the merger with ACLARA at $0.66 per CVR. Net cash used in operating activities was $13.7 million and $2.6 million in 2005 and 2004, respectively. Cash flows from operating activities can vary significantly due to various factors including trends in operating losses, changes in accounts receivable, accrued liabilities and deferred revenue related to new arrangements with customers. The average collection period of our accounts receivable as measured in days sales outstanding can vary and is dependent on various factors, including the type of revenue (i.e. patient testing, pharmaceutical company testing or contract revenue), the payment terms related to that revenue, the complexities in third party payer arrangements, and whether the related revenue was recorded at the beginning or end of a period.

Net cash provided by investing activities in 2006 of $33.0 million resulted primarily from proceeds from maturities and sales (net of purchases) of short-term investments, offset by capital expenditures of $1.8 million. Net cash provided by investing activities in 2005 of $7.4 million resulted primarily from proceeds from maturities and sales (net of purchases) of short-term investments offset by payment of transaction costs related to our merger with ACLARA amounting to $4.7 million, capital expenditures of $3.2 million and costs associated with acquiring other assets. Net cash used in investing activities in 2004 of $0.7 million resulted primarily from payment of transaction costs related to our merger with ACLARA of $2.3 million, capital expenditures of $0.7 million and costs associated with acquiring other assets, partially offset by $2.1 million in cash and cash equivalents acquired in the merger with ACLARA.

Net cash used in financing activities in 2006 was $8.2 million resulted primarily from $25 million in proceeds from the issuance of a convertible promissory note to Pfizer, $5.6 million in proceeds from the revolving credit line with Merrill Lynch Capital and $3.3 million in proceeds from the exercise of stock options for approximately 2.4 million shares of common stock, offset by the settlement of the CVR liability of approximately $57 million of which $42.8 million was recorded in financing activities which related to the initial valuation of the CVR at the closing of the merger with ACLARA at $0.66 per CVR. The net cash provided by financing activities in 2005 of $7.9 million resulted primarily from $5.8 million in proceeds from the exercise of warrants for approximately 5.2 million shares of common stock, offset by payments on loans and capital lease obligations. The net cash provided by financing activities in 2004 of $0.5 million resulted primarily from proceeds from common stock issuance and loan proceeds, partially offset by payments on loans and capital lease obligations.

Leases. At December 31, 2006, we leased a building of approximately 41,000 square feet in South San Francisco, California, comprising laboratory and office space. The lease expires in April 2010 and provides an option to extend the term for an additional ten years. We also subleased approximately 27,000 square feet in another adjacent building in South San Francisco, California, comprising laboratory and office space. This sublease expires in December 2007. In February 2007, we entered into a twelve month lease on approximately 9,000 square feet of office space in South San Francisco. In addition, as a result of our merger with ACLARA, we assumed the lease for a building of approximately 44,200 square feet in Mountain View, California comprising laboratory and office space. On February 7, 2007, we entered into a lease termination agreement with the landlord to terminate the lease prior to its scheduled expiry. See "Subsequent Events" Note 14 to the financial statements for further discussion.

In August 2006, we entered into a loan agreement of $0.8 million to finance our insurance premiums at an interest rate of 7.84% per annum. The loan was paid in full in January 2007.

In March 2004, we terminated a lease for our laboratory and office space of approximately 25,000 square feet in South San Francisco, California. Under the terms of the lease termination agreement, we paid and recorded a charge of $0.4 million primarily related to the termination payment and the write-off of the net carrying value of the related leasehold improvements.

Contractual Obligations. At December 31, 2006, our contractual obligations for the next five years and thereafter are as follows (in thousands):

	Payments Due By Period				
	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
			(In thousands)		
Operating lease obligations	$ 2,801	$2,977	$ 355	$—	$ 6,133
Equipment financing arrangements	132	95	—	—	227
Convertible promissory note	—	—	25,000	—	25,000
Convertible promissory note interest payment (1)	750	1,500	473	—	2,723
Loans payable	6,244	—	—	—	6,244
Purchase obligations	275	—	—	—	275
Total	$10,202	$4,572	$25,828	$—	$40,602

(1) Subject to certain limitations, we are entitled to make such interest payments using shares of our common stock.

The contractual obligations discussed above are fixed costs. If we are unable to generate sufficient cash from operations to meet these contractual obligations, we may have to raise additional funds. These funds may not be available on favorable terms or at all.

Off-balance sheet arrangements. In June 2002, we assigned a lease of excess laboratory and office space and sold the related leasehold improvements and equipment to a third party. In the event of default by the assignee, we would be contractually obligated for payments under the lease of: $0.7 million in 2007; $1.5 million in 2008; $1.6 million in 2009; $1.6 million in 2010 and $0.7 million in 2011.

Long term capital and liquidity considerations. We expect that we will have to make substantial investments in operating and capital expenditures as we develop and commercialize new clinical testing products and expand the availability of our current testing products.

During 2006, we made capital expenditures of approximately $1.8 million. While we do not currently have any additional material commitments for future capital expenditures, we expect that we will have additional requirements for facilities and capital expenditures as we expand our clinical laboratory to accommodate commercial availability of eTag assays for oncology, expand our commercial infrastructure in anticipation of the introduction of oncology products, potentially establish an FDA compliant manufacturing facility and make our HIV and oncology assays available globally in support of drugs for which our tests may be important diagnostics. We have signed a short term lease for additional facilities to accommodate anticipated increased administrative and marketing activities in 2007. In addition, our sublease on a building in South San Francisco of approximately 27,000 square feet expires at the end of 2007 and we are evaluating alternatives for 2008. The availability of facilities in South San Francisco is severely limited and there is no guarantee that we will be able to identify suitable space at a commercially reasonable cost. In addition, alternative facilities may not be in close proximity to our existing facilities and this could cause disruption and inefficiencies in our operations.

Due to increased market lease rates, the potential cost of moving to a new facility and the cost of leasehold improvements and equipment in an alternative facility, our capital and operating costs could increase substantially in connection with our leasing of additional or replacement facilities.

From time to time, we may consider possible strategic transactions, including the potential acquisitions of products, technologies and companies, with the goal of further developing our business and maximizing stockholder value. Such transactions, if any, could materially affect our future liquidity and capital resources. We may need to obtain additional funding by entering into new collaborations and strategic partnerships to enable us to develop and commercialize our products. Even if we receive funding from future collaborations and strategic partnerships, we may need to raise additional capital in the public equity markets, through private equity financing or through debt financing. Further, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise capital when needed may harm our business and operating results.

Income taxes. We have incurred net operating losses since inception. At December 31, 2006, we had federal and state net operating loss carryforwards of approximately $280.8 million and $112.0 million, respectively. The federal net operating loss and credit carryforwards will expire at various dates between the years 2010 and 2026 if not utilized. The state of California net operating losses will expire at various dates between the years 2012 and 2016, if not utilized. The federal and state operating loss carryforwards include deductions for stock options. Utilization of the federal and state net operating loss and credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization. When utilized, the portion related to stock options deductions will be accounted for as a credit to shareholders' equity rather than as a reduction of the income tax provision.

RECENTLY ISSUED ACCOUNTING STANDARDS

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS No. 155"). SFAS No. 155 amends SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and addresses the application of SFAS No. 133 to beneficial interests in securitized financial assets. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. Additionally, SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. We are currently evaluating the impact of adopting SFAS 155 on our financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by us in 2007. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

In September 2006, the FASB issued statement No. 157, "Fair value Measurements" ("SFAS 157"). This standard establishes the framework for measuring fair value and expands the disclosure requirement for fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS 157 on our financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 ("SAB 108") that provides guidance on the process of quantifying financial statement misstatements. This bulletin is effective for any interim period of the first fiscal year ending after November 15, 2006. The adoption of SAB 108 did not have a significant effect on our financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS 159 on our financial statements.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Our exposure to interest rate risk relates primarily to our investment portfolio. Fixed rate securities may have their fair market value adversely impacted due to fluctuations in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principle if forced to sell securities that have declined in market value due to changes in interest rates. The primary objective of our investment activities is to preserve principal while at the same time maximize yields without significantly increasing risk. To achieve this objective, we invest in debt instruments of the U.S. Government and its agencies and high-quality corporate issuers, and, by policy, restrict our exposure to any single corporate issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, we maintain investments at an average maturity of generally less than two years.

The following tables present the hypothetical changes in fair values in our cash, cash equivalents and short-term investments held at December 31, 2006 that are sensitive to the changes in interest rates. The modeling technique used measures the change in fair values arising from hypothetical parallel shifts in the yield curve of plus or minus 50 basis points ("BPS"), 100 BPS and 150 BPS. Fair values represent the market principal at December 31, 2006 (in thousands).

	Given an Interest Rate Decrease of X Basis Points				Given an Interest Rate Increase of X Basis Points		
Issuer	150 BPS	100 BPS	50 BPS	0 BPS	50 BPS	100 BPS	150 BPS
Money Market	$ 3	$ 3	$ 3	$ 3	$ 3	$ 3	$ 3
Bonds of US Government and its agencies	23,001	22,956	22,912	22,867	22,732	22,777	22,822
	$23,004	$22,959	$22,915	$22,870	$22,735	$22,780	$22,825

The weighted-average maturity of our marketable investments at December 31, 2006 was 143 days.

We have exposure to changes in interest rates on our revolving credit line with Merrill Lynch Capital, which bears interest at a rate per annum equal to a published LIBOR rate plus 4.75%. As of December 31, 2006 approximately $5.6 million was outstanding under the revolving credit line.

We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions in any material fashion.

We have operated primarily in the United States and all sales to date have been made in U.S. Dollars. Accordingly, we have not had any material exposure to foreign currency rate fluctuations.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS

REPORT OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Monogram Biosciences, Inc. (formerly ViroLogic, Inc.)

We have completed integrated audits of Monogram Biosciences, Inc's (formerly ViroLogic, Inc.) 2006 and 2005 financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Financial statements and financial statement schedule

In our opinion, the financial statements listed in Item 15(a)(1) present fairly, in all material respects, the financial position of Monogram Biosciences, Inc's (formerly ViroLogic, Inc.) at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company changed the manner in which it accounts for stock-based compensation in fiscal year 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 8, 2007

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Monogram Biosciences, Inc. (Formerly ViroLogic, Inc.)

We have audited the accompanying statement of operations, stockholders' equity, and cash flows of Monogram Biosciences, Inc. (formerly ViroLogic, Inc.) for the year ended December 31, 2004. Our audit also included the financial statement schedule listed at Item 15(a)(2) of this Annual Report on Form 10-K for the year ended December 31, 2004. These financial statements and schedule are the responsibility of the management of Monogram Biosciences, Inc. (formerly ViroLogic, Inc.). Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Monogram Biosciences, Inc. (formerly ViroLogic, Inc.) for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the year ended December 31, 2004, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ ERNST & YOUNG LLP

Palo Alto, California
March 14, 2005

MONOGRAM BIOSCIENCES, INC.

BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,	
	2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 8,263	$ 7,616
Short-term investments	22,867	57,398
Restricted cash	—	50
Accounts receivable, net of allowance for doubtful accounts of $965 and $1,044 at December 31, 2006 and 2005, respectively	6,849	9,063
Prepaid expenses	1,234	1,107
Inventory	961	1,170
Other current assets	378	790
Total current assets	40,552	77,194
Property and equipment, net	7,463	8,580
Deferred costs relating to collaboration agreement	1,783	—
Goodwill	9,927	9,927
Other assets	1,120	1,977
Total assets	$ 60,845	$ 97,678
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,271	$ 1,751
Accrued compensation	2,258	2,271
Accrued liabilities	4,720	4,116
Current portion of restructuring costs	1,128	1,417
Deferred revenue	404	383
Current portion of loans payable	6,235	477
Current portion of capital lease obligations	120	119
Contingent value rights	2,813	42,676
Total current liabilities	18,949	53,210
Long-term portion of restructuring costs	868	1,916
Long-term convertible promissory note	25,000	—
Long-term deferred revenue	1,783	—
Long-term portion of loans payable	—	233
Long-term portion of capital lease obligations	92	212
Other long-term liabilities	245	336
Total liabilities	46,937	55,907
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Preferred stock, $0.001 par value, 5,000,000 shares authorized, designated by series, none issued and outstanding at December 31, 2006 and 2005, respectively	—	—
Common stock, $0.001 par value, 200,000,000 shares authorized; 131,307,374 and 127,668,136 shares issued and outstanding at December 31, 2006 and 2005, respectively	131	128
Additional paid-in capital	277,892	267,526
Accumulated other comprehensive loss	(124)	(514)
Deferred compensation	—	(81)
Accumulated deficit	(263,991)	(225,288)
Total stockholders' equity	13,908	41,771
Total liabilities and stockholders' equity	$ 60,845	$ 97,678

The accompanying notes are an integral part of the financial statements.

MONOGRAM BIOSCIENCES, INC.

STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31,		
	2006	2005	2004
Revenue:			
Product revenue	$ 45,150	$ 43,468	$ 34,811
Contract revenue	2,808	4,784	1,990
Total revenue	47,958	48,252	36,801
Operating costs and expenses:			
Cost of product revenue	22,703	20,001	17,794
Research and development	18,981	18,996	7,839
In-process research and development	—	—	100,600
Sales and marketing	14,735	12,588	10,056
General and administrative	15,042	10,200	10,192
Lease termination charge	—	—	433
Total operating costs and expenses	71,461	61,785	146,914
Operating loss	(23,503)	(13,533)	(110,113)
Interest income	1,874	2,303	198
Interest expense	(624)	(60)	(34)
Contingent value rights revaluation	(16,450)	(26,296)	28,519
Net loss	(38,703)	(37,586)	(81,430)
Preferred stock dividend	—	(162)	(324)
Loss applicable to common stockholders	$ (38,703)	$ (37,748)	$ (81,754)
Basic and diluted net loss per common share	$ (0.30)	$ (0.31)	$ (1.43)
Weighted-average shares used in computing basic and diluted loss per common share	130,447	123,527	57,292

The accompanying notes are an integral part of the financial statements.

MONOGRAM BIOSCIENCES, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Deferred Compensation	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount					
Balance as of December 31, 2003	52,608	$ 53	$126,805	$ 1	$ —	$(106,272)	$ 20,587
Comprehensive loss:							
Net loss	—	—	—	—	—	(81,430)	(81,430)
Changes in unrealized loss on securities available-for-sale	—	—	—	(58)	—	—	(58)
Comprehensive loss							(81,488)
Exercise of warrants	819	1	26	—	—	—	27
Merger with ACLARA	61,887	62	129,489	—	(299)	—	129,252
Conversion of Series A and C Preferred Stock to common stock	233	—	184	—	—	—	184
Amortization of deferred compensation	—	—	—	—	24	—	24
Issuance of common stock	364	—	596	—	—	—	596
Stock-based compensation	—	—	3,512	—	—	—	3,512
Preferred stock dividends	124	—	(21)	—	—	—	(21)
Balance as of December 31, 2004	116,035	116	260,591	(57)	(275)	(187,702)	72,673
Comprehensive loss:							
Net loss	—	—	—	—	—	(37,586)	(37,586)
Changes in unrealized loss on securities available-for-sale	—	—	—	(457)	—	—	(457)
Comprehensive loss							(38,043)
Exercise of warrants	7,740	8	5,756	—	—	—	5,764
Conversion of Series A Preferred Stock to common stock	2,243	2	1,808	—	—	—	1,810
Amortization of deferred compensation, net of forfeitures	—	—	(5)	—	194	—	189
Issuance of common stock	1,483	2	2,309	—	—	—	2,311
Stock-based compensation	—	—	(3,051)	—	—	—	(3,051)
Preferred stock dividends	167	—	118	—	—	—	118
Balance as of December 31, 2005	127,668	128	267,526	(514)	(81)	(225,288)	41,771
Comprehensive loss:							
Net loss	—	—	—	—	—	(38,703)	(38,703)
Changes in unrealized loss on securities available-for-sale	—	—	—	390	—	—	390
Comprehensive loss							(38,313)
Exercise of warrants	460	—	—	—	—	—	—
Reclassification of deferred compensation	—	—	(81)	—	81	—	—
Issuance of common stock	2,983	3	4,068	—	—	—	4,071
Stock-based compensation under SFAS 123R	—	—	6,103	—	—	—	6,103
Convertible promissory note interest payment	196	—	276	—	—	—	276
Balance as of December 31, 2006	131,307	$131	$277,892	$(124)	$ —	$(263,991)	$ 13,908

The accompanying notes are an integral part of the financial statements.

MONOGRAM BIOSCIENCES, INC.

STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2006	2005	2004
OPERATING ACTIVITIES:			
Net loss	$(38,703)	$(37,586)	$(81,430)
Adjustments to reconcile net loss to net cash used in operating activities:			
Contingent value rights revaluation	17,248	27,407	(28,505)
In-process research and development	—	—	100,600
Depreciation and amortization	3,905	3,320	2,703
Stock-based compensation expense under SFAS 123R	6,102	—	—
Stock-based compensation expense (adjustment) under APB 25	—	(2,862)	3,536
Provision for doubtful accounts	357	826	319
Loss on disposal of property and equipment	—	20	178
Change in assets and liabilities:			
Accounts receivable	1,857	(2,638)	(1,180)
Prepaid expenses	(127)	(269)	66
Inventory	209	(111)	393
Other current assets	412	(206)	7
Accounts payable	(480)	(1,313)	(348)
Accrued compensation	(13)	574	405
Accrued liabilities	659	1,772	333
Accrued restructuring costs	(1,337)	(2,541)	175
Deferred revenue	21	(163)	170
Contingent value rights revaluation payment	(14,324)	—	—
Other long-term liabilities	36	24	(49)
Net cash used in operating activities	(24,178)	(13,746)	(2,627)
INVESTING ACTIVITIES:			
Purchases of short-term investments	(15,066)	(34,454)	(8)
Maturities and sales of short-term investments	49,987	49,420	394
Capital expenditures	(1,781)	(3,241)	(749)
Restricted cash	50	300	319
Acquisition of ACLARA, net of cash assumed	—	—	(220)
Transaction costs related to merger	—	(4,689)	—
Other assets	(150)	77	(432)
Net cash provided by (used in) investing activities	33,040	7,413	(696)
FINANCING ACTIVITIES:			
Proceeds from loans payable	6,325	712	548
Proceeds from convertible promissory note	25,000	—	—
Principal payments on loans payable and capital lease obligations	(1,101)	(865)	(714)
Proceeds from issuance of common stock	4,348	8,075	623
Contingent value right payment	(42,787)	—	—
Net cash provided by (used in) financing activities	(8,215)	7,922	457
Net increase (decrease) in cash and cash equivalents	647	1,589	(2,866)
Cash and cash equivalents at the beginning of the period	7,616	6,027	8,893
Cash and cash equivalents at the end of the period	$ 8,263	$ 7,616	$ 6,027
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for interest	$ 129	$ 60	$ 34
SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES			
Convertible promissory note interest payment	$ 276	$ —	$ —
Preferred stock converted into common shares	$ —	$ 1,810	$ 184
Assets acquired under capital leases	$ —	$ 310	$ —
Accrued transaction costs	$ —	$ —	$ 2,116
Stock dividend to preferred stockholders	$ —	$ 118	$ 302

The accompanying notes are an integral part of the financial statements.

MONOGRAM BIOSCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Monogram Biosciences, or the Company, is a life sciences company committed to advancing personalized medicine and improving patient outcomes through the development of innovative molecular diagnostics products that guide and target the most appropriate treatments. Through a comprehensive understanding of genetics, biology and pathology of particular diseases, Monogram Biosciences has pioneered and are developing molecular diagnostics and laboratory services that are designed to:

- enable physicians to better manage infectious diseases and cancers by providing the critical information that helps them prescribe personalized treatments for patients by matching the underlying molecular features of an individual patient's disease to the drug expected to have maximal therapeutic benefit; and
- enable pharmaceutical companies to develop new and improved anti-viral therapeutics and targeted cancer therapeutics more efficiently and cost effectively by providing enhanced patient selection and monitoring capabilities throughout the development process.

Over the last several years, Monogram Biosciences has built a business based on the personalized medicine approach in HIV drug resistance testing. With the Company's merger with ACLARA BioSciences, Inc., ("ACLARA") in December 2004, the Company intends to leverage the experience and infrastructure it has built in the HIV market to the substantially larger market opportunity of cancer utilizing the proprietary *eTag* technology. Monogram Biosciences was incorporated in the state of Delaware in November 1995 and commenced commercial operations in 1999.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, other accrued expenses and short-term obligations approximates fair value based on the highly liquid, short-term nature of these instruments.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Management determines the appropriate classification of its cash equivalents and investment securities at the time of purchase and reevaluates such determination as of each balance sheet date.

Short-Term Investments

Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in comprehensive income (loss). The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are included in other income or expense. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Significant Concentrations

The Company invests its cash, cash equivalents and short-term investments in U.S. government and agency securities, debt instruments of financial institutions and corporations, and money market funds with strong credit ratings. Pursuant to the Company's investment guidelines, the investment portfolio should have an overall weighted-average maturity of less than 12 months with no one individual security having a maturity of greater than 24 months. Management believes that its investment guidelines limit credit risk and maintain liquidity.

The Company has significant customer concentration and the loss of any major customer or the reduced use of its products by a major customer could have a significant negative impact on the Company's revenue. In 2006, 2005 and 2004, approximately 21%, 22% and 31%, respectively of the Company's revenues were derived from tests performed for the beneficiaries of the Medicare and Medicaid programs. Additionally, in 2006, 2005 and 2004, Pfizer Inc. represented approximately 19%, 19% and 7%, Quest Diagnostics Incorporated represented approximately 11%, 11% and 12% and GlaxoSmithKline represented approximately 6%, 10% and 4% of our total revenue, respectively. Gross accounts receivable balances from Medicare and Medicaid represented 27% and 33% of gross accounts receivable balance at December 31, 2006 and 2005, respectively.

The Company purchases various testing materials from single qualified suppliers. Any extended interruption in the supply of these materials could result in the Company's inability to secure sufficient materials to conduct business and meet customer demand.

Inventory

Inventory is stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market. If inventory costs exceed expected market value due to obsolescence or lack of demand, reserves are recorded for the difference between the cost and the market value. These reserves are based on estimates. Inventory consists of the following:

	December 31,	
	2006	2005
	(In thousands)	
Raw materials	$685	$ 698
Work in process	276	472
Total	$961	$1,170

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally five years. Capitalized software includes software and external consulting costs incurred to implement new information systems. Computer hardware and capitalized software are depreciated over three to five years. Leasehold improvements are amortized over the shorter of the estimated useful life of the assets or the lease term.

Accounting for Merger with ACLARA

The Company accounted for the merger with ACLARA, which closed in December 2004, as a business combination which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. Accordingly, for significant items, the Company obtained assistance from independent valuation specialists.

For intangible assets, including purchased in-process research and development (IPR&D), the Company utilized the "income method" to determine fair value of the purchased IPR&D. This method starts with a forecast of anticipated future net cash flows, which are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions include the amount and timing of projected cash flows; expected costs to develop IPR&D into commercially viable products and estimates of cash flows from the projects when completed; the expected useful lives of technologies and products; and the discount rate reflecting the inherent risks in the future cash flows. All of these judgments and estimates can materially impact results of operations.

The excess of the aggregate purchase consideration over the fair value of assets acquired and liabilities assumed has been allocated to goodwill. Future adjustments to these estimates will be recorded in the Company's results of operations.

Contingent Value Rights

As part of the merger with ACLARA BioSciences, Inc. ("ACLARA"), the Company issued Contingent Value Rights ("CVR") to ACLARA stockholders and was obligated to issue CVRs to holders of assumed ACLARA stock options upon future exercise of those options. In June 2006, the amount payable related to the outstanding CVRs was determined at $0.88 per CVR and a cash payment of approximately $57.0 million was made to CVR holders on June 14, 2006. Holders of assumed ACLARA options are entitled to receive a cash payment of $0.88, upon future exercise of those options, for each CVR that would have been issuable to them had the option been exercised prior to the CVR maturity date.

The liability under the CVRs was recorded at the closing of the merger with ACLARA at fair value, estimated using a calculation based on a Black-Scholes valuation of the underlying CVR securities of $0.66 per CVR. Subsequent to the closing of the merger and through June 14, 2006, an active trading market had been established and as a result, this liability was revalued based on the actual closing price of the CVRs on the OTC Bulletin Board at the end of each quarter. In addition, the Company records an additional liability each quarter for additional CVRs related to assumed ACLARA stock options as they vest during each quarter.

Goodwill, Other Intangible Assets and Impairment of Long-Lived Assets

Goodwill represents the excess of the purchase consideration over the fair values of the identifiable assets acquired and liabilities assumed from the Company's merger with ACLARA. Goodwill is not amortized but, in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), the Company tests for impairment of goodwill on an annual basis and at any other time if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable.

Other intangible assets include acquired developed product technology, costs of patents and patent applications related to products and products in development, which are capitalized and amortized on a straight-line basis over their estimated useful lives. Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business or legal factors; an adverse action or assessment by a regulator; unanticipated competition or loss of key personnel.

Revenue Recognition

Product revenue is recognized upon completion of tests made on samples provided by customers and the shipment of test results to those customers. Services are provided to certain patients covered by various third-party payor programs, such as Medicare and Medicaid. Billings for services under third-party payor programs are included in revenue net of allowances for differences between the amounts billed and estimated receipts under such programs. The Company estimates these allowances based on historical payment information and current sales data. If the government and other third-party payors significantly change their reimbursement policies, an adjustment to the allowance may be necessary. Revenue generated from our database of resistance test results is recognized when earned under the terms of the related agreements, generally upon shipment of the requested reports. Contract revenue consists of revenue generated from NIH grants, commercial assay development and other non-product revenue. NIH grant revenue is recorded on a reimbursement basis as grant costs are incurred. The costs associated with contract revenue are included in research and development expenses. For commercial and research collaborations, the Company recognizes non-refundable milestone payments received related to substantive at-risk milestones when performance of the milestone under the terms of the collaboration is achieved and there are no further performance obligations. Research and development fees from commercial collaboration agreements are generally recognized as revenue on a straight-line basis over the life of the collaboration agreement or as the research work is performed. Up front payments received in advance of meeting the revenue recognition criteria described above are deferred.

In accordance with Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," ("EITF 00-21") revenue arrangements entered into after June 15, 2003, that include multiple element arrangements are analyzed to determine whether the deliverables are divided into separate units of accounting or as a single unit of accounting. Revenues are allocated to a delivered product or service when all of the following criteria are met: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of the undelivered item; and (3) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in our control. If all of the three required criteria under EITF 00-21 are met, then the deliverables would be accounted for separately, completed as performed. Otherwise, the arrangement would be accounted for as a single unit of accounting and the payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed. If the Company cannot reasonably estimate when our performance obligation either ceases or becomes inconsequential, then revenue is deferred until the Company can reasonably estimate when the performance obligation ceases or becomes inconsequential.

Accounts Receivable

The process for estimating the collectibility of receivables involves significant assumptions and judgments. Billings for services under third-party payor programs are recorded as revenue net of allowances for differences between amounts billed and the estimated receipts under such programs. Adjustments to the estimated receipts, based on final settlement with the third-party payors, are recorded upon settlement as an adjustment to net revenue. In addition, the Company reviews and estimates the collectibility of receivables based on the period of time such receivables have been outstanding. Historical collection and payor reimbursement experience is an integral part of the estimation process related to the allowance for doubtful accounts. Adjustments to the allowance for doubtful accounts estimate are included in general and administrative expenses. The Company writes off accounts against the allowance for doubtful accounts when they are deemed to be uncollectible.

Research and Development

The Company expenses research and development costs as incurred. Research and development expenses consist primarily of salaries and related personnel costs, materials, supply costs for prototypes, and include costs associated with contract revenue. In addition, research and development expenses include costs related to clinical trials and validation of the Company's testing processes and procedures and related overhead expenses.

Advertising Expenses

The Company expenses the costs of advertising, which include promotional expenses, as incurred. Advertising expenses were $4.7 million, $4.0 million and $2.5 million for the years ended December 31, 2006, 2005 and 2004, respectively, and were recorded as sales and marketing expenses.

Loss Per Common Share

Basic loss per common share is calculated based on the weighted-average number of common shares outstanding during the periods presented. Diluted loss per common share would give effect to the dilutive impact of potential common shares which consists of convertible preferred stock (using the as-if converted method), and stock options and warrants (using the treasury stock method). Potentially dilutive securities have been excluded from the diluted loss per common share computations in all years presented as such securities have an anti-dilutive effect on loss per common share due to the Company's net loss.

The following outstanding options and warrants, prior to the application of the treasury stock method, and convertible preferred stock, on an as-converted basis, were excluded from the computation of diluted loss per common share as these potentially dilutive securities had an anti-dilutive effect:

	December 31,		
	2006	2005	2004
	(In thousands)		
Series A redeemable convertible preferred stock (as-if Converted basis)	—	—	2,243
Convertible promissory note (as if converted basis)	9,243	—	—
Outstanding warrants	819	2,358	12,134
Outstanding stock options	19,211	18,341	12,941

Stock-Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R "Share Based Payment" ("SFAS 123R") under provisions of Staff Accounting Bulletin No. 107 ("SAB 107") using the modified prospective approach and therefore has not restated results for prior periods. Under this approach, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Pursuant to the provisions of SFAS 123R, the Company records stock-based compensation as a charge to earnings net of the estimated impact of forfeited awards. As such, the Company recognized stock-based compensation cost only for those stock-based awards that are estimated to ultimately vest over their requisite service period, based on the vesting provisions of the individual grants. The Company has no awards with market or performance conditions.

On November 10, 2005, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position No. FAS 123R-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The Company has elected to adopt the alternative transition method provided in this FASB Staff Position for calculating the tax effects of share-based compensation pursuant to SFAS 123R. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R. There was no tax benefit realized upon exercise of stock options in 2006.

The Company uses the Black-Scholes option-pricing valuation model to estimate the grant date fair value of its stock-based awards in accordance with SFAS 123R and SAB 107. The determination of fair value for stock-based awards on the date of grant using an option-pricing model requires management to make certain assumptions regarding: (i) the expected volatility in the market price of the Company's common stock over the expected term of the awards; (ii) dividend yield; (iii) risk-free interest rates; and (iv) actual and projected employee exercise behaviors (referred to as the expected term). The expected volatility is based on the historical volatilities of our stock for the expected term in effect on the date of grant with considerations to similar public entities in similar markets. The risk-free interest rate is based on the U.S. Zero Coupon Treasury yield for the expected term in effect on the date of grant. The expected term of options represents the period of time that options granted are expected to be outstanding and is derived from actual historical exercise data with considerations to the contractual and vesting terms. The expected term of employee stock purchase plans is equal to the offering period. In addition, SFAS 123R requires the Company to estimate the expected impact of forfeited awards and recognize stock-based compensation cost only for those awards expected to vest. The cumulative effect on current and prior periods of a change in the estimated forfeiture rate is recognized as compensation expense in the period of the revision. In 2006 forfeitures were estimated to be approximately 2% over the expected term, based on historical experience. If actual forfeiture rates are materially different from estimates or factors change and we employ different assumptions, future stock-based compensation expense could be significantly different from what the Company has recorded in the current period. Management periodically reviews actual forfeiture experience and revises estimates, as considered necessary.

The weighted-average estimated fair value of options granted during 2006 has been estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate from 4.6% to 4.9%; weighted-average expected term of stock options from grant date from 5.8 years to 6.1 years; volatility factor from 76% to 88%; and a dividend yield of zero. The weighted-average per share grant date fair value of stock options granted to employees in 2006 was $1.20. The total fair value of stock options vested in 2006 was $6.7 million.

The fair value of employee stock purchases in 2006 is based on an offering period starting December 1, 2005 which has been estimated using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate from 4.3% to 4.4%; expected term from 0.5 year to 2.0 years; volatility factor from 40% to 52%; and a dividend yield of zero.

Stock-based compensation expenses related to stock options and employee stock purchases recognized under SFAS 123R were as follows:

	Year ended December 31, 2006
	(In thousands)
Cost of product revenue	$ 597
Research & development	1,640
Sales & marketing	1,421
General & administrative	2,380
	$6,038

As of December 31, 2006, the total remaining unrecognized compensation costs related to the non-vested stock options amounted to $7.6 million which is expected to be recognized over the weighted-average remaining requisite service period of 1.22 years. As of December 31, 2006, the total remaining unrecognized compensation costs related to employee stock purchases was $0.2 million which is expected to be recognized over the remainder of the two-year offering period that started December 1, 2005.

Pro Forma Information under SFAS 123 for Periods Prior to fiscal 2006

Prior to the adoption of SFAS 123R, the Company accounted for stock-based awards under the intrinsic method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and made pro forma footnote disclosures as required by Statement of Financial Accounting Standards No. 148, "Accounting For Stock-Based Compensation—Transition and Disclosure," which amended Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation." Under the intrinsic method, no stock-based compensation expense had been recognized in the statements of operations because the exercise price of the stock options granted equaled the fair market value of the underlying stock on the date of grant. Pro forma net loss and pro forma net loss per share disclosed in the footnotes to the financial statements were estimated using the Black-Scholes option-pricing model.

The fair value of options granted in 2005 had been estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate from 3.7% to 4.4%; weighted-average expected term of stock options from grant date of 6.1 years; volatility factor of 88%; and a dividend yield of zero. The weighted-average grant date fair value of stock options granted to employees in 2005 was $1.73. The total fair value of stock options vested in 2005 was $5.6 million.

The fair value of employee stock purchases in 2005 was based on an offering period starting December 1, 2004 which had been estimated using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate from 2.4% to 3.0%; expected term from 0.5 year to 2.0 years; volatility factor from 50% to 78%; and a dividend yield of zero.

The following table provides the Company's pro forma information as if the fair value method had been applied to the stock-based compensation calculation:

	Year Ended December 31,	
	2005	2004
	(In thousands, except per share data)	
Net loss:		
As reported	$(37,586)	$(81,430)
Adjustments:		
Stock-based compensation expense (adjustment) included in reported net loss	(2,914)	3,408
Stock-based compensation expense for employee awards determined under SFAS 123	(3,661)	(3,645)
Pro forma net loss	(44,161)	(81,667)
Preferred stock dividend	(162)	(324)
Pro forma loss applicable to common stockholders	$(44,323)	$(81,991)
Loss per common share:		
As reported	$ (0.31)	$ (1.43)
Pro forma	$ (0.36)	$ (1.43)

The Company accounts for stock option grants to non-employees in accordance with the Emerging Issues Task Force Consensus No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," which requires the options subject to vesting to be periodically re-valued over their service periods, which approximates the vesting period. The impact of these options has not been material.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net loss and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity that are excluded from net income (loss). Specifically, unrealized gains and losses on our available-for-sale securities, which are reported separately in stockholders' equity, are included in accumulated other comprehensive income (loss).

Segment Reporting

The Company currently operates in a single business segment as there is only one measurement of profit (loss) for its operations. As of December 31, 2006, all of our long-lived assets are located in the United States.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"). SFAS No. 155 amends SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and addresses the application of SFAS No. 133 to beneficial interests in securitized financial assets. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. Additionally, SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact of adopting SFAS 155 on its financial statements.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by us in 2007. The Company is currently evaluating the impact of adopting FIN 48 on its financial statements.

In September 2006, the FASB issued statement No. 157, "Fair value Measurements" ("SFAS 157"). This standard establishes the framework for measuring fair value and expands the disclosure requirement for fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157 on its financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 ("SAB 108") that provides guidance on the process of quantifying financial statement misstatements. This bulletin is effective for any interim period of the first fiscal year ending after November 15, 2006. The adoption of SAB 108 did not have a significant effect on its financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159 on its financial statements.

2. SHORT-TERM INVESTMENTS

The amortized cost, gross unrealized gains and losses, and estimated fair value for available-for-sale securities by major security type and class of security are as follows:

	December 31,					
	2006			2005		
	Amortized Cost	Gross Unrealized Holding Loss	Estimated Fair Value	Amortized Cost	Gross Unrealized Holding Loss	Estimated Fair Value
	(In thousands)					
Maturing within two years:						
Bonds of US government and its agencies	$22,991	$(124)	$22,867	$57,912	$(514)	$57,398

As of December 31, 2006 and 2005, the Company had $22.9 million and $32.5 million, respectively, of marketable securities at estimated fair value that were in a continuous unrealized loss position for more than one year, resulting in an unrealized loss of $0.1 million and $0.4 million, respectively.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,	
	2006	2005
	(In thousands)	
Machinery, equipment and furniture	$ 15,500	$ 14,005
Equipment under capital lease	375	375
Leasehold improvements	7,572	7,406
Capitalized software	4,349	4,306
	27,796	26,092
Less accumulated depreciation and amortization	(20,333)	(17,512)
Property and equipment, net	$ 7,463	$ 8,580

Depreciation expense was $2.9 million, $3.3 million and $2.7 million in 2006, 2005 and 2004, respectively. Amortization of assets under capital leases as of December 31, 2006 was $88,000, $88,000 and $13,000 in 2006, 2005 and 2004, respectively. Accumulated amortization of those leased assets was $146,000 and $59,000 at December 31, 2006 and 2005, respectively.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the purchase consideration over the fair values of the identifiable assets acquired and liabilities assumed from the Company's merger with ACLARA, which closed in December 2004. Goodwill was $9.9 million at December 31, 2006. The Company tests for impairment of goodwill on an annual basis and at any other time if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable.

Measurement of fair value is determined using the income approach. The income approach focuses on the income-producing capability of an asset, measuring the current value of the asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, tax deductions, and proceeds from disposition. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation and risks associated with the particular investment. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in net income (loss).

Developed product technology represents products that have reached technological feasibility and relates to ACLARA's reagent kits and gene and protein expression assay services that are provided for research applications. Because the Company is no longer making these kits and services available, these costs were written off and recorded as a research and development expense in December 2005.

Patents, which are included in other assets, represents costs of patents and patent applications related to products and products in development which are capitalized and amortized on a straight-line basis over their estimated useful lives.

Other intangible assets are summarized as follows:

	December 31,					
	2006			2005		
	Cost	Accumulated Amortization	Net of Accumulated Amortization	Cost	Accumulated Amortization	Net of Accumulated Amortization
	(In thousands)					
Patents	$2,264	$(1,383)	$881	$2,095	$(376)	$1,719

Amortization expense of other intangible assets was $1.0 million, $0.2 million and $0.1 million in 2006, 2005 and 2004, respectively. The estimated amortization expense related to other intangible assets is approximately $0.5 million each year from 2007 to 2011.

5. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31,	
	2006	2005
	(In thousands)	
Accrued royalty	$1,411	$1,131
Accrued professional fees	988	1,003
Accrued marketing expenses	577	298
Accrued materials and supplies	384	647
Accrued facilities expenses	238	236
Other	1,122	801
Total accrued liabilities	$4,720	$4,116

6. MERGER WITH ACLARA BIOSCIENCES, INC.

On December 10, 2004, the Company completed its merger with ACLARA BioSciences, Inc., ("ACLARA") a Delaware corporation pursuant to an Agreement and Plan of Merger and Reorganization dated May 28, 2004 as amended on October 18, 2004 (the "Merger Agreement"). Under the terms of the Merger Agreement, each outstanding share of ACLARA common stock was exchanged for 1.7 shares of the Company's common stock and 1.7 Contingent Value Rights ("CVR"). The Company issued 61.9 million shares of common stock valued at $1.94 per share. The fair value of the Company's common stock utilized in determining the purchase price was derived using the Company's average stock price for the period two days before through two days after the terms of the acquisition were agreed to and announced on October 19, 2004. The CVRs are governed by a Contingent Value Rights Agreement. The transaction has been accounted for as a business combination and accordingly the assets acquired and liabilities assumed have been recorded at their respective fair values. The Company engaged independent valuation specialists to assist in determining the fair values of the assets acquired and liabilities assumed. Such a valuation requires management to make significant estimates and assumptions, particularly with regard to the valuation of intangible assets.

The aggregate purchase consideration comprises (in thousands):

Fair value of common stock issued	$120,308
Fair value of CVRs related to ACLARA common stock outstanding and vested stock options	43,774
Fair value of ACLARA stock options assumed	9,243
Direct transaction costs	4,635
	$177,960

The purchase consideration was allocated based on the fair value of the assets acquired, as follows (in thousands):

Tangible assets acquired:		
Cash and cash equivalents	$ 2,118	
Short-term investments	72,728	
Accounts receivable, inventory and other current assets	827	
Property and equipment	2,054	
Other long-term assets	100	
Restructuring accrual	(5,699)	
Other current liabilities	(4,883)	
Other long-term liabilities	(311)	
		$ 66,934
Deferred compensation related to unvested ACLARA options assumed		299
Intangible assets acquired:		
Developed product technology	200	
In-process research and development	100,600	
Goodwill	9,927	110,727
		$177,960

In connection with the Company's merger with ACLARA, the Company has taken actions to integrate and restructure the former ACLARA operations. The Company relocated the ACLARA personnel and operations from the facility in Mountain View, California to its South San Francisco, California facilities in the second quarter of 2005. A restructuring accrual was established for the costs of vacating and subleasing the Mountain View facility including an estimate of the excess of our lease costs over our anticipated sublease income and for the anticipated severance costs for ACLARA employees whose employment was terminated as a result of the merger. See "Restructuring" Note 11 below for further discussion.

7. CONTINGENT VALUE RIGHTS

As part of the merger with ACLARA BioSciences, Inc. ("ACLARA"), the Company issued Contingent Value Rights ("CVR") to ACLARA stockholders and was obligated to issue CVRs to holders of assumed ACLARA stock options upon future exercise of those options. In June 2006, the amount payable related to the outstanding CVRs was determined at $0.88 per CVR and a cash payment of approximately $57.0 million was made to CVR holders on June 14, 2006. Holders of assumed ACLARA options are entitled to receive a cash payment of $0.88, upon future exercise of those options, for each CVR that would have been issuable to them had the option been exercised prior to the CVR maturity date. At December 31, 2006, assumed ACLARA options to purchase 3.3 million shares of the Company's common stock were outstanding, of which 3.1 million shares were vested. The aggregate potential liability related to all these options at December 31, 2006 was $2.9 million. Of this, $2.7 million is reflected on the balance sheet in current liabilities at December 31, 2006 in respect of options vested and the remainder will be recognized as the options vest in the future. Upon exercise of these vested options, the Company will receive aggregate exercise proceeds of $6.6 million, offsetting the potential CVR payments of $2.7 million.

The liability under the CVRs was recorded at the closing of the merger with ACLARA at fair value, estimated using a calculation based on a Black-Scholes valuation of the underlying CVR securities of $0.66 per CVR. Subsequent to the closing of the merger, an active trading market had been established and as a result, this liability was revalued based on the actual closing price of the CVRs on the OTC Bulletin Board at the end of each quarter. In addition, the Company records an additional liability each quarter for additional CVRs related to assumed ACLARA stock options as they vest during each quarter. The Company recorded $0.8 million and $1.1 million for additional CVRs related to the stock options assumed that vested during the year ended December 31, 2006 and 2005, respectively.

8. COMMITMENTS AND CONTINGENCIES

At December 31, 2006, the Company leased a building with 41,000 square feet in South San Francisco, California. The lease expires in April 2010 and provides the Company with an option to extend the term for an additional ten years. In addition, at December 31, 2006, the Company subleased approximately 27,000 square feet in South San Francisco, California. This sublease expires in December 2007.

As a result of the merger with ACLARA, at December 31, 2004, the Company assumed the lease for a facility of approximately 44,200 square feet of office and laboratory space in Mountain View, California. The Company also assumed a loan agreement for leasehold improvements at an interest rate of 8.5% per annum. The loan matures on July 1, 2009 and the amount outstanding at December 31, 2006 was $0.2 million, included in current liabilities. On February 7, 2007, the Company entered into a lease termination agreement with the landlord to terminate the lease prior to its scheduled expiry. See Note 14 "Subsequent Events" to the financial statements for further discussion.

In August 2006, the Company entered into a loan agreement of $0.8 million to finance its insurance premiums at an interest rate of 7.84% per annum. The loan was paid in full in January 2007 and the amount outstanding at December 31, 2006 was $0.4 million included in current liabilities.

In March 2004, the Company terminated a lease for laboratory and office space of approximately 25,000 square feet in South San Francisco, California. Under the terms of the lease termination agreement, a charge of $0.4 million was recorded and paid primarily related to the termination payment and the write-off of the net carrying value of the related leasehold improvements.

In June 2002, the Company assigned a lease of excess laboratory and office space and sold the related leasehold improvements and equipment to a third party. In the event of default by the assignee, the Company would be contractually obligated for payments under the lease of: $0.7 million in 2007; $1.5 million in 2008; $1.6 million in 2009; $1.6 million in 2010 and $0.7 million in 2011.

As of December 31, 2006 and 2005, the Company had amounts outstanding under equipment financing arrangements, which bear interest at weighted-average fixed rate of approximately 7.9% for 2006 and 2005, and are due in monthly installments through September 2008. The carrying amount of the equipment approximates the corresponding loan balance.

As of December 31, 2006, future minimum payments, excluding the lease assignment guarantee described above, are as follows:

	Purchase Obligations	Operating Leases	Loans Payable	Convertible Promissory Note	Convertible Promissory Note Interest Payment	Equipment Financing Arrangements
				(In thousands)		
Year ending December 31:						
2007	$275	$2,801	$ 6,244	$ —	$ 750	$ 132
2008	—	1,624	—	—	750	95
2009	—	1,353	—	—	750	—
2010	—	355	—	25,000	473	—
Total minimum lease and principal payments	$275	$6,133	6,244	25,000	2,723	227
Amount representing interest			(9)	—	—	(15)
Present value of future payments			6,235	25,000	2,723	212
Current portion of loans and leases			(6,235)	—	—	(120)
Long-term portion			$ —	$25,000	$2,723	$ 92

Rental expense, was approximately $2.3 million, $2.7 million and $2.0 million in 2006, 2005 and 2004, respectively.

In connection with the merger with ACLARA, the Company issued CVRs to ACLARA stockholders and is obligated to issue CVRs to holders of assumed ACLARA stock options upon future exercise of those options. See "Contingent Value Rights," Note 7 above for further discussion.

Contingencies

The Company has been informed by Bayer Diagnostics, or Bayer, that it believes the Company requires one or more licenses to patents controlled by Bayer in order to conduct certain of the Company's current and planned operations and activities. The Company, in turn, believes that Bayer may require one or more licenses to patents controlled by the Company. Although the Company believes it does not need a license from Bayer for its HIV products, the Company has had discussions with Bayer concerning the possibility of entering into a cross-licensing or other arrangement, and believes that if necessary, licenses from Bayer would be available to the Company on commercial terms.

ACLARA, with which the Company merged, and certain of its former officers and directors, referred to together as the ACLARA defendants, are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which was filed on November 13, 2001 and is now captioned ACLARA BioSciences, Inc. Initial Public Offering Securities Litigation, also names several of the underwriters involved in ACLARA's initial public offering, or IPO, as defendants. This class action is brought on behalf of a purported class of purchasers of ACLARA common stock from the time of ACLARA's March 20, 2000 IPO through December 6, 2000. The central allegation in this action is that the underwriters in the ACLARA IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased ACLARA stock in the IPO and the after-market. The complaint also alleges that the ACLARA defendants violated the federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers who went public between 1998 and 2000 have been named in similar lawsuits. In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers (including ACLARA defendants) was filed by the entire group of issuer defendants in these similar actions. On February 19, 2003, the Court in this action issued its decision on the defendants' omnibus motion to dismiss. This decision dismissed the Section 10(b) claim as to ACLARA but denied the motion to dismiss Section 11 claim as to ACLARA and virtually all of the other defendants. On June 26, 2003, the plaintiffs in the consolidated class action lawsuits announced a proposed settlement with ACLARA and the other issuer defendants. The proposed settlement, which was approved by ACLARA's board of directors, provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1 billion, the insurers for the settling issuers will make up the difference. Under the proposed settlement, the maximum amount that could be charged to ACLARA's insurance policy in the event that the plaintiffs recovered nothing from the investment banks would be approximately $3.9 million. The Company believes that ACLARA had sufficient insurance coverage to cover the maximum amount that the Company may be responsible for under the proposed settlement. On August 31, 2005, the Court granted unconditional preliminary approval of the proposed settlement. On April 24, 2006, the Federal District Court held a fairness hearing to determine whether the proposed settlement should be approved. The Court has not yet decided whether to approve the settlement. On December 5, 2006, the United States Court of Appeals for the 2nd Circuit issued a decision in *In re: Initial Public Offering Securities Litigation* (Docket No. 05-3349-cv), reversing the Federal District Court's finding that six focus cases involved in this litigation could be certified as class actions. It is not yet clear what impact, if any, the decision may have on the proposed settlement agreement. Plaintiffs have filed a petition for rehearing and/or for en banc review of the Second Circuit's decision, and the Federal District Court has indicated it will not make any decision regarding the proposed settlement agreement until the Second Circuit decides whether it will consider a rehearing. On January 24, 2007, the Second Circuit ordered Underwriters to file a response on certain issues to Plaintiffs' request for a rehearing. Due to the inherent uncertainties of litigation and assignment of claims against the underwriters, and because the settlement has not yet been finally approved by the Federal District Court, the ultimate outcome of the matter cannot be predicted. If a final settlement is not reached or is not approved by the Court, the Company believes that it has meritorious defenses and intends to vigorously defend against the suit. As a result of this belief, no liability for this suit has been recorded in the accompanying financial statements. However, the Company could be forced to incur significant expenses in the litigation, and in the event there is an adverse outcome, its business could be harmed.

License Agreements

Historically, the Company has licensed technology from Roche that the Company uses in its PhenoSense and GeneSeq tests. The Company held a non-exclusive license for the life of the patent term of the last licensed Roche patent. The Company was notified by Roche that the license had terminated in March 2005 because the last licensed patent had expired. However, Roche advised the Company that additional licenses may be necessary for certain other patents and has offered a license to these patents. The Company is in the process of reviewing whether additional licenses are necessary or useful for its operations. The Company believes such licenses are available on commercially acceptable terms.

9. CAPITAL STOCK

Authorized Common Stock

In 2004, Monogram Biosciences' stockholders approved an increase to the number of authorized shares of the Company's common stock from 100,000,000 shares to 200,000,000 shares.

Merger with ACLARA

Upon the Company's merger with ACLARA, all outstanding shares of ACLARA common stock were exchanged, or became exchangeable, for approximately 61.9 million shares of the Company's common stock. See "Merger with ACLARA BioSciences, Inc." Note 6 above for further details.

Preferred Stock

Series A Redeemable Convertible Preferred Stock

In 2001, the Company issued and sold, in a private placement, an aggregate of 1,625 shares of the Company's Series A Redeemable Convertible Preferred Stock ("Series A Preferred Stock") and warrants to purchase an aggregate of 3.2 million shares of common stock, for an aggregate purchase price of $16.25 million. The Series A Preferred Stock bore an initial 6% annual dividend rate which increased to 8% on the fourth such payment, which was made in 2003, and increased by 2 percentage points every six months thereafter up to a maximum annual rate of 14%. This dividend was paid as a stock dividend semi-annually. In June 2005, the holders of all 249 shares of the Series A Convertible Preferred Stock then outstanding elected to convert their shares of Series A Preferred Stock into 2.3 million shares of the Company's common stock.

Warrants

In connection with the loan agreement signed in January 1998, Monogram Biosciences issued the lender a warrant to purchase an aggregate of 34,833 shares of common stock at a price of $8.00 per share. The warrant expires in January 2008. The value of the warrant was deemed to be insignificant and, therefore, no value was recorded. There are 34,833 warrants outstanding as of December 31, 2006.

In connection with loan agreements signed in 2000, Monogram Biosciences issued the lender warrants to purchase an aggregate of 26,792 shares of Monogram Biosciences' common stock for $4.24 per share. The warrant expires in February 2010 and was valued at $318,000 using the Black-Scholes option valuation model. There are 26,792 warrants outstanding as of December 31, 2006.

In connection with a service agreement signed in 2002, Monogram Biosciences issued warrants to purchase an aggregate of 100,000 shares of Monogram Biosciences' common stock for $2.28 per share. The warrant expires in March 2007 and was valued at $117,000 using the Black-Scholes option valuation model. There are 100,000 warrants outstanding as of December 31, 2006.

In connection with the November 2002 sale of Series C Preferred Stock, Monogram Biosciences issued warrants to purchase 4.8 million shares of common stock at a price of $1.11 per share. The warrant expires in November 2007 and was valued at $2.5 million using the Black-Scholes option valuation model. The fair value of the warrants is included in additional paid-in capital. There are approximately 0.7 million warrants outstanding as of December 31, 2006.

During 2006, the Company issued 0.5 million shares of common stock upon net warrant exercises. As of December 31, 2006, outstanding warrants are exercisable for approximately 0.8 million shares of common stock.

Stock Option Plan

In December 2004, Monogram Biosciences' stockholders approved the 2004 Equity Incentive Plan with 12.5 million shares reserved for future issuance. In addition, Monogram Biosciences has the 2000 Equity Incentive Plan, which had been previously adopted in 1996 and was amended and renamed in February 2000. In December 2004, the Company assumed the following ACLARA plans upon the merger with ACLARA: (i) the 1995 Stock Plan, (ii) the Amended and Restated 1997 Stock Plan, and (iii) a non-qualified option agreement. The Company will not make any future grants under the assumed ACLARA plans. Together these plans are referred to as ("the "Plans"). The Plans provide for the granting of options to purchase common stock and other stock awards to employees, officers, directors and consultants of Monogram Biosciences. Monogram Biosciences generally grants shares of common stock for issuance under the Plans at no less than the fair value of the stock on the grant date; however, management is permitted to grant non-statutory stock options at a price not lower than 85% of the fair value of common stock on the date of grant. Options granted under the Plans generally vest over four years at a rate of 25% one year from the grant date and ratably monthly thereafter.

A summary of activity under the Plans is as follows:

		Outstanding Stock Options	
	Shares Available	Number of Shares	Weighted Average Price Per Share
Balances at December 31, 2003	1,524,304	4,664,389	$2.45
Additional shares authorized	12,500,000	—	—
ACLARA options assumed	—	7,053,500	2.26
Options granted	(1,534,050)	1,534,050	2.94
Options exercised	—	(68,732)	2.01
Options expired	(129,826)	—	—
Options forfeited	242,422	(242,422)	4.20
Balances at December 31, 2004	12,602,850	12,940,785	2.44
Options granted	(7,031,750)	7,031,750	2.31
Options exercised	—	(823,807)	1.43
Options forfeited	807,760	(807,760)	2.82
Balances at December 31, 2005	6,378,860	18,340,968	2.42
Options granted	(4,095,990)	4,095,990	1.68
Options exercised	—	(2,444,776)	1.33
Options forfeited	781,122	(781,122)	2.79
Balances at December 31, 2006	3,063,992	19,211,060	2.39

The following table summarizes information about the stock options outstanding under the Plans at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.24 — $ 1.16	140,188	4.18	$ 0.83	140,062	$ 0.83
$1.22 — $ 1.27	1,504,227	6.23	1.25	1,413,986	1.25
$1.29 — $ 1.51	898,239	6.52	1.47	732,673	1.47
$1.53 — $ 2.27	4,709,341	7.18	1.72	864,019	1.94
$2.28	5,709,942	6.16	2.28	2,506,807	2.28
$2.30 — $ 2.40	461,704	6.40	2.37	381,910	2.38
$2.41 — $ 2.57	1,178,157	5.82	2.52	907,825	2.54
$2.58 — $ 2.98	1,388,943	3.14	2.69	1,197,141	2.70
$3.00 — $ 3.10	1,179,862	7.19	3.00	837,417	3.00
$3.13 — $ 3.14	784,000	2.69	3.14	784,000	3.14
$3.18 — $ 5.40	573,092	3.94	3.80	565,301	3.81
$5.74 — $ 8.00	490,515	4.01	6.34	490,515	6.34
$8.56 — $22.13	192,850	3.82	12.05	192,850	12.05
	19,211,060			11,014,506	

The weighted-average remaining contractual term of the exercisable stock options at December 31, 2006 is 5.4 years. As of December 31, 2006, the aggregate intrinsic value of outstanding stock options was $1.7 million and the aggregate intrinsic value of exercisable stock options was $1.1 million.

The intrinsic value of options exercised was $1.3 million and $0.9 million in 2006 and 2005, respectively. The Company received $3.3 million and $1.2 million from the exercise of stock options in 2006 and 2005, respectively. The Company issues new shares upon the exercise of stock options. There was no tax benefit realized upon exercise of stock options in 2006 and 2005.

Employee Stock Purchase Plan

In February 2000, the board of directors adopted the 2000 Employee Stock Purchase Plan (the "Stock Plan"). The Stock Plan permits eligible employees to acquire shares of Monogram Biosciences' common stock through payroll deductions of up to 15% of their eligible earnings. All full-time employees of Monogram Biosciences, except 5% stockholders, are eligible to participate in the Stock Plan. The purchase price of the shares is the lesser of 85% of the fair value of the shares at the offering date or purchase date, as defined by the Stock Plan. In December 2004, the Company's stockholders approved the reservation of an additional 1.0 million shares to be reserved for issuance under the Stock Plan and an annual automatic share increase provision to the Stock Plan. The amount of the automatic increase may be reduced to a lesser amount, as determined by the board of directors. During 2006, the Company added 1.0 million shares to the Stock Plan under this provision. Of the 3.0 million shares of common stock reserved for issuance under the Stock Plan, 2.0 million shares were issued as of December 31, 2006.

401(k) Plan

Monogram Biosciences' 401(k) Plan covers substantially all employees. Employees may contribute up to 15% of their eligible compensation, subject to certain Internal Revenue Service restrictions. Monogram Biosciences matches employee contributions in the form of Monogram Biosciences common shares. In 2000, the 401(k) Plan was amended to increase the matching percentage to 25% of the employee contribution. The match is effective December 31 of each year and is fully vested when made. Monogram Biosciences recorded 401(k) matching expense of $0.5 million, $0.4 million and $0.2 million in 2006, 2005 and 2004, respectively. As of December 31, 2006, Monogram Biosciences had issued approximately 0.6 million shares under the matching provisions of the 401(k) Plan and 0.3 million shares were due by the Company to the 401(k) plan in respect of the 2006 matching contributions.

Reserved Shares

At December 31, 2006, Monogram Biosciences had reserved shares of common stock for future issuance as follows:

	Shares Reserved
	(In thousands)
Convertible promissory note (as if converted basis)	11,026
Stock options	19,211
Warrants	819
Employee Stock Purchase Plan	1,911
	21,941

10. INCOME TAXES

At December 31, 2006, Monogram Biosciences had federal and state net operating loss carryforwards of approximately $280.8 million and $112.0 million, respectively. At December 31, 2006, Monogram Biosciences also had federal and state research and development credits of approximately $5.8 million and $5.8 million, respectively. The federal net operating loss and credit carryforwards will expire at various dates between the years 2010 and 2026, if not utilized. The federal and state operating loss carryforwards include deductions for stock options. The state of California net operating loss carryforwards will expire at various dates between the years 2012 and 2016, if not utilized. The California research and development credits can be carried forward indefinitely.

Utilization of the federal and state net operating loss and credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization. When utilized to reduce income tax payables, the portion related to stock options deductions will be accounted for as a credit to shareholders' equity.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes and the amount used for income tax purposes. Significant components of Monogram Biosciences' deferred tax assets for federal and state income taxes are as follows:

	December 31,	
	2006	2005
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 47,500	$ 42,100
Research and other credits	4,200	3,000
Capitalized research and development	2,500	2,200
Other	3,800	4,500
Deferred tax assets as a result of merger with ACLARA:		
Acquired net operating loss carryforwards	54,500	54,700
Acquired research and other credits	5,800	5,800
Capitalized research and development	1,900	2,300
Other	1,800	2,400
Total deferred tax assets	122,000	117,000
Valuation allowance	(122,000)	(117,000)
Net deferred taxes	$ —	$ —

Due to Monogram Biosciences' lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $5.0 million, $3.9 million and $1.5 million in 2006, 2005 and 2004.

A reconciliation of the statutory tax rates and the effective tax rates for the periods ended:

	December 31,		
	2006	2005	2004
Tax at federal statutory rate	(34.00)%	(34.00)%	(34.00)%
State, net of federal benefit	(5.83)	(5.83)	(5.83)
Research & development credits	(2.47)	(2.76)	(0.23)
Valuation allowance	13.09	10.37	1.81
Stock-based compensation	6.24	(3.36)	1.43
CVR revaluation	17.75	29.05	(11.91)
Others	5.22	6.53	0.35
In-process research and development	—	—	42.00
Purchase accounting adjustments	—	—	6.38
Provision for taxes	— %	— %	— %

11. RESTRUCTURING

In connection with the Company's merger with ACLARA, the Company has taken actions to integrate and restructure the former ACLARA operations. The Company relocated the ACLARA personnel and operations from the facility in Mountain View, California to its South San Francisco, California facilities in the second quarter of 2005. A restructuring accrual was established for the costs of vacating and subleasing the Mountain View facility including an estimate of the excess of our lease costs over our anticipated sublease income and for the anticipated severance costs for ACLARA employees whose employment was terminated as a result of the merger. The accrual established at the closing of the merger related to the Mountain View facility was $3.0 million. In addition, a restructuring accrual of $1.1 million was established for the anticipated severance costs for ACLARA employees whose employment was terminated as a result of the merger. Additional restructuring accruals, due to delays in vacating and subleasing the Mountain View facility, were recorded in the amounts of $1.6 million and $0.3 million in 2005 and 2006, respectively. In February 2007, the Company executed a termination agreement with respect to the lease in exchange for a reduced but fixed payment commitment over the remainder of the previous lease term. The initial charge of $1.6 million to the estimates of completing the approved restructuring plans was recorded in goodwill and subsequent adjustments to these estimates have been recorded in the Company's results of operations.

The following table sets forth an analysis of the components of the restructuring charges (in thousands):

	Abandonment of Facilities	Severance	Total
		(In thousands)	
Liabilities assumed in merger with ACLARA	$ 3,000	$ 1,054	$ 4,054
Amounts paid in cash	(24)	—	(24)
Balance at December 31, 2004	2,976	1,054	4,030
Amounts paid in cash	(1,288)	(1,054)	(2,342)
Change in estimate for restructuring costs related to Mountain View facility	1,645	—	1,645
Balance at December 31, 2005	3,333	—	3,333
Amounts paid in cash	(1,656)	—	(1,656)
Change in estimate for restructuring costs related to Mountain View facility	319	—	319
Balance at December 31, 2006	$ 1,996	$ —	$ 1,996
Current portion	$ 1,128	$ —	$ 1,128
Non-current portion	$ 868	$ —	$ 868

Other Severance Costs

On September 28, 2005, the Company entered into a separation and release agreement with a former executive and recorded a severance charge of $0.4 million in the statement of operations for the year ended December 31, 2005 all of which has been paid as of December 31, 2006.

12. COLLABORATION AND NOTE PURCHASE AGREEMENT

On May 5, 2006, the Company entered into a Collaboration Agreement with Pfizer, Inc. ("Pfizer") regarding the Company's Trofile Co-Receptor Tropism Assay (the "Collaboration Agreement"). The Collaboration Agreement has an initial term that expires on December 31, 2009, and is renewable by Pfizer for five successive one-year terms.

Under the agreement, the Company and Pfizer will collaborate to make the Company's Trofile Co-Receptor Tropism Assay available globally. The Company will be responsible for making the assay available in the U.S.

and performing the assay in accordance with agreed upon performance standards. The Company will also be obligated to undertake certain efforts to plan for, establish and maintain an infrastructure to support the commercial availability of the assay outside the U.S. in countries designated by Pfizer, and it will be obligated to perform the assay with respect to patient blood samples originating outside of the U.S. in accordance with agreed upon performance standards. Pfizer will be responsible for sales, marketing and regulatory matters related to the assay outside of the U.S. Pfizer will reimburse the Company for costs incurred in establishing and maintaining the necessary logistics infrastructure to make the assay available outside of the U.S., and Pfizer will pay the Company for each assay that the Company performs with respect to patient blood samples originating outside of the U.S.

Subject to certain limitations, Pfizer will be entitled to establish its own facility to perform the assay in support of its human clinical trials, and to perform the assay in respect of patient blood samples following certain uncured material breaches of the Collaboration Agreement (including the performance standards) by the Company. For such purposes, the Company has granted Pfizer a license to use certain intellectual property rights and proprietary materials related to the Company's Trofile Co-Receptor Tropism Assay. The Company will be obligated in such a case to assist Pfizer in establishing and operating such facility, for which Pfizer will reimburse for costs the Company incurs in providing such assistance. To secure the Company's obligations under the license described above, the Company has granted Pfizer a security interest in certain of its intellectual property rights and proprietary materials related to the Company's Trofile Co-Receptor Tropism Assay. Pfizer and the Company have also extended the co-receptor portion of their existing services agreement for support of potential additional Pfizer clinical trials through December 31, 2009.

In accordance with Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," ("EITF 00-21") revenue arrangements entered into after June 15, 2003, that include multiple element arrangements are analyzed to determine whether the deliverables are divided into separate units of accounting or as a single unit of accounting. Revenues are allocated to a delivered product or service when all of the following criteria are met: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of the undelivered item; and (3) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in our control. If all of the three required criteria under EITF 00-21 are met, then the deliverables would be accounted for separately, completed as performed. Otherwise, the arrangement would be accounted for as a single unit of accounting and the payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed. If the Company cannot reasonably estimate when its performance obligation either ceases or becomes inconsequential, then revenue is deferred until the Company can reasonably estimate when the performance obligation ceases or becomes inconsequential.

The Pfizer collaboration is a multiple element arrangement, including supply of the Trofile Assay in additional clinical studies (including expanded access programs in both the U.S. and outside the U.S.), supply of the Trofile Assay for clinical use outside of the U.S., reimbursement of costs for the establishment and operation of supply infrastructure outside of the U.S. and potential assistance to Pfizer in the establishment and operation of a second facility for processing of tropism assays. Under the guidelines of EITF 00-21, the Company has determined that the collaboration with Pfizer should be accounted for as a single unit of accounting due to the absence of established fair values of certain undelivered elements. Accordingly, the Company has deferred revenue under this collaboration until the earlier of establishment of fair values or completion of the deliverables. Additionally, related direct costs that are contractually reimbursable on a non-refundable basis under this collaboration have been deferred.

On May 5, 2006 the Company also entered into a Note Purchase Agreement with Pfizer, which was amended in January 2007, pursuant to which it sold to Pfizer a 3% Senior Secured Convertible Note in the principal amount of $25 million (the "Note"). For further discussion, see "Subsequent Events" Note 14 below. The closing of the sale and issuance of the Note occurred on May 19, 2006. The Note will mature four years from its date of issuance. The Company will pay interest quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on June 30, 2006. Subject to certain limitations, the Company will be entitled to make such interest payments using shares of its common stock instead of cash.

The Note is convertible into shares of the Company's common stock at the election of its holder at a per share conversion price of $2.7048. Following the effectiveness of the registration statement covering the estimated number of common shares underlying the Note, which occurred June 23, 2006, the Note will automatically convert into shares of the Company's common stock should the closing price of the Company's common stock be greater than 150% of the conversion price, or $4.06 per share, for twenty out of the thirty consecutive trading days. The conversion price will adjust automatically upon certain changes to the Company's capitalization. The Company will be required, under the terms of the Note, to repurchase the outstanding amount of the Note at the election of the holder upon certain change of control events described in the Note, or if its common stock is no longer listed or quoted on the Nasdaq National Market or an established automated over-the-counter trading market (including, if applicable, the OTC Bulletin Board). The Note is secured by a first priority security interest in favor of Pfizer in certain of the Company's assets related to its HIV testing business.

Under the terms of the Note, the Company is prohibited from incurring certain types of indebtedness, from permitting certain liens on its assets, from entering into transactions with affiliates and from entering into certain capital transactions such as dividends, stock repurchases, capital distributions or other similar transactions. It is also subject to certain other covenants as set forth in the Note, including limitations on its ability to enter into new lines of business after issuance of the Note. An event of default under the Note will occur if the Company: is delinquent in making payments of principal or interest; fails, following notice, to cure a breach of a covenant under the Note, the related security agreement or the Note Purchase Agreement; a representation or warranty under the Note, the related security agreement or the Note Purchase Agreement is materially inaccurate; an acceleration event occurs under certain types of its other secured indebtedness outstanding from time to time; certain bankruptcy proceedings are commenced or orders granted or an event of default occurs or is continuing under the 0% convertible senior unsecured notes issued in January 2007. If an event of default occurs, the indebtedness under the Note could be accelerated, such that it becomes immediately due and payable. The Company is in compliance with all covenants under the Note.

13. CREDIT AND SECURITY AGREEMENT

On September 29, 2006, the Company entered into a Credit and Security Agreement with Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc. ("Merrill"). The Credit and Security Agreement (the "Agreement) provides the Company with a revolving credit line, with borrowings against eligible accounts receivable up to a maximum of $10 million. Merrill has been granted a security interest over certain of the Company's assets, including its accounts receivable, intellectual property used or held for use in connection with its oncology testing business and inventory. The Agreement has a term expiring in March 2010. As of December 31, 2006, approximately $5.6 million was outstanding under the revolving credit line.

Amounts borrowed under the Agreement will bear interest at a rate per annum equal to a published LIBOR rate plus 4.75%. As of December 31, 2006, the 1-month LIBOR rate was 5.35%. Amounts borrowed under the revolving credit line are repaid as the Company receives payment on its outstanding accounts receivable. The

Agreement also provides for the payment by the Company of an unused line fee, a collateral fee, a commitment fee and, in certain circumstances, a deferred commitment fee.

Under the terms of the Agreement, the Company is prohibited from incurring certain types of indebtedness and certain liens on its assets. It is also subject to certain other affirmative and negative covenants as set forth in the Agreement. An event of default under the note will occur if, among other things, the Company: is delinquent in making payments of principal, interest or fees on the revolving credit line; fails, following notice, to cure a breach of a covenant under the Agreement; a representation or warranty under the Agreement is materially inaccurate; certain liquidation or bankruptcy proceedings are commenced or certain orders are granted against Monogram; the security interests granted by the Company in favor or Merrill, fail, in certain circumstances, to constitute valid security interests; or an acceleration event occurs under certain types of the Company's other secured indebtedness outstanding from time to time. If an event of default occurs, the indebtedness to Merrill under the Agreement could be accelerated, such that it becomes immediately due and payable. The Company is in compliance with all covenants under the Agreement.

14. SUBSEQUENT EVENTS

0% Convertible Senior Unsecured Notes

In January 2007, the Company entered into a Securities Purchase Agreement to sell $30 million principal amount of a 0% Convertible Senior Unsecured Note (the "0% Notes") to a single qualified institutional buyer. The aggregate purchase price for the 0% Notes was approximately $22.5 million. Although due in 2026, the 0% Notes may be called by the investor at December 31, 2011, December 31, 2016 or December 31, 2021, at a price equal to 100% of the accreted value.

The 0% Notes will not bear interest and will be convertible, at the option of the holder of such 0% Notes, into shares of the Company's common stock at an initial conversion price of $2.52 per share, which is equivalent to an initial conversion rate of approximately 396.8254 shares per $1,000 principal amount of 0% Notes. The conversion price will adjust automatically upon certain changes to the Company's capitalization.

Pursuant to a Registration Rights Agreement dated as of January 11, 2007 by and between the Company and the qualified institutional buyer, the Company intends to file a shelf registration statement with respect to the resale of the 0% Notes and the common stock issuable upon conversion thereof. The Company intends to file this registration statement within sixty days of the closing of the transaction and to cause such registration statement to become effective within 120 days of the closing of the transaction unless the SEC reviews the registration statement and provides comments thereon or requires the Company to make modifications thereto, in which case the Company must cause such registration to become effective within 180 days of the closing. In the event the Company fails to comply with its obligations under the Registration Rights Agreement, it will be obligated to make additional payments to the holders of the 0% Notes.

After this registration statement is effective, the Company will have the option to cause all or any portion of the 0% Notes to automatically convert at such time as the closing price of the Company's common stock is greater than $3.15 for twenty out of thirty consecutive trading days and certain other limitations. Upon any such automatic conversion, the Company initially will pay the holders a premium make-whole amount equal to $84.7526 per $1,000 principal amount of 0% Notes so converted, such premium make-whole being reduced over the initial 3 year period following the closing. The premium make-whole amount may be paid in shares of common stock upon any such automatic conversion, provided that certain additional conditions are satisfied.

The 0% Notes are subordinated to all of the Company's present senior debt, including the $25 million 3% Senior Secured Convertible Note due May 19, 2010 issued to Pfizer in May 2006, as amended as described below, and the Company's line of credit with Merrill Lynch.

Beginning on December 31, 2009, the Company may redeem the 0% Notes in whole or in part at any time at a redemption price equal to the accreted value of the principal amount of the 0% Notes to be redeemed, plus liquidated damages, if any, and certain other amounts, provided that certain conditions are required to be satisfied and the market price of the Company's common stock exceeds the conversion price of the 0% Notes leading up to and at the time of redemption.

The Company will be required, under the terms of the 0% Notes, to repurchase the outstanding accreted value of the 0% Notes at the election of the holder upon certain change of control events described in the 0% Notes, or if the Company's common stock is no longer listed on a United States national securities exchange, quoted on The NASDAQ Capital Market, or approved for trading and/or eligible for quotation on an established automated over-the-counter trading market in the United States, including the OTC Bulletin Board but excluding the "pink sheets" or any similar quotation system. In addition, under such circumstances the Company also would be obligated to pay the premium make-whole amount described above and certain other amounts.

An event of default under the 0% Notes will occur if the Company: is delinquent in making certain payments due under the 0% Notes; fails to deliver shares upon conversion of the 0% Notes; fails to deliver certain required notices under the 0% Notes; fails, following notice, to cure a breach of a covenant under the 0% Notes, the Securities Purchase Agreement, the Registration Rights Agreement, the Subordination Agreement with Pfizer Inc. described below, or the Indenture described below (together, the "Transaction Documents"); certain events of default occur with respect to other indebtedness; certain bankruptcy proceedings are commenced or orders granted; a representation or warranty made under the Transaction Documents is materially inaccurate and continues uncured following notice; the Company fails to file certain periodic reports with the Securities and Exchange Commission (subject to certain grace periods); or the Company incurs certain types of indebtedness prohibited under the terms of the 0% Notes. If an event of default occurs, the indebtedness under the 0% Notes could be accelerated, such that it becomes immediately due and payable.

In connection with the sale of the 0% Notes, the Company, Pfizer and U.S. Bank, National Association, as trustee, entered into a subordination agreement. The subordination agreement sets forth the terms under which the 0% Notes are subordinated to the 3.0% Senior Secured Convertible Note Due May 19, 2010, issued to Pfizer. As a condition to the entry into the subordination agreement, the Company and Pfizer amended the Note Purchase Agreement, dated May 5, 2006, between Pfizer and the Company, and amended and restated the 3.0% Senior Secured Convertible Note Due May 19, 2010, to conform to certain terms of the subordination agreement. As amended, the Pfizer Note provides that the Company will be in default thereof if (i) an event of default occurs and is continuing under the 0% Notes and (ii) the trustee or any holders of the 0% Notes give notice to the Company of its or their intent to either accelerate the 0% Notes or exercise any other remedies thereunder (subject to certain limited exceptions).

The Company expects that, as a result of certain aspects of the 0% Notes, it will be required to separately value and account for certain derivative instruments that are embedded in the 0% Notes, as assets or liabilities with adjustments to fair value reflected in the statement of operations. While such adjustments have not, through December 31, 2006, been required for the Pfizer Note, as a result of the issuance of the 0% Notes in January 2007, the Company expects that it will be required to similarly account for derivative instruments that are embedded in the Pfizer Note commencing in the first quarter of 2007.

Lease Termination

On February 7, 2007, the Company entered into a Lease Termination Agreement to terminate the lease on the former ACLARA facility in Mountain View, California. Under the terms of the Lease, the scheduled expiration date was July 15, 2009. Following the December 2004 merger between the Company and ACLARA, the Company consolidated its operations and determined that it did not require the facility and established a restructuring accrual to provide for the estimated costs to vacate and sublease the facility.

The termination of the Lease was subject to a specified third party executing a new lease with the landlord on terms and conditions satisfactory to the landlord and the landlord has notified the Company that this has occurred. Additionally, the Company has an obligation to pay the Landlord specified amounts over the remainder of the former lease term, or through June 2009. Upon execution of the Lease Termination Agreement, the Company paid the outstanding principal and interest owed to the landlord under a promissory note, in the aggregate amount of approximately $235,000. Certain late charges may apply for late payments on any of the above-described monetary obligations.

As a result of the Lease Termination Agreement, the Company reduced the previously established restructuring accrual by $0.2 million in the quarter ended December 31, 2006, with the adjustment reflected in statements of operations.

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share amounts)			
2006				
Product revenue	$12,246	$ 12,757	$10,415	$ 9,732
Contract revenue	1,003	620	687	498
Total revenue	13,249	13,377	11,102	10,230
Gross profit	7,568	7,713	5,140	4,834
Contingent value rights revaluation	14	(16,464)	—	—
Net loss	(3,353)	(21,764)	(6,604)	(6,982)
Basic and diluted income (loss) per common share	$ (0.03)	$ (0.17)	$ (0.05)	$ (0.05)
2005				
Product revenue	$ 8,853	$ 11,005	$12,136	$ 11,474
Contract revenue	1,141	1,409	1,002	1,232
Total revenue	9,994	12,414	13,138	12,706
Gross profit	5,655	7,439	7,732	7,425
Contingent value rights revaluation	5,306	(4,062)	7,249	17,803
Net income (loss)	(7,360)	688	(9,611)	(21,303)
Basic and diluted income (loss) per common share	$ (0.06)	$ —	$ (0.08)	$ (0.17)

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that are filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our Chief Executive Officer and Chief Financial Officer, with the assistance of other members of our management, have evaluated our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this report, and have concluded based on that evaluation that those disclosure controls and procedures are effective.

Our management, including our Chief Executive Officer and Principal Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Monogram Biosciences have been detected.

Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included under Item 8.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

We have adopted a Code of Business Conduct and Ethics Policy that applies to our directors and employees (including our principal executive officer, principal financial officer, principal accounting officer and controller), and have posted the text of the policy on our website (www.monogrambio.com) in connection with "Investor" materials. In addition, we intend to promptly disclose (i) the nature of any amendment to the policy that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and (ii) the nature of any waiver, including an implicit waiver, from a provision of the policy that is granted to one of these specified individuals, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

The other information required by this item is incorporated by reference to the proxy statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2007 annual meeting.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the information under the caption "Executive Compensation" to be contained in our 2007 proxy statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference to the information under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" to be contained in our 2007 proxy statement.

Item 13. *Certain Relationships and Related Transactions*

The information required by this item is incorporated by reference to the information under the caption "Certain Transactions" to be contained in our 2007 proxy statement.

Item 14. *Principal Accounting Fees and Services*

The information required by this item is incorporated by reference to the information under the captions "Independent Auditors' Fees" and "Pre-Approval Policies and Procedures" to be contained in our 2007 proxy statement.

Consistent with Section 10A(i)(2) of the Securities Exchange Act of 1934, as added by Section 202 of the Sarbanes-Oxley Act of 2002, we are responsible for listing the non-audit services approved by our Audit Committee to be performed by PricewaterhouseCoopers LLP, our independent registered public accounting firm. Non-audit services are defined as services other than those provided in connection with an audit or a review of our financial statements. The Audit Committee has approved our recurring engagements of PricewaterhouseCoopers LLP for the following non-audit services: (1) preparation of tax returns, and tax advice in preparing for and in connection with such filings; (2) all work required to be performed by PricewaterhouseCoopers LLP in connection with preparing and providing consents required to be given in connection with our filings with the Securities and Exchange Commission, and (3) advice in preparing for the internal control documentation requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) *Index to Financial Statements*

Reference is made to the Index to Financial Statements under Item 8 in Part II hereof, where these documents are listed.

(a)(2) *Financial Statement Schedule*—The following schedule is filed as part of this Form 10-K:

Schedule II — Valuation and Qualifying Accounts for the years ended December 31, 2006, 2005 and 2004.

All other schedules have been omitted because they are not applicable or required, or the information required to be set forth therein is included in the Financial Statements or notes thereto included in Item 8 ("Financial Statements and Supplementary Data").

(a)(3) *Index to Exhibits*—See (c) below.

(c) *Exhibits*

Exhibit Footnote	Exhibit Number	
(12)	2.1	Agreement and Plan of Merger and Reorganization, dated as of May 28, 2004, by and among ViroLogic, Inc., Apollo Acquisition Sub, Inc., Apollo Merger Subsidiary, LLC and ACLARA BioSciences, Inc.
(13)	2.2	Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated as of October 18, 2004, by and among ViroLogic, Inc., Apollo Acquisition Sub, Inc., Apollo Merger Subsidiary, LLC and ACLARA BioSciences, Inc.
(9)	3.1	Amended and Restated Certificate of Incorporation, filed July 17, 2000.
(9)	3.1.1	Certificate of Amendment to Amended and Restated Certificate of Incorporation, filed February 4, 2003.
(16)	3.1.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation, filed December 10, 2004.
(26)	3.1.3	Certificate of Ownership and Merger, filed September 6, 2005.
(9)	3.2	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, filed June 29, 2001.
(9)	3.2.1	Certificate of Correction to Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, filed July 23, 2001.
(9)	3.3	Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock, filed March 22, 2002.
(9)	3.4	Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock, filed November 15, 2002.
(9)	3.4.1	Certificate of Amendment to Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock, filed February 4, 2003.
(4)	3.5	Bylaws, as currently in effect.
	4.1	Reference is made to Exhibits 3.1 through 3.5.
(26)	4.2	Specimen Stock Certificate.

Exhibit Footnote	Exhibit Number	
(16)	4.3	Contingent Value Rights Agreement, dated December 10, 2004, by and between ViroLogic, Inc., and U.S. Bank National Association as trustee.
(1)	10.1	Office Lease by and between ViroLogic and Oyster Point Tech Center LLC dated as of May 25, 1999.
(1)	10.2	Office Lease by and between ViroLogic and Trammell Crow Northern California Development, Inc. dated as of November 23, 1999.
(1)	10.3	Loan and Security Agreement by and between ViroLogic and MMC/ GATX Partnership No. 1 dated as of January 30, 1998.
(1)†	10.4	Employment Agreement by and between ViroLogic and William D. Young dated September 29, 1999.
(1)†	10.5	2000 Employee Stock Purchase Plan and related offering documents.
(1)	10.6	Equipment Financing Agreement dated March 28, 2000 with Pentech Financial Services, Inc.
(2)†	10.7	ViroLogic, Inc. 2000 Equity Incentive Plan, as amended.
(3)†	10.8	Form of Executive Severance Benefits Agreement.
(3)	10.9	Master Lease Agreement dated September 14, 2000 by and between ViroLogic, Inc. and General Electric Capital Corporation.
(4)	10.10	Equipment Financing Agreement by and between ViroLogic and De Lage Landen Financial Services, Inc. dated as of January 29, 2001.
(5)	10.11	Equipment Schedule No. 4 to Master Lease Agreement dated as of August 14, 2000 by and between ViroLogic and General Electric Capital Corporation.
(5)	10.12	Sublease by and between ViroLogic, Inc. and Raven Biotechnologies, Inc.
(1)†	10.13	Form of Indemnity Agreement between the Company and its directors and officers.
(1)†	10.14	Form of Stock Option Agreement under the 2000 Equity Incentive Plan for options granted prior to May 1, 2000.
(1)†	10.15	Form of Stock Option Agreement Pursuant to the 2000 Equity Incentive Plan for options granted after May 1, 2000.
(10)	10.16	Equipment Schedule No. 5 to Master Lease Agreement dated as of August 14, 2000 by and between ViroLogic and General Electric Capital Corporation.
(6)	10.17	Form of (Common) Stock Purchase Warrant issued to holders of Series A Redeemable Convertible Preferred Stock.
(7)	10.18	Sublease, dated as of June 1, 2002, by and between ViroLogic, Inc. and diaDexus, Inc.
(8)	10.19	Form of Stock Purchase Warrant issued to purchasers of Series C Preferred Stock.
(8)	10.20	Form of Stock Purchase Warrant issued to purchasers of Series B Preferred Stock.
(11)	10.21	First Amendment to Sublease, dated as of August 21, 2003, by and between diaDexus, Inc and ViroLogic, Inc.
(14)	10.22	Lease Termination Agreement, dated as of March 22, 2004, by and between Britannia Pointe Grand Limited Partnership and ViroLogic, Inc.

Exhibit Footnote	Exhibit Number	
(15)	10.23	Second Amendment to Sublease, dated as of October 1, 2004, between diaDexus, Inc and ViroLogic, Inc.
(18)†	10.24	ViroLogic, Inc. 2004 Equity Incentive Plan.
(13)	10.25	Registration Rights Agreement, dated as of October 18, 2004, by and among ViroLogic, Inc. and certain entities affiliated with Tang Capital Partners, L.P. and Perry Corp.
(17)†	10.26	Form of Option Agreement under the ViroLogic, Inc. 2004 Equity Incentive Plan.
(20)	10.27	Lease Agreement, dated March 1, 1999, between ACLARA BioSciences, Inc. and The Pear Avenue Group.
(21)†	10.28	Form of Change of Control Agreement between ACLARA BioSciences, Inc. and Alfred Merriweather.
(22)†	10.29	Employment Letter Agreement, dated April 11, 2003, between ACLARA BioSciences, Inc and Michael J. Dunn.
(22)†	10.30	Severance Agreement, dated April 11, 2003, between ACLARA BioSciences, Inc. and Michael J. Dunn.
(20)†	10.31	ACLARA BioSciences, Inc. Amended and Restated 1997 Stock Plan.
(23)†	10.32	ACLARA BioSciences, Inc. NQ03 Stock Plan Non-Statutory Stock Option Agreement.
(24)†	10.33	Form of Amendment to Stock Option Agreement between ACLARA BioSciences, Inc. and each of Alfred Merriweather and Michael Dunn.
(27)†	10.34	ViroLogic, Inc. 2005 Bonus Plan Description.
(27)†	10.35	ViroLogic, Inc. Non-Employee Director Cash Compensation Arrangements.
(28)*	10.36	Referral Testing Agreement, between Monogram Biosciences, Inc. and Quest Diagnostics Incorporated, dated October 1, 2005.
(29)	10.37	Confidential Separation and Release Agreement between Monogram Biosciences, Inc. and Sharat Singh dated September 28, 2005.
(30)	10.38	Note Purchase Agreement, dated May 5, 2006, by and between Pfizer Inc. and Monogram Biosciences, Inc.
(30)	10.39	Monogram Biosciences, Inc. 3.0% Senior Secured Convertible Note Due May 19, 2010, issued to Pfizer Inc.
(30)	10.40	Note Security Agreement, dated May 5, 2006, by and between Monogram Biosciences, Inc. and Pfizer, Inc.
(31)	10.41	Collaboration Agreement, dated May 5, 2006, by and between Pfizer Inc. and Monogram Biosciences, Inc.
(31)*	10.42	Collaboration Agreement, dated May 5, 2006, by and between Pfizer Inc. and Monogram Biosciences, Inc.
(32)	10.43	Credit and Security Agreement, dated September 29, 2006, by and between Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc. and Monogram Biosciences, Inc.
†	10.44	Monogram Non-Qualified Deferred Compensation Plan, effective January 1, 2007.

Exhibit Footnote	Exhibit Number	
	23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
	23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
	24.1	Power of Attorney is contained on the signature page.
	31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(A) or Rule 15d-14(A) promulgated under the Securities Exchange Act of 1934.
	31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(A) or Rule 15d-14(A) promulgated under the Securities Exchange Act of 1934.
	32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 and Rule 13a-14(B) or Rule 15d-14(B) promulgated under the Securities Exchange Act of 1934.

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† Indicates management or compensatory plan or arrangement.

(*) Confidential treatment has been requested for portions of this document, which are omitted and filed separately with the SEC.

(1) Filed as an exhibit to our Registration Statement on Form S-1 (No. 333-30896) or amendments thereto and incorporated herein by reference.

(2) Filed as an exhibit to our Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference.

(3) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference.

(4) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.

(5) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference.

(6) Filed as an exhibit to our Current Report on Form 8-K filed on March 26, 2002 and incorporated herein by reference.

(7) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.

(8) Filed as an exhibit to our Current Report on Form 8-K filed on November 25, 2002 and incorporated herein by reference.

(9) Filed as an exhibit to our Registration Statement on Form S-3 (No. 333-102995) and incorporated herein by reference.

(10) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.

(11) Filed as an exhibit to our Quarterly Report on Form 10-Q for the Quarter ended September 30, 2003 and incorporated herein by reference.

(12) Filed as an exhibit to our Current Report on Form 8-K filed on June 1, 2004 and incorporated herein by reference.

(13) Filed as an exhibit to our Current Report on Form 8-K filed on October 19, 2004 and incorporated herein by reference.

(14) Filed as an exhibit to our Quarterly Report of Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference.

(15) Filed as an exhibit to our Current Report on Form 8-K filed on November 4, 2004 and incorporated herein by reference.

(16) Filed as an exhibit to our Current Report on Form 8-K filed on December 10, 2004 and incorporated herein by reference.

(17) Filed as an exhibit to our Current Report on Form 8-K filed on December 22, 2004 and incorporated herein by reference.

(18) Filed as an exhibit to our Registration Statement on Form S-8 (No. 333-121437) filed on December 20, 2004 and incorporated herein by reference.

(19) Filed as an exhibit to our Registration Statement on Form S-4 (No. 333-120211) and incorporated herein by reference.

(20) Filed as an exhibit to ACLARA BioSciences, Inc. Registration Statement on Form S-1 (No. 333-95107) or amendments thereto and incorporated herein by reference.

(21) Filed as an exhibit to ACLARA BioSciences, Inc. Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.

(22) Filed as an exhibit to ACLARA BioSciences, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.

(23) Filed as an exhibit to ACLARA BioSciences, Inc. Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.

(24) Filed as an exhibit to ACLARA BioSciences, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference.

(25) Filed as an exhibit to our Quarterly Report on Form 10-Q for the Quarter ended June 30, 2004 and incorporated herein by reference.

(26) Filed as an exhibit to our Current Report on Form 8-K filed on September 8, 2005 and incorporated herein by reference.

(27) Filed as an exhibit to our Quarterly Report on Form 10-Q for the Quarter ended March 31, 2005 and incorporated herein by reference.

(28) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.

(29) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and incorporated herein by reference.

(30) Filed as an exhibit to our Registration Statement on Form S-3 (No. 333-135096) filed on June 16, 2006 and incorporated herein by reference.

(31) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference.

(32) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Monogram Biosciences, Inc.

By: /s/ WILLIAM D. YOUNG
William D. Young
Chief Executive Officer

Date: March 9, 2007

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William D. Young, Kathy L. Hibbs and Alfred G. Merriweather, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his substitute or substituted, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ WILLIAM D. YOUNG **William D. Young**	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	March 9, 2007
/s/ ALFRED G. MERRIWEATHER **Alfred G. Merriweather**	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 9, 2007
/s/ THOMAS R. BARUCH **Thomas R. Baruch**	Director	March 9, 2007
/s/ EDMON JENNINGS **Edmon Jennings**	Director	March 9, 2007
/s/ WILLIAM JENKINS, M.D. **William Jenkins, M.D.**	Director	March 9, 2007
/s/ CRISTINA H. KEPNER **Cristina H. Kepner**	Director	March 9, 2007
/s/ DAVID H. PERSING M.D., PH.D. **David H. Persing, M.D., Ph.D.**	Director	March 9, 2007
John D. Mendlein, Ph.D., J.D.	Director	

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(IN THOUSANDS)

Classification	Balance at Beginning of Period	Additions Charged to Operating Costs and Expenses	Deductions	Balance at End of Period
Allowance for doubtful accounts:				
Year ended December 31, 2006	$1,044	$357	$(436)	$ 965
Year ended December 31, 2005	$ 595	$826	$(377)	$1,044
Year ended December 31, 2004	$ 643	$319	$(367)	$ 595

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
AMENDMENT No. 1

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From to

Commission file No. 000-30369

MONOGRAM BIOSCIENCES, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**94-3234479**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer identification no.)**
345 Oyster Point Blvd South San Francisco, California	**94080**
(Address of principal executive offices)	**(Zip code)**

Registrant's Telephone Number, Including Area Code:
(650) 635-1100

Securities Registered Pursuant to Section 12(b) of the Act:
Common Stock, $0.001 Par Value
(Title of class)

The NASDAQ Stock Market LLC
(Name of Each Exchange on Which Registered)

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of June 30, 2006 was $128,971,880.*

The number of shares outstanding of the Registrant's Common Stock was 131,928,766 as of April 19, 2007.

---

* Excludes 65,460,649 shares of Common Stock held by directors, officers and stockholders whose beneficial ownership exceeds 5% of the Registrant's Common Stock outstanding. The number of shares owned by such persons was determined based upon information supplied by such persons and upon Schedules 13D and 13G, if any, filed with the SEC. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the Registrant, that such person is controlled by or under common control with the Registrant, or that such persons are affiliates for any other purpose.

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EXPLANATORY NOTE: This Amendment No. 1 on Form 10-K/A ("Amendment No. 1") amends the Registrant's Annual Report on Form 10-K, as filed by the Registrant on March 9, 2007 (the "Report"), and is being filed solely to replace Part III, Item 10 through Item 14. The reference on the cover of the Report to the incorporation by reference of the Registrant's Definitive Proxy Statement into Part III of the Report is hereby amended to delete that reference. Except as otherwise stated herein, no other information contained in the Report has been updated by this Amendment No. 1.

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MONOGRAM BIOSCIENCES, INC.
ANNUAL REPORT ON FORM 10-K/A
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
Amendment No. 1

TABLE OF CONTENTS

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This Amendment No. 1 contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding development and commercialization of our proposed products and services and the possible growth of our business into new markets. These statements, which sometimes include words such as "expect," "goal," "may," "anticipate," "should," "continue," or "will," reflect our expectations and assumptions as of the date of this Amendment No. 1 based on currently available operating, financial and competitive information. Actual results could differ materially from those in the forward-looking statements as a result of a number of factors, including our ability to successfully complete the development and clinical validation of eTag assays and commercialize these assays for guiding treatment of cancer patients, the potential role of our assays in the development and use of new classes of HIV drugs such as CCR5 inhibitors, the market acceptance of our products, the effectiveness of competitive products, new products and technological approaches, the risks associated with our dependence on patents and proprietary rights, the possible infringement of the intellectual property rights of others, and our ability to raise additional capital if needed. These factors and others are more fully described in "Risk Factors" and elsewhere in this Form 10-K. We assume no obligation to update any forward-looking statements. These factors and others are more fully described in "Risk Factors" and elsewhere in our Report, as amended. We assume no obligation to update any forward-looking statements.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The following table sets forth information about our directors and executive officers as of March 1, 2007:

Name	Age	Position
William D. Young	62	Chairman of the Board, Chief Executive Officer and Director
Thomas R. Baruch, J.D.	68	Director
William Jenkins, M.D.	59	Director
Edmon R. Jennings	59	Director
Cristina H. Kepner	60	Director
John D. Mendlein, J.D., Ph.D.	47	Director
David H. Persing, M.D., Ph.D.	51	Director
Michael P. Bates, M.D.	49	Vice President, Clinical Research
Tien T. Bui	42	Vice President, Medical Affairs
Michael J. Dunn	51	Chief Business Officer
Kathy L. Hibbs	43	Senior Vice President, General Counsel
Kenneth N. Hitchner	52	Vice President, Pharmaceutical Collaborations
Alfred G. Merriweather	53	Senior Vice President, Finance and Chief Financial Officer
Christos J. Petropoulos, Ph. D.	53	Vice President, Research and Development and Chief Scientific Officer
William J. Welch	45	Senior Vice President and Chief Commercial Officer
Jeannette Whitcomb, Ph.D.	46	Vice President, Operations
Patricia Wray	50	Vice President, Human Resources

William D. Young has served as our Chief Executive Officer since November 1999 and has served as the Chairman of the Board since May 1999. From March 1997 to October 1999, Mr. Young was Chief Operating Officer at Genentech, Inc., a biotechnology company. As COO at Genentech, Mr. Young was responsible for all of the company's development, operations and commercial functions. Mr. Young joined Genentech in 1980 as Director of Manufacturing and Process Sciences and held various executive positions prior to becoming COO. Prior to joining Genentech, Mr. Young was employed by Eli Lilly and Company for 14 years. Mr. Young is a member of the board of directors of Biogen IDEC, Inc. and Theravance, Inc. He received his bachelor's degree in chemical engineering from Purdue University, his M.B.A. from Indiana University and an honorary Doctorate in Engineering from Purdue University. He was elected to the National Academy of Engineering, USA, in 1993.

Thomas R. Baruch, J.D. has served as a director since December 2004. Mr. Baruch was Chairman of ACLARA Biosciences, Inc.'s, or ACLARA's, board of directors from April 1995 to December 2004, when we merged with ACLARA. Since 1988, he has been a General Partner of CMEA Ventures, a venture capital firm. Moreover, from 1990 to 1996, Mr. Baruch served as a special partner of New Enterprise Associates. Prior to his experience with CMEA Ventures, Mr. Baruch founded Microwave Technology, Inc., and served as its President and Chief Executive Officer from 1983 to 1989. Before that, he held senior management and venture investment positions at Exxon Corporation, including the position of President of the Materials Division of Exxon Enterprises, Inc.

Mr. Baruch is a member of the board of directors of Symyx Technologies, Inc. Mr. Baruch holds a B.S. degree from Rensselaer Polytechnic Institute and received a J.D. degree from Capital University.

William Jenkins, M.D. has served as a director since September 2000. Dr. Jenkins has been a consultant and advisor to pharmaceutical companies and investment and venture capital firms in the health sector since 1999. From 1992 to 1999, he served as Head of Clinical Development and Regulatory Affairs for Ciba-Geigy, and later for post-merger Novartis Pharma AG. Prior to that, Dr. Jenkins was head of worldwide clinical research at Glaxo and a Deputy Head in the U.K. Drug Regulatory Agency. Dr. Jenkins is a member of the Board of Directors of BTG plc and Eurand Pharmaceutical Holdings B.V. Dr. Jenkins received his M.D. from Cambridge University and has a specialist accreditation in internal medicine and gastroenterology.

Edmon R. Jennings has served as a director since May 2001. Since July 2003, Mr. Jennings has served as President and CEO of Angiogenix, Inc., a biopharmaceutical company. From February 2000 to June 2003, Mr. Jennings was Chief Commercialization Officer at Pain Therapeutics, Inc., a medical research and development company. From 1985 to 2000, Mr. Jennings held senior management positions at Genentech, Inc., including Vice President of Corporate Development, Vice President of Sales and Marketing and Vice President of Sales. Prior to Genentech, for twelve years Mr. Jennings held positions with Bristol-Myers Oncology and Bristol Laboratories, both of which were divisions of Bristol-Myers (now Bristol-Myers Squibb), a pharmaceutical company. Mr. Jennings received his B.A. in liberal arts from the University of Michigan at Ann Arbor.

Cristina H. Kepner has served as a director since May 1996. From 1978 to December 2000, Ms. Kepner was a director, Executive Vice President and Corporate Finance Director at Invemed Associates LLC. Ms. Kepner serves on the board of directors of Quipp, Inc. and Cepheid. She is Chairman of the Board of Quipp, Inc. She received her B.A. from Pace University.

John D. Mendlein, J.D., Ph.D. has served as a director since December 2004. Dr. Mendlein was a member of ACLARA's board of directors from April 2003 to December 2004. Dr. Mendlein has been Chairman and Chief Executive Officer of Adnexus Therapeutics Inc., a biotechnology company, since 2005. Prior to joining Compound Therapeutics, Dr. Mendlein served as Chairman and Chief Executive Officer of Affinium Pharmaceuticals, Inc., from 2000 until 2005. Prior to joining Affinium, Dr. Mendlein served as Chief Knowledge Officer, General Counsel and Senior Vice President, Intellectual Property of Aurora Biosciences Corporation, from 1996 until 2000. Dr. Mendlein holds a Ph.D. in physiology and biophysics from the University of California, Los Angeles and a J.D. degree from the University of California, Hastings College of Law.

David H. Persing, M.D., Ph.D. has served as a director since December 2000. Dr. Persing received his B.A. degree in Biochemistry from San Jose State University, and his M.D. and Ph.D. (Biochemistry and Biophysics) concurrently from the University of California, San Francisco. After completion of his residency in Clinical Pathology and fellowship training at Yale University in 1989, Dr. Persing was appointed to the medical and research staff of the Mayo Clinic, where he became Director of the Molecular Microbiology Laboratory and an Associate Professor at the Mayo Medical School. Dr. Persing has been Executive Vice President, Chief Medical and Technology Officer of Cepheid since August 2005 and has served on the board of directors of Cepheid since April 2004. Prior to his experience with Cepheid, Dr. Persing was the Senior Vice President and Chief Scientific Officer at Corixa Corporation, a research and development-based biotechnology company, from 1999 to 2005. Additionally, he served as a Principal Investigator in the Infectious Disease Research Institute, a non-profit research organization.

Michael P. Bates, M.D. joined our Clinical Research group as Medical Director in January 2001, was promoted to Senior Director in 2003 and was named Vice President of Clinical Research in June 2004. Prior to joining Monogram, Dr. Bates completed his internship and residency in Internal Medicine at the University of California, San Francisco, before pursuing fellowship training in Cardiology at Duke University in Durham, North Carolina, and in Infectious Diseases at the University of Washington in Seattle, Washington. Following two years on the junior faculty at the University of Washington and the Fred Hutchinson Cancer Research Center in Seattle, Dr. Bates moved to industry. Dr. Bates was Regional Medical Director/Medical Liaison for Roche, focusing on virology from February 1999 to December 2000.

Tien T. Bui joined Monogram as National Sales Director in November 2000, was named Vice President of Sales in September 2001 and became the Vice President of Sales and Marketing in November 2002 and was named Vice President of Medical Affairs in March 2006. Before joining Monogram, Ms. Bui was the Virology Sales Director for DuPont Pharmaceuticals' Western Business Unit. In addition to her most recent sales management position at DuPont, she served DuPont and DuPont-Merck Pharmaceuticals for over 10 years, from 1990 to 2000, in various sales and marketing roles, including: physician and hospital sales; clinical development and education; healthcare policy and government affairs; and strategic market development. Ms. Bui received her bachelor's degree in international business from San Francisco State University and also studied abroad at The University of Liege, Belgium.

Michael J. Dunn has served as our Chief Business Officer since our merger with ACLARA in December 2004. From April 2003 to December 2004, Mr. Dunn was Chief Business Officer for ACLARA BioSciences, Inc. From March 2002 to April 2003, Mr. Dunn served as Executive Vice President of Business Development for ActivX Bioscience, Inc., a biotechnology company. From July 1998 to March 2002, Mr. Dunn was Vice President of Business Development for Aurora Biosciences Corporation, a biotechnology tools company. From 1995 to 1998, Mr. Dunn was Vice President of Business Development for SIBIA Neurosciences, Inc. Mr. Dunn has an M.B.A. from the University of San Diego and a B.A. in biology from the University of Chicago.

Kathy L. Hibbs joined Monogram as Vice President, General Counsel in April 2001, and was promoted to Senior Vice President in February 2007. Prior to joining Monogram, Ms. Hibbs was Vice President and General Counsel for Multitude, Inc., an Internet telecommunications company, which filed a petition for bankruptcy in 2001. Prior to that, from 1996 to 2000, she served as Senior Corporate Counsel at Varian Medical Systems, Inc., a leading manufacturer of integrated cancer therapy systems. At Varian, she was responsible for numerous legal matters including regulatory compliance, employment law, litigation and SEC reporting. Before her employment with Varian, Ms. Hibbs worked as a litigator for two California law firms and dealt with various legal issues, including civil rights and securities law. She received her J.D. degree from the University of California, Hastings College of Law, and her bachelor's degree in political science from the University of California, Riverside.

Kenneth N. Hitchner joined Monogram as Director of Project Management in May 1999 and was named Vice President of Pharmaceutical Collaborations in October 2003. From December 1997 to May 1999 Mr. Hitchner was the Director of Project Management at Gilead Sciences, a biopharmaceutical company. Prior to Gilead, he was with Genentech for fifteen years where he held a number of positions including the Director of Product Development and Global Project Leader. Mr. Hitchner received his bachelor's degree in Zoology from DePauw University and a Masters Degree in Biology from San Francisco State University.

Alfred G. Merriweather has served as our Chief Financial Officer since our merger with ACLARA in December 2004, and was promoted to Senior Vice President in February 2007. From December 2001 to December 2004, Mr. Merriweather served as Vice President, Finance, Chief Financial Officer and Secretary of ACLARA BioSciences, Inc. From 1999 to 2001, he was Vice President and Chief Financial Officer for Citadon, Inc., a software company. From 1996 to 1999, Mr. Merriweather was Vice President of Finance and Chief Financial Officer of Symphonix Devices, Inc., a manufacturer of implantable medical devices. From 1993 to 1996, Mr. Merriweather was Senior Vice President of Finance and Chief Financial Officer of LipoMatrix, Inc., a medical device company based in Neuchatel, Switzerland. Prior to that, Mr. Merriweather was Vice President of

Finance and Chief Financial Officer of Laserscope, a manufacturer of surgical laser systems. Mr. Merriweather holds a B.A. from The University of Cambridge, England.

Christos J. Petropoulos, Ph.D. joined Monogram as our Director of Research and Development in August 1996, became Senior Director of Research and Development in September 1997, was named our Vice President, Research and Development in November 1999, was named our Vice President, Research and Development, Virology and Chief Scientific Officer in December 2004 and was named Vice President of Research and Development and Chief Scientific Officer in October 2005. From 1992 to 1996, Dr. Petropoulos was a scientist at Genentech where he headed the Molecular Virology Laboratory and the Research Virology and Molecular Detection Laboratories from 1994 to 1996. Dr. Petropoulos received his Ph.D. in molecular and cell biology from Brown University.

William J. Welch has served as our Senior Vice President and Chief Commercial Officer since September 2005. From 1998 to 1999 and from 2001 to August 2005, Mr. Welch was with LaJolla Pharmaceutical, Inc., most recently as Vice President, Sales & Marketing. From 1999 to 2001, Mr. Welch was Vice President of Global Marketing for Dade Behring MicroScan where he managed marketing and strategic development for a $150 million business. From 1993 to 1998, Mr. Welch held a number of management positions with Abbott Laboratories, including General Manager of the Ambulatory Infusion Systems Division. Mr. Welch holds a BS from the University of California at Berkeley and an MBA from Harvard University.

Jeannette M. Whitcomb, Ph.D. joined Monogram as one of the first scientists in the Research and Development department in 1996, transitioned to the Operations group in 2002 and was named Vice President of Operations in June 2003. Prior to joining Monogram, Dr. Whitcomb was a Postdoctoral Fellow in Dr. Stephen H. Hughes' lab at the National Cancer Institute—Frederick Cancer Research and Development Center. Prior to that, she was a Fogerty Fellow in Dr. Peter A. Cerutti's lab at the Swiss Institute for Experimental Cancer Research in Lausanne, Switzerland. Dr. Whitcomb received her bachelor's degree in Biology from Widener University in Chester, Pennsylvania and her Ph.D. in Microbiology and Immunology from Temple University School of Medicine in Philadelphia.

Patricia Wray is the Vice President, Human Resources. She has overseen Monogram's Human Resources function in a number of capacities since 1998, beginning as our Senior Director of Human Resources prior to being named our Vice President of Human Resources in November 1999. In February of 2003 Ms. Wray's role was converted to a consultant to the Company. In September of 2004 she returned as the Senior Director until again being named our Vice President of Human Resources in September 2006. Prior to joining Monogram, Ms. Wray held a number of positions at Genentech including Director of Employee Relations and Training from 1989 to 1997. From 1981 to 1989, Ms. Wray worked as Employee Relations Manager at Hewlett Packard in both the Networking and Analytical Instrument Divisions. She received her Masters degree from Michigan State University, and a BS in Horticulture from University of Delaware.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2006, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors and employees (including our principal executive officer, principal financial officer, principal accounting officer and controller), and have posted the text of the policy on our website (www.monogrambio.com) in connection with "Investor" materials; however, information found on our website is not incorporated by reference into this report. In addition, we intend to promptly disclose (i) the nature of any amendment to the policy that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and (ii) the nature of any waiver, including an implicit waiver, from a provision of the policy that is granted to one of these specified individuals, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Audit Committee

The Audit Committee of the Board of Directors oversees our corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. Three directors comprise the Audit Committee: Cristina H. Kepner (Chair), William Jenkins and Edmon R. Jennings. The Board of Directors annually reviews the Nasdaq listing standards definition of independence for Audit Committee members and has determined that all members of the Company's Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards). The Board of Directors has determined that Cristina H. Kepner qualifies as an "audit committee financial expert," as defined in applicable SEC rules.

Item 11. *Executive Compensation*

Compensation Discussion and Analysis

Overview

The goal of our executive compensation program is to provide a structure of incentives and rewards that will drive behavior and performance in a way that builds long term value for our stockholders. In support of this goal we have implemented compensation and benefit programs that are designed to:

- drive and reward performance
- align the interests of management and stockholders
- enable the recruitment and retention of high quality executives
- provide fair and reasonable levels of compensation

We have implemented specific compensation elements to address these objectives. These have included base salary, equity participation and benefits and, for 2007, include a cash bonus plan. Some of these are short term in nature and others are more relevant as longer term incentives and rewards. Our goal is to have a blend of compensation elements that in the aggregate meet the objectives described above.

The compensation committee of our board of directors oversees our executive compensation arrangements, in accordance with a committee charter approved by the board of directors.

The programs described here relate to all of our executive officers, including the vice presidents and senior vice presidents who report directly to our chief executive officer, and to the chief executive officer himself. This includes those individuals who are identified as named executive officers.

Compensation Objectives

The following are the principal objectives of our compensation programs.

Performance—We strive to maintain a performance-oriented culture. Each of our compensation elements are designed to recognize the actual performance and the potential future performance of our executive officers.

We expect all of our executive officers to perform to high standards of competence. We also expect them to set and achieve appropriate goals for their area of responsibility and for the company as a whole.

Alignment with stockholders—We seek to align ourselves with the interests of our stockholders. We do this by setting our goals based on the business milestones that we believe are most likely to drive long term stockholder value and by tying significant elements of executive compensation to our business success. Cash bonuses are designed to acknowledge short term goal accomplishment while over the long term, executive officers expect to benefit directly from increases in the value of our common stock through equity participation, primarily stock options.

Recruiting and Retention—Building an outstanding organization and delivering excellence in all aspects of our performance requires that we hire, and retain, high quality executives. We believe that an environment in which employees are able to have an enjoyable, challenging and rewarding work experience is critical to our ability to recruit and retain the right people. A critical aspect of that environment is the structure of incentives and rewards that are embedded in the compensation structure. We strive to keep this structure competitive so that qualified people are motivated to join our team and to stay at Monogram for long and successful careers.

Fair and Reasonable—We strive to make our compensation programs fair in two ways. First, we aim for fairness internally in relation to other executives and to other employees throughout the organization. Second, we seek fairness externally in relation to comparable positions in other companies. We also set compensation levels that are reasonable in terms of our overall financial and competitive condition as a company and that reflect the experience, skills and level of responsibility of the executive. We utilize the Radford Global Life Sciences Survey for companies nationwide with 150-499 employees to aid in benchmarking our cash compensation levels to outside market conditions.

Implementing our Objectives

Roles of the Compensation Committee and Management—The compensation committee of the board of directors operates under a board-approved charter. This charter specifies the principal responsibilities of the committee as follows: (i) to review and approve the overall compensation strategy (including performance goals, compensation plans, programs and policies, employment and similar agreements with executive officers); (ii) to determine the compensation and terms of employment of the chief executive officer and the other executive officers; (iii) to administer and to recommend adoption, change or termination of plans, including option plans, bonus plans, deferred compensation plans, pension plans and (iv) to establish appropriate insurance for the directors and officers. The committee consists of four directors, each of whom satisfies the independence requirements of the NASDAQ Global Market as well as applicable SEC and IRS regulations.

The performance of each of our executive officers is evaluated annually at the end of the calendar year. The chief executive officer's performance is evaluated by the compensation committee and the performance of the other executive officers is evaluated by the chief executive officer and reviewed with the compensation committee. The factors taken into account in the evaluation of performance include: the extent to which pre-established goals were accomplished and the extent to which the executive demonstrated leadership, creativity, teamwork and commitment, and embodied our company values. Other factors that are considered in making compensation determinations are the experience, skill level and level of responsibility of the executive and competitive market conditions.

Equity Grant Practices—All options granted to executive officers must be approved by either the compensation committee or the board of directors. At the time of hire, options are granted effective on the employment start date for the executive. Generally, we assess all of our executive officers on an annual basis for potential additional stock option grants. These annual awards are approved by the compensation committee or by the board of directors. In 2005, 2006 and 2007, these awards were granted at the first regularly scheduled board meeting of the calendar year, on March 2, 2005, April 7, 2006 and March 29, 2007, respectively.

Elements Used to Achieve Compensation Objectives

Base Salary—In determining base salaries for our executive officers, we benchmark each of our executive positions using the Radford Global Life Sciences Survey for companies nationwide with 150-499 employees. We use the 50th percentile as a general benchmark for salary levels. However, many factors affect the determination of the salary level for individual executives, including performance, experience, skill, responsibilities and competitive market factors. In general, we seek to provide a fair, reasonable and competitive level of base salary.

Cash Bonus—While we believe that the provision of short-term cash incentives is important to aligning the interests of executive officers and stockholders, and to the rewarding of performance, we also take into account the overall financial situation of the company. At the beginning of 2006, we concluded that, because of the then potential impact of the contingent value rights on our cash position, it would be prudent to not implement a cash bonus plan for 2006. Accordingly, no bonus plan was implemented and no payments were made to our executive officers for 2006. However, for 2007, we have implemented a cash bonus plan that provides for the payment of cash bonuses based on the compensation committee's assessment of our performance against specified revenue targets and other corporate goals for the year, as well as an assessment of individual performance for each executive. The chief executive officer is eligible for a total target bonus of up to 40% of base salary. The other executive officers are each eligible for a total target bonus of up to 30% of base salary. In determining these target bonus percentages we benchmarked our executives using the Radford Global Life Sciences Survey for companies nationwide with 150-499 employees, with the 50th percentile as a general target for potential bonus levels.

Equity Incentive—We utilize stock options as the primary method of equity participation for our executive officers. In the future we may consider using other forms of equity participation such as restricted stock grants. We determine option grants by reference to our own capitalization structure and to internally generated benchmarks that we have established to determine appropriate levels of stock option grants for our employees.

Benefits—We provide a competitive range of health and other benefit programs to our executive officers. These are provided on the same basis to executive officers and all employees. These include health and dental insurance, life and disability insurance, and a 401(k) plan under which certain matching contributions are made in company stock.

In addition to these benefit programs, we have implemented a non qualified deferred compensation plan, effective January 2007. Those eligible for this plan include members of the board of directors, the executive officers and certain other senior employees. Under this plan, individuals enrolled in the plan can, by election in advance, defer a portion of their total compensation on a pretax basis. There are no special perquisites or benefit programs made available exclusively to any of the executive officers, either individually or as a group.

Relocation—When necessary and appropriate, upon the hire of new executives, we may pay additional amounts in reimbursement of relocation costs and/or as additional compensation to assist with the high cost of housing in the San Francisco Bay Area.

Severance—Under provisions of our chief executive officer's employment agreement, in the event of a termination of employment for reasons other than cause, he is entitled to receive salary payments and continuation of certain healthcare benefits for twelve months and full vesting of his outstanding stock options. None of our other executive officers have agreements providing for any severance payments, except as described below under *"Change in Control."*

Change in Control—In the event of an actual or constructive termination of employment, other than for cause, within twelve months after a change of control of the company, our chief executive officer will receive the following termination benefits: continuation of salary and certain healthcare benefits for a period of twelve months and full vesting of outstanding stock options. In the event of an actual or constructive termination of employment, other than for cause, within three months before or twenty-four months after a change of control of the company, our other named executive officers will receive, in a lump sum payment, one year's salary and full vesting of outstanding stock options.

Compensation of the Named Executive Officers in 2006

William D. Young, Chairman and Chief Executive Officer—Mr. Young's base salary was set at $455,000 for 2006, reflecting the compensation committee's assessment of his performance in leading the company and based on his experience, skills and leadership abilities. As a result of an assessment of the company's cash position at the start of 2006, we did not implement a cash bonus plan for 2006 and no cash bonus was paid to Mr. Young for the year. At the time of our annual review of stock option grants, on April 7, 2006, Mr. Young was granted an option to purchase 300,000 shares of common stock at an exercise price of $1.62 per share. This option grant was considered appropriate by the compensation committee, taking into account Mr. Young's performance, role, responsibilities and anticipated contributions to the company. This option vests in accordance with our normal vesting schedule which is 25% after twelve months and then in equal monthly increments over the remaining three years of a four year vesting term.

Alfred G. Merriweather, Senior Vice President and Chief Financial Officer; William Welch, Senior Vice President and Chief Commercial Officer; Christos Petropoulos, Vice President and Chief Scientific Officer; Kathy Hibbs, Senior Vice President and General Counsel—Base salary for the other named executive officers were set for 2006 at the following levels: Mr. Merriweather—$260,000; Mr. Welch—$283,000; Mr. Petropoulos—$273,000; and Ms. Hibbs—$260,000. These salary levels reflect the compensation committee's concurrence with Mr. Young's assessment of their performance in leading their functions and in contributing to the company's overall progress. As a result of an assessment of the company's cash position at the start of 2006, we did not implement a cash bonus plan for 2006 and no cash bonuses were paid to these executive officers for the year. At the time of our annual review of stock option grants, on April 7, 2006, the named executives were granted options to purchase the following number of shares of common stock at an exercise price of $1.62 per share: Mr. Merriweather—100,000; Mr. Welch—175,000; Mr. Petropoulos—100,000; and Ms. Hibbs—100,000. These option grants were considered appropriate by the compensation committee, taking into account the executives' performance, roles, responsibilities and anticipated contributions to the company. These options vest in accordance with our normal vesting schedule which is 25% after twelve months and then in equal monthly increments over the remaining three years of a four year vesting term.

In addition, in accordance with our agreement with Mr. Welch at the time of his recruitment to be our chief commercial officer and his relocation to the San Francisco Bay Area, we paid him mortgage assistance payments in 2006 of $60,000 and reimbursed relocation costs of $6,550.

SUMMARY COMPENSATION TABLE

The following table shows for the fiscal year ended December 31, 2006, compensation awarded to or paid to, or earned by, the Company's Chief Executive Officer, Chief Financial Officer and its three other most highly compensated executive officers at December 31, 2006 (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE FOR FISCAL 2006

Name and Principal Position	Year	Salary ($)	Option Awards (a) ($)	All Other Compensation ($)	Total ($)
William D. Young Chairman of the Board and Chief Executive Officer	2006	$454,519	$1,123,228	$ 4,914(b)	$1,582,661
Alfred G. Merriweather Senior VP , Finance and Chief Financial Officer	2006	$259,615	$ 210,719	$ 4,901(c)	$ 475,235
Christos J. Petropoulos, PhD VP, Research and Development	2006	$272,846	$ 383,458	$ 250(d)	$ 656,554
William J. Welch Sr. VP and Chief Commercial Officer	2006	$282,846	$ 271,134	$70,214(e)	$ 624,194
Kathy L. Hibbs Senior VP, General Counsel	2006	$259,712	$ 222,157	$ 3,664(f)	$ 485,533

Note:

(a) Represents the compensation expense related to all outstanding options that we recognized for the year ended December 31, 2006 under Statement of Financial Accounting Standards No. 123R (SFAS123R), adjusted to exclude estimates of forfeitures. This expense is determined by computing the fair value of each option on the grant date in accordance with SFAS 123R and recognizing that amount as expense ratably over the option vesting term and accordingly includes the portion of options granted in previous years, that vested in 2006.

(b) Consists of $4,914 of matching payments under our 401(k) plan in the form of shares of our common stock.

(c) Consists of $4,648 of matching payments under our 401(k) plan in the form of shares of our common stock and $253 of reimbursement of health club fees in accordance with a benefit program available to all employees.

(d) Consists of reimbursement of health club fees in accordance with a benefit program available to all employees.

(e) Consists of $3,664 of matching payments under our 401(k) plan in the form of shares of our common stock, $6,550 in moving costs and $60,000 in mortgage assistance payments, both related to Mr. Welch's relocation to the San Francisco Bay Area.

(f) Consists of $3,664 of matching payments under our 401(k) plan in the form of shares of our common stock.

Grants of Plan-Based Awards

The following table shows for the fiscal year ended December 31, 2006, certain information regarding grants of plan-based awards to the Named Executive Officers:

Grant of Plan-Based Awards in Fiscal 2006

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
William D. Young	4/7/2006	300,000	$1.62	$353,640
Alfred G. Merriweather	4/7/2006	100,000	$1.62	$117,880
Christos J. Petropoulos, PhD	4/7/2006	100,000	$1.62	$117,880
William J. Welch	4/7/2006	175,000	$1.62	$206,290
Kathy L. Hibbs	4/7/2006	100,000	$1.62	$117,880

Outstanding Equity Awards at Fiscal Year—End.

The following table shows for the fiscal year ended December 31, 2006, certain information regarding outstanding equity awards at fiscal year end for the Named Executive Officers.

Outstanding Equity Awards At December 31, 2006

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
William D. Young	721,875	928,125	$2.28	3/2/2013
	—	300,000	$1.62	4/7/2014
	150,000	—	$3.14	11/11/2009
	12,500	—	$5.40	11/9/2008
	500,000	—	$3.14	11/11/2009
	150,000	—	$6.00	2/1/2011
	65,000	—	$3.22	7/16/2011
	222,500	—	$2.57	2/21/2012
	262,500	37,500	$1.51	6/20/2013
	206,250	93,750	$3.00	3/17/2014
Alfred G. Merriweather	109,375	140,625	$2.28	3/2/2013
	—	100,000	$1.62	4/7/2014
	90,313	37,188	$1.88(1)	2/6/2014
	190,364	22,136	$1.38(1)	5/5/2013
	92,967	3	$1.24(1)	1/6/2013
	170,000	—	$2.71(1)	12/19/2011
	34,530	—	$1.24(1)	1/6/2013

Name	Option Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Christos J. Petropoulos	262,500	337,500	$ 2.28	3/2/2013
	—	100,000	$ 1.62	4/7/2014
	—	—	$ 0.32	8/19/2006
	7,500	—	$ 0.64	4/21/2007
	5,775	—	$ 5.40	3/30/2009
	24,331	—	$ 3.70	2/8/2010
	—	—	$ 0.32	9/16/2006
	35,000	—	$ 6.00	2/1/2010
	15,000	—	$ 3.22	7/16/2010
	56,250	—	$ 2.57	2/21/2012
	43,750	6,250	$ 1.51	6/20/2013
	51,562	23,438	$ 3.00	3/17/2014
William J. Welch	100,000	200,000	$ 2.44	8/29/2013
	—	175,000	$ 1.62	4/7/2014
Kathy L. Hibbs	131,250	168,750	$ 2.28	3/2/2013
	—	100,000	$ 1.62	4/7/2014
	85,000	—	$ 1.81	4/16/2011
	47,500	—	$ 2.57	2/21/2012
	43,750	6,250	$ 1.51	6/20/2013
	51,562	23,438	$ 3.00	3/17/2014

(1) Upon exercise of these assumed ACLARA BioSciences, Inc. ("ACLARA") stock options, Mr. Merriweather will be entitled to receive a payment of $0.88 per share as payment in lieu of receiving contingent value rights, or CVRs, issued to holders of ACLARA common stock in connection with the Company's merger with ACLARA in December 2004.

Option Exercises and Stock Vested

There were no option exercises in the fiscal year ended December 31, 2006 by the Named Executive Officers and no stock bonus awards held by Named Executive Officers vested in the fiscal year ended December 31, 2006.

Employment, Severance and Change of Control Agreements

William D. Young

We have an agreement with William D. Young governing his employment as our Chief Executive Officer. This employment agreement provides for an initial base salary of $300,000 per year, plus a yearly incentive bonus as part of our bonus program based on objectives established by the Board of Directors after consultation with Mr. Young, plus a yearly special bonus of between $50,000 and $100,000, grossed up for tax purposes. In addition, the agreement contains a non-solicitation agreement. Mr. Young recommended that his salary be reduced as part of the November 2002 business restructuring. The Compensation Committee of the Board of Directors determined, and Mr. Young agreed, that Mr. Young's base salary would be reduced by $50,000 to $280,000 beginning in November 2002 and that no bonuses would be paid for services performed by Mr. Young during 2002 or 2003 pursuant to this agreement. In addition, Mr. Young has waived the bonus described in the Employment Agreement for years after 2003.

As required by the agreement, prior to the commencement of Mr. Young's employment, we also granted him a stock bonus award of 150,000 fully vested shares of the common stock, in consideration of his past service as our Chairman of the Board prior to becoming our Chief Executive Officer. The agreement also provides for the following:

- a cash bonus in the gross amount of $180,000, granted on January 15, 2000, and an additional cash bonus in the gross amount of $180,000, granted on April 15, 2000;
- an incentive stock option under our 2000 Equity Incentive Plan covering 150,000 shares of the common stock, which is now fully vested;
- a non-statutory stock option, granted outside of our 2000 Equity Incentive Plan, covering 250,000 shares of the common stock, which is now fully vested; and
- a non-statutory stock option, granted outside of our 2000 Equity Incentive Plan, covering 250,000 shares of the common stock, which is now fully vested.

Our agreement with Mr. Young specifies that Mr. Young's employment is at-will. If we terminate his employment for any reason other than for cause, including in the context of a change of control, however, or if his employment is terminated as a result of death or permanent disability, we have also agreed to continue to pay him, or his estate, his base salary, at the level in effect at the time of termination, for an additional 12 months.

Executive Severance Agreements and Stock Option Acceleration Provisions

We have entered into executive severance benefits agreements with each of our executive officers other than William Young. These executive severance benefits agreements provide that if the executive is terminated without cause or constructively terminated within three months prior to or twenty-four months after a change in control then the executive will receive a one time cash severance payment equal to twelve months of the executive's base salary plus an amount equal to the bonus that the executive received for the prior year.

The stock option agreements we have entered into with our executive officers in connection with stock option grants made to them under the 2004 Plan provide for acceleration of vesting of the stock option if the executive is terminated without cause or for good reason as of, or within 13 months after, a Change in Control. Options granted to executives under our 2000 Equity Incentive Plan, pursuant to the terms of that plan, are also subject to accelerated vesting if the executive is terminated without cause or for good reason as of, or within 13 months after, a Change in Control.

Potential Payouts Upon Termination or Change in Control

The table below shows the potential payments and benefits to which each Named Executive Officer would be entitled under the executive severance benefits agreements and stock option acceleration provisions described above and, in the case of Mr. Young, his employment agreement. The amounts shown in the table assume that termination was effective as of December 31, 2006 and that all eligibility requirements under the executive severance benefits agreements or applicable employment agreement were met.

		Termination without Cause or Constructively Terminated	
Name	Benefits	Within the Context of Change in Control	Outside the Context of Change in Control
William D. Young	Cash severance	$455,000	$455,000
	Cash bonus	—	—
	Medical benefits	12,992	12,992
	Stock option vesting acceleration (1)	38,690	38,690
	Total	$506,682	$506,682
Alfred G. Merriweather	Cash severance	$260,000	—
	Cash bonus	—	—
	Medical benefits	—	—
	Stock option vesting acceleration (1)	10,978	—
	Total	$270,978	—
Christos J. Petropoulos, PhD	Cash severance	$273,000	—
	Cash bonus	—	—
	Medical benefits	—	—
	Stock option vesting acceleration (1)	13,234	—
	Total	$286,234	—
William J. Welch	Cash severance	$283,000	—
	Cash bonus	—	—
	Medical benefits	—	—
	Stock option vesting acceleration (1)	16,240	—
	Total	$299,240	—
Kathy L. Hibbs	Cash severance	$260,000	—
	Cash bonus	—	—
	Medical benefits	—	—
	Stock option vesting acceleration	10,551	—
	Total	$270,551	—

(1) Represents the value of the portion of the stock option that is assumed to be accelerated, calculated using a Black-Scholes option valuation method.

Director Compensation

The following table shows for the fiscal year ended December 31, 2006 certain information with respect to the compensation of all non-employee directors of the Company:

Director Compensation for Fiscal 2006

Name	Fees Earned or Paid in Cash (a) ($)	Option Awards (b) ($)	Total ($)
Thomas Baruch	$21,250	$24,083	$45,333
William Jenkins	$30,250	$24,083	$54,333
Edmon Jennings	$25,250	$24,083	$49,333
Cristina Kepner	$26,250	$24,083	$50,333
John Mendlein	$22,250	$24,083	$46,333
David H. Persing	$21,250	$24,083	$45,333

Note:

(a) Represents retainer, committee and meeting fees.

(b) Represents the compensation expense related to all outstanding options that we recognized for the year ended December 31, 2006 under Statement of Financial Accounting Standards No. 123R (SFAS123R), adjusted to exclude estimates of forfeitures. This expense is determined by computing the fair value of each option on the grant date in accordance with SFAS 123R and recognizing that amount as expense ratably over the option vesting term and accordingly includes the portion of 2005 and 2006 options granted in previous years, that vested in 2006. The grant date fair value of options granted to directors in 2006 and 2005 was $23,576 and $32,960, respectively, for each director.

Each of our non-employee directors received an annual retainer of $15,000 in 2006, paid in equal quarterly installments. In addition, in 2006 each non-employee director received a fee of $1,500 for each Board of Directors meeting attended in person ($2,500 for directors resident outside of the U.S.), a fee of $500 for each Board of Directors meeting attended by phone and a fee of $500 for each committee meeting attended by committee members. In the fiscal year ended December 31, 2006, the total cash compensation paid to non-employee directors was $146,500. The members of the Board of Directors are also eligible for reimbursement for their expenses incurred in attending Board meetings in accordance with our policy. In 2007, the Board of Directors increased the cash compensation payable to our non-employee directors. In 2007, each of the non-employee directors shall receive an annual retainer of $20,000, paid in equal quarterly installments, a fee of $2,000 for each Board of Directors meeting attended in person, a fee of $500 for each Board of Directors meeting attended by phone and a fee of $500 for each committee meeting attended by committee members. In addition, the chair of the Audit Committee will receive an annual retainer of $10,000 and the chair of the Compensation Committee will receive an annual retainer of $5,000.

All of our directors are eligible to participate in our 2004 Equity Incentive Plan, or the 2004 Plan. Option grants to non-employee directors are discretionary. However, the Board of Directors has adopted a policy pursuant to which it makes initial grants of stock options to new non-employee directors at their time of election to the Board of Directors, and, on an annual basis, grants stock options to its continuing non-employee directors. During the fiscal year ended December 31, 2006, we granted each of our six continuing non-employee directors options to purchase 20,000 shares of common stock. These options vest monthly over a one-year period; provided that the vesting may accelerate and all shares subject to the options may become immediately exercisable in the event of a change in control of us.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2006, the following non-employee directors served as members of the Compensation Committee: William Jenkins (Chair), Cristina H. Kepner, John D. Mendlein, and David H. Persing. During that fiscal year, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in this Amendment No. 1 to Annual Report on Form 10-K/A. Based on this review and discussion, the Compensation Committee has recommended to the Board of directors that the CD&A be included in this Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006.

William Jenkins (Chair)
Cristina H. Kepner,
John D. Mendlein
David H. Persing

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the ownership of our common stock as of March 1, 2007 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all of our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

Beneficial ownership is determined according to the rules of the Securities and Exchange Commission, and generally means that a person has beneficial ownership of a security and warrants if he or she possesses sole or shared voting or investment power of that security, and includes options and warrants that are currently exercisable or exercisable within 60 days of March 1, 2007. Some of the information with respect to beneficial ownership has been furnished to us by each director, officer or 5% or more stockholder, as the case may be. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

This table lists applicable percentage ownership based on 131,742,340 shares of common stock outstanding as of March 1, 2007. Options and warrants to purchase shares of the common stock that are exercisable within 60 days of March 1, 2007, are deemed to be beneficially owned by the persons holding these options and warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage. Shares underlying options, warrants and convertible securities that are deemed beneficially owned are listed in this table separately in the column labeled "Shares Subject to Options, Warrants and Convertible Securities." These shares are included in the number of shares listed in the column labeled "Total Number."

	Shares Beneficially Owned (1)		
Name of Beneficial Owner	Total Number	Shares Subject to Options, Warrants and Convertible Securities	Percent of Class Beneficially Owned
5% Stockholders			
Perry Corp. (2)	16,086,423	—	12.21%
Entities affiliated with Stephens Investment Management LLC (3)	10,101,122	—	7.67%
Federated Investors, Inc. (4)	23,441,600	—	17.79%
Kenneth F. Siebel (5)	7,332,000	—	5.57%
Pfizer, Inc. (6)	12,274,296	9,242,828	8.71%
Highbridge International LLC (7)	11,904,761	11,904,761	8.29%
Directors and Executive Officers			
William D. Young (8)	2,805,139	2,553,125	2.09%
Alfred G. Merriweather (9)	784,639	761,718	*
Christos J. Petropoulos, Ph.D. (10)	642,453	579,584	*
Kathy L. Hibbs (11)	439,286	419,478	*
William J. Welch (12)	173,448	168,750	*
Cristina H. Kepner	185,850	125,000	*
David H. Persing, M.D., Ph.D.	135,000	125,000	*
William Jenkins, M.D.	125,000	125,000	*
Edmon R. Jennings	116,100	115,000	*
Thomas R. Baruch, J.D. (13)	523,544	121,600	*
John D. Mendlein, J.D., Ph.D.	172,600	172,600	*
All directors and executive officers as a group (17 persons)	8,712,365	7,564,110	6.56%

* Less than one percent.

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission (the "SEC"). Unless otherwise indicated, the address of each person in this table is c/o Monogram, Inc., 345 Oyster Point Boulevard, South San Francisco, California 94080.

(2) These shares are held for the accounts of two or more private investment funds for which Perry Corp. acts as general partner and/or investment advisor. The business address for Perry Corp. is 767 Fifth Avenue, New York, NY 10153. This information is based solely on a Schedule 13G/A filed with the SEC on April 10, 2007.

(3) Stephens Investment Management LLC, as general partner and investment manager of certain client accounts, may be deemed to have the power to direct the voting or disposition of the Company's common stock held by such accounts. Therefore, Stephens Investment Management LLC, as those accounts' general partner and investment manager, and Paul Stephens, Brad Stephens and Bart Stephens, as managing members and owners of Stephens Investment Management LLC, may be deemed to beneficially own the common stock owned by those accounts. Paul Stephens holds 534,462 of the Company's common stock personally. The business address for Stephens Investment Management LLC is One Sansome Street, Suite 2900, San Francisco, CA 94104. This information is based solely on a Schedules 13G filed with the SEC on February 12, 2007.

(4) The business address for Federated Investors, Inc. is Federated Investor Tower, Pittsburgh, PA 15222-3779. This information is based solely on a Schedule 13G/A filed with the SEC on February 13, 2007.

(5) The shares include shares beneficially owned directly and indirectly by Mr. Siebel, including shares of the Company's common stock beneficially owned by Private Wealth Partners LLC, a California limited liability company and a registered investment adviser ("IA"). Mr. Siebel controls IA by virtue of Mr. Siebel's position as a majority managing member of IA. IA acts as an investment advisor to PWP Partnership Fund, LLC and manages discretionary client accounts that include shares of the Company's common stock. The business address for Kenneth F. Siebel is 80 E. Sir Francis Drake Blvd., 4th Fl., Larkspur, CA 94939. This information is based solely on a Schedule 13G filed with the SEC on February 20, 2007.

(6) The total number of shares beneficially owned represents 9,242,828 shares of common stock that are initially issuable upon conversion of the Amended and Restated 3.0% Senior Secured Convertible Note due May 19, 2010, issued by the Company to Pfizer, Inc. on May 5, 2006 and amended and restated in January of 2007, at $2.7048 per share, 422,773 shares of common stock issued in connection with quarterly interest payments on the Note, and 2,608,695 shares of common stock owned by Pfizer Overseas Pharmaceuticals, a wholly-owned subsidiary of Pfizer, Inc. The information regarding the Pfizer Overseas Pharmaceuticals shares is based solely on a Schedule 13D/A filed with the SEC on February 11, 2005. The business address for Pfizer Inc. and Pfizer Overseas Pharmaceuticals is 235 East 42nd Street, New York, New York 10017.

(7) These shares are issuable upon conversion of a 0% Senior Unsecured Note issued by the Company to Highbridge International, LLC on January 12, 2007. Pursuant to the terms of an Indenture, dated January 12, 2007, up to 1,347,000 additional shares may be issued upon conversion of the 0% Senior Unsecured Note upon certain change of control events.

(8) Total number of shares beneficially owned includes 9,366 shares that are held in trust by the Company's 401(k) plan as part of matching contributions in the form of common stock.

(9) Total number of shares beneficially owned includes 3,993 shares that are held in trust by the Company's 401(k) plan as part of matching contributions in the form of common stock.

(10) Total number of shares beneficially owned includes 6,464 shares that are held in trust by the Company's 401(k) plan as part of matching contributions in the form of common stock.

(11) Total number of shares beneficially owned includes 8,132 shares that are held in trust by the Company's 401(k) plan as part of matching contributions in the form of common stock.

(12) Total number of shares beneficially owned includes 2,059 shares that are held in trust by the Company's 401(k) plan as part of matching contributions in the form of common stock.

(13) Total number of shares beneficially owned includes 289,514 shares held by CMEA Life Sciences Fund L.P. Mr. Baruch has shared voting and investment power over these shares as a General Partner of CMEA Life Sciences Fund L.P.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information as of December 31, 2006 regarding our equity compensation plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	18,711,060	$1.49	3,063,992
Equity compensation plans not approved by security holders	500,000(1)	$3.14	—
Total	19,211,060	$2.39	3,063,992

(1) Consists of non-statutory stock options granted to William D. Young outside of the Company's 2000 Equity Incentive Plan pursuant to the terms of an employment agreement between Mr. Young and the Company described in Item 11 above under "Employment, Severance and Change of Control Agreements."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

INDEPENDENCE OF THE BOARD OF DIRECTORS

As required under the Nasdaq Stock Market ("Nasdaq") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the Nasdaq, as in effect time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent auditors, the Board has affirmatively determined that the following 6 directors are independent directors within the meaning of the applicable NASDAQ listing standards: Thomas Baruch, William Jenkins, Edmon Jennings, Cristina Kepner, John Mendlein, and David H. Persing. In making this determination, the Board found that none of these directors or nominees for director had a material or other disqualifying relationship with the Company. William Young, the Chief Executive Officer of the Company, is not an independent director by virtue of his employment with the Company.

TRANSACTIONS WITH RELATED PERSONS

Indemnity Agreements

We have entered into indemnity agreements with each of our officers and directors which provide, among other things, that we will indemnify those officers or directors, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of Monogram, and otherwise to the fullest extent permitted under Delaware law and the Company's Bylaws. We also intend to enter into these agreements with our future directors and officers.

Merger with ACLARA BioSciences, Inc.

In connection with our December 2004 merger with ACLARA, we issued approximately 61.9 million shares of our common stock and approximately 61.9 million contingent value rights, or CVRs, to ACLARA stockholders. Thomas R. Baruch and John Mendlein, members of our Board of Directors, were directors of ACLARA prior to the merger. Alfred G. Merriweather and Michael J. Dunn were executive officers of ACLARA prior to the merger. In connection with the merger, each share of ACLARA common stock held by each of these former ACLARA directors and officers was exchanged for 1.7 shares of our common stock and 1.7 CVRs. In addition, options to acquire shares of ACLARA common stock held by these former ACLARA directors and officers were converted into options to acquire shares of our common stock and CVRs, at the same ratio. In June, 2006, each holder of a CVR became entitled to receive $0.88 per CVR.

Related-Person Transactions Policy and Procedures

It is our practice and policy to comply with all applicable laws, rules and regulations regarding related-person transactions, including the Sarbanes-Oxley Act of 2002 and the Nasdaq listing standards. A related-person is any executive officer, director, or more than 5% stockholder of the Company, including any of their immediate family members, and any entity owned or controlled by such persons. Under its charter, our Audit Committee is charged with reviewing and approving all related-person transactions, as required by the Nasdaq rules. In considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself form the deliberations and approval. The Company has not yet adopted a written related-person transactions policy.

Item 14. *Principal Accounting Fees and Services*

Audit Fees

Fees for audit services provided by PricewaterhouseCoopers LLP during 2006 totaled $0.85 million. Fees for audit services provided in 2005 were $0.59 million, of which $0.39 million was for services provided by Ernst & Young LLP and $0.20 million was for services provided by PricewaterhouseCoopers LLP. The fees for audit services included fees associated with the annual audit of the financial statements included in our Annual Report on Form 10-K, procedures related to attestation of management's assessment of the effectiveness of internal control over financial reporting under the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and the reviews of Monogram's quarterly reports on Form 10-Q and other SEC filings.

Audit-Related Fees

There were no fees for audit-related services in 2006 and 2005.

Tax Fees

There were no fees for tax related services in 2006 and 2005 paid to PricewaterhouseCoopers LLP or Ernst & Young LLP.

All Other Fees

There were no fees for other services not included above in 2006 and 2005.

All fees described above were pre-approved by the Audit Committee.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy for the pre-approval of audit, review and attest services, as well as permitted non-audit services to be performed by our independent registered public accounting firm. The engagement to perform services may be approved on an explicit case-by-case basis before the independent registered public accounting firm is engaged to provide each service or the engagement may be pre-approved on a collective basis. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has delegated specific pre-approval authority for up to $50,000 to Ms. Kepner, the Chair of the Audit Committee. These pre-approvals are reported to the Audit Committee at its next scheduled meeting.

The Audit Committee has determined that the rendering of the services other than audit services by PricewaterhouseCoopers LLP and Ernst & Young LLP, as applicable, is compatible with maintaining the independent registered public accounting firms' independence.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Monogram Biosciences, Inc.

By: /s/ WILLIAM D. YOUNG

William D. Young
Chief Executive Officer

Date: April 30, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ WILLIAM D. YOUNG **William D. Young**	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	April 30, 2007
/s/ ALFRED G. MERRIWEATHER **Alfred G. Merriweather**	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 30, 2007
* **Thomas R. Baruch**	Director	April 30, 2007
* **Edmon Jennings**	Director	April 30, 2007
* **William Jenkins, M.D.**	Director	April 30, 2007
* **Cristina H. Kepner**	Director	April 30, 2007
* **David H. Persing, M.D., Ph.D.**	Director	April 30, 2007
* **John D. Mendlein, Ph.D., J.D.**	Director	April 30, 2007

* By: /s/ WILLIAM D. YOUNG

William. D. Young
Attorney-in-fact

EXHIBIT INDEX

Exhibit Footnote	Exhibit Number	
(12)	2.1	Agreement and Plan of Merger and Reorganization, dated as of May 28, 2004, by and among ViroLogic, Inc., Apollo Acquisition Sub, Inc., Apollo Merger Subsidiary, LLC and ACLARA BioSciences, Inc.
(13)	2.2	Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated as of October 18, 2004, by and among ViroLogic, Inc., Apollo Acquisition Sub, Inc., Apollo Merger Subsidiary, LLC and ACLARA BioSciences, Inc.
(9)	3.1	Amended and Restated Certificate of Incorporation, filed July 17, 2000.
(9)	3.1.1	Certificate of Amendment to Amended and Restated Certificate of Incorporation, filed February 4, 2003.
(16)	3.1.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation, filed December 10, 2004.
(26)	3.1.3	Certificate of Ownership and Merger, filed September 6, 2005.
(9)	3.2	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, filed June 29, 2001.
(9)	3.2.1	Certificate of Correction to Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock, filed July 23, 2001.
(9)	3.3	Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock, filed March 22, 2002.
(9)	3.4	Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock, filed November 15, 2002.
(9)	3.4.1	Certificate of Amendment to Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock, filed February 4, 2003.
(4)	3.5	Bylaws, as currently in effect.
	4.1	Reference is made to Exhibits 3.1 through 3.5.
(26)	4.2	Specimen Stock Certificate.
(16)	4.3	Contingent Value Rights Agreement, dated December 10, 2004, by and between ViroLogic, Inc., and U.S. Bank National Association as trustee.
(1)	10.1	Office Lease by and between ViroLogic and Oyster Point Tech Center LLC dated as of May 25, 1999.
(1)	10.2	Office Lease by and between ViroLogic and Trammell Crow Northern California Development, Inc. dated as of November 23, 1999.
(1)	10.3	Loan and Security Agreement by and between ViroLogic and MMC/ GATX Partnership No. 1 dated as of January 30, 1998.
(1)†	10.4	Employment Agreement by and between ViroLogic and William D. Young dated September 29, 1999.
(1)†	10.5	2000 Employee Stock Purchase Plan and related offering documents.
(1)	10.6	Equipment Financing Agreement dated March 28, 2000 with Pentech Financial Services, Inc.
(2)†	10.7	ViroLogic, Inc. 2000 Equity Incentive Plan, as amended.

Exhibit Footnote	Exhibit Number	
(3)†	10.8	Form of Executive Severance Benefits Agreement.
(3)	10.9	Master Lease Agreement dated September 14, 2000 by and between ViroLogic, Inc. and General Electric Capital Corporation.
(4)	10.10	Equipment Financing Agreement by and between ViroLogic and De Lage Landen Financial Services, Inc. dated as of January 29, 2001.
(5)	10.11	Equipment Schedule No. 4 to Master Lease Agreement dated as of August 14, 2000 by and between ViroLogic and General Electric Capital Corporation.
(5)	10.12	Sublease by and between ViroLogic, Inc. and Raven Biotechnologies, Inc.
(1)†	10.13	Form of Indemnity Agreement between the Company and its directors and officers.
(1)†	10.14	Form of Stock Option Agreement under the 2000 Equity Incentive Plan for options granted prior to May 1, 2000.
(1)†	10.15	Form of Stock Option Agreement Pursuant to the 2000 Equity Incentive Plan for options granted after May 1, 2000.
(10)	10.16	Equipment Schedule No. 5 to Master Lease Agreement dated as of August 14, 2000 by and between ViroLogic and General Electric Capital Corporation.
(6)	10.17	Form of (Common) Stock Purchase Warrant issued to holders of Series A Redeemable Convertible Preferred Stock.
(7)	10.18	Sublease, dated as of June 1, 2002, by and between ViroLogic, Inc. and diaDexus, Inc.
(8)	10.19	Form of Stock Purchase Warrant issued to purchasers of Series C Preferred Stock.
(8)	10.20	Form of Stock Purchase Warrant issued to purchasers of Series B Preferred Stock.
(11)	10.21	First Amendment to Sublease, dated as of August 21, 2003, by and between diaDexus, Inc and ViroLogic, Inc.
(14)	10.22	Lease Termination Agreement, dated as of March 22, 2004, by and between Britannia Pointe Grand Limited Partnership and ViroLogic, Inc.
(15)	10.23	Second Amendment to Sublease, dated as of October 1, 2004, between diaDexus, Inc and ViroLogic, Inc.
(18)†	10.24	ViroLogic, Inc. 2004 Equity Incentive Plan.
(13)	10.25	Registration Rights Agreement, dated as of October 18, 2004, by and among ViroLogic, Inc. and certain entities affiliated with Tang Capital Partners, L.P. and Perry Corp.
(17)†	10.26	Form of Option Agreement under the ViroLogic, Inc. 2004 Equity Incentive Plan.
(20)	10.27	Lease Agreement, dated March 1, 1999, between ACLARA BioSciences, Inc. and The Pear Avenue Group.
(21)†	10.28	Form of Change of Control Agreement between ACLARA BioSciences, Inc. and Alfred Merriweather.
(22)†	10.29	Employment Letter Agreement, dated April 11, 2003, between ACLARA BioSciences, Inc and Michael J. Dunn.
(22)†	10.30	Severance Agreement, dated April 11, 2003, between ACLARA BioSciences, Inc. and Michael J. Dunn.
(20)†	10.31	ACLARA BioSciences, Inc. Amended and Restated 1997 Stock Plan.

Exhibit Footnote	Exhibit Number	
(23)†	10.32	ACLARA BioSciences, Inc. NQ03 Stock Plan Non-Statutory Stock Option Agreement.
(24)†	10.33	Form of Amendment to Stock Option Agreement between ACLARA BioSciences, Inc. and each of Alfred Merriweather and Michael Dunn.
(27) †	10.34	ViroLogic, Inc. 2005 Bonus Plan Description.
(27) †	10.35	ViroLogic, Inc. Non-Employee Director Cash Compensation Arrangements.
(28)*	10.36	Referral Testing Agreement, between Monogram Biosciences, Inc. and Quest Diagnostics Incorporated, dated October 1, 2005.
(29)	10.37	Confidential Separation and Release Agreement between Monogram Biosciences, Inc. and Sharat Singh dated September 28, 2005.
(30)	10.38	Note Purchase Agreement, dated May 5, 2006, by and between Pfizer Inc. and Monogram Biosciences, Inc.
(30)	10.39	Monogram Biosciences, Inc. 3.0% Senior Secured Convertible Note Due May 19, 2010, issued to Pfizer Inc.
(30)	10.40	Note Security Agreement, dated May 5, 2006, by and between Monogram Biosciences, Inc. and Pfizer, Inc.
(31)*	10.41	Collaboration Agreement, dated May 5, 2006, by and between Pfizer Inc. and Monogram Biosciences, Inc.
(31)	10.42	Collaboration Security Agreement, dated May 5, 2006, by and between Pfizer Inc. and Monogram Biosciences, Inc.
(32)	10.43	Credit and Security Agreement, dated September 29, 2006, by and between Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc. and Monogram Biosciences, Inc.
**†	10.44	Monogram Non-Qualified Deferred Compensation Plan, effective January 1, 2007.
**	23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
**	23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
**	24.1	Power of Attorney is contained on the signature page.
**	31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(A) or Rule 15d-14(A) promulgated under the Securities Exchange Act of 1934.
**	31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(A) or Rule 15d-14(A) promulgated under the Securities Exchange Act of 1934.
	31.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(A) or Rule 15d-14(A) promulgated under the Securities Exchange Act of 1934.
	31.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(A) or Rule 15d-14(A) promulgated under the Securities Exchange Act of 1934.
**	32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 and Rule 13a-14(B) or Rule 15d-14(B) promulgated under the Securities Exchange Act of 1934.

† Indicates management or compensatory plan or arrangement.

* Confidential treatment has been requested for portions of this document, which are omitted and filed separately with the SEC.

** Previously filed.
(1) Filed as an exhibit to our Registration Statement on Form S-1 (No. 333-30896) or amendments thereto and incorporated herein by reference.
(2) Filed as an exhibit to our Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference.
(3) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference.
(4) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.
(5) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference.
(6) Filed as an exhibit to our Current Report on Form 8-K filed on March 26, 2002 and incorporated herein by reference.
(7) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.
(8) Filed as an exhibit to our Current Report on Form 8-K filed on November 25, 2002 and incorporated herein by reference.
(9) Filed as an exhibit to our Registration Statement on Form S-3 (No. 333-102995) and incorporated herein by reference.
(10) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.
(11) Filed as an exhibit to our Quarterly Report on Form 10-Q for the Quarter ended September 30, 2003 and incorporated herein by reference.
(12) Filed as an exhibit to our Current Report on Form 8-K filed on June 1, 2004 and incorporated herein by reference.
(13) Filed as an exhibit to our Current Report on Form 8-K filed on October 19, 2004 and incorporated herein by reference.
(14) Filed as an exhibit to our Quarterly Report of Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference.
(15) Filed as an exhibit to our Current Report on Form 8-K filed on November 4, 2004 and incorporated herein by reference.
(16) Filed as an exhibit to our Current Report on Form 8-K filed on December 10, 2004 and incorporated herein by reference.
(17) Filed as an exhibit to our Current Report on Form 8-K filed on December 22, 2004 and incorporated herein by reference.
(18) Filed as an exhibit to our Registration Statement on Form S-8 (No. 333-121437) filed on December 20, 2004 and incorporated herein by reference.
(19) Filed as an exhibit to our Registration Statement on Form S-4 (No. 333-120211) and incorporated herein by reference.
(20) Filed as an exhibit to ACLARA BioSciences, Inc. Registration Statement on Form S-1 (No. 333-95107) or amendments thereto and incorporated herein by reference.
(21) Filed as an exhibit to ACLARA BioSciences, Inc. Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.
(22) Filed as an exhibit to ACLARA BioSciences, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
(23) Filed as an exhibit to ACLARA BioSciences, Inc. Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.
(24) Filed as an exhibit to ACLARA BioSciences, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference.
(25) Filed as an exhibit to our Quarterly Report on Form 10-Q for the Quarter ended June 30, 2004 and incorporated herein by reference.

(26) Filed as an exhibit to our Current Report on Form 8-K filed on September 8, 2005 and incorporated herein by reference.
(27) Filed as an exhibit to our Quarterly Report on Form 10-Q for the Quarter ended March 31, 2005 and incorporated herein by reference.
(28) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.
(29) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and incorporated herein by reference.
(30) Filed as an exhibit to our Registration Statement on Form S-3 (No. 333-135096) filed on June 16, 2006 and incorporated herein by reference.
(31) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference.
(32) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and incorporated herein by reference.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Monogram Biosciences, Inc., The NASDAQ Composite Index
And The NASDAQ Biotechnology Index



$140
$120
$100
$80
$60
$40
$20
$0
12/01
12/02
12/03
12/04
12/05
12/06

—☐— Monogram Biosciences, Inc. — △ — NASDAQ Composite - - O - - NASDAQ Biotechnology

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

[THIS PAGE INTENTIONALLY LEFT BLANK]

CORPORATE DIRECTORY

EXECUTIVE OFFICERS

William D. Young
Chairman of the Board and
Chief Executive Officer

Alfred G. Merriweather
Senior Vice President Finance and
Chief Financial Officer

Michael P. Bates, M.D.
Vice President
Clinical Research

Michael J. Dunn
Chief Business Officer

Kathy L. Hibbs
Senior Vice President and
General Counsel

Kenneth N. Hitchner
Vice President
Pharmaceutical Collaborations

Christos J. Petropoulos, Ph.D.
Vice President
Research and Development and
Chief Scientific Officer

William J. Welch
Senior Vice President and
Chief Commercial Officer

Jeannette Whitcomb, Ph.D.
Vice President
Operations

Patricia Wray
Vice President
Human Resources

BOARD OF DIRECTORS

Thomas R. Baruch, J.D.
General Partner
CMEA Ventures

William Jenkins, M.D.
Principal
William Jenkins Pharma Consulting

Edmon R. Jennings
President and CEO
Angiogenix, Inc.

Cristina H. Kepner
Advisor
Invemed Associates LLC

John D. Mendlein, J.D., Ph.D
Chairman and Chief Executive Officer
Adnexus Therapeutics Inc

David H. Persing, M.D., Ph.D.
Executive Vice President, Chief
Medical & Technology Officer
Cepheid Corporation

William D. Young
Chairman of the Board and
Chief Executive Officer
Monogram Biosciences, Inc.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
Ten Almaden Blvd., Suite 1600
San Jose, CA 95113

LEGAL COUNSEL

Cooley Godward Kronish LLP
4401 Eastgate Mall
San Diego, CA 92121-1909

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust
Company
59 Maiden Lane
New York, NY 10038
718-921-8200

STOCK INFORMATION

Monogram Biosciences, Inc. common stock is traded on the NASDAQ Global Market under the symbol MGRM.

ANNUAL MEETING

The annual meeting of stockholders will be held at 9:00 am PT on September 19, 2007 at Monogram Biosciences, Inc. headquarters located at 345 Oyster Point Blvd, South San Francisco, CA 94080

INVESTOR RELATIONS

Further information on the company may be obtained by sending an email to info@monogrambio.com or by calling 650-635-1100

QUARTERLY REPORTING AND OTHER INFORMATION

Quarterly Reports, Annual Reports on Form 10-K, press releases and other information regarding the Company and its technology are available on the Internet: www.monogrambio.com

FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which is filed with the Securities and Exchange Commission and includes the Company's financial statements for the fiscal year ended December 31, 2006, is available upon request, free of charge. Write to:
Investor Relations
Monogram Biosciences, Inc.
345 Oyster Point Blvd
South San Francisco, CA 94080-1913

biosciences
monogram

345 OYSTER POINT BLVD
SOUTH SAN FRANCISCO, CA
94080-1913
650-635-1100

MONOGRAM BIOSCIENCES, INC.
345 Oyster Point Boulevard
South San Francisco, CA 94080

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On September 19, 2007

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of **MONOGRAM BIOSCIENCES, INC.**, a Delaware corporation (also referred to as "we," "us," "Monogram," and the "Company"). The meeting will be held on Wednesday, September 19, 2007 at 9:00 a.m. local time at 345 Oyster Point Boulevard, South San Francisco, California, for the following purposes:

1. To elect three Class I directors to hold office until the 2010 Annual Meeting of Stockholders.

2. To approve a series of alternative amendments to the Company's Amended and Restated Certificate of Incorporation, as amended, to effect, at the discretion of the Board of Directors:

- a reverse stock split of the Common Stock, whereby each outstanding 3, 4, 5 or 6 shares would be combined, converted and changed into one share of Common Stock; and
- a reduction in the number of authorized shares of the Company's Common Stock from 200,000,000 to 170,000,000, 127,000,000, 102,000,000, or 84,000,000, respectively;

with the effectiveness of one of such amendments and the abandonment of the other amendments, or the abandonment of all amendments as permitted under Section 242(c) of the Delaware General Corporation Law, to be determined by the Board of Directors prior to the 2008 Annual Meeting of Stockholders of the Company.

3. To approve the Company's 2004 Equity Incentive Plan, as amended, to increase the aggregate number of shares of Common Stock authorized for issuance under the plan by 5,000,000 shares and, if we effect a reverse stock split, then by an additional 17,000,000 shares, for an aggregate increase of 22,000,000 shares (as determined on a pre-split basis).

4. To ratify the selection by the Audit Committee of the Board of Directors of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2007.

5. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the Annual Meeting is August 3, 2007. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors



KATHY L. HIBBS
Secretary

South San Francisco, California
August 14, 2007

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy card, or submit your voting instructions by internet or by telephone, if those options are available to you, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.



MONOGRAM BIOSCIENCES, INC.
345 Oyster Point Boulevard
South San Francisco, CA 94080

PROXY STATEMENT
FOR THE 2007 ANNUAL MEETING OF STOCKHOLDERS

September 19, 2007

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because our Board of Directors is soliciting your proxy to vote at the 2007 Annual Meeting of Stockholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card, or submit your voting instructions by internet or by telephone, if those options are available to you.

We intend to mail this proxy statement and accompanying proxy card on or about August 15, 2007 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on August 3, 2007 will be entitled to vote at the annual meeting. On this record date, there were 132,245,319 shares of Common Stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on August 3, 2007 your shares were registered directly in your name with our transfer agent, American Stock Transfer & Trust Co., then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card, or submit your voting instructions by internet or by telephone, if those options are available to you to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on August 3, 2007 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are four matters scheduled for a vote:

- Election of three Class I directors;
- Approval of a series of alternative amendments to the Company's Amended and Restated Certificate of Incorporation, as amended, to effect, at the discretion of the Board of Directors,
    - a reverse stock split of the Common Stock whereby each outstanding 3, 4, 5, or 6 shares would be combined, converted and changed into one share of Common Stock, and

- a reduction in the authorized number of shares of the Company's Common Stock from 200,000,000 to 170,000,000, 127,000,000, 102,000,000 or 84,000,000, respectively,

with the effectiveness of one of such amendments and the abandonment of the other amendments, or the abandonment of all amendments as permitted under Section 242(c) of the Delaware General Corporation Law, to be determined by the Board of Directors prior to the 2008 Annual Meeting of Stockholders of the Company;

- Approval of proposed 5,000,000 share increase and, if we effect a reverse stock split, then an additional 17,000,000 share increase, for an aggregate 22,000,000 share increase in the number of shares of Common Stock authorized for issuance under the Company's 2004 Equity Incentive Plan, as determined on a pre-split basis; and
- Ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2007.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may "Withhold" your vote for any nominee you specify. For the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If your shares are held in "street name," which means you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from us. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, a number of brokers and banks are participating in a program provided through Broadridge Financial Solutions, Inc. that offers the opportunity to grant proxies to vote shares by means of the telephone and Internet. If your shares are held in an account with a broker or bank participating in the Broadridge Financial Solutions, Inc. program or another similar program, you may grant a proxy to vote those shares telephonically or via the Internet by following the instructions shown on the instruction form received from your broker or bank. Stockholders participating in these programs should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of Common Stock you own as of August 3, 2007.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of each nominee for director, "For" the amendments to the Company's Amended and Restated Certificate of Incorporation, as amended, to effect, at the discretion of the Board of Directors, a reverse stock split of the Common Stock and a concurrent reduction in the number of authorized shares of the Company's Common Stock, with the effectiveness of one of such amendments and the abandonment of the other amendments, or the abandonment of all amendments as permitted under Section 242(c) of the Delaware General Corporation Law, to be determined by the Board of Directors prior to the 2008 Annual Meeting of Stockholders of the Company, "For" the Approval of proposed 5,000,000 share increase and, if we effect a reverse stock split, then by an additional 17,000,000 shares, for an aggregate 22,000,000 share increase (as determined on a pre-split basis) in the number of shares of Common Stock authorized for issuance under the Company's 2004 Equity Incentive Plan, and "For" the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2007. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees and Georgeson Shareholder Communications Inc. may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies but Georgeson Shareholder Communications Inc. will be paid its customary fee of up to approximately $12,000 plus out-of-pocket expenses if it solicits proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a written notice that you are revoking your proxy to our Secretary at 345 Oyster Point Boulevard, South San Francisco, California 94080.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by April 17, 2008, to our Secretary at 345 Oyster Point Boulevard, South San Francisco, California 94080. If you wish to submit a proposal that is not to be included in next year's proxy materials or nominate a director, you must do so no later than the close of business on July 21, 2008, nor earlier than the close of business on June 20, 2008. You are also advised to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal except Proposal 2. For Proposal 2, broker non-votes will have the same effect as "Against" votes.

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- For the election of directors, the three nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Only votes "For" or "Withheld" will affect the outcome.
- To be approved, Proposal No. 2, approval of a series of alternative amendments to the Company's Amended and Restated Certificate of Incorporation, as amended, to effect, at the discretion of the Board of Directors, a reverse stock split of the Common Stock and a concurrent reduction in the number of authorized shares of the Company's Common Stock, with the effectiveness of one of such amendments and the abandonment of the other amendments, or the abandonment of all amendments as permitted under Section 242(c) of the Delaware General Corporation Law, to be determined by the Board of Directors prior to the 2008 Annual Meeting of Stockholders of the Company, must receive "For" votes from the holders of a majority of the shares of the Common Stock outstanding on the record date. If you do not vote, or "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have the same effect as "Against" votes.
- To be approved, Proposal No. 3, approval of a proposed 5,000,000 share increase and, if we effect a reverse stock split, then an additional 17,000,000 share increase, for an aggregate 22,000,000 share increase (as determined on a pre-split basis) in the number of shares of Common Stock authorized for issuance under the Company's 2004 Equity Incentive Plan, must receive a "For" votes from the holders of a majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this proposal is approved.
- To be approved, Proposal No. 4, ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2007, must receive a "For" vote from the majority of shares present, either in person or by proxy, and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares are represented by stockholders present at the meeting or by proxy. On the record date, there were 132,245,319 outstanding and entitled to vote. Thus 66,122,660 must be represented by stockholders present at the meeting or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our quarterly report on Form 10-Q for the quarter ending September 30, 2007.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Board of Directors (also referred to as the "Board") is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class shall serve for the remainder of the full term of that class, and until the director's successor is elected and qualified. This includes vacancies created by an increase in the number of directors.

The Board of Directors presently has seven members. There are three directors in the class whose term of office expires in 2007. Each of the nominees listed below is currently a member of the Board and, except Dr. Mendlein, was previously elected by the stockholders. If elected at the annual meeting, each of these nominees would serve until the 2010 annual meeting and until his or her successor is elected and has qualified, or until the director's death, resignation or removal. It is our policy to encourage directors and nominees for director to attend the Annual Meeting. One of the directors who served on the Board at the time of the 2006 Annual Meeting of Stockholders attended that meeting.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of Dr. Jenkins, Dr. Mendlein, and Mr. Young. In the event that a nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of a substitute nominee proposed by management. Each of the nominees has agreed to serve if elected, and management has no reason to believe that they will be unable to serve.

The following is a brief biography of each nominee and each director whose term will continue after the annual meeting.

NOMINEES FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT THE 2010 ANNUAL MEETING

William Jenkins, M.D.

William Jenkins, M.D., age 60, has served as a director since September 2000. Dr. Jenkins has been a consultant and advisor to pharmaceutical companies and investment and venture capital firms in the health sector since 1999. From 1992 to 1999, he served as Head of Clinical Development and Regulatory Affairs for Ciba-Geigy, and later for post-merger Novartis Pharma AG. Prior to that, Dr. Jenkins was head of worldwide clinical research at Glaxo and a Deputy Head in the U.K. Drug Regulatory Agency. Dr. Jenkins is a member of the Board of Directors of BTG plc and Eurand Pharmaceutical Holdings B.V. Dr. Jenkins received his M.D. from Cambridge University and has a specialist accreditation in internal medicine and gastroenterology.

John D. Mendlein, J.D., Ph.D.

John D. Mendlein, J.D., Ph.D., age 47, has served as a director since December 2004. Dr. Mendlein was a member of ACLARA BioSciences, Inc.'s, or ACLARA's, board of directors from April 2003 to December 2004. Dr. Mendlein has been Chairman and Chief Executive Officer of Adnexus Therapeutics Inc., a biotechnology company, since 2005. Prior to joining Adnexus Therapeutics, Dr. Mendlein served as Chairman and Chief Executive Officer of Affinium Pharmaceuticals, Inc., from 2000 until 2005. Prior to joining Affinium, Dr. Mendlein served as Chief Knowledge Officer, General Counsel and Senior Vice President, Intellectual Property of Aurora Biosciences Corporation, from 1996 until 2000. Dr. Mendlein holds a Ph.D. in physiology and biophysics from the University of California, Los Angeles and a J.D. degree from the University of California, Hastings College of Law.

William D. Young

William D. Young, age 62, has served as our Chief Executive Officer since November 1999 and has served as the Chairman of the Board since May 1999. From March 1997 to October 1999, Mr. Young was Chief Operating Officer at Genentech, Inc., a biotechnology company. As COO at Genentech, Mr. Young was responsible for all of the company's development, operations and commercial functions. Mr. Young joined Genentech in 1980 as Director of Manufacturing and Process Sciences and held various executive positions prior to becoming COO. Prior to joining Genentech, Mr. Young was employed by Eli Lilly and Company for 14 years. Mr. Young is a member of the board of directors of Biogen IDEC, Inc. and Theravance, Inc. He received his bachelor's degree in chemical engineering from Purdue University, his M.B.A. from Indiana University and an honorary Doctorate in Engineering from Purdue University. He was elected to the National Academy of Engineering, USA, in 1993.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF EACH NAMED NOMINEE.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2008 ANNUAL MEETING

Edmon R. Jennings

Edmon R. Jennings, age 60, has served as a director since May 2001. Since July 2003, Mr. Jennings has served as President and CEO of Angiogenix, Inc., a biopharmaceutical company. From February 2000 to June 2003, Mr. Jennings was Chief Commercialization Officer at Pain Therapeutics, Inc., a medical research and development company. From 1985 to 2000, Mr. Jennings held senior management positions at Genentech, Inc., including Vice President of Corporate Development, Vice President of Sales and Marketing and Vice President of Sales. Prior to Genentech, for twelve years Mr. Jennings held positions with Bristol-Myers Oncology and Bristol Laboratories, both of which were divisions of Bristol-Myers (now Bristol-Myers Squibb), a pharmaceutical company. Mr. Jennings received his B.A. in liberal arts from the University of Michigan at Ann Arbor.

Cristina H. Kepner

Cristina H. Kepner, age 61, has served as a director since May 1996. From 1978 to December 2000, Ms. Kepner was a director, Executive Vice President and Corporate Finance Director at Invemed Associates LLC. Ms. Kepner serves on the board of directors of Quipp, Inc. and Cepheid. She is Chairman of the Board of Quipp, Inc. She received her B.A. from Pace University.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2009 ANNUAL MEETING

Thomas R. Baruch, J.D.

Thomas R. Baruch, J.D., age 68, has served as a director since December 2004. Mr. Baruch was Chairman of ACLARA's board of directors from April 1995 to December 2004, when we merged with ACLARA. Since 1988, he has been a General Partner of CMEA Ventures, a venture capital firm. Moreover, from 1990 to 1996, Mr. Baruch served as a special partner of New Enterprise Associates. Prior to his experience with CMEA Ventures, Mr. Baruch founded Microwave Technology, Inc., and served as its President and Chief Executive Officer from 1983 to 1989. Before that, he held senior management and venture investment positions at Exxon Corporation, including the position of President of the Materials Division of Exxon Enterprises, Inc. Mr. Baruch is a member of the board of directors of Symyx Technologies, Inc. Mr. Baruch holds a B.S. degree from Rensselaer Polytechnic Institute and received a J.D. degree from Capital University.

David H. Persing, M.D., Ph.D.

David H. Persing, M.D., Ph.D., age 52, has served as a director since December 2000. Dr. Persing received his B.A. degree in Biochemistry from San Jose State University, and his M.D. and Ph.D. (Biochemistry and

Biophysics) concurrently from the University of California, San Francisco. After completion of his residency in Clinical Pathology and fellowship training at Yale University in 1989, Dr. Persing was appointed to the medical and research staff of the Mayo Clinic, where he became Director of the Molecular Microbiology Laboratory and an Associate Professor at the Mayo Medical School. Dr. Persing has been Executive Vice President, Chief Medical and Technology Officer of Cepheid since August 2005 and has served on the board of directors of Cepheid since April 2004. Prior to his experience with Cepheid, Dr. Persing was the Senior Vice President and Chief Scientific Officer at Corixa Corporation, a research and development-based biotechnology company, from 1999 to 2005. Additionally, he served as a Principal Investigator in the Infectious Disease Research Institute, a non-profit research organization.

INDEPENDENCE OF THE BOARD OF DIRECTORS

As required under the Nasdaq Stock Market ("Nasdaq") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. The Board consults with our counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the Nasdaq, as in effect time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and us, our senior management and our independent registered public accounting firm, the Board affirmatively has determined that all of our directors are independent directors within the meaning of the applicable Nasdaq listing standards, except for Mr. Young, our Chief Executive Officer.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

As required under applicable Nasdaq listing standards, in 2006 the Company's independent directors met four times in regularly scheduled executive sessions at which only independent directors were present. Persons interested in communicating with the independent directors with their concerns or issues may address correspondence to a particular director, or to the independent directors generally, in care of Monogram at 345 Oyster Point Boulevard, South San Francisco, California 94080. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominating and Corporate Governance Committee.

The Board has three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for 2006 for each of the Board committees:

Name	Audit	Compensation	Nominating and Governance
Thomas R. Baruch			X*
William Jenkins	X	X*	
Edmon R. Jennings	X		X
Cristina H. Kepner	X*	X	
John D. Mendlein		X	
David H. Persing		X	
William D. Young			
Total meetings in fiscal year 2006	9	4	1

* Committee Chairperson

Below is a description of each committee of the Board of Directors. The Board of Directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment in his or her service as a member of our Board and the committees on which he or she serves.

AUDIT COMMITTEE

The Audit Committee of the Board oversees our corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. Among other responsibilities, the Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines the terms of the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; determines and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our engagement team as required by law; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in our Annual Report on Form 10-K; and discusses with management and the independent registered public accounting firm the results of the annual audit and the results of the review of our quarterly financial statements. Three directors comprise the Audit Committee: Cristina H. Kepner (Chair), William Jenkins, and Edmon R. Jennings. The Audit Committee met nine times during the fiscal year ended December 31, 2006. The Audit Committee has adopted a written Audit Committee Charter, which has been posted on our website (www.Monogrambio.com) on the "Investor/Media" page under the heading "Corporate Governance;" however, information found on our website is not incorporated by reference into this proxy statement.

The Board of Directors annually reviews the Nasdaq listing standards definition of independence for Audit Committee members and has determined that all members of the Company's Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards. The Board of Directors has determined that Cristina H. Kepner qualifies as an "audit committee financial expert," as defined in applicable Securities and Exchange Commission, or SEC rules.

COMPENSATION COMMITTEE

The Compensation Committee reviews and approves our overall compensation strategy and policies. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management; reviews and approves the compensation and other terms of employment of our Chief Executive Officer; reviews and approves the compensation and other terms of employment of the other executive officers and administers our stock option and purchase plans, pension and profit sharing plans, stock bonus plans, deferred compensation plans and other similar programs. The Compensation Committee is composed of four outside directors: William Jenkins (Chair), Cristina H. Kepner, John D. Mendlein, and David H. Persing. All members of our Compensation Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Compensation Committee met four times during the fiscal year ended December 31, 2006. We also have a Non-Officer Stock Option Committee, currently composed of Mr. Young, Alfred G. Merriweather, Kathy L. Hibbs and Patricia Wray, which may award stock options to employees who are not officers, in amounts up to 100,000 shares per year. The Compensation Committee has adopted a written Compensation Committee Charter, which has been posted on our website (www.Monogrambio.com) on the "Investor/Media" page under the heading "Corporate Governance;" however, information found on our website is not incorporated by reference into this proxy statement.

Compensation Committee Processes and Procedures

Typically, the Compensation Committee meets at least annually and with greater frequency if necessary. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with the CEO and the VP of Human Resources. The Compensation Committee meets in executive session as needed. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation Committee meetings. The Chief Executive Officer may not participate in or be present during any deliberations or determinations of the Compensation Committee regarding his compensation. The charter of the Compensation Committee grants the Compensation Committee full access to all books, records, facilities and personnel of the Company, as well as authority to obtain, at the expense of the Company, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the sole authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant's reasonable fees and other retention terms. During the past fiscal year, the Compensation Committee did not engage any outside compensation consultants.

Historically, the Compensation Committee has generally made most significant adjustments to annual compensation, determined bonus and equity awards and established new performance objectives at one or more meetings held during the first quarter of the year. Generally, the Compensation Committee's process comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the current year. For executives other than the Chief Executive Officer, the Compensation Committee considers evaluations and recommendations made by the Chief Executive Officer. In the case of the Chief Executive Officer, the evaluation of his performance is conducted by the Compensation Committee, which determines any adjustments to his compensation as well as awards to be granted. For all executives and directors, as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, tally sheets that set forth the total compensation that may become payable to executives in various hypothetical scenarios, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current Company-wide compensation levels, and recommendations of the Compensation Committee's compensation consultant, including analyses of executive and director compensation paid at other companies.

The specific determinations of the Compensation Committee with respect to executive compensation for fiscal 2006 are described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating Committee of the Board is responsible for identifying, reviewing and evaluating candidates to serve as our directors (consistent with criteria approved by the Board), reviewing and evaluating incumbent directors, recommending to the Board for selection candidates for election to the Board, making recommendations to the Board regarding the membership of the committees of the Board, periodically reviewing and making appropriate recommendations regarding compensation paid to non-employee directors on the Board and periodically reviewing and making appropriate recommendations regarding plans for succession to the office of our Chief Executive Officer. The Nominating Committee consists of Thomas R. Baruch (Chair) and Edmon R. Jennings. All members of the Nominating Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Nominating Committee met one time during the fiscal year ended December 31, 2006. The Nominating Committee has adopted a written Nominating Committee Charter which has been posted on our website (www.Monogrambio.com) on the "Investor/Media" page under the heading "Corporate Governance;" however, information found on our website is not incorporated by reference into this proxy statement.

The Nominating Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating Committee also intends to consider such factors as possession of relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to our affairs, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Nominating Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, our operating requirements and the long-term interests of stockholders. In conducting this assessment, the Nominating Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the board and Monogram, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating Committee reviews these directors' overall service to us during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the Nominating Committee also determines whether the nominee must be independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the board. The Nominating Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote. To date, the Nominating Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates. To date, the Nominating Committee has not rejected a timely director nominee from a stockholder or stockholders holding more than 5% of our voting stock.

At this time, the Nominating Committee does not consider director candidates recommended by stockholders. The Nominating Committee believes that it is in the best position to identify, review, evaluate and select qualified candidates for board membership, based on the comprehensive criteria for board membership approved by the board.

Meetings of The Board of Directors

The Board of Directors met 11 times during the last fiscal year ended December 31, 2006. Each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which they served, held during the period for which they were a director or committee member, respectively.

Stockholder Communications with The Board of Directors

Historically, we have not adopted a formal process for stockholder communications with the Board. Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. We believe our responsiveness to stockholder communications to the board has been excellent. Persons interested in communicating with the independent directors with their concerns or issues may address correspondence to a particular director, or to the independent directors generally, in care of Monogram Biosciences, Inc. at 345 Oyster Point Boulevard, South San Francisco, California 94080. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominating and Corporate Governance Committee.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors and employees (including our principal executive officer, principal financial officer and principal accounting officer), and have posted the text of the policy on our website (www.Monogrambio.com) on the "Investor/Media" page under the heading "Corporate Governance;" however, information found on our website is not incorporated by reference into this proxy statement. In addition, we intend to promptly disclose (i) the nature of any amendment to the policy that applies to our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions and (ii) the nature of any waiver, including an implicit waiver, from a provision of the policy that is granted to one of these specified individuals, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS*

The Audit Committee of the Board of Directors is composed of three independent directors and operates under a written charter adopted by the Board of Directors. Three directors comprise the Audit Committee: Cristina H. Kepner (Chair), William Jenkins, and Edmon R. Jennings.

Management is responsible for Monogram's internal controls and the financial reporting process. Monogram's independent registered public accounting firm, PricewaterhouseCoopers LLP, is responsible for performing an independent audit of Monogram's financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

The Audit Committee has met and held discussions with management and PricewaterhouseCoopers LLP. Management represented to the Audit Committee that Monogram's financial statements for the fiscal year ended December 31, 2006 were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed those financial statements with management and with PricewaterhouseCoopers LLP. The Audit Committee discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

PricewaterhouseCoopers LLP also provided to the Audit Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent registered public accounting firm the firm's independence.

Based on the Audit Committee's discussion with management and PricewaterhouseCoopers LLP and the Audit Committee's review of the representation of management and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended that the board of directors include the audited financial statements in Monogram's Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

The Audit Committee of the Board of Directors
of Monogram Biosciences, Inc.:

Cristina H. Kepner (Chair)
William Jenkins, M.D.
Edmon R. Jennings

---

* The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, irrespective of any general incorporation language in that filing.

PROPOSAL 2

AMENDMENTS TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, TO EFFECT A REVERSE STOCK SPLIT AND A REDUCTION IN THE AUTHORIZED SHARES OF COMMON STOCK

Background

The Company's Board of Directors has approved a series of proposed amendments to the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") that would:

- effect a reverse stock split of all outstanding shares of the Common Stock at ratios of 3:1, 4:1, 5:1 or 6:1; and
- reduce the number of authorized shares of the Company's Common Stock from 200,000,000 to 170,000,000, 127,000,000, 102,000,000 or 84,000,000, respectively.

Under these proposed amendments, each outstanding 3, 4, 5 or 6 shares of Common Stock would be combined, converted and changed into one share of Common Stock. At the same time, the number of authorized shares of the Company's Common Stock would be reduced from 200,000,000 to 170,000,000, 127,000,000, 102,000,000 or 84,000,000, respectively. The combined effect of each of these alternative amendments (which are referred to in this proxy statement as the "Reverse Stock Splits") is illustrated in the table below:

	Amendment No. 1 (see Appendix A-1)	Amendment No. 2 (see Appendix A-2)	Amendment No. 3 (see Appendix A-3)	Amendment No. 4 (see Appendix A-4)
Reverse Stock Split	3:1	4:1	5:1	6:1
Reduced Number of Authorized Shares of Common Stock	170,000,000	127,000,000	102,000,000	84,000,000

The effectiveness of any one of these amendments and the abandonment of the other amendments, or the abandonment of all of these amendments, will be determined by the Board following the Annual Meeting and prior to the 2008 Annual Meeting of Stockholders of the Company. The Board has recommended that these proposed amendments be presented to the Company's stockholders for approval.

Upon receiving stockholder approval of the proposed amendments, the Board will have the sole discretion, until the 2008 Annual Meeting of Stockholders of the Company, pursuant to Section 242(c) of the Delaware General Corporation Law to elect, as it determines to be in the best interests of the Company and its stockholders, whether to effect a reverse stock split and, if so, the number of shares, 3, 4, 5, or 6, of Common Stock which will be combined into one share of Common Stock, as well as the corresponding reduction in the authorized number of shares of Common Stock. The Board believes that stockholder approval of four selected exchange ratios (as opposed to approval of a single exchange ratio) provides the Board with maximum flexibility to achieve the purposes of a reverse stock split and, therefore, is in the best interests of the Company and its stockholders. The corresponding alternative reductions in the authorized Common Stock are designed to conform to the requirements of certain entities that make recommendations to stockholders regarding proposals submitted by the Company. They also are designed to ensure that the Company does not have what some stockholders might view as an unreasonably high number of authorized but unissued shares of Common Stock.

If the Board determines to effect one of the Reverse Stock Splits (the "Effective Reverse Stock Split") by filing the applicable amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, the Restated Certificate of Incorporation would be amended accordingly, and all other amendments will be abandoned. Approval of the Reverse Stock Splits will authorize the Board in its discretion to effectuate the Effective Reverse Stock Split in any of the ratios and with the corresponding reductions in authorized Common Stock as described in the table above, or not to effect any of the Reverse Stock Splits. The text of the form of amendments to the Restated Certificate of Incorporation, one of which would be filed with the Secretary of State of the State of Delaware to effect the Effective Reverse Stock Split, are set forth in Appendices

A-1 through A-4 to this Proxy Statement; provided, however, that such text is subject to amendment to include such changes as may be required by the office of the Secretary of State of the State of Delaware or as the Board deems necessary and advisable to effect the Effective Reverse Stock Split.

If the Board elects to effect a reverse stock split following stockholder approval, the number of issued and outstanding shares of Common Stock would be reduced in accordance with an exchange ratio selected by the Board from among those set forth in this proposal. Except for adjustments that may result from the treatment of fractional shares as described below, each stockholder will hold the same percentage of outstanding Common Stock immediately following the reverse stock split as such stockholder held immediately prior to the reverse stock split. The par value of the Common Stock would remain unchanged at $0.001 per share. The amendment would also change the number of authorized shares of Common Stock as described above. Currently, the Board does not have any plans with regard to the authorized but unissued shares of Common Stock following the reverse split.

Reasons For The Effective Reverse Stock Split

The Board believes that the Effective Reverse Stock Split may be desirable for a number of reasons, primarily because it could improve the marketability and liquidity of the Common Stock. The corresponding alternative reductions in the authorized Common Stock are designed to conform to the requirements of certain entities that make recommendations to stockholders regarding proposals submitted by the Company. They also are designed to ensure that the Company does not have what some stockholders might view as an unreasonably high number of authorized but unissued shares of Common Stock.

The Board of Directors believes that the current low per share market price of the Common Stock has had a negative effect on the marketability of the Company's existing shares. The Board believes there are several reasons for these effects. First, certain institutional investors have internal policies preventing the purchase of low-priced stocks. Also, a variety of policies and practices of broker-dealers discourage individual brokers within those firms from dealing in low-priced stocks. Second, because the brokers' commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher priced stocks, the current share price of the Common Stock can result in individual stockholders paying transaction costs (commissions, markups or markdowns) which are a higher percentage of their total share value than would be the case if the share price of the Common Stock were substantially higher. This factor is also believed to limit the willingness of some institutions to purchase the Common Stock. The Board of Directors anticipates that an Effective Reverse Stock Split will result in a higher bid price for the Common Stock, which may help to alleviate some of these problems. Should the Company need additional sources of capital, in the future, to fund continuing operations, the Directors believe that the Effective Reverse Stock Split could facilitate such future financing.

The Board also believes that the decrease in the number of shares of Common Stock outstanding as a consequence of an Effective Reverse Stock Split, and the anticipated increase in the price of the Common Stock, could generate interest in the Common Stock and possibly promote greater liquidity for the Company's stockholders. However, any increase in the market price of the Common Stock resulting from the Effective Reverse Stock Split may be proportionately less than the decrease in the number of outstanding shares, effectively reducing the Company's market capitalization.

The Board of Directors does not intend for this transaction to be the first step in a series of plans or proposals of a "going private" transaction within the meaning of Rule 13e-3 of the Securities Exchange Act of 1934, as amended.

Board Discretion to Implement Effective Reverse Stock Split

If the Reverse Stock Splits are approved by the stockholders of the Company at the Annual Meeting, the Effective Reverse Stock Split will be effected, if at all, only upon a subsequent determination by the Board that one of the Reverse Stock Splits (with an exchange ratio and reduction in authorized Common Stock determined by the Board as described above) is in the best interests of the Company and its stockholders. Such determination will be based upon many factors, including existing and expected marketability and liquidity of the Common Stock, prevailing market conditions and the likely effect on the market price of the Common Stock. Notwithstanding approval of the Reverse Stock Splits by the stockholders, the Board may, in its sole discretion, abandon all of the proposed amendments and determine prior to the effectiveness of any filing with the Delaware Secretary of State not to effect any of the Reverse Stock Splits, as permitted under Section 242(c) of the Delaware General Corporation Law. If the Board fails to implement any of the Reverse Stock Splits before the next annual meeting, further stockholder approval would be required prior to implementing any reverse stock split.

Effects of the Reverse Stock Split

After the Effective Reverse Stock Split, each stockholder will own a reduced number of shares of Common Stock. However, the Effective Reverse Stock Split will affect all of the Company's stockholders uniformly and will not affect any stockholder's percentage ownership in the Company, except to the extent that the Effective Reverse Stock Split results in any of the Company's stockholders owning a fractional share as described below. The number of stockholders of record would not be affected by the Effective Reverse Stock Split, except to the extent that any stockholder holds only a fractional share interest and receives cash for such interest after the proposed reverse stock split.

Proportionate voting rights and other rights of the holders of Common Stock would not be affected by the Effective Reverse Stock Split (other than as a result of the payment of cash in lieu of fractional shares as described below). For example, a holder of 2% of the voting power of the outstanding shares of Common Stock immediately prior to the Effective Reverse Stock Split would continue to hold 2% of the voting power of the outstanding shares of Common Stock after the Effective Reverse Stock Split. At the time of the Effective Reverse Stock Split, the number of authorized shares of the Company's Common Stock would be reduced from 200,000,000 to 170,000,000, 127,000,000, 102,000,000 or 84,000,000, as described above. Despite this reduction, the number of authorized but unissued shares of Common Stock would be increased significantly by an Effective Reverse Stock Split. For example, based on the 132,245,319 shares of Common Stock outstanding on July 23, 2007 and the 200,000,000 shares of Common Stock that are authorized under the Restated Certificate of Incorporation, a six-for-one Effective Reverse Stock Split (and corresponding reduction in authorized Common Stock to 84,000,000) would have the effect of increasing the number of authorized but unissued and unreserved shares of Common Stock from 12,131,692 to 52,688,617. The Board currently has no plans regarding the issuance of such additional authorized but unissued shares.

The issuance in the future of any additional authorized shares may have the effect of diluting the earnings per share and book value per share, as well as the stock ownership and voting rights, of the currently outstanding shares of Common Stock.

The increase in the number of authorized but unissued shares of Common Stock may also be construed as having an anti-takeover effect by permitting the issuance of shares to purchasers who might oppose a hostile takeover bid or oppose any efforts to amend or repeal certain provisions of the Company's Restated Certificate of Incorporation or Bylaws. The increased number of authorized but unissued shares as a result of the Effective Reverse Stock Split would give the Company's management more flexibility to resist or frustrate a third-party takeover bid that provides an above-market premium that is favored by a majority of the independent stockholders. Any such anti-takeover effect of a reverse stock split would be in addition to existing anti-takeover provisions of the Company's Restated Certificate of Incorporation and Bylaws, which include i) the classification of the Company's Board into three classes such that only one of three classes is elected each year, so that it would take at least two years to replace a majority of the Company's directors; ii) advance notice provisions in the Company's Bylaws, which limit the business that may be brought at an annual meeting and place procedural restrictions on the ability of stockholders to nominate directors and iii) provisions that prohibit the Company's stockholders from calling special meetings or acting by written consent.

The Effective Reverse Stock Split would reduce the number of shares of Common Stock available for issuance under the Company's 2004 Equity Incentive Plan, as amended (the "Plan") and its 2000 Employee Stock Purchase Plan (the "ESPP") in proportion to the exchange ratio of the Effective Reverse Stock Split. The number of shares of Common Stock currently authorized for issuance but unissued at June 30, 2007 under the Plan and the ESPP respectively is 8,900,806 (prior to giving effect to the Effective Reverse Stock Split, and prior to giving effect to Proposal 3 below but including 7,000,000 shares that is the maximum estimated number of shares that may be added to the ESPP pursuant to the evergreen provision in the ESPP).

The Company also has outstanding convertible debt convertible into shares of Common Stock that, together with interest on such debt that the Company may elect to pay using shares of its Common Stock and certain additional payments it may become obligated to make in connection with such debt if certain change of control events occur, total approximately 24,168,251 shares, and certain stock options and warrants to purchase approximately 22,553,932 shares of Common Stock. Under the terms of the various instruments governing the Company's outstanding convertible debt, stock options and warrants, the Effective Reverse Stock Split will effect a reduction in the number of shares of Common Stock issuable upon the conversion of such convertible debt or upon the exercise of such stock options and warrants, as the case may be, in proportion to the exchange ratio of the Effective Reverse Stock Split. The Effective Reverse Stock Split will effect a proportionate increase in the conversion price of such convertible debt and the exercise price of the Company's outstanding stock options and warrants. In connection with the Effective Reverse Stock Split, the number of shares of Common Stock issuable upon exercise or conversion of outstanding stock options and warrants will be rounded to the nearest whole share, and no cash payment will be made in respect of such rounding.

The following table contains approximate information relating to the Common Stock under each of the proposed amendments based on share information as of July 23, 2007:

	Pre-Reverse Split	3-for-1	4-for-1	5-for-1	6-for-1
Authorized	200,000,000	170,000,000	127,000,000	102,000,000	84,000,000
Outstanding	132,245,319	44,081,773	33,061,329	26,449,063	22,040,886
Stock held in treasury	—	—	—	—	—
Reserved for future issuance pursuant to employee benefit plans	8,900,806	2,966,935	2,225,201	1,780,161	1,483,467
Reserved for future issuance pursuant to outstanding convertible debt, options and warrants	46,722,183	15,574,061	11,680,545	9,344,436	7,787,030
Authorized but unissued and unreserved	12,131,692	107,377,231	80,032,925	64,426,340	52,688,617

No fractional shares of Common Stock will be issued in connection with the proposed Effective Reverse Stock Split. Holders of Common Stock who would otherwise receive a fractional share of Common Stock pursuant to the Effective Reverse Stock Split will receive cash in lieu of the fractional share as explained more fully below.

If the Reverse Stock Split is implemented, some stockholders may consequently own less than one hundred shares of Common Stock. A purchase or sale of less than one hundred shares (an "odd lot" transaction) may result in incrementally higher trading costs through certain brokers, particularly "full service" brokers. Therefore, those stockholders who own less than one hundred shares following the Effective Reverse Stock Split may be required to pay modestly higher transaction costs should they then determine to sell their shares in the Company.

The Common Stock is currently registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Company is subject to the periodic reporting and other requirements of the Exchange Act. The Effective Reverse Stock Split would not affect the registration of the Common Stock under the Exchange Act. After the Effective Reverse Stock Split, the Common Stock would continue to be reported on the Global Market under the symbol "MGRM" (although Nasdaq would likely add the letter "D" to the end of the trading symbol for a period of 20 trading days to indicate that the Effective Reverse Stock Split has occurred).

Stockholders should note that the effect of the Effective Reverse Stock Split upon the market prices for the Common Stock cannot be accurately predicted, and the history of similar stock split combinations for companies in like circumstances is varied. In particular, there is no assurance that the price per share of the Common Stock after the Effective Reverse Stock Split will be four, five or six times, as applicable, the price per share of the Common Stock immediately prior to the Effective Reverse Stock Split. Furthermore, there can be no assurance that the market price of the Common Stock immediately after the proposed Effective Reverse Stock Split will be maintained for any period of time. Even if an increased share price can be maintained, the Effective Reverse Stock Split may not achieve the other desired results which have been outlined above. Moreover, because some investors may view an Effective Reverse Stock Split negatively, there can be no assurance that approval of the Reverse Stock Splits will not adversely impact the market price of the Common Stock or, alternatively, that the market price following the Effective Reverse Stock Split will either exceed or remain in excess of the current market price.

Effective Date

If the proposed Reverse Stock Splits are approved at the Annual Meeting and the Board of Directors elects to proceed with the Reverse Stock Split in one of the approved ratios, the Effective Reverse Stock Split would become effective as of 5:00 p.m. Eastern time on the date of filing (the "Effective Date") of the applicable Certificate of Amendment to the Restated Certificate of Incorporation with the office of the Secretary of State of the State of Delaware. Except as explained below with respect to fractional shares, on the Effective Date, shares of Common Stock issued and outstanding immediately prior thereto will be, automatically and without any action on the part of the stockholders, combined and converted into new shares of Common Stock in accordance with the Effective Reverse Stock Split ratio determined by the Board among the choices set forth in this Proposal. If the Board fails to implement any of the Reverse Stock Splits before the next annual meeting, further stockholder approval would be required prior to implementing any reverse stock split.

Exchange of Stock Certificates

Shortly after the Effective Date, each holder of record of an outstanding certificate theretofore representing shares of Common Stock will receive from the Company's exchange agent (the "Exchange Agent") for the Effective Reverse Stock Split, instructions for the surrender of such certificate to the Exchange Agent. Such instructions will include a form of Transmittal Letter to be completed and returned to the Exchange Agent. As soon as practicable after the surrender to the Exchange Agent of any certificate that prior to the Effective Reverse Stock Split represented shares of Common Stock, together with a duly executed Transmittal Letter and any other documents the Exchange Agent may specify, the Exchange Agent shall deliver to the person in whose name such certificate had been issued certificates registered in the name of such person representing the number of full shares of Common Stock into which the shares of Common Stock previously represented by the surrendered certificate shall have been reclassified and a check for any amounts to be paid in cash in lieu of any fractional share. Each certificate representing shares of Common Stock issued in connection with the Effective Reverse Stock Split will continue to bear any legends restricting the transfer of such shares that were borne by the surrendered certificates representing the shares of Common Stock. Until surrendered as contemplated herein, each certificate that immediately prior to the Effective Reverse Stock Split represented any shares of Common Stock shall be deemed at and after the Effective Reverse Stock Split to represent the number of full shares of Common Stock contemplated by the preceding sentence.

No service charges, brokerage commissions or transfer taxes shall be payable by any holder of any certificate that prior to approval of the Effective Reverse Stock Split represented any shares of Common Stock, except that if any certificates of Common Stock are to be issued in a name other than that in which the certificates for shares of Common Stock surrendered are registered, it shall be a condition of such issuance that (i) the person requesting such issuance shall pay to the Company any transfer taxes payable by reason thereof (or prior to transfer of such certificate, if any) or establish to the satisfaction of the Company that such taxes have been paid or are not payable, (ii) such transfer shall comply with all applicable federal and state securities laws, and (iii) such surrendered certificate shall be properly endorsed and otherwise be in proper form for transfer.

No Appraisal Rights

Under Delaware law, stockholders of the Company would not be entitled to dissenter's or appraisal rights with respect to an Effective Reverse Stock Split.

Cash Payment In Lieu Of Fractional Shares

No fractional shares of Common Stock will be issued as a result of the Effective Reverse Stock Split. Instead, in lieu of any fractional shares to which a holder of Common Stock would otherwise be entitled as a result of the Effective Reverse Stock Split, the Company shall pay cash equal to such fraction multiplied by the average of the high and low trading prices of the Common Stock on the Global Market during regular trading hours for the five trading days immediately preceding the Effective Time. As of August 3, 2007, there were approximately 263 stockholders of record of the Common Stock. Upon stockholder approval of this proposal, if the Board of Directors elects to implement the Effective Reverse Stock Split at an exchange ratio of 6:1, 5:1, 4:1, or 3:1 stockholders owning less than six, five, four or three shares, respectively, of Common Stock prior to the Effective Reverse Stock Split would be eliminated. As a result of the reverse stock split, the Company estimates that cashing out fractional stockholders could reduce the number of stockholders of record to 182 stockholders if the Board selects the maximum reverse split ratio of 6:1.

Federal Income Tax Consequences

The following description of the material federal income tax consequences of the Effective Reverse Stock Split is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practices as in effect on the date of this Proxy Statement. Changes to the laws could alter the tax consequences described below, possibly with retroactive effect. The Company has not sought and will not seek an opinion of counsel or a ruling from the Internal Revenue Service regarding the federal income tax consequences of the Effective Reverse Stock Split. This discussion is for general information only and does not discuss the tax consequences which may apply to special classes of taxpayers (e.g., non-resident aliens, broker/dealers or insurance companies). The state and local tax consequences of the Effective Reverse Stock Split may vary significantly as to each stockholder, depending upon the jurisdiction in which such stockholder resides. Stockholders are urged to consult their own tax advisors to determine the particular consequences to them.

In general, the federal income tax consequences of the Effective Reverse Stock Split will vary among stockholders depending upon whether they receive cash for fractional shares or solely a reduced number of shares of Common Stock in exchange for their old shares of Common Stock. The Company believes that because the Effective Reverse Stock Split is not part of a plan to increase periodically a stockholder's proportionate interest in the Company's assets or earnings and profits, the Effective Reverse Stock Split will likely have the following federal income tax effects: A stockholder who receives solely a reduced number of shares of Common Stock will not recognize gain or loss. In the aggregate, such a stockholder's basis in the reduced number of shares of Common Stock will equal the stockholder's basis in its old shares of Common Stock. A stockholder who receives cash in lieu of a fractional share as a result of the Effective Reverse Stock Split will generally be treated as having received the payment as a distribution in redemption of the fractional share, as provided in Section 302(a) of the Code, which distribution will be taxed as either a distribution under Section 301 of the Code or an exchange to such stockholder, depending on that stockholder's particular facts and circumstances. Generally, a stockholder receiving such a payment should recognize gain or loss equal to the difference, if any, between the amount of cash received and the stockholder's basis in the fractional share. In the aggregate, such a stockholder's basis in the reduced number of shares of Common Stock will equal the stockholder's basis in its old shares of Common Stock decreased by the basis allocated to the fractional share for which such stockholder is entitled to receive cash, and the holding period of the post-Effective Reverse Stock Split shares received will include the holding period of the pre-Effective Reverse Stock Split shares exchanged.

The Company will not recognize any gain or loss as a result of the Effective Reverse Stock Split.

Required Vote

The affirmative vote of the holders of a majority of the shares of the Common Stock outstanding on the record date will be required to approve the Reverse Stock Splits and the amendment to the Restated Certificate of Incorporation to effect the Effective Reverse Stock Split. As a result, abstentions and broker non-votes will have the same effect as "Against" votes.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.

PROPOSAL 3

APPROVAL OF AMENDMENT AND RESTATEMENT OF 2004 EQUITY INCENTIVE PLAN

In July 2007, our Board of Directors authorized, subject to stockholder approval, the amendment and restatement of our 2004 Equity Incentive Plan (the "Incentive Plan"), to do the following:

- increase the share reserve under the Incentive Plan by 5,000,000 shares and, if we effect a reverse stock split, then by an additional 17,000,000 shares, for an aggregate increase of 22,000,000 shares (as determined on a pre-split basis);
- provide that if any shares subject to a stock award are not delivered to a participant because such shares are withheld for the payment of taxes or the stock award is exercised through a "net exercise", the number of shares that are not delivered to the participant shall not remain available for the grant of awards under the Incentive Plan and that if the exercise of any stock award is satisfied by tendering shares of Common Stock held by the participant, the number of shares tendered shall not remain available for the grant of awards under the Incentive Plan;
- expand the type and nature of awards available for grant under the Incentive Plan to include performance stock awards and performance cash awards;
- increase the maximum annual share limitation for grants of stock options and stock appreciation rights by 22,000,000 shares and set maximum annual limitations for performance stock awards and performance cash awards at 15,000,000 shares and $10,000,000, respectively;
- increase the maximum number of shares that may be issued pursuant to the exercise of incentive stock options by 22,000,000 shares; and
- prohibit repricings without advance stockholder approval.

Description of the Incentive Plan

The essential features of the Incentive Plan are outlined below. All share numbers referred to in this Proposal 3 are on a pre-split basis, and will be adjusted if the reverse stock split described in Proposal 2 is effected. The discussion below is qualified in its entirety by reference to the Incentive Plan, a copy of which is attached as Appendix B to this proxy statement.

General

The Incentive Plan provides for the grant of the following:

- Incentive stock options, as defined under the Internal Revenue Code, which may be granted solely to our employees, including officers; and
- Nonstatutory stock options, stock purchase awards, stock bonus awards, stock appreciation rights, stock unit awards and other stock awards, which may be granted to our directors, consultants and employees, including officers.

Incentive stock options granted under the Incentive Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Nonstatutory stock options granted under the Incentive Plan are not intended to qualify as incentive stock options under the Code. See the section titled "*Federal Income Tax Information*" on page 27 for a discussion of the tax treatment of awards.

Purpose

Our Board adopted the Incentive Plan to provide a means by which our employees, directors and consultants may be given an opportunity to purchase our stock, to secure and retain the services of such persons and to provide incentives for such persons to exert maximum efforts for our success. All of our approximately 344 current employees, directors and consultants are eligible to participate in the Incentive Plan.

Administration

Our Board administers the Incentive Plan. Subject to the provisions of the Incentive Plan, the Board has the power to construe and interpret the Incentive Plan and to determine the persons to whom and the dates on which awards will be granted, the number of shares of Common Stock to be subject to each award, the time or times during the term of each award within which all or a portion of such award may be exercised, the type of consideration and other terms of the award. Subject to the limitations set forth below, the Board or its authorized committee will also determine the exercise price of options granted under the Incentive Plan.

Our Board has the power to delegate administration of the Incentive Plan to a committee composed of not fewer than one member of the Board. In the discretion of the Board, a committee may consist solely of two or more outside directors in accordance with Section 162(m) of the Code or solely of two or more non-employee directors in accordance with Rule 16b-3 of the Exchange Act. Our Board has delegated administration of the Incentive Plan to the Compensation Committee of the Board. As used herein with respect to the Incentive Plan, the "Board" refers to any committee the Board appoints as well as to the Board itself. Subject to certain limitations, the Board may also delegate to one or more officers the authority to do one or both of the following (i) designate officers and employees to be recipients of stock awards and (ii) determine the number of shares of Common Stock to be subject to such stock awards granted to such officers and employees. Such officer would be able to grant only the number of stock awards specified by the Board, and such officer would not be allowed to grant a stock award to himself or herself.

The regulations under Section 162(m) of the Code require that the directors who serve as members of the committee must be "outside directors." The Incentive Plan provides that, in the Board's discretion, directors serving on the committee may be "outside directors" within the meaning of Section 162(m). This limitation would exclude from the committee directors who are (i) current employees of the Company or an affiliate, (ii) former employees of the Company or an affiliate receiving compensation for past services (other than benefits under a tax-qualified pension Incentive Plan), (iii) current and former officers of the Company or an affiliate, (iv) directors currently receiving direct or indirect remuneration from the Company or an affiliate in any capacity (other than as a director), and (v) any other person who is otherwise not considered an "outside director" for purposes of Section 162(m).

Stock Subject to the Incentive Plan

As of June 30, 2007, options to purchase approximately 21,835,282 shares of Common Stock were outstanding at a weighted average exercise price of $2.56 per share and with a weighted average remaining life of 5.79 years and only 277,244 shares of Common Stock (plus any shares that might in the future be returned to the Incentive Plan as a result of cancellation or expiration of awards) remained available for future grants under the Incentive Plan. A total of 132,243,102 shares of Common Stock were outstanding as of June 30, 2007. Upon approval of this Proposal 3, then an additional 5,000,000 shares will become available for future grants under the Incentive Plan and, if we effect a reverse stock split, an additional 17,000,000 shares (in addition to the 5,000,000 share increase and as determined on a pre-split basis) will become available for future grants under the Incentive Plan.

If Proposal 3 is approved by our stockholders, then an aggregate of 17,500,000 shares of Common Stock will be reserved for issuance under the Incentive Plan. In addition, if this Proposal 3 is approved, then, upon the effectiveness of a reverse stock split, an aggregate of 34,500,000 shares of Common Stock (as determined on a pre-split basis) will be reserved for issuance under the Incentive Plan. Also, the shares reserve shall be increased from time to time by: (A) a number of shares equal to the number of shares of Common Stock that (i) are issuable pursuant to options or stock award agreements outstanding under our 2000 Equity Incentive Plan, as amended (the "2000 Plan") and (ii) but for the termination of the 2000 Plan, would otherwise have reverted to the share reserve of the 2000 Plan pursuant to subsection 4(b) thereof; and (B) a number of shares equal to the number of shares of Common Stock that (i) are issuable pursuant to outstanding options that we assumed in connection with our acquisition of ACLARA and (ii) but for the termination of the ACLARA stock option plans, would otherwise have reverted to the share reserve of the applicable ACLARA stock option plan pursuant to the provisions thereof. The number of shares available for issuance under the Incentive Plan will be reduced by: (i) one (1) share for each share of Common Stock covered by an option or stock appreciation right; and (ii) one and one-half (1.5) shares for each share of Common Stock issued pursuant to other stock awards.

Shares subject to options and stock awards that expire, terminate, are repurchased, or are forfeited under the Incentive Plan will again become available for the grant of awards under the Incentive Plan at the rate of (i) one (1) share for each share of Common Stock covered by an option or stock appreciation right; and (ii) one and one-half (1.5) shares for each share of Common Stock issued pursuant to other stock awards. Shares issued under the Incentive Plan may be previously unissued shares or reacquired shares bought on the market or otherwise. If any shares subject to a stock award are not delivered to a participant because such shares are withheld for the payment of taxes or the stock award is exercised through a "net exercise", the number of shares that are not delivered to the participant shall not remain available for the grant of awards under the Incentive Plan. If the exercise of any stock award is satisfied by tendering shares of Common Stock held by the participant, the number of shares tendered shall not remain available for the grant of awards under the Incentive Plan.

If this Proposal 3 is approved by our stockholders, then the maximum number of shares that may be issued under the Incentive Plan subject to incentive stock options is 38,000,000 shares.

Eligibility

Incentive stock options may be granted under the Incentive Plan only to employees (including officers) of the Company and its affiliates. Employees (including officers), directors, and consultants of both the Company and its affiliates are eligible to receive all other types of awards under the Incentive Plan.

No incentive stock option may be granted under the Incentive Plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of the Company or any affiliate, unless the exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under the Incentive Plan and all other such plans of the Company and its affiliates) may not exceed $100,000.

No employee may be granted options or stock appreciation rights under the Incentive Plan exercisable for more than 32,000,000 shares of Common Stock during any calendar year ("Section 162(m) Limitation").

Options

The following is a description of the permissible terms of options under the Incentive Plan. Individual option grants may be more restrictive as to any or all of the permissible terms described below.

Exercise Price; Payment. The exercise price of an incentive stock option or nonstatutory stock option may not be less than 100% of the fair market value of the stock subject to the option on the date of the grant and, in some cases (see " *Eligibility*" above), may not be less than 110% of such fair market value. As of July 26, 2007, the closing price of our Common Stock as reported on the Nasdaq Global Market was $1.72 per share.

Acceptable consideration for the purchase of Common Stock issued pursuant to an option granted under the Incentive Plan will be determined by the Board and may include cash, Common Stock previously owned by the optionee, the net exercise of the option, consideration received in a "cashless" broker-assisted sale and any other legal consideration approved by the Board.

Option Exercise. Options granted under the Incentive Plan may become exercisable in cumulative increments ("vest") as determined by the Board. The Board has the power to accelerate the time during which an option may vest or be exercised. In addition, options granted under the Incentive Plan may permit exercise prior to vesting, but in such event the participant may be required to enter into an early exercise stock purchase agreement that allows us to repurchase unvested shares should the participant's service terminate before vesting. To the extent provided by the terms of an option, we may satisfy any federal, state or local tax withholding obligation relating to the exercise of such option by requiring a cash payment upon exercise, by withholding a portion of the stock otherwise issuable to the participant upon exercise or by such other method as may be set forth in a specific option agreement.

Term. The maximum term of options under the Incentive Plan is 8 years, except that in certain cases (see "*Eligibility*" above) the maximum term is five years. Options under the Incentive Plan generally terminate 90 days after termination of the participant's service without cause unless (i) such termination is due to the participant's disability, in which case the option may, but need not, provide that it may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within 12 months of such termination; (ii) the participant dies before the participant's service has terminated, or within three months after termination of such service, in which case the option may, but need not, provide that it may be exercised (to the extent the option was exercisable at the time of the participant's death) within 18 months of the participant's death by the person or persons to whom the rights to such option pass by will or by the laws of descent and distribution; or (iii) the option by its terms specifically provides otherwise. Individual option grants by their terms may provide for exercise within a longer period of time following termination of service. If an optionee's service with the Company or any affiliate ceases with cause, the option will terminate at the time the optionee's service ceases. In no event may an option be exercised after its expiration date.

A participant's option agreement may provide that if the exercise of the option following the termination of the participant's service would be prohibited because the issuance of stock would violate the registration requirements under the Securities Act, then the option will terminate on the earlier of (i) the expiration of the term of the option or (ii) three months after the termination of the participant's service during which the exercise of the option would not be in violation of such registration requirements.

Restrictions on Transfer. Incentive stock options are not transferable except by will or by the laws of descent and distribution, provided that a participant may designate a beneficiary who may exercise an option following the participant's death. Nonstatutory stock options are transferable to the extent provided in the option agreement.

Stock Purchase or Bonus Awards

Stock purchase or bonus awards are granted through a purchase or bonus award agreement.

Payment. Subject to certain limitations, the purchase price for stock purchase or bonus awards must be at least the par value of our Common Stock. The purchase price for a stock purchase award may be payable in cash, or any other form of legal consideration approved by the Board. Stock bonus awards may be granted in consideration for the recipient's past services for the Company.

Vesting. Common stock under a stock purchase or bonus award agreement may be subject to a share repurchase option or forfeiture right in the Company's favor, each in accordance with a vesting schedule. If a recipient's service relationship with us terminates, we may reacquire or receive via forfeiture all of the shares of our Common Stock issued to the recipient pursuant to a stock purchase or bonus award that have not vested as of the date of termination. Rights to acquire shares under a stock purchase or bonus award may be transferred to the extent provided in the award agreement so long as the Common Stock awarded pursuant to the grant remains subject to the terms of the original award agreement. The Board has the power to accelerate the vesting of stock acquired under a stock purchase or bonus award agreement.

Restrictions on Transfer. Rights under a stock bonus or restricted stock bonus agreement may be transferred only as expressly authorized by the terms of the applicable stock bonus or restricted stock purchase agreement.

Stock Appreciation Rights

Stock appreciation rights are granted through a stock appreciation right agreement. Each stock appreciation right is denominated in share of Common Stock equivalents. The strike price of each stock appreciation right is determined by the Board at the time of grant of the stock appreciation right, which shall be not less than 100% of the fair market value of the stock subject to the stock appreciation right on the date of grant. The Board may impose any restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. If a stock appreciation right recipient's relationship with the Company, or any affiliate of the Company, ceases for any reason, the recipient may exercise any vested stock appreciation right up to three months following cessation of service, unless the terms of the stock appreciation right agreement provide for earlier or later termination. Stock appreciation rights may be paid in our Common Stock, in cash, in any combination of the two or in any other form of legal consideration approved by the Board. The maximum term of stock appreciation rights under the Incentive Plan is 8 years.

Stock Unit Awards

Stock unit awards are purchased through a stock unit award agreement. Subject to certain limitations, the consideration, if any, for stock unit awards must be at least the par value of our Common Stock. The consideration for a stock unit award may be payable in any form acceptable to the Board and permitted under applicable law. The Board may impose any restrictions or conditions upon the vesting of stock unit awards, or that delay the delivery of the consideration after the vesting of stock unit awards, that it deems appropriate. Stock unit awards may be settled in our Common Stock, in cash, in any combination of the two or in any other form of legal consideration approved by the Board. Dividend equivalents may be credited in respect of shares covered by a stock unit award, as determined by the Board. At the discretion of the Board, such dividend equivalents may be converted into additional shares covered by the stock unit award. If a stock unit award recipient's service relationship with us terminates, any unvested portion of the stock unit award is forfeited upon the recipient's termination of service.

Performance Awards

The Incentive Plan provides for the grant of two types of performance awards: performance stock awards and performance cash awards. Performance awards may be granted, vest or be exercised based upon the attainment during a certain period of time of certain performance goals. All of our employees, directors and consultants are eligible to receive performance awards under the Incentive Plan. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained shall be determined by our Compensation Committee. The maximum amount to be granted to any individual in a calendar year attributable to such performance awards may not exceed 15,000,000 shares of our common stock in the case of performance stock awards, or $10,000,000 in the case of performance cash awards.

In granting a performance award, our Compensation Committee will set a period of time, or a performance period, over which the attainment of one or more performance goals will be measured for the purpose of determining whether the award recipient has a vested right in or to such performance award. Within the time period prescribed by Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code (typically before the 90th day of a performance period), our Compensation Committee will establish the performance goals, based upon one or more pre-established performance criteria enumerated in the Incentive Plan and described below. As soon as administratively practicable following the end of the performance period, our Compensation Committee will certify (in writing) whether the performance goals have been satisfied.

Performance goals under the Incentive Plan shall be determined by the our Compensation Committee, based on one or more of the following performance criteria which may be based on a company-wide basis, with respect to one or more business segments, business units or operational group divisions, affiliates or other defined portion of the business, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices: (i) net sales; (ii) revenue; (iii) revenue or product revenue growth; (iv) operating income or loss (before or after taxes); (v) pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); (vi) net earnings or loss; (vii) earnings or loss per share; (viii) net income or loss (before or after taxes); (ix) return on equity; (x) total stockholder return; (xi) return on assets or net assets; (xii) attainment of strategic and operational initiatives; (xiii) appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company; (xiv) market share; (xv) gross profits; (xvi) earnings or losses (including earnings or losses before taxes, earnings or losses before interest and taxes, earnings or losses before interest, taxes and depreciation or earnings or losses before interest, taxes, depreciation and amortization); (xvii) economic value-added models (or equivalent metrics); (xviii) comparisons with various stock market indices; (xix) reductions in costs; (xx) cash flow or cash flow per share (before or after dividends); (xxi) return on capital (including return on total capital or return on invested capital); (xxii) cash flow return on investment; (xxiii) improvement in or attainment of expense levels or working capital levels; (xxiv) operating margin; (xxv) gross margin; (xxvi) year-end cash; (xxvii) cash margin; (xxviii) debt reduction; (xxix) stockholder's equity; (xxx) market share; (xxxi) achievement of defined product development or clinical milestones; (xxxii) regulatory achievements including approvals; (xxxiv) progress of internal research, development or clinical programs; (xxxv) progress of partnered programs; (xxxvi) implementation or completion of projects and processes; (xxxvii) partner satisfaction; (xxxviii) budget management; (xxxix) clinical progress including timely completion of clinical trials; (xl) completion of submissions and other regulatory achievements; (xli) partner or collaborator achievements; (xlii) internal controls, including those related to the Sarbanes-Oxley Act of 2002; (xliii) financing; (xliv) investor relation, analysts and communication; (xlv) inlicensing; (xlvi) recruiting and maintaining personnel; and (xlvii) to the extent that a performance award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board.

Other Stock Awards

Other forms of stock awards based on our Common Stock may be granted either alone or in addition to other stock awards under the Incentive Plan. The Board has sole and complete authority to determine the persons to whom and the time or times at which such other stock awards will be granted, the number of shares of our Common Stock to be granted and all other conditions of such other stock awards.

Adjustment Provisions

Transactions not involving receipt of consideration by the Company, such as a merger, consolidation, reorganization, stock dividend, or stock split, may change the type(s), class(es) and number of shares of Common Stock subject to the Incentive Plan and outstanding awards. In that event, the Incentive Plan will be appropriately adjusted as to the type(s), class(es) and the maximum number of shares of Common Stock subject to the Incentive Plan and the Section 162(m) Limitation, and outstanding awards will be adjusted as to the type(s), class(es), number of shares and price per share of Common Stock subject to such awards.

Effect of Certain Corporate Transactions

In the event of certain corporate transactions, all outstanding stock awards under the Incentive Plan may be assumed, continued or substituted for by any surviving entity. If the surviving entity elects not to assume, continue or substitute for such awards, the vesting provisions of such stock awards will be accelerated and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction. A stock award may be subject to acceleration of vesting in the event of a change in control as may be provided in the applicable stock award agreement or other written agreement between the award recipient and the Company. The acceleration of an award in the event of a corporate transaction or a change in control event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of the Company.

Duration, Amendment and Termination

The Board may suspend or terminate the Incentive Plan without stockholder approval or ratification at any time or from time to time. Unless sooner terminated, the Incentive Plan will terminate in June 2014. The Board will have authority to amend or terminate the Incentive Plan. No amendment or termination of the Incentive Plan shall adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we will obtain stockholder approval of any such amendment to the Incentive Plan in such a manner and to such a degree as may be required.

Federal Income Tax Information

Incentive Stock Options. Incentive stock options under the Incentive Plan are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the Code. There generally are no federal income tax consequences to the participant or the Company by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any. If a participant holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the option is granted and more than one year from the date on which the shares are transferred to the participant upon exercise of the option, any gain or loss on a disposition of such stock will be a long-term capital gain or loss if the participant held the stock for more than one year.

Generally, if the participant disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), then at the time of disposition the participant will realize taxable ordinary income equal to the lesser of (i) the excess of the stock's fair market value on the date of exercise over the exercise price, or (ii) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year. We are not allowed an income tax deduction with respect to the grant or exercise of an incentive stock option, or the disposition of a share acquired on the exercise of an incentive stock option after the required holding periods. To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, however, we will generally be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options, Stock Purchase Awards, Stock Bonus Awards and Stock Unit Awards. Nonstatutory stock options, stock purchase awards, stock bonus awards and stock unit awards granted under the Incentive Plan generally have the following federal income tax consequences. There are no tax consequences to the participant or the Company by reason of the grant. Upon acquisition of the stock, the participant normally will recognize taxable ordinary income equal to the excess, if any, of the stock's fair market value on the acquisition date over the purchase price. However, to the extent the stock is subject to certain types of vesting restrictions, the taxable event will be delayed until the vesting restrictions lapse unless the participant elects to be taxed on receipt of the stock. With respect to employees, we are generally required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the participant.

Upon disposition of the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. Slightly different rules may apply to participants who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

Stock Appreciation Rights. No taxable income is realized upon the receipt of a stock appreciation right, but upon exercise of the stock appreciation right the fair market value of the shares (or cash in lieu of shares) received must be treated as compensation taxable as ordinary income to the participant in the year of such exercise. Generally, with respect to employees, we are required to withhold from the payment made on exercise of the stock appreciation right or from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, Section 162(m) of the Code and the satisfaction of a reporting obligation, we will be entitled to a business expense deduction equal to the taxable ordinary income recognized by the participant.

Potential Limitation on Company Deductions. Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from the Company, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. In accordance with Treasury Regulations issued under Section 162(m), compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if the award is granted by a compensation committee comprised solely of "outside directors" and either (i) the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, the per-employee limitation is approved by the stockholders, and the exercise price of the award is no less than the fair market value of the stock on the date of grant, or (ii) the award is granted (or exercisable) only upon the achievement (as certified in writing by the compensation committee) of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, and the award is approved by stockholders.

Performance stock awards and performance cash awards will qualify as performance-based compensation under the Treasury Regulations only if (i) the award is granted by a compensation committee comprised solely of "outside directors," (ii) the award is granted (or exercisable) only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, (iii) the compensation committee certifies in writing prior to the granting (or exercisability) of the award that the performance goal has been satisfied and (iv) prior to the granting (or exercisability) of the award, stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount—or formula used to calculate the amount—payable upon attainment of the performance goal).

A stock option or stock appreciation right may be considered "performance-based" compensation as described in the previous paragraph or by meeting the following requirements: (i) the award is granted by a compensation committee comprised solely of "outside directors," (ii) the incentive compensation plan contains a per-employee limitation on the number of shares for which stock options and stock appreciation rights may be granted during a specified period, (iIi) the material terms of the plan are approved by the stockholders, and (iv) the exercise price of the option or right is no less than the fair market value of the stock on the date of grant.

New Plan Benefits

As of the date hereof, no options or other stock awards have been granted on the basis of the share increase for which stockholder approval is sought under this Proposal 3. Accordingly, future benefits or amounts received are not determinable.

Required Vote

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on Proposal 3 will be required to approve the amendment and restatement of the Equity Plan. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 3.

Proposal 4

Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has selected PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2007 and has further directed that management submit the selection of our independent registered public accounting firm for ratification by the stockholders at the Annual Meeting.

On August 10, 2005, we dismissed Ernst & Young LLP as our independent registered public accounting firm, and on August 15, 2005 engaged PricewaterhouseCoopers LLP as our independent registered public accounting firm to audit our financial statements for the fiscal year ending December 31, 2005. PricewaterhouseCoopers LLP acted as the independent registered public accounting firm for ACLARA for the two fiscal years ended December 31, 2004. The dismissal of Ernst & Young LLP and the engagement of PricewaterhouseCoopers LLP were approved by the audit committee of the board of directors of the Company.

The audit reports of Ernst & Young LLP on our financial statements as of and for the fiscal year ended December 31, 2004 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During our last fiscal year ended December 31, 2004, and during the subsequent interim period preceding the dismissal of Ernst & Young LLP, there was no disagreement between us and Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Ernst & Young LLP's satisfaction, would have caused Ernst & Young LLP to make reference to the subject matter of the disagreement in connection with its reports on the financial statements of the Company for such years; and for the same periods there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

We provided Ernst & Young LLP with a copy of the disclosures in the foregoing paragraph, which were first made under Item 4.01 in a Current Report on Form 8-K that we filed with the SEC on August 16, 2005, and requested that Ernst & Young LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A letter from Ernst & Young LLP to the Securities and Exchange Commission, dated August 16, 2005, was attached as Exhibit 16.1 to the Current Report on Form 8-K that we filed with the SEC on August 16, 2005.

During our fiscal year ended December 31, 2004, and during the subsequent interim period preceding the engagement of PricewaterhouseCoopers LLP, we did not consult with PricewaterhouseCoopers LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on the our financial statements, or any other matters or reportable events described in Item 304(a)(2)(ii) of Regulation S-K.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither the Company's Bylaws nor other governing documents or law require stockholder ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm. However, the Audit Committee of the Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of us and our stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of PricewaterhouseCoopers LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Fees for audit services provided by PricewaterhouseCoopers LLP during 2006 totaled $0.85 million. Fees for audit services provided in 2005 were $0.59 million, of which $0.39 million was for services provided by Ernst & Young LLP and $0.20 million was for services provided by PricewaterhouseCoopers LLP. The fees for audit services included fees associated with the annual audit of the financial statements included in our Annual Report on Form 10-K, procedures related to attestation of management's assessment of the effectiveness of internal control over financial reporting under the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and the reviews of Monogram's quarterly reports on Form 10-Q and other SEC filings.

Audit-Related Fees

There were no fees for audit-related services in 2006 and 2005.

Tax Fees

There were no fees for tax related services in 2006 and 2005 paid to PricewaterhouseCoopers LLP or Ernst & Young LLP.

All Other Fees

There were no fees for other services not included above in 2006 and 2005.

All fees described above were pre-approved by the Audit Committee.

PRE -APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted a policy for the pre-approval of audit, review and attest services, as well as permitted non-audit services to be performed by our independent registered public accounting firm. The engagement to perform services may be approved on an explicit case-by-case basis before the independent registered public accounting firm is engaged to provide each service or the engagement may be pre-approved on a collective basis. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has delegated specific pre-approval authority for up to $50,000 to Ms. Kepner, the Chair of the Audit Committee. These pre-approvals are reported to the Audit Committee at its next scheduled meeting.

The Audit Committee has determined that the rendering of the services other than audit services by PricewaterhouseCoopers LLP and Ernst & Young LLP, as applicable, is compatible with maintaining the independent registered public accounting firms' independence.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 4.**

MANAGEMENT

Executive Officers

The following table sets forth information about our executive officers as of July 25, 2007:

Name	Age	Position
William D. Young	62	Chairman of the Board, Chief Executive Officer and Director
Michael P. Bates, M.D.	50	Vice President, Clinical Research
Tien T. Bui	42	Vice President, Medical Affairs
Michael J. Dunn	51	Chief Business Officer
Kathy L. Hibbs	43	Senior Vice President, General Counsel
Kenneth N. Hitchner	53	Vice President, Pharmaceutical Collaborations
Alfred G. Merriweather	53	Senior Vice President, Finance and Chief Financial Officer
Christos J. Petropoulos, Ph.D.	53	Vice President, Research and Development and Chief Scientific Officer
William J. Welch	45	Senior Vice President and Chief Commercial Officer
Jeannette Whitcomb, Ph.D.	46	Vice President, Operations
Patricia Wray	50	Vice President, Human Resources

William D. Young has served as our Chief Executive Officer since November 1999 and has served as the Chairman of the Board since May 1999. From March 1997 to October 1999, Mr. Young was Chief Operating Officer at Genentech, Inc., a biotechnology company. As COO at Genentech, Mr. Young was responsible for all of the company's development, operations and commercial functions. Mr. Young joined Genentech in 1980 as Director of Manufacturing and Process Sciences and held various executive positions prior to becoming COO. Prior to joining Genentech, Mr. Young was employed by Eli Lilly and Company for 14 years. Mr. Young is a member of the board of directors of Biogen IDEC, Inc. and Theravance, Inc. He received his bachelor's degree in chemical engineering from Purdue University, his M.B.A. from Indiana University and an honorary Doctorate in Engineering from Purdue University. He was elected to the National Academy of Engineering, USA, in 1993.

Michael P. Bates, M.D. joined our Clinical Research group as Medical Director in January 2001, was promoted to Senior Director in 2003 and was named Vice President of Clinical Research in June 2004. Prior to joining Monogram, Dr. Bates completed his internship and residency in Internal Medicine at the University of California, San Francisco, before pursuing fellowship training in Cardiology at Duke University in Durham, North Carolina, and in Infectious Diseases at the University of Washington in Seattle, Washington. Following two years on the junior faculty at the University of Washington and the Fred Hutchinson Cancer Research Center in Seattle, Dr. Bates moved to industry. Dr. Bates was Regional Medical Director/Medical Liaison for Roche, focusing on virology from February 1999 to December 2000.

Tien T. Bui joined Monogram as National Sales Director in November 2000, was named Vice President of Sales in September 2001 and became the Vice President of Sales and Marketing in November 2002 and was named Vice President of Medical Affairs in March 2006. Before joining Monogram, Ms. Bui was the Virology Sales Director for DuPont Pharmaceuticals' Western Business Unit. In addition to her most recent sales management position at DuPont, she served DuPont and DuPont-Merck Pharmaceuticals for over 10 years, from 1990 to 2000, in various sales and marketing roles, including: physician and hospital sales; clinical development and education; healthcare policy and government affairs; and strategic market development. Ms. Bui received her bachelor's degree in international business from San Francisco State University and also studied abroad at The University of Liege, Belgium.

Michael J. Dunn has served as our Chief Business Officer since our merger with ACLARA in December 2004. From April 2003 to December 2004, Mr. Dunn was Chief Business Officer for ACLARA BioSciences, Inc. From March 2002 to April 2003, Mr. Dunn served as Executive Vice President of Business Development for ActivX Bioscience, Inc., a biotechnology company. From July 1998 to March 2002, Mr. Dunn was Vice

President of Business Development for Aurora Biosciences Corporation, a biotechnology tools company. From 1995 to 1998, Mr. Dunn was Vice President of Business Development for SIBIA Neurosciences, Inc. Mr. Dunn has an M.B.A. from the University of San Diego and a B.A. in biology from the University of Chicago.

Kathy L. Hibbs joined Monogram as Vice President, General Counsel in April 2001, and was promoted to Senior Vice President in February 2007. Prior to joining Monogram, Ms. Hibbs was Vice President and General Counsel for Multitude, Inc., an Internet telecommunications company, which filed a petition for bankruptcy in 2001. Prior to that, from 1996 to 2000, she served as Senior Corporate Counsel at Varian Medical Systems, Inc., a leading manufacturer of integrated cancer therapy systems. At Varian, she was responsible for numerous legal matters including regulatory compliance, employment law, litigation and SEC reporting. Before her employment with Varian, Ms. Hibbs worked as a litigator for two California law firms and dealt with various legal issues, including civil rights and securities law. She received her J.D. degree from the University of California, Hastings College of Law, and her bachelor's degree in political science from the University of California, Riverside.

Kenneth N. Hitchner joined Monogram as Director of Project Management in May 1999 and was named Vice President of Pharmaceutical Collaborations in October 2003. From December 1997 to May 1999 Mr. Hitchner was the Director of Project Management at Gilead Sciences, a biopharmaceutical company. Prior to Gilead, he was with Genentech for fifteen years where he held a number of positions including the Director of Product Development and Global Project Leader. Mr. Hitchner received his bachelor's degree in Zoology from DePauw University and a Masters Degree in Biology from San Francisco State University.

Alfred G. Merriweather has served as our Chief Financial Officer since our merger with ACLARA in December 2004, and was promoted to Senior Vice President in February 2007. From December 2001 to December 2004, Mr. Merriweather served as Vice President, Finance, Chief Financial Officer and Secretary of ACLARA BioSciences, Inc. From 1999 to 2001, he was Vice President and Chief Financial Officer for Citadon, Inc., a software company. From 1996 to 1999, Mr. Merriweather was Vice President of Finance and Chief Financial Officer of Symphonix Devices, Inc., a manufacturer of implantable medical devices. From 1993 to 1996, Mr. Merriweather was Senior Vice President of Finance and Chief Financial Officer of LipoMatrix, Inc., a medical device company based in Neuchatel, Switzerland. Prior to that, Mr. Merriweather was Vice President of Finance and Chief Financial Officer of Laserscope, a manufacturer of surgical laser systems. Mr. Merriweather holds a B.A. from The University of Cambridge, England.

Christos J. Petropoulos, Ph.D. joined Monogram as our Director of Research and Development in August 1996, became Senior Director of Research and Development in September 1997, was named our Vice President, Research and Development in November 1999, was named our Vice President, Research and Development, Virology and Chief Scientific Officer in December 2004 and was named Vice President of Research and Development and Chief Scientific Officer in October 2005. From 1992 to 1996, Dr. Petropoulos was a scientist at Genentech where he headed the Molecular Virology Laboratory and the Research Virology and Molecular Detection Laboratories from 1994 to 1996. Dr. Petropoulos received his Ph.D. in molecular and cell biology from Brown University.

William J. Welch has served as our Senior Vice President and Chief Commercial Officer since September 2005. From 1998 to 1999 and from 2001 to August 2005, Mr. Welch was with LaJolla Pharmaceutical, Inc., most recently as Vice President, Sales & Marketing. From 1999 to 2001, Mr. Welch was Vice President of Global Marketing for Dade Behring MicroScan where he managed marketing and strategic development for a $150 million business. From 1993 to 1998, Mr. Welch held a number of management positions with Abbott Laboratories, including General Manager of the Ambulatory Infusion Systems Division. Mr. Welch holds a B.S. from the University of California at Berkeley and an M.B.A. from Harvard University.

Jeannette M. Whitcomb, Ph.D. joined Monogram as one of the first scientists in the Research and Development department in 1996, transitioned to the Operations group in 2002 and was named Vice President of Operations in June 2003. Prior to joining Monogram, Dr. Whitcomb was a Postdoctoral Fellow in Dr. Stephen H.

Hughes' lab at the National Cancer Institute—Frederick Cancer Research and Development Center. Prior to that, she was a Fogerty Fellow in Dr. Peter A. Cerutti's lab at the Swiss Institute for Experimental Cancer Research in Lausanne, Switzerland. Dr. Whitcomb received her bachelor's degree in Biology from Widener University in Chester, Pennsylvania and her Ph.D. in Microbiology and Immunology from Temple University School of Medicine in Philadelphia.

Patricia Wray is the Vice President, Human Resources. She has overseen Monogram's Human Resources function in a number of capacities since 1998, beginning as our Senior Director of Human Resources prior to being named our Vice President of Human Resources in November 1999. In February of 2003 Ms. Wray's role was converted to a consultant to the Company. In September of 2004 she returned as the Senior Director until again being named our Vice President of Human Resources in September 2006. Prior to joining Monogram, Ms. Wray held a number of positions at Genentech including Director of Employee Relations and Training from 1989 to 1997. From 1981 to 1989, Ms. Wray worked as Employee Relations Manager at Hewlett Packard in both the Networking and Analytical Instrument Divisions. She received her Masters degree from Michigan State University, and a B.S. in Horticulture from University of Delaware.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our Common Stock as of June 30, 2007 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all of our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our Common Stock.

Beneficial ownership is determined according to the rules of the Securities and Exchange Commission, and generally means that a person has beneficial ownership of a security and warrants if he or she possesses sole or shared voting or investment power of that security, and includes options and warrants that are currently exercisable or exercisable within 60 days of June 30, 2007. Some of the information with respect to beneficial ownership has been furnished to us by each director, officer or 5% or more stockholder, as the case may be. Except as otherwise indicated, we believe that the beneficial owners of the Common Stock listed below, based on the information each of them has given us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

This table lists applicable percentage ownership based on 132,243,102 shares of Common Stock outstanding as of June 30, 2007. Options and warrants to purchase shares of the Common Stock that are exercisable within 60 days of June 30, 2007, are deemed to be beneficially owned by the persons holding these options and warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage. Shares underlying options, warrants and convertible securities that are deemed beneficially owned are listed in this table separately in the column labeled "Shares Subject to Options, Warrants and Convertible Securities." These shares are included in the number of shares listed in the column labeled "Total Number."

	Shares Beneficially Owned (1)		
Name of Beneficial Owner	Total Number	Shares Subject to Options, Warrants and Convertible Securities	Percent of Class Beneficially Owned
5% Stockholders			
Entities affiliated with Stephens Investment Management LLC (2)	9,566,660	—	7.2%
Federated Investors, Inc. (3)	23,441,600	—	17.7%
Kenneth F. Siebel (4)	9,692,400	—	7.3%
Pfizer, Inc. (5)	12,274,296	9,242,828	8.7%
Entities affiliated with Highbridge International LLC (6)	11,904,761	11,904,761	8.3%
Directors and Executive Officers			
William D. Young (7)	3,012,991	2,753,125	2.2%
Alfred G. Merriweather (8)	828,858	805,937	*
Christos J. Petropoulos, Ph.D. (9)	709,120	646,251	*
Kathy L. Hibbs (10)	481,853	461,145	*
William J. Welch (11)	214,155	208,333	*
Cristina H. Kepner	194,183	133,333	*
David H. Persing, M.D., Ph.D.	143,333	133,333	*
William Jenkins, M.D.	133,333	133,333	*
Edmon R. Jennings	124,433	123,333	*
Thomas R. Baruch, J.D. (12)	531,877	129,933	*
John D. Mendlein, J.D., Ph.D.	180,933	180,933	*
All directors and executive officers as a group (17 persons)	9,360,291	8,196,620	7.0%

* *Less than one percent.*

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission (the "SEC"). Unless otherwise indicated, the address of each person in this table is c/o Monogram, Inc., 345 Oyster Point Boulevard, South San Francisco, California 94080.

(2) Stephens Investment Management LLC, as general partner and investment manager of certain client accounts, may be deemed to have the power to direct the voting or disposition of the Company's Common Stock held by such accounts. Therefore, Stephens Investment Management LLC, as those accounts' general partner and investment manager, and Paul Stephens, Brad Stephens and Bart Stephens, as managing members and owners of Stephens Investment Management LLC, may be deemed to beneficially own the Common Stock owned by those accounts. Paul Stephens holds 534,462 of the Company's Common Stock personally. The business address for Stephens Investment Management LLC is One Sansome Street, Suite 2900, San Francisco, CA 94104. This information is based solely on a Schedules 13G filed with the SEC on February 12, 2007.

(3) The business address for Federated Investors, Inc. is Federated Investor Tower, Pittsburgh, PA 15222-3779. This information is based solely on a Schedule 13G/A filed with the SEC on February 13, 2007.

(4) The shares include shares beneficially owned directly and indirectly by Mr. Siebel, including shares of the Company's Common Stock beneficially owned by Private Wealth Partners LLC, a California limited liability company and a registered investment adviser ("IA"). Mr. Siebel controls IA by virtue of Mr. Siebel's position as a majority managing member of IA. IA acts as an investment advisor to PWP Partnership Fund, LLC and manages discretionary client accounts that include shares of the Company's Common Stock. The business address for Kenneth F. Siebel is 80 E. Sir Francis Drake Blvd., 4th Fl., Larkspur, CA 94939. This information is based solely on a Schedule 13G filed with the SEC on June 12, 2007.

(5) The total number of shares beneficially owned represents 9,242,828 shares of Common Stock that are initially issuable upon conversion of the Amended and Restated 3.0% Senior Secured Convertible Note due May 19, 2010, issued by the Company to Pfizer, Inc. on May 5, 2006 and amended and restated in January of 2007, at $2.7048 per share, 422,773 shares of Common Stock issued in connection with quarterly interest payments on the Note, and 2,608,695 shares of Common Stock owned by Pfizer Overseas Pharmaceuticals, a wholly-owned subsidiary of Pfizer, Inc. The information regarding the Pfizer Overseas Pharmaceuticals shares is based solely on a Schedule 13D/A filed with the SEC on February 11, 2005. The business address for Pfizer Inc. and Pfizer Overseas Pharmaceuticals is 235 East 42nd Street, New York, New York 10017.

(6) These shares are issuable upon conversion of a 0% Senior Unsecured Note issued by the Company to Highbridge International, LLC on January 12, 2007. Includes 11,309,523 shares issuable to Highbridge International LLC. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC. Also includes 595,238 shares issuable to Highbridge Convertible Arbitrage Master Fund, L.P. Highbridge Capital Management, LLC is the trading manager of Highbridge Convertible Arbitrage Master Fund, L.P. and has voting control and investment discretion over the securities held by Highbridge Convertible Arbitrage Master Fund, L.P. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge Convertible Arbitrage Master Fund, L.P. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge Convertible Arbitrage Master Fund, L.P. Pursuant to the terms of an Indenture, dated January 12, 2007, up to 1,279,650 additional shares may be issued to Highbridge International LLC and up to 67,350 additional shares may be issued to Highbridge Convertible Arbitrage Master Fund, L.P. upon conversion of the 0% Senior Unsecured Note upon certain change of control events. The business address

for Highbridge International, LLC is c/o Harmonic Fund Services, The Cayman Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman and for Highbridge Convertible Arbitrage Master Fund, L.P. is c/o Highbridge Capital Management, LLC, 9 West 57th Street, 27th Floor, New York, New York 10019.

(7) Total number of shares beneficially owned includes 9,366 shares that are held in trust by the Company's 401(k) plan as part of matching contributions in the form of Common Stock.

(8) Total number of shares beneficially owned includes 3,993 shares that are held in trust by the Company's 401(k) plan as part of matching contributions in the form of Common Stock.

(9) Total number of shares beneficially owned includes 6,464 shares that are held in trust by the Company's 401(k) plan as part of matching contributions in the form of Common Stock.

(10) Total number of shares beneficially owned includes 8,132 shares that are held in trust by the Company's 401(k) plan as part of matching contributions in the form of Common Stock.

(11) Total number of shares beneficially owned includes 2,059 shares that are held in trust by the Company's 401(k) plan as part of matching contributions in the form of Common Stock.

(12) Total number of shares beneficially owned includes 289,514 shares held by CMEA Life Sciences Fund L.P. Mr. Baruch has shared voting and investment power over these shares as a General Partner of CMEA Life Sciences Fund L.P.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2006, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The goal of our executive compensation program is to provide a structure of incentives and rewards that will drive behavior and performance in a way that builds long term value for our stockholders. In support of this goal we have implemented compensation and benefit programs that are designed to:

- drive and reward performance
- align the interests of management and stockholders
- enable the recruitment and retention of high quality executives
- provide fair and reasonable levels of compensation

We have implemented specific compensation elements to address these objectives. These have included base salary, equity participation and benefits and, for 2007, include a cash bonus plan. Some of these are short term in nature and others are more relevant as longer term incentives and rewards. Our goal is to have a blend of compensation elements that in the aggregate meet the objectives described above.

The compensation committee of our board of directors oversees our executive compensation arrangements, in accordance with a committee charter approved by the board of directors.

The programs described here relate to all of our executive officers, including the vice presidents and senior vice presidents who report directly to our chief executive officer, and to the chief executive officer himself. This includes those individuals who are identified as named executive officers.

Compensation Objectives

The following are the principal objectives of our compensation programs.

Performance—We strive to maintain a performance-oriented culture. Each of our compensation elements are designed to recognize the actual performance and the potential future performance of our executive officers. We expect all of our executive officers to perform to high standards of competence. We also expect them to set and achieve appropriate goals for their area of responsibility and for the company as a whole.

Alignment with stockholders—We seek to align ourselves with the interests of our stockholders. We do this by setting our goals based on the business milestones that we believe are most likely to drive long term stockholder value and by tying significant elements of executive compensation to our business success. Cash bonuses are designed to acknowledge short term goal accomplishment while over the long term, executive officers expect to benefit directly from increases in the value of our Common Stock through equity participation, primarily stock options.

Recruiting and Retention—Building an outstanding organization and delivering excellence in all aspects of our performance requires that we hire, and retain, high quality executives. We believe that an environment in which employees are able to have an enjoyable, challenging and rewarding work experience is critical to our ability to recruit and retain the right people. A critical aspect of that environment is the structure of incentives and rewards that are embedded in the compensation structure. We strive to keep this structure competitive so that qualified people are motivated to join our team and to stay at Monogram for long and successful careers.

Fair and Reasonable—We strive to make our compensation programs fair in two ways. First, we aim for fairness internally in relation to other executives and to other employees throughout the organization. Second, we seek fairness externally in relation to comparable positions in other companies. We also set compensation levels that are reasonable in terms of our overall financial and competitive condition as a company and that reflect the experience, skills and level of responsibility of the executive. We utilize the Radford Global Life Sciences Survey for companies nationwide with 150-499 employees to aid in benchmarking our cash compensation levels to outside market conditions.

Implementing our Objectives

Roles of the Compensation Committee and Management—The compensation committee of the board of directors operates under a board-approved charter. This charter specifies the principal responsibilities of the committee as follows: (i) to review and approve the overall compensation strategy (including performance goals, compensation plans, programs and policies, employment and similar agreements with executive officers); (ii) to determine the compensation and terms of employment of the chief executive officer and the other executive officers; (iii) to administer and to recommend adoption, change or termination of plans, including option plans, bonus plans, deferred compensation plans, pension plans and (iv) to establish appropriate insurance for the directors and officers. The committee consists of four directors, each of whom satisfies the independence requirements of the NASDAQ Global Market as well as applicable SEC and IRS regulations.

The performance of each of our executive officers is evaluated annually at the end of the calendar year. The chief executive officer's performance is evaluated by the compensation committee and the performance of the other executive officers is evaluated by the chief executive officer and reviewed with the compensation committee. The factors taken into account in the evaluation of performance include: the extent to which pre-established goals were accomplished and the extent to which the executive demonstrated leadership, creativity, teamwork and commitment, and embodied our company values. Other factors that are considered in making compensation determinations are the experience, skill level and level of responsibility of the executive and competitive market conditions.

Equity Grant Practices—All options granted to executive officers must be approved by either the compensation committee or the board of directors. At the time of hire, options are granted effective on the employment start date for the executive. Generally, we assess all of our executive officers on an annual basis for potential additional stock option grants. These annual awards are approved by the compensation committee or by the board of directors. In 2005, 2006 and 2007, these awards were granted at the first regularly scheduled board meeting of the calendar year, on March 2, 2005, April 7, 2006 and March 29, 2007, respectively.

Elements Used to Achieve Compensation Objectives

Base Salary—In determining base salaries for our executive officers, we benchmark each of our executive positions using the Radford Global Life Sciences Survey for companies nationwide with 150-499 employees. We use the 50th percentile as a general benchmark for salary levels. However, many factors affect the determination of the salary level for individual executives, including performance, experience, skill, responsibilities and competitive market factors. In general, we seek to provide a fair, reasonable and competitive level of base salary.

Cash Bonus—While we believe that the provision of short-term cash incentives is important to aligning the interests of executive officers and stockholders, and to the rewarding of performance, we also take into account the overall financial situation of the company. At the beginning of 2006, we concluded that, because of the then potential impact of the contingent value rights on our cash position, it would be prudent to not implement a cash bonus plan for 2006. Accordingly, no bonus plan was implemented and no payments were made to our executive officers for 2006. However, for 2007, we have implemented a cash bonus plan that provides for the payment of cash bonuses based on the compensation committee's assessment of our performance against specified revenue targets and other corporate goals for the year, as well as an assessment of individual performance for each executive. The chief executive officer is eligible for a total target bonus of up to 40% of base salary. The other executive officers are each eligible for a total target bonus of up to 30% of base salary. In determining these target bonus percentages we benchmarked our executives using the Radford Global Life Sciences Survey for companies nationwide with 150-499 employees, with the 50th percentile as a general target for potential bonus levels.

Equity Incentive—We utilize stock options as the primary method of equity participation for our executive officers. In the future we may consider using other forms of equity participation such as restricted stock grants. We determine option grants by reference to our own capitalization structure and to internally generated benchmarks that we have established to determine appropriate levels of stock option grants for our employees.

Benefits—We provide a competitive range of health and other benefit programs to our executive officers. These are provided on the same basis to executive officers and all employees. These include health and dental insurance, life and disability insurance, and a 401(k) plan under which certain matching contributions are made in company stock.

In addition to these benefit programs, we have implemented a non qualified deferred compensation plan, effective January 2007. Those eligible for this plan include members of the board of directors, the executive officers and certain other senior employees. Under this plan, individuals enrolled in the plan can, by election in advance, defer a portion of their total compensation on a pretax basis. There are no special perquisites or benefit programs made available exclusively to any of the executive officers, either individually or as a group.

Relocation—When necessary and appropriate, upon the hire of new executives, we may pay additional amounts in reimbursement of relocation costs and/or as additional compensation to assist with the high cost of housing in the San Francisco Bay Area.

Severance—Under provisions of our chief executive officer's employment agreement, in the event of a termination of employment for reasons other than cause, he is entitled to receive salary payments and continuation of certain healthcare benefits for twelve months and full vesting of his outstanding stock options. None of our other executive officers have agreements providing for any severance payments, except as described below under "*Change in Control.*"

Change in Control—In the event of an actual or constructive termination of employment, other than for cause, within twelve months after a change of control of the company, our chief executive officer will receive the following termination benefits: continuation of salary and certain healthcare benefits for a period of twelve months and full vesting of outstanding stock options. In the event of an actual or constructive termination of employment, other than for cause, within three months before or twenty-four months after a change of control of the company, our other named executive officers will receive, in a lump sum payment, one year's salary and full vesting of outstanding stock options.

Compensation of the Named Executive Officers in 2006

William D. Young, Chairman and Chief Executive Officer—Mr. Young's base salary was set at $455,000 for 2006, reflecting the compensation committee's assessment of his performance in leading the company and based on his experience, skills and leadership abilities. As a result of an assessment of the company's cash position at the start of 2006, we did not implement a cash bonus plan for 2006 and no cash bonus was paid to Mr. Young for the year. At the time of our annual review of stock option grants, on April 7, 2006, Mr. Young was granted an option to purchase 300,000 shares of Common Stock at an exercise price of $1.62 per share. This option grant was considered appropriate by the compensation committee, taking into account Mr. Young's performance, role, responsibilities and anticipated contributions to the company. This option vests in accordance with our normal vesting schedule which is 25% after twelve months and then in equal monthly increments over the remaining three years of a four year vesting term.

Alfred G. Merriweather, Senior Vice President and Chief Financial Officer; William Welch, Senior Vice President and Chief Commercial Officer; Christos Petropoulos, Vice President and Chief Scientific Officer; Kathy Hibbs, Senior Vice President and General Counsel—Base salary for the other named executive officers were set for 2006 at the following levels: Mr. Merriweather—$260,000; Mr. Welch—$283,000; Mr. Petropoulos—$273,000; and Ms. Hibbs—$260,000. These salary levels reflect the compensation committee's concurrence with Mr. Young's assessment of their performance in leading their functions and in contributing to the company's overall progress. As a result of an assessment of the company's cash position at the start of 2006, we did not implement a cash bonus plan for 2006 and no cash bonuses were paid to these executive officers for the year. At the time of our annual review of stock option grants, on April 7, 2006, the named executives were granted options to purchase the following number of shares of Common Stock at an exercise price of $1.62 per share: Mr. Merriweather—100,000; Mr. Welch—175,000; Mr. Petropoulos—100,000; and Ms. Hibbs—100,000. These option grants were considered appropriate by the compensation committee, taking into account the executives' performance, roles, responsibilities and anticipated contributions to the company. These options vest in accordance with our normal vesting schedule which is 25% after twelve months and then in equal monthly increments over the remaining three years of a four year vesting term.

In addition, in accordance with our agreement with Mr. Welch at the time of his recruitment to be our chief commercial officer and his relocation to the San Francisco Bay Area, we paid him mortgage assistance payments in 2006 of $60,000 and reimbursed relocation costs of $6,550.

SUMMARY COMPENSATION TABLE

The following table shows for the fiscal year ended December 31, 2006, compensation awarded to or paid to, or earned by, the Company's Chief Executive Officer, Chief Financial Officer and its three other most highly compensated executive officers at December 31, 2006 (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE FOR FISCAL 2006

Name and Principal Position	Year	Salary ($)	Option Awards (a) ($)	All Other Compensation ($)	Total ($)
William D. Young Chairman of the Board and Chief Executive Officer	2006	$454,519	$1,123,228	$ 4,914(b)	$1,582,661
Alfred G. Merriweather Senior VP , Finance and Chief Financial Officer	2006	$259,615	$ 210,719	$ 4,901(c)	$ 475,235
Christos J. Petropoulos, PhD VP, Research and Development	2006	$272,846	$ 383,458	$ 250(d)	$ 656,554
William J. Welch Sr. VP and Chief Commercial Officer	2006	$282,846	$ 271,134	$70,214(e)	$ 624,194
Kathy L. Hibbs Senior VP, General Counsel	2006	$259,712	$ 222,157	$ 3,664(f)	$ 485,533

Note:

(a) Represents the compensation expense related to all outstanding options that we recognized for the year ended December 31, 2006 under Statement of Financial Accounting Standards No. 123R (SFAS123R), adjusted to exclude estimates of forfeitures. This expense is determined by computing the fair value of each option on the grant date in accordance with SFAS 123R and recognizing that amount as expense ratably over the option vesting term and accordingly includes the portion of options granted in previous years, that vested in 2006.

(b) Consists of $4,914 of matching payments under our 401(k) plan in the form of shares of our Common Stock.

(c) Consists of $4,648 of matching payments under our 401(k) plan in the form of shares of our Common Stock and $253 of reimbursement of health club fees in accordance with a benefit program available to all employees.

(d) Consists of reimbursement of health club fees in accordance with a benefit program available to all employees.

(e) Consists of $3,664 of matching payments under our 401(k) plan in the form of shares of our Common Stock, $6,550 in moving costs and $60,000 in mortgage assistance payments, both related to Mr. Welch's relocation to the San Francisco Bay Area.

(f) Consists of $3,664 of matching payments under our 401(k) plan in the form of shares of our Common Stock.

GRANTS OF PLAN-BASED AWARDS

The following table shows for the fiscal year ended December 31, 2006, certain information regarding grants of plan-based awards to the Named Executive Officers:

GRANT OF PLAN-BASED AWARDS IN FISCAL 2006*

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
William D. Young	4/7/2006	300,000	$1.62	$353,640
Alfred G. Merriweather	4/7/2006	100,000	$1.62	$117,880
Christos J. Petropoulos, PhD	4/7/2006	100,000	$1.62	$117,880
William J. Welch	4/7/2006	175,000	$1.62	$206,290
Kathy L. Hibbs	4/7/2006	100,000	$1.62	$117,880

* Share numbers reflected in the above table do not give effect to any reverse stock split that may be effected pursuant to Proposal 2 contained in this Proxy Statement.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR -END.

The following table shows for the fiscal year ended December 31, 2006, certain information regarding outstanding equity awards at fiscal year end for the Named Executive Officers.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2006[1]

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
William D. Young	721,875	928,125	$2.28	3/2/2013
	—	300,000	$1.62	4/7/2014
	150,000	—	$3.14	11/11/2009
	12,500	—	$5.40	11/9/2008
	500,000	—	$3.14	11/11/2009
	150,000	—	$6.00	2/1/2011
	65,000	—	$3.22	7/16/2011
	222,500	—	$2.57	2/21/2012
	262,500	37,500	$1.51	6/20/2013
	206,250	93,750	$3.00	3/17/2014
Alfred G. Merriweather	109,375	140,625	$2.28	3/2/2013
	—	100,000	$1.62	4/7/2014
	90,313	37,188	$1.88(2)	2/6/2014
	190,364	22,136	$1.38(2)	5/5/2013
	92,967	3	$1.24(2)	1/6/2013
	170,000	—	$2.71(2)	12/19/2011
	34,530	—	$1.24(2)	1/6/2013
Christos J. Petropoulos	262,500	337,500	$2.28	3/2/2013
	—	100,000	$1.62	4/7/2014
	—	—	$0.32	8/19/2006
	7,500	—	$0.64	4/21/2007
	5,775	—	$5.40	3/30/2009
	24,331	—	$3.70	2/8/2010
	—	—	$0.32	9/16/2006
	35,000	—	$6.00	2/1/2010
	15,000	—	$3.22	7/16/2010
	56,250	—	$2.57	2/21/2012
	43,750	6,250	$1.51	6/20/2013
	51,562	23,438	$3.00	3/17/2014
William J. Welch	100,000	200,000	$2.44	8/29/2013
	—	175,000	$1.62	4/7/2014
Kathy L. Hibbs	131,250	168,750	$2.28	3/2/2013
	—	100,000	$1.62	4/7/2014
	85,000	—	$1.81	4/16/2011
	47,500	—	$2.57	2/21/2012
	43,750	6,250	$1.51	6/20/2013
	51,562	23,438	$3.00	3/17/2014

(1) Share numbers reflected in the above table do not give effect to any reverse stock split that may be effected pursuant to Proposal 2 contained in this Proxy Statement.

(2) Upon exercise of these assumed ACLARA stock options, Mr. Merriweather will be entitled to receive a payment of $0.88 per share as payment in lieu of receiving contingent value rights, or CVRs, issued to holders of ACLARA Common Stock in connection with the Company's merger with ACLARA in December 2004.

OPTION EXERCISES AND STOCK VESTED

There were no option exercises in the fiscal year ended December 31, 2006 by the Named Executive Officers and no stock bonus awards held by Named Executive Officers vested in the fiscal year ended December 31, 2006.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information as of December 31, 2006 regarding our equity compensation plans[1]:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	18,711,060	$1.49	3,063,992
Equity compensation plans not approved by security holders	500,000(2)	$3.14	—
Total	19,211,060	$2.39	3,063,992

(1) Share numbers reflected in the above table do not give effect to any reverse stock split that may be effected pursuant to Proposal 2 contained in this Proxy Statement.

(2) Consists of non-statutory stock options granted to William D. Young outside of the Company's 2000 Equity Incentive Plan pursuant to the terms of an employment agreement between Mr. Young and the Company described in Item 11 above under "Employment, Severance and Change of Control Agreements."

Employment, Severance and Change of Control Agreements

William D. Young

We have an agreement with William D. Young governing his employment as our Chief Executive Officer. This employment agreement provides for an initial base salary of $300,000 per year, plus a yearly incentive bonus as part of our bonus program based on objectives established by the Board of Directors after consultation with Mr. Young, plus a yearly special bonus of between $50,000 and $100,000, grossed up for tax purposes. In addition, the agreement contains a non-solicitation agreement. Mr. Young recommended that his salary be reduced as part of the November 2002 business restructuring. The Compensation Committee of the Board of Directors determined, and Mr. Young agreed, that Mr. Young's base salary would be reduced by $50,000 to $280,000 beginning in November 2002 and that no bonuses would be paid for services performed by Mr. Young during 2002 or 2003 pursuant to this agreement. In addition, Mr. Young has waived the bonus described in the Employment Agreement for years after 2003.

As required by the agreement, prior to the commencement of Mr. Young's employment, we also granted him a stock bonus award of 150,000 fully vested shares of the Common Stock, in consideration of his past service as our Chairman of the Board prior to becoming our Chief Executive Officer. The agreement also provides for the following:

- a cash bonus in the gross amount of $180,000, granted on January 15, 2000, and an additional cash bonus in the gross amount of $180,000, granted on April 15, 2000;
- an incentive stock option under our 2000 Equity Incentive Plan covering 150,000 shares of the Common Stock, which is now fully vested;
- a non-statutory stock option, granted outside of our 2000 Equity Incentive Plan, covering 250,000 shares of the Common Stock, which is now fully vested; and
- a non-statutory stock option, granted outside of our 2000 Equity Incentive Plan, covering 250,000 shares of the Common Stock, which is now fully vested.

Our agreement with Mr. Young specifies that Mr. Young's employment is at-will. If we terminate his employment for any reason other than for cause, including in the context of a change of control, however, or if his employment is terminated as a result of death or permanent disability, we have also agreed to continue to pay him, or his estate, his base salary, at the level in effect at the time of termination, for an additional 12 months.

Executive Severance Agreements and Stock Option Acceleration Provisions

We have entered into executive severance benefits agreements with each of our executive officers other than William Young. These executive severance benefits agreements provide that if the executive is terminated without cause or constructively terminated within three months prior to or twenty-four months after a change in control then the executive will receive a one time cash severance payment equal to twelve months of the executive's base salary plus an amount equal to the bonus that the executive received for the prior year.

The stock option agreements we have entered into with our executive officers in connection with stock option grants made to them under the 2004 Plan provide for acceleration of vesting of the stock option if the executive is terminated without cause or for good reason as of, or within 13 months after, a Change in Control. Options granted to executives under our 2000 Equity Incentive Plan, pursuant to the terms of that plan, are also subject to accelerated vesting if the executive is terminated without cause or for good reason as of, or within 13 months after, a Change in Control.

POTENTIAL PAYOUTS UPON TERMINATION OR CHANGE IN CONTROL

The table below shows the potential payments and benefits to which each Named Executive Officer would be entitled under the executive severance benefits agreements and stock option acceleration provisions described above and, in the case of Mr. Young, his employment agreement. The amounts shown in the table assume that termination was effective as of December 31, 2006 and that all eligibility requirements under the executive severance benefits agreements or applicable employment agreement were met.

		Termination without Cause or Constructively Terminated	
Name	Benefits	Within the Context of Change in Control	Outside the Context of Change in Control
William D. Young	Cash severance	$455,000	$455,000
	Cash bonus	—	—
	Medical benefits	12,992	12,992
	Stock option vesting acceleration (1)	38,690	38,690
	Total	$506,682	$506,682
Alfred G. Merriweather	Cash severance	$260,000	—
	Cash bonus	—	—
	Medical benefits	—	—
	Stock option vesting acceleration (1)	10,978	—
	Total	$270,978	—
Christos J. Petropoulos, PhD	Cash severance	$273,000	—
	Cash bonus	—	—
	Medical benefits	—	—
	Stock option vesting acceleration (1)	13,234	—
	Total	$286,234	—
William J. Welch	Cash severance	$283,000	—
	Cash bonus	—	—
	Medical benefits	—	—
	Stock option vesting acceleration (1)	16,240	—
	Total	$299,240	—
Kathy L. Hibbs	Cash severance	$260,000	—
	Cash bonus	—	—
	Medical benefits	—	—
	Stock option vesting acceleration	10,551	—
	Total	$270,551	—

(1) Represents the value of the portion of the stock option that is assumed to be accelerated, calculated using a Black-Scholes option valuation method.

DIRECTOR COMPENSATION

The following table shows for the fiscal year ended December 31, 2006 certain information with respect to the compensation of all non-employee directors of the Company:

DIRECTOR COMPENSATION FOR FISCAL 2006

Name	Fees Earned or Paid in Cash (a) ($)	Option Awards (b) ($)	Total ($)
Thomas Baruch	$21,250	$24,083	$45,333
William Jenkins	$30,250	$24,083	$54,333
Edmon Jennings	$25,250	$24,083	$49,333
Cristina Kepner	$26,250	$24,083	$50,333
John Mendlein	$22,250	$24,083	$46,333
David H. Persing	$21,250	$24,083	$45,333

Note:

(a) Represents retainer, committee and meeting fees.

(b) Represents the compensation expense related to all outstanding options that we recognized for the year ended December 31, 2006 under Statement of Financial Accounting Standards No. 123R (SFAS123R), adjusted to exclude estimates of forfeitures. This expense is determined by computing the fair value of each option on the grant date in accordance with SFAS 123R and recognizing that amount as expense ratably over the option vesting term and accordingly includes the portion of 2005 and 2006 options granted in previous years, that vested in 2006. The grant date fair value of options granted to directors in 2006 and 2005 was $23,576 and $32,960, respectively, for each director.

Each of our non-employee directors received an annual retainer of $15,000 in 2006, paid in equal quarterly installments. In addition, in 2006 each non-employee director received a fee of $1,500 for each Board of Directors meeting attended in person ($2,500 for directors resident outside of the U.S.), a fee of $500 for each Board of Directors meeting attended by phone and a fee of $500 for each committee meeting attended by committee members. In the fiscal year ended December 31, 2006, the total cash compensation paid to non-employee directors was $146,500. The members of the Board of Directors are also eligible for reimbursement for their expenses incurred in attending Board meetings in accordance with our policy. In 2007, the Board of Directors increased the cash compensation payable to our non-employee directors. In 2007, each of the non-employee directors shall receive an annual retainer of $20,000, paid in equal quarterly installments, a fee of $2,000 for each Board of Directors meeting attended in person, a fee of $500 for each Board of Directors meeting attended by phone and a fee of $500 for each committee meeting attended by committee members. In addition, the chair of the Audit Committee will receive an annual retainer of $10,000 and the chair of the Compensation Committee will receive an annual retainer of $5,000.

All of our directors are eligible to participate in our 2004 Equity Incentive Plan, or the 2004 Plan. Option grants to non-employee directors are discretionary. However, the Board of Directors has adopted a policy pursuant to which it makes initial grants of stock options to new non-employee directors at their time of election to the Board of Directors, and, on an annual basis, grants stock options to its continuing non-employee directors. During the fiscal year ended December 31, 2006, we granted each of our six continuing non-employee directors options to purchase 20,000 shares of Common Stock. These options vest monthly over a one-year period; provided that the vesting may accelerate and all shares subject to the options may become immediately exercisable in the event of a change in control of us.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the fiscal year ended December 31, 2006, the following non-employee directors served as members of the Compensation Committee: William Jenkins (Chair), Cristina H. Kepner, John D. Mendlein, and David H. Persing. During that fiscal year, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board of directors that the CD&A be included in this proxy statement for the fiscal year ended December 31, 2006.

William Jenkins (Chair)
Cristina H. Kepner,
John D. Mendlein
David H. Persing

Certain Relationships and Related Transactions, and Director Independence

Independence of The Board of Directors

As required under the Nasdaq Stock Market ("Nasdaq") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the Nasdaq, as in effect time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent registered public accounting firm, the Board has affirmatively determined that the following 6 directors are independent directors within the meaning of the applicable Nasdaq listing standards: Thomas Baruch, William Jenkins, Edmon Jennings, Cristina Kepner, John Mendlein, and David H. Persing. In making this determination, the Board found that none of these directors or nominees for director had a material or other disqualifying relationship with the Company. William Young, the Chief Executive Officer of the Company, is not an independent director by virtue of his employment with the Company.

Transactions with Related Persons

Indemnity Agreements

We have entered into indemnity agreements with each of our officers and directors which provide, among other things, that we will indemnify those officers or directors, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of Monogram, and otherwise to the fullest extent permitted under Delaware law and the Company's Bylaws. We also intend to enter into these agreements with our future directors and officers.

Merger with ACLARA BioSciences, Inc.

In connection with our December 2004 merger with ACLARA, we issued approximately 61.9 million shares of our Common Stock and approximately 61.9 million contingent value rights, or CVRs, to ACLARA stockholders. Thomas R. Baruch and John Mendlein, members of our Board of Directors, were directors of ACLARA prior to the merger. Alfred G. Merriweather and Michael J. Dunn were executive officers of ACLARA prior to the merger. In connection with the merger, each share of ACLARA Common Stock held by each of these former ACLARA directors and officers was exchanged for 1.7 shares of our Common Stock and 1.7 CVRs. In addition, options to acquire shares of ACLARA Common Stock held by these former ACLARA directors and officers were converted into options to acquire shares of our Common Stock and CVRs, at the same ratio. In June, 2006, each holder of a CVR became entitled to receive $0.88 per CVR.

Related-Person Transactions Policy and Procedures

It is our practice and policy to comply with all applicable laws, rules and regulations regarding related-person transactions, including the Sarbanes-Oxley Act of 2002 and the Nasdaq listing standards. A related-person is any executive officer, director, or more than 5% stockholder of the Company, including any of their immediate family members, and any entity owned or controlled by such persons. Under its charter, our Audit Committee is charged with reviewing and approving all related-person transactions, as required by the Nasdaq rules. In considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself form the deliberations and approval. The Company has not yet adopted a written related-person transactions policy.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Monogram stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, direct your written request to Monogram Biosciences, Inc., Investor Relations, 345 Oyster Point Boulevard, South San Francisco, California 94080 or contact Investor Relations at (650) 635-1100. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker. In addition, Monogram will promptly deliver, upon written or oral request, to the address or telephone number above, a separate copy of the annual report and proxy statement to a stockholder at a shared address to which a single copy of the documents were delivered.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



KATHY L. HIBBS
Secretary

August 14, 2007

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K, as amended, for the fiscal year ended December 31, 2006 is available without charge upon written request to: Corporate Secretary, Monogram Biosciences, Inc. 345 Oyster Point Boulevard, South San Francisco, California 94080.

END

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